08002054

6

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Banco Daycoval

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*CURRENT ADDRESS Av. Paulista
No. 1793 - 12th floor
Sao Paulo
Brazil

**FORMER NAME

PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35781 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/22/08

082-35181 12-31-06 AR/S

55,881,013 Preferred Shares

BancoDaycoval

BANCO DAYCOVAL S.A.

Offer Price: R$17.00 per Preferred Share

We, Banco Daycoval S.A., and the selling shareholders, Morris Dayan, Salim Dayan and Carlos Moche Dayan, are offering a total of 55,881,013 of our preferred shares to the public in Brazil, to institutional investors in the United States and to institutional and other investors elsewhere.

We and the selling shareholders have applied for registration of this offering with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM. Our preferred shares will be listed on the Level 1 segment of the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*), under the symbol "DAYC4." The ISIN number for our preferred shares is BRADYCACNPR2. The initial offering price for our preferred shares is R$17.00. Neither the CVM, the United States Securities and Exchange Commission nor any other regulatory authority has approved or disapproved the preferred shares offered hereby or passed upon or endorsed the merits of this offering or the accuracy or adequacy of this offering memorandum (or the Portuguese language prospectus used in connection with the offering of our preferred shares in Brazil).

The selling shareholders have granted Banco UBS Pactual S.A. an option, exercisable by joint decision of the underwriters, to place up to an additional 8,382,151 preferred shares at the offering price, representing 15.0% of the preferred shares initially offered hereby, to cover over-allotments, if any, for a period of up to 30 days from the first trading day of the preferred shares.

The capital increase in connection with the primary offering of our preferred shares is subject to approval by the Central Bank of Brazil (*Banco Central do Brasil*), or the Central Bank. If this approval is not obtained prior to the closing of this offering, we will deliver to investors units, each representing one preferred share and six subscription receipts. Upon the approval of our capital increase by the Central Bank, the units will be split and each of our subscription receipts will be redeemed and exchanged for one preferred share. See "The Offering" on page 7 and "Risk Factors—If the Central Bank does not approve our capital increase in the primary offering on a timely basis, we will offer units instead of preferred shares" on page 22.

The offer and sale of our preferred shares has not been and will not be registered under the U.S. Securities Act of 1933, as amended (which we refer to as the Securities Act) or under any U.S. state securities laws. Accordingly, our preferred shares are being offered in the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act, pursuant to exemptions from registration under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. See "Transfer Restrictions" on page 150 for a description of restrictions on transfers of our preferred shares.

Investors residing outside Brazil, including institutional investors, may purchase our preferred shares if they comply with the registration requirements of CVM Instruction No. 325, dated January 27, 2000, and Resolution No. 2,689, dated January 26, 2000, of the Brazilian National Monetary Council (*Conselho Monetário Nacional*), as amended.

Investing in our preferred shares involves risks. See "Risk Factors" beginning on page 13 for a discussion of certain factors you should consider before investing in our preferred shares.

Payment for our preferred shares must be made in *reais* through the Brazilian Settlement and Custodial Company (*Companhia Brasileira de Liquidação e Custódia*), or CBLC. It is expected that our preferred shares will be delivered through the CBLC on or about July 3, 2007. See "Market Information."

Joint Global Coordinators and Bookrunners

Goldman, Sachs & Co. **UBS Investment Bank**

Co-managers

ABN AMRO **Bulltick, LLC** **Espírito Santo Investment**

The date of this offering memorandum is June 26, 2007.

In this offering memorandum, unless the context requires otherwise, references to (i) "we," "our," "us," the "Company" and "Daycoval" are to Banco Daycoval S.A., a corporation (*sociedade anônima*) organized under the laws of Brazil, and its consolidated subsidiaries; (ii) our "selling shareholders" are to Morris Dayan, Salim Sayan and Carlos Moche Dayan, collectively; and (iii) our "preferred shares" are to any shares being offered through this offering memorandum, including in the form of units, and any preferred shares to be issued in the future as a result of the redemption of subscription receipts by us.

You should rely only on the information contained in this offering memorandum. Neither we, the selling shareholders, the underwriters for the Brazilian offering nor the agents appointed by the underwriters to facilitate the placement of our preferred shares outside Brazil have authorized anyone to provide you with information different from that contained in this offering memorandum. Our preferred shares are being offered, and offers to purchase our preferred shares are being sought, only in jurisdictions where offers and sales are permitted. The information contained in this offering memorandum is accurate only at the date of this offering memorandum, regardless of the time of delivery of this offering memorandum or of any offer or sale of our preferred shares.

This offering memorandum is highly confidential, and we have prepared it for use solely in connection with the proposed offering of our preferred shares. This offering memorandum is personal to the offeree to whom it has been delivered by any of the agents and does not constitute an offer to any other person or to the public in general to subscribe or otherwise acquire our preferred shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise that offeree with respect thereto is unauthorized, and any disclosure of any of its contents without our prior written consent is prohibited. Each offeree, by accepting delivery of this offering memorandum, agrees to the foregoing and agrees not to make any photocopies of this offering memorandum in whole or in part.

We and the selling shareholders are relying on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. Our preferred shares offered through this offering memorandum are subject to restrictions on transferability and resale, and may not be transferred or resold in the United States except as permitted under the Securities Act and applicable U.S. state securities laws pursuant to registration or exemption from them. By purchasing our preferred shares you will be deemed to have made the acknowledgments, representations, warranties and agreements described under the heading "Transfer Restrictions" in this offering memorandum. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. In making investment decisions, you must rely on your own examination of our business and the terms of this offering, including the merits and risks involved.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell our preferred shares or possess or distribute this offering memorandum and must obtain any consent, approval or permission required for your purchase, offer or sale of our preferred shares under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and neither we, the selling shareholders, the underwriters nor the agents will have any responsibility therefor.

We, the selling shareholders, the underwriters and the agents reserve the right to reject any offer to purchase, in whole or part, and for any reason, our preferred shares offered hereby.

In any Member State of the European Economic Area, or EEA, that has implemented Directive 2003/71/EC (and together with any applicable implementing measures in any Member State, the Prospectus Directive), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This offering memorandum has been prepared on the basis that all offers of our preferred shares will be made pursuant to an exemption under the Prospectus Directive, as implemented by Member States of the EEA, from the requirement to produce a prospectus for offers of our preferred shares. Accordingly, any person making or intending to make any offer within the EEA of our preferred shares, which are the subject of the offer contemplated in this offering memorandum should only do so in circumstances in which no obligation arises for us, the selling shareholders, the underwriters or the agents to produce a prospectus for such offer. Neither we, the selling shareholders, nor the underwriters or agents have authorized, nor do they authorize, the making of any offer of our preferred shares through any financial intermediary, other than offers made by underwriters which constitute the final placement of our preferred shares contemplated in this offering memorandum.

Each person in a Member State of the EEA which has implemented the Prospectus Directive or, a Relevant Member State, who receives any communication in respect of, or who acquires any of our preferred shares under, the offers contemplated in this offering memorandum will be deemed to have represented, warranted and agreed to and with the underwriters, the agents, the selling shareholders and us that:

- such person is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
- in the case of any preferred shares acquired by such person as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the preferred shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or other than in circumstances in which the prior consent of the global coordinator has been given to the offer or resale or (ii) where preferred shares have been acquired by such person on behalf of persons in any Relevant Member State other than qualified investors, the offer of those preferred shares to such person is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, an "offer" in relation to any preferred shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any preferred shares to be offered so as to enable an investor to decide to purchase or subscribe for our preferred shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The preferred shares are only available to, and any invitation, offer or agreement to subscribe, purchase or acquire such preferred shares will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this offering memorandum or any of its contents.

No representation or warranty, express or implied, is made by the underwriters or the agents as to the accuracy or completeness of any of the information set out in this offering memorandum, and nothing contained herein is or shall be relied upon as a promise or representation by the underwriters or the agents, whether as to the past or to the future.

This offering is being made in Brazil by a prospectus in Portuguese. The Brazilian prospectus, which has been filed with the CVM, is in a format different from that of this offering memorandum and contains certain information not generally included in documents such as this one. This offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this offering memorandum and you should take this information into account when making your decision to invest in our preferred shares.

In connection with this placement, Banco UBS Pactual S.A., acting through UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., may over-allot or effect transactions with a view to supporting the market price of our preferred shares at a level higher than that which might otherwise prevail for a limited period. However, there is no assurance that Banco UBS Pactual S.A. or UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. will undertake stabilizing actions. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules. See "Plan of Distribution."

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire implies that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of the State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This offering memorandum contains estimates and forward-looking statements subject to risks and uncertainties, principally in "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business." Some of the matters discussed concerning our business, financial condition, results of operations, liquidity, strategy and prospects include estimates and forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, liquidity, strategy, and prospects. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to risks, uncertainties and assumptions and are made in light of information currently available to us.

Our estimates and forward-looking statements may be affected by the following factors, among others:

- general economic, political and business conditions in Brazil.
- our ability to implement our business strategies successfully, including our ability to (i) continue to expand our operations in both the middle-market and the individual lending segments, (ii) continue to maintain the quality of our loan portfolio and (iii) continue to maintain the diversified nature of our clients and source of funding;
- our capitalization level;
- the market value of government-issued securities;
- an increase in loan defaults by our clients, as well as an increase in our allowance for loan losses;
- credit risk, market risk and any other risks related to our financing activities;
- competition in the Brazilian banking market;
- changes in the availability and cost of our funding;
- prevailing inflation rates;
- appreciation or depreciation of the *real* and fluctuations in interest rates;
- changes in Brazilian laws, regulations, taxation and governmental polices that relate to our activities;
- administrative and judicial proceedings involving us; and
- the other risk factors discussed under the caption "Risk factors".

Statements that depend on or are related to events or future or uncertain conditions or that include the words "believe", "anticipate", "continue", "expect", "estimate", "intend", "may", "assume" and other variations, as well as similar words, are intended to identify forward-looking statements. Forward-looking statements include information concerning our potential or assumed future results of operations, business strategies, funding plans, competitive position, industry environment, potential growth opportunities and the effects of future regulation and of competition. Forward-looking statements and estimates speak only at the date they are made, and neither we nor the selling shareholders, the underwriters or the agents undertake the obligation to update or revise any forward-looking statements after we distribute this offering memorandum to reflect new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this offering memorandum may not occur or be accurate, and our future financial condition, results of operations, liquidity and performance may differ materially from those set out for a number of reasons.

Any such forward-looking statements and estimates are not guarantees of future performance and involve risks and uncertainties. Given such limitations, you should not rely on these forward-looking statements to make a decision to invest in our preferred shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements and Information

We maintain our books and records in *reais*. We prepare our financial statements in accordance with accounting principles adopted in Brazil, or Brazilian GAAP, which are based on:

- Brazilian Law no. 6,404/76, as amended by Brazilian Law No. 9,457/97 and Brazilian Law No. 10.303/01, which we refer to hereinafter as the Brazilian corporation law;
- the rules and regulations of the CVM;
- the accounting standards established by the Standard Chart of Accounts for Financial Institutions (*Plano Contábil das Instituições do Sistema Financeiro Nacional*), or COSIF, Central Bank and National Monetary Council (*Conselho Monetário Nacional*), or CMN;
- the accounting standards issued by the Brazilian Institute of Independent Accountants (*Instituto dos Auditores Independentes do Brasil*), or IBRACON, and the Brazilian Federal Accounting Council (*Conselho Federal de Contabilidade*), or CFC.

Brazilian GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.

This offering memorandum includes our (i) balance sheets and income statements at and for the years ended December 31, 2004, 2005 and 2006 and (ii) balance sheet and income statement at and for the three months ended March 31, 2007, all derived from our consolidated financial statements at and for the years ended December 31, 2004, 2005 and 2006 and from our consolidated financial statements at and for the three months ended March 31, 2007 prepared in accordance with Brazilian GAAP, and audited by Deloitte Touche Tohmatsu Auditores Independentes. The financial information relating to our income statement for the three months ended March 31, 2006 included in this offering memorandum is derived from our consolidated financial statements for the three months ended March 31, 2006, prepared in accordance with Brazilian GAAP, and subject to a limited review by Deloitte Touche Tohmatsu Auditores Independentes.

The financial information related to Daycoval Fundo de Investimento em Direitos Creditórios, or Daycoval FIDC, has been consolidated into our financial statements. As part of this consolidation, we record the balance of our receivables portfolio previously transferred to Daycoval FIDC as "lending operations" and exclude the amounts represented by our subordinated quotas in Daycoval FIDC from our balance sheet. We also recognize that receivables portfolio, net of the amounts represented by Daycoval FIDC's subordinated quotas, as "borrowings and onlendings—domestic borrowings." In our income statements, we record any income from Daycoval FIDC, as well as any increase in the market value of our subordinated quotas (which are recognized in our individual financial statements as income under "securities transactions"), as "lending operations." Any amounts due to senior quotaholders of Daycoval FIDC are recorded as costs under "funding operations". For further information on Daycoval FIDC, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Funding—Borrowings and Onlendings."

Data for full-year periods regarding volume and annual average balances included in this offering memorandum was calculated at 13 dates: at December 31 of the previous year and at the end of each of the following 12 months. Likewise, data regarding the average annual return rate included in this offering memorandum was calculated based on the revenues and expenses for the period, divided by the average balances calculated as indicated above. For three-month periods, the average balances were calculated using the final balance at each month within the period and the final balance of the last month of the preceding three-month period. Interest income and expense also include: inflation adjustment and indexing of our assets and liabilities in *reais*; earnings and losses due to assets and liabilities in foreign currency; and earnings and losses both realized and to be realized in connection with securities and derivatives, except for mark-to-market adjustments of securities classified as available for sale, which are recorded under shareholders' equity and excludes applicable taxes and contributions.

Market information

The information contained in this offering memorandum relating to Brazil, the Brazilian economy and the market where we operate is based on information published by the Central Bank and by other public entities and by independent sources, including the National Association of Investment Banks (*Associação Nacional dos Bancos de Investimento*), or ANBID, the Brazilian Federation of Banks (*Federação Brasileira de Bancos*), or FEBRABAN, the Brazilian Geography and Statistics Institute (*Instituto Brasileiro de Geografía e Estatística*), or IBGE and the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, among others. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

References

Solely for the convenience of the reader, we have translated certain amounts contained in "Summary Financial Information" and "Selected Financial Information" and elsewhere in this offering memorandum from *reais* into U.S. dollars. The rate used to translate such amounts was R$2.050 to US$1.00 (subject to rounding adjustments), which was the selling exchange rate in effect at March 31, 2007 as reported by the Central Bank. The U.S. dollar equivalent information presented in this offering memorandum is provided solely for your convenience and should not be construed as implying that the amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The *real*/U.S. dollar exchange rate may fluctuate widely and the exchange rate described in this paragraph may not be indicative of future exchange rates. See "Exchange rates" for information regarding *real*/U.S. dollar exchange rates.

Rounding

Certain percentages and other amounts included in this offering memorandum have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.

SUMMARY

This summary contains selected information about us and our preferred shares. It may not contain all of the information you should consider before deciding to invest in our preferred shares. You should read this entire offering memorandum carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the related notes, and the sections "Risk Factors", "Selected Financial Information", "Other Financial and Statistical Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

We are one of the leading banks that provides loans to Brazilian companies in the middle-market segment, which we define as companies with annual gross revenues between R$8.0 million and R$300.0 million. Since the late 1980s, we have offered a wide range of credit products to these companies secured by collateral. At December 31, 2006, we were the 28th largest Brazilian bank not owned by public entities in terms of volume of assets, according to Standard & Poor's. At March 31, 2007, we had assets of R$3,363.9 million, shareholders' equity of R$497.0 million and a loan portfolio of R$1,888.0 million, 81.3% of which consisted of loans made to middle-market companies.

For the three months ended March 31, 2007, our return on average shareholders' equity was approximately 13.8%, compared to 20.5%, 23.2% and 21.4% for the years ended December 31, 2004, 2005 and 2006, respectively. Based on our historical performance and our solid financial position, we believe that we will be able to maintain similar rates in the future, including during periods of unfavorable economic conditions, such as increased inflation or interest rates or higher exchange rate volatility.

We operate through 20 branches located in 13 Brazilian states. We had approximately 2,000 active middle-market clients at March 31, 2007. We believe that a significant potential client base of Brazilian small- and medium-sized companies exists, which will allow us to continue to expand our activities in the middle-market segment, which grew significantly between 2004 and 2006.

In 2004, we started operations in the individual lending market by offering payroll deduction loans under the DayCred brand. At March 31, 2007, our portfolio of such loans was R$285.0 million, which we originated through a wide distribution network consisting of 85 banking correspondents. To further benefit from the potential growth of the Brazilian individual lending segment, we began to offer vehicle financing in 2006. At March 31, 2007, our loans to individuals represented 18.7% of our total loan portfolio.

We seek to diversify our sources of funding to avoid mismatches between the respective interest rates and maturities of our funding and the loans that we grant, and to obtain liquidity to allow us to take advantage of growth opportunities. Our time deposits are our primary source of funding and amounted to R$1,289.6 million at March 31, 2007, representing 49.0% of our total funding. At December 31, 2004, 2005 and 2006, our time deposits represented 57.5%, 46.0% and 47.0% of our total funding, respectively. At March 31, 2007, this source of funding had an average cost of approximately 103.0% of the Interbank Deposit Certificate (*Certificado de Depósito Interbancário*), or CDI, and an average term of 272 days. Our sources of funding also include debt issued in the international markets, with coupons varying from 6.875% to 7.75% per annum. The aggregate outstanding balance of such debt was R$390.2 million at March 31, 2007, representing 14.8% of our total founding. At December 31, 2004, 2005 and 2006, these notes represented 14.0%, 15.2% and 16.3%, respectively, of our total funding. Our funding denominated in U.S. dollars represented 19.5% of our total funding at March 31, 2007, and included the balance of borrowings and onlendings denominated in U.S. dollars in addition to the notes.

We also engage in foreign exchange, trade financing and asset management transactions, which complement our lending operations and allow us to achieve certain synergies with our other operations. At March 31, 2007, we managed six investment funds with total shareholders' equity of R$ .54.2 million. At that date, the net balance of our foreign exchange and trade financing transactions amounted to R$40.4 million.

We believe that the quality of our services, our credibility and our solid reputation are recognized in the Brazilian financial market, as evidenced by our being named as the best middle-market bank by *Gazeta Mercantil*/Austin Ratings in 2005, 2006 and 2007 and by FGV/*Conjuntura Econômica* magazine in 2006. We have some of the highest local ratings among Brazilian medium-sized banks: "A+" from Austin Ratings, "A-" from Fitch Ratings and "BBB+" from Standard & Poor's.

The following tables highlight certain of our financial information for the periods indicated:

	At December 31,				At March 31,	
	2004	2005	2006	2006	2007	2007
	(R$ millions, except percentages)			(US$ millions, except percentages)[1]	(R$ millions, except percentages)	(US$ millions, except percentages)[1]
Total assets	1,213.0	2,166.8	3,088.0	1,506.3	3,363.9	1,640.9
Shareholders' equity	334.4	365.7	437.8	213.6	497.0	242.4
Loan portfolio	651.7	980.9	1,639.2	799.6	1,888.0	921.0
Deposits	523.7	929.6	1,348.6	657.9	1,542.1	752.2
Funds from acceptance and issuance of securities	107.9	252.9	398.4	194.3	390.2	190.3
Basel index[2]	27.2%	25.1%	20.4%	20.4%	21.7%	21.7%
Cash, interbank investments and securities and derivatives	528.0	1,159.5	1,413.9	689.7	1,378.5	672.4
Allowance for loan losses as a percentage of total loan portfolio	2.9%	3.0%	2.8%	2.8%	2.4%	2.4%

	For the year ended December 31,				For the three months ended March 31,		
	2004	2005	2006	2006	2006	2007	2007
	(R$ millions, except percentages)			(US$ millions, except percentages)[1]	(R$ millions, except percentages)		(US$ millions, except percentages)[1]
Net income	70.1	81.5	85.1	41.5	13.6	63.3	30.9
Return on average shareholders' equity	20.5%	23.2%	21.4%	21.4%	3.6%	13.8%	13.8%
Return on average assets	6.4%	5.8%	3.7%	3.7%	0.7%	2.0%	2.0%
Efficiency index[3]	26.8%	37.0%	38.3%	38.3%	46.6%	23.3%	23.3%

(1) Translated into US$ solely for the convenience of the reader. The rate used to translate such amounts was R$2.050 to US$1.00 (subject to rounding adjustments), which was the selling exchange rate in effect at March 31, 2007, respectively, as reported by the Central Bank. The U.S. dollar equivalent information presented in this offering memorandum is provided solely for the convenience of investors and should not be construed as implying that the amounts in *real* represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2) Basel index corresponds to 11% of our adjusted shareholders' equity divided by the minimum amount of capital we are required to maintain pursuant to the regulations of the Central Bank.

(3) Efficiency index is calculated by dividing (a) the sum of (i) personnel expenses and (ii) other administrative expenses, excluding depreciation and amortization by (b) the sum of income from services provided and gross profit from financial intermediation, excluding the effects of the allowance for loan losses. Efficiency index is not calculated using a standard methodology and may not be comparable to the definition of efficiency index or similarly titled measures used by other companies. Efficiency index is not a measure calculated in accordance with Brazilian GAAP or U.S. GAAP. We believe that the efficiency index allow a better understanding of our operational performance.

Our Strengths

We believe that our leadership position among medium-sized Brazilian banks is a result of the following strengths:

Significant and Solid Operations in the Middle-Market Lending Segment

We have operated in the Brazilian middle-market lending segment since 1989. This segment has experienced significant growth in recent years as a result of the low level of indebtedness of small- and medium-sized Brazilian companies, a more stable economic environment and decreasing interest rates in Brazil. We have developed a solid and close relationship with our clients by offering high-quality services and a broad range of credit products that are tailor-made to their particular needs and adjusted to reflect the specific requirements of the middle-market segment. We believe that our network of branches and other distribution channels, together with our team of specialized sales managers, allow us to efficiently respond to our clients' needs, including by rapidly approving loans without compromising our conservative risk policies. We believe that these features represent a significant competitive advantage in relation to other banks that do not specialize in the middle-market lending segment and place us in a favorable position to benefit from future growth of this segment in Brazil.

Conservative and Solid Financial Position

Our activities are based on the maintenance of a solid financial position and the adoption of conservative credit and investment policies. We seek to maintain our liquidity by investing at least 30.0% of our deposits in cash and cash equivalents. To minimize liquidity risks, we also seek to avoid mismatches between our credit portfolio and our sources of funds by diversifying and extending the maturity of our funding. At March 31, 2007, our funding was composed of demand deposits, interbank deposits, time deposits, other deposits, money market funding, funds from acceptance and issuance of securities, and borrowings and onlendings, which represented 4.4%, 49.0%, 21.9% and 14.8% of our total funding, respectively. Our Basel index at March 31, 2007 was 21.7%, which was significantly higher than the 11.0% rate required by the Central Bank and higher than the average of the Basel indexes of all other banks currently listed on the BOVESPA. Our financial strength is confirmed by our local ratings, which are among the best of same-sized Brazilian banks operating in the same segments as us: "A+" from Austin Ratings, "A-" from Fitch Ratings, and "BBB+" from Standard & Poor's.

Quality of Loan Portfolio

We believe that the quality of our loan portfolio and the low level of loan defaults that we have experienced are principally a result of our ability to select clients with an acceptable risk profile and to closely monitor the collateral that they grant us with respect to the loans that we make. At March 31, 2007, 94.8% of our loan portfolio was classified as AA to B, according to the risk classification system established by the Central Bank, compared to an average of 81.5% for the Brazilian financial system. At December 31, 2004, 2005 and 2006, the percentage of our loan portfolio represented by AA to B credits was 88.8%, 92.9% and 94.0%, respectively. In addition, our allowance for loan losses represented 2.4% of our total loan portfolio at March 31, 2007, compared to an average of 6.2% for the Brazilian financial system. At December 31, 2004, 2005 and 2006, our allowance for loan losses represented 2.9%, 3.0% and 2.8%, respectively, of our total loan portfolio. In order to mitigate the risks that could result from a concentrated client base, our credit policy establishes limits on the percentages that each industry or client may represent in our total loan portfolio. At March 31, 2007, our ten largest middle-market clients represented 10.7% of our total loan portfolio, compared to 19.2%, 13.9% and 11.6% at December 31, 2004, 2005 and 2006.

In addition, the nature of the segments in which we operate contributes to the quality of our loan portfolio. Most of our middle-market loans are guaranteed by what we believe to be high-quality collateral. In addition, we believe that our payroll deduction loans have a reduced risk profile compared to other credit products since the installments on such loans are directly deducted from the payroll of the public or private sector employees or the pension paid to beneficiaries and retirees of the Social Security Agency (*Instituto Nacional da Seguridade Social*), or INSS, as the case may be, who are the borrowers under such loans.

Growth Potential with Low Marginal Costs

We believe that the segments in which we operate are among those with the greatest potential for growth in the Brazilian credit industry. We believe that we have the capacity to grow our operations with low marginal costs due to the combination of the following factors:

- we have a state-of-art technology platform with differentiated proprietary systems to evaluate and monitor loans and the capacity to support a significant increase in our client base;
- our database contains historical information on over 750,000 companies and individuals, including current and potential clients, which allows us to rapidly and safely evaluate their credit risk and the quality of the collateral they are able to provide;
- our brand is strongly recognized, partially as a result of the awards we have received (such as the best middle-market bank according to *Gazeta Mercantil*/Austin Ratings in 2005, 2006 and 2007 and by FGV/*Conjuntura Econômica* magazine in 2006), which we believe helps us to attract new clients without significant marketing initiatives and enhances our credibility in the market;
- we have expertise in the development of efficient distribution channels for our products, which we believe will allow us to further expand them at reduced marginal costs; and
- we recently moved to new headquarters at Avenida Paulista, one of the main financial centers in the city of São Paulo and in Latin America, that will allow us to accommodate future personnel increases without additional investments in real estate.

Agility and Efficiency in Developing New Products

We believe that our solid and flexible operating structure, together with the expertise of our experienced management team, have allowed us to develop new products and to quickly explore market opportunities at low costs and in compliance with our stringent return and risk exposure criteria. For example, in 2004 we identified the substantial growth potential of the individual lending segment and started to offer payroll deduction loans. We rapidly implemented an efficient operating structure for offering such loans which, at March 31, 2007, consisted of 90 agreements entered into with private employers and governmental entities and a distribution network comprised of 85 banking correspondents. In 2006, we continued to expand our individual lending portfolio and began offering financing for new and used vehicles.

Experienced Management Committed to High Standards of Corporate Governance

Our senior executives, who are also our shareholders, have substantial experience in the Brazilian financial markets and are fully committed to our interests and goals. Our chief executive officer has more than 40 years, and our other senior executives have more than 15 years, of experience in the Brazilian banking industry and extensive knowledge of our business. We believe that our management is capable of identifying potential growth opportunities that arise in the market and establishing competitive strategies that increase our profitability while reducing our costs and the risks in our portfolio. Our administrative structure is based on the strict definition of activities for each of our areas of operation, which enhances our efficient decision-making process. We seek to stimulate and retain our employees by offering attractive compensation plans which have contributed to our low employee turnover. We also seek to implement high standards of corporate governance, such as the creation of a board of directors that includes independent directors with experience in the financial markets.

Our Strategy

We seek to continue to grow on a sustainable and consistent basis and to create value for our shareholders through the following strategies:

Continue to Focus on the Middle-market Segment

Our main strategy will be to continue to focus on lending operations in the Brazilian middle-market lending segment. We believe that there are numerous potential middle-market clients in the regions in which we operate, and we intend to take advantage of the growth opportunities of this segment by:

- increasing our selected customer base while continuing to apply our credit and collateral quality criteria;
- growing and diversifying our distribution structure through the increase of our sales team and the opening of new branches in attractive locations, such as the states of Alagoas, Rio Grande do Sul, Ceará, Mato Grosso, Santa Catarina and São Paulo,
- retaining clients by offering a broad product portfolio that better serves their needs and differs us from our competitors, as well as through the development of new products, longer-term loans and foreign exchange financing. We are in the process of opening of a branch outside Brazil to improve our product portfolio and support the increasing volume of our foreign exchange transactions; and
- developing our activities for factoring receivables due from entities controlled by Brazilian federal, state and municipal governments in view of the high spreads of these transactions and our experience in dealing with these entities in our payroll deduction loan operations.

Continue to Take Advantage of Opportunities in the Individual Lending Segment

We intend to improve our market share in the individual lending segment by taking advantage of our experience in the lending market and our existing operating structure, as well as by offering new products that we deem attractive and by:

- increasing the volume of our payroll deduction loans through (i) the execution of new agreements with public entities, primarily federal agencies and smaller municipalities, (ii) the use of exclusive and innovative information technology tools to reach to new clients, and (iii) the strengthening of our relationships with banking correspondents through "loyalty" programs such as incentive and training initiatives;
- expanding our offering of vehicle financing products, which we started to provide in June 2006, through national coverage and a focus on higher value-added products such as financing heavy vehicles;
- offering real estate financing for fiduciary sales as part of our payroll deduction loan operations, which we believe is an undeveloped product in Brazil and has significant potential growth due to recent incentives adopted by the Brazilian government; and
- using our existing distribution channels to develop and offer new products, in order to realize economies of scale and reduce our marginal costs.

Diversify our Sources of Funding

As a result of our increased capital base after completion of this offering, we expect to improve our credit ratings, which we believe will allow us to diversify and extend the maturity of our funding sources while reducing their costs, including through new debt issuances in the international markets. In addition, we expect that the decrease in our funding costs and the extension of our funding maturity will enhance our ability to extend credit to our clients on competitive terms.

Maintain our Solid Financial Base

We intend to maintain the quality of our assets by continuing to apply our conservative credit and risk management policies, which we believe have been critical for the reduced default levels of our clients in recent years. In addition, we believe that our high liquidity level has also allowed us take advantage of growth opportunities. Accordingly, we intend to continue to invest at least 30.0% of our deposits in cash and cash equivalents. We will continue to seek to maintain adequate liquidity levels that are compatible with market standards and that provide us with long-term financial stability.

History

We were created in 1968 as Daycoval Distribuidora de Títulos e Valores Mobiliários Ltda. In 1989, our name was changed to Banco Daycoval S.A. after we were authorized to operate as a multiple-service bank by the Central Bank. Since then, we have offered financing for middle-market companies. In 1994, we were authorized by the Central Bank to operate commercial portfolios and in 1995, to conduct foreign exchange transactions to support our middle-market lending operations.

In March 2007, we created Dayprev Vida e Previdência S.A., or Dayprev Vida, to operate in the insurance business. Dayprev Vida will commence operations after we obtain approval from the Superintendence for Private Insurance (*Superintendência de Seguros Privados*), or SUSEP.

In March 2007, we and our shareholders completed a corporate restructuring that resulted in the creation of Daycoval Holding Financeira S.A., which holds 100.0% of our capital stock and is controlled by the Dayan family. After the completion of the offering, assuming no exercise of the over-allotment option, the Dayan family will hold 100.0% of our voting shares and 74.9% of our total capital stock.

The following chart indicates our corporate structure before the completion of the offering:


Daycoval Holding Financeira S.A.(1) Total: 85.0% Common: 100.0%
Salim Dayan Total: 5.0% Preferred: 33.3%
Carlos Moche Dayan Total: 5.0% Preferred: 33.3%
Morris Dayan Total: 5.0% Preferred: 33.3%
Banco Daycoval S.A.
ACS Participações Ltda. Total: 99.9%
Daycoval Asset Management Adm. de Recursos Ltda. Total: 99.9%
SCC Assessoria em Cad. e Cobr. Ltda. Total: 99.9%
IFP Planej. e Consult. em Informática Ltda. Total: 99.9%
Treetop Investments Ltd. Total: 99.9%

(1) Daycoval Holding Financeira S.A. is controlled by the Dayan family. For further discussion of Daycoval Holding Financeira S.A.'s corporate ownership, see "Principal and Selling Shareholders."

Our executive offices are located at Avenida Paulista, 1793, in the City of São Paulo, in the State of São Paulo, CEP 01311-200, Brazil. Our investor relations telephone number is +55 (11) 3138-0504.

THE OFFERING

Issuer	Banco Daycoval S.A.
Selling Shareholders	Morris Dayan, Salim Dayan and Carlos Moche Dayan
Securities offered	The offering consists of an offering of 55,881,013 preferred shares, 55,082,712 of which are being offered by us and 798,301 of which are being offered by the selling shareholders: • to the public in Brazil pursuant to an offering registered in Brazil; • to qualified institutional buyers, as defined in Rule 144A under the Securities Act, or Rule 144A, in the United States; and • to institutions and other investors outside the United States and Brazil that are not U.S. Persons, in reliance on Regulation S under the Securities Act, or Regulation S. Investors residing outside Brazil may purchase preferred shares if they comply with the registration requirements of CVM Rule (*Instrução*) No. 325, dated January 27, 2000, and CMN Resolution No. 2,689, dated January 26, 2000, as amended.
Units	The capital increase in connection with the primary offering of our preferred shares is subject to approval by the Central Bank. If this approval is not obtained prior to the closing of this offering, we will deliver units to investors, each of which will represent one preferred share and six subscription receipts. Upon the approval of the capital increase by the Central Bank, our units will be split and each of our subscription receipts will be redeemed and exchanged for one preferred share. Each subscription receipt will also be entitled to tag-along rights. Each subscription receipt is offered at the same price as the preferred shares, and may not be traded separately. See "Risk Factors—Risks Relating to Our Preferred Shares—If the Central Bank does not approve our capital increase in the primary offering on a timely basis, we will offer units instead of preferred shares."
Over-allotment option	We and the selling shareholders will grant Banco UBS Pactual S.A. an option, exercisable by joint decision of the underwriters, to place up to 8,382,151 additional preferred shares at the offering price, representing 15.0% of the preferred shares initially offered hereby, to cover over-allotments, if any, for a period of 30 days from the first trading day of the preferred shares.
Offering price	R$17.00 per preferred share. If we offer and sell units in this offering, the price per unit will be the same as the price of seven preferred shares as determined in the bookbuilding process for this offering. See "Plan of Distribution."

Capital stock	Our capital stock immediately prior to this offering consists of 142,418,179 common shares and 25,132,621 preferred shares. Immediately following the completion of this offering, our capital stock will consist of 142,418,179 common shares and 80,215,333 preferred shares (assuming no exercise of the over-allotment option and that preferred shares rather than units are sold in the offering).
Use of proceeds	We intend to use the net proceeds from this offering to expand our lending operations in the segments in which we already operate, including the middle-market and individual lending (payroll deduction loans and consumer credit) segments. We will not receive any proceeds from the offering of preferred shares by the selling shareholders. For further information, see "Use of Proceeds."
Lock-up agreements	We, Daycoval Holding Financeira S.A., our directors and officers, and the selling shareholders have agreed, subject to certain exceptions, not to issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, for a period of 180 days following the date of publication of the *Anúncio de Início* in Brazil, any preferred shares issued by us or any securities convertible into, or exchangeable or exercisable for, any preferred shares issued by us, which are either held by us or them on the date of publication of the *Anúncio de Início*, or any securities convertible into or exchangeable for such preferred shares. After this initial 180-day period, we, each of our directors and officers, and the selling shareholders cannot, for an additional 180 days, enter into any such transaction as described above in respect of more than 40.0% of the preferred shares issued by us (or derivatives linked to those preferred shares), except for preferred shares relating to the over-allotment option granted by the selling shareholders. For further information, see "Plan of Distribution—Preferred Shares eligible for future sales."
Transfer restrictions	Our preferred shares have not been registered under the Securities Act and are subject to U.S. restrictions on transfer and resale, as described in "Transfer Restrictions." Transfers of preferred shares, including by or between residents of jurisdictions outside Brazil, may occur only in Brazil.
Tag-along rights	Holders of our preferred shares are entitled to be included in a public tender offer in the event our controlling shareholders sell their controlling stake in us, and the minimum price to be offered for each preferred share shall be equal to 100.0% of the price paid per preferred share for the controlling stake.
Rights of the preferred shares	Holders of our preferred shares do not have general voting rights in relation to resolutions submitted to our general shareholders' meetings but do have the rights, benefits and restrictions provided by Brazilian corporation law, the rules set forth under Level 1 segment of BOVESPA and our by-laws. See "Description of Capital Stock—Rights of preferred shares."

Dividends	Each of our preferred shares is entitled to receive dividends that equal to the dividends that we pay on our common shares. Brazilian corporation law and our bylaws require us to pay to our shareholders a minimum mandatory dividend (which may be in the form of interest on shareholders' equity) equal to 25.0% of our annual net income, calculated in accordance with Brazilian corporation law, unless our board of directors determines that such a dividend is inadvisable in light of our financial condition and seeks approval for such suspension at our shareholders' meeting. See "Dividends and Dividend Policy."
Trading, settlement and clearance	The underwriters have informed us that payment for our preferred shares must be made to them in *reais* through the CBLC and that the underwriters expect our preferred shares to be delivered through the CBLC on or about July 3, 2007. Trades in our preferred shares on the BOVESPA will settle through the CBLC.
Listing	We expect that our preferred shares will be accepted for listing on the Level 1 segment of the BOVESPA, under the symbol "DAYC4." If we deliver units to investors, they will be listed and traded under the symbol "DAYC11." We intend to transfer the listing of our preferred shares from the Level 1 to the Level 2 segment of the BOVESPA in the near future. However, we may not successfully complete nor obtain the necessary government authorizations for such transfer.
Risk factors	An investment in our preferred shares involves risks. See "Risk Factors" beginning on page 13 and the other information included in this offering memorandum for a discussion of the factors you should consider before deciding to invest in our preferred shares.
Taxation	Dividend distributions with respect to our common and preferred shares are not currently subject to withholding of Brazilian income tax. However, payment of interest attributable to shareholders' equity (in lieu of dividends) currently is subject to withholding of Brazilian income tax. For certain Brazilian and U.S. tax consequences with respect to U.S. holders of our preferred shares, see "Taxation."

SUMMARY FINANCIAL INFORMATION

The tables below contain a summary of our financial information at and for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007, which are based on and should be read in conjunction with our consolidated financial statements and accompanying notes included in this offering memorandum, as well as with sections "Presentation of financial and other information," "Selected financial information," "Other financial and statistical information" and "Management's discussion and analysis of financial condition and results of operation."

This offering memorandum includes our (i) balance sheets and income statements at and for the years ended December 31, 2004, 2005 and 2006 and (ii) balance sheet and income statement at and for the three months ended March 31, 2007, all derived from our consolidated financial statements at and for the years ended December 31, 2004, 2005 and 2006 and from our consolidated financial statements at and for the three months ended March 31, 2007 prepared in accordance with Brazilian GAAP, and audited by Deloitte Touche Tohmatsu Auditores Independentes. The financial information relating to our income statement for the three months ended March 31, 2006 included in this offering memorandum is derived from our consolidated financial statements for the three months ended March 31, 2006, prepared in accordance with Brazilian GAAP, and subject to a limited review by Deloitte Touche Tohmatsu Auditores Independentes.

For your convenience, the following tables also contain U.S. dollar translations of the amounts in *reais*, translated using the rate of R$2.050 to U.S.$1.00, which was the exchange rate in effect at March 31, 2007 as reported by the Central Bank.

Income Statement

	For the year ended December 31,				For the three months ended March 31,		
	2004	2005	2006	2006	2006	2007	2007
		(in R$ millions)		(in US$ millions)	(in R$ millions)		(in US$ millions)
Income from financial intermediation	245.1	316.7	476.4	232.4	80.6	158.5	77.3
Lending operations	185.1	263.2	380.1	185.4	79.5	127.4	62.1
Securities transactions	59.7	84.5	110.7	54.0	27.3	46.0	22.4
Derivatives	(2.6)	(36.6)	(26.6)	(13.0)	(27.7)	(17.3)	(8.4)
Foreign exchange operations	2.9	5.6	12.2	6.0	1.5	2.3	1.2
Compulsory investments	—	—	—	—	—	0.1	—
Expenses on financial intermediation	(111.3)	(157.5)	(246.5)	(120.2)	(48.4)	(80.0)	(39.0)
Funding operations	(96.5)	(133.6)	(199.1)	(97.1)	(41.9)	(63.4)	(30.9)
Borrowings and onlendings	0.4	(7.4)	(11.8)	(5.7)	(1.0)	(8.4)	(4.1)
Allowance for loan losses	(15.2)	(16.5)	(35.6)	(17.4)	(5.5)	(8.2)	(4.0)
Gross profit from financial intermediation	133.8	159.2	229.9	112.2	32.2	(78.5)	38.3
Other operating income (expenses)	(46.4)	(61.7)	(106.0)	(51.7)	(6.2)	(9.6)	(4.7)
Income from services provided	6.6	8.4	11.7	5.7	2.5	3.3	1.6
Personnel expenses	(19.6)	(28.5)	(35.4)	(17.3)	(7.4)	(10.8)	(5.3)
Other administrative expenses	(23.1)	(40.6)	(71.9)	(35.1)	(11.6)	(10.6)	(5.2)
Tax expenses	(7.8)	(10.9)	(16.7)	(8.1)	(4.7)	(6.1)	(3.0)
Other operating income	9.0	26.4	31.0	15.1	21.4	19.6	9.6
Other operating expenses	(11.5)	(16.5)	(24.7)	(12.0)	(6.4)	(5.0)	(2.4)
Income from operations	87.4	97.5	123.9	60.5	26.0	68.9	33.6
Nonoperating expenses	(0.1)	(0.2)	—	—	—	—	—
Income before income and social contribution taxes and minority interest	87.3	97.3	123.9	60.5	26.0	68.9	33.6
Income and social contribution taxes	(17.2)	(15.8)	(38.8)	(19.0)	(12.4)	(5.6)	(2.7)
Provision for income tax	(12.9)	(12.2)	(29.7)	(14.5)	(9.3)	(18.6)	(9.1)
Provision for social contribution tax	(4.3)	(3.6)	(9.1)	(4.5)	(3.1)	(6.3)	(3.0)
Deferred taxes	—	—	—	—	—	19.3	9.4
Net income	70.1	81.5	85.1	41.5	13.6	63.3	30.9

Balance Sheet Data

	At December 31,				At March 31,	
	2004	2005	2006	2006	2007	2007
	(in R$ millions)			(in US$ millions)	(in R$ millions)	(in US$ millions)
Assets						
Current assets	1,070.4	1,944.8	2,395.9	1,168.8	2,555.8	1,246.8
Cash	3.1	18.4	34.0	16.6	39.9	19.5
Interbank investments	138.6	784.2	854.6	416.9	843.7	411.6
Money market investments	128.9	758.5	804.3	392.4	802.0	391.3
Interbank deposits	9.7	23.6	28.1	13.7	40.2	19.6
Foreign currency investments	—	2.1	22.2	10.8	1.5	0.7
Securities and derivatives	275.1	255.5	114.9	56.1	69.8	34.0
Own portfolio	210.7	119.6	53.0	25.9	33.6	16.4
Linked to repurchase agreements	17.1	74.4	29.2	14.2	15.0	7.3
Linked to guarantees	27.0	24.3	23.7	11.6	2.8	1.3
Derivatives	20.3	37.2	9.0	4.4	18.4	9.0
Interbank accounts	5.6	2.0	6.2	3.0	13.7	6.7
Payments and receipts pending settlement	—	—	—	—	2.9	1.4
Restricted deposits—Central Bank of Brazil	0.8	1.0	1.5	0.7	7.4	3.6
Correspondents	4.8	1.0	4.7	2.3	3.4	1.7
Lending operations	602.6	860.0	1,316.7	642.3	1,508.8	736.0
Lending operations—public sector	—	—	19.3	9.4	24.4	11.9
Lending operations—private sector	621.2	888.6	1,338.6	653.0	1,523.9	743.4
(Allowance for loan losses)	(18.6)	(28.6)	(41.2)	(20.1)	(39.5)	(19.3)
Other receivables	45.0	24.2	69.2	33.8	68.8	33.6
Foreign exchange portfolio	15.3	21.7	66.7	32.6	61.5	30.0
Income receivable	—	0.1	—	—	0.1	—
Trading account	1.4	0.1	0.3	0.1	3.2	1.6
Escrow deposits	24.5	—	—	—	—	—
Other	3.4	2.3	2.2	1.1	4.0	2.0
Other assets	0.4	0.5	0.3	0.1	11.1	5.4
Repossessed assets	0.4	0.1	0.1	—	4.1	2.0
Prepaid expenses	—	0.4	0.2	0.1	7.0	3.4
Noncurrent assets						
Long-term assets	132.9	210.9	680.4	331.9	795.8	388.2
Securities and derivatives	111.2	101.4	410.4	200.2	425.1	207.4
Own portfolio	99.8	70.7	82.3	40.2	31.0	15.1
Linked to repurchase agreements	—	11.2	255.0	124.4	309.5	151.0
Linked to guarantees	1.3	12.9	63.6	31.0	82.0	40.0
Derivatives	10.1	6.6	9.5	4.6	2.6	1.3
Lending operations	21.7	73.4	222.2	108.4	280.4	136.8
Lending operations—public sector		—	25.0	12.2	23.5	11.5
Lending operations—private sector	21.9	74.5	201.6	98.3	262.6	128.1
(Allowance for loan losses)	(0.2)	(1.1)	(4.4)	(2.1)	(5.7)	(2.8)
Other receivables	—	36.1	47.8	23.3	84.0	41.0
Escrow deposits	—	36.1	47.2	23.0	56.9	27.8
Other	—	—	0.6	0.3	27.1	13.2
Other assets	—	—	—	—	6.3	3.0
Prepaid expenses	—	—	—	—	6.3	3.0
Permanent assets	9.7	11.1	11.7	5.7	12.3	6.0
Investments	0.9	0.9	0.9	0.4	0.9	0.4
Property and equipment in use	8.7	10.1	10.6	5.2	11.2	5.5
Real estate	11.1	11.1	10.9	5.3	11.2	5.5
Other	3.6	5.1	6.8	3.3	7.5	3.7
(Accumulated depreciation)	(6.0)	(6.1)	(7.1)	(3.4)	(7.5)	(3.7)
Deferred charges	0.1	0.1	0.2	0.1	0.2	0.1
Organization and expansion costs	0.2	0.3	0.4	0.2	0.4	0.2
(Accumulated organization)	(0.1)	(0.2)	(0.2)	(0.1)	(0.2)	(0.1)
Total Assets	1,213.0	2,166.8	3,088.0	1,506.4	3,363.9	1,641.0

Balance Sheet Data

	At December 31,				At March 31,	
	2004	2005	2006	2006	2007	2007
		(in R$ millions)		(in US$ millions)	(in R$ millions)	(in US$ millions)
Liabilities and shareholders' equity						
Current liabilities	591.3	1,376.0	1,945.8	949.2	2,139.9	1,043.8
Deposits	408.9	746.2	1,021.8	498.4	1,203.2	587.0
Demand deposits	34.8	60.7	104.8	51.1	137.3	67.1
Interbank deposits	45.4	105.5	94.0	45.9	113.6	55.4
Time deposits	328.7	580.0	822.7	401.3	952.3	464.5
Other deposits	—	—	0.3	0.1	—	—
Money market funding	17.1	435.7	572.4	279.3	575.0	280.5
Own portfolio	17.1	85.4	280.1	136.7	321.0	156.6
Third parties	—	350.3	292.3	142.6	254.0	123.9
Funds from acceptance and issuance of securities	0.3	100.7	139.5	68.2	144.2	70.3
Securities issued abroad	0.3	100.7	139.5	68.2	144.2	70.3
Interbank accounts	0.1	0.5	0.3	0.1	25.9	12.6
Receipts and payments pending settlement	0.1	0.5	0.3	0.1	25.9	12.6
Interbranch accounts	0.9	1.9	6.0	2.9	6.9	3.4
Third-party funds in transit	0.9	1.9	6.0	2.9	6.9	3.4
Derivatives	3.0	7.3	1.3	0.6	1.3	0.6
Derivatives	3.0	7.3	1.3	0.6	1.3	0.6
Borrowings and onlendings	122.1	42.2	120.8	58.9	123.9	60.4
Foreign borrowings	122.1	42.2	100.9	49.2	59.3	28.9
Domestic borrowings	—	—	19.9	9.7	64.6	31.5
Other payables	38.9	41.5	83.7	40.8	59.5	29.0
Collected taxes and other	0.1	0.4	0.5	0.2	1.0	0.5
Foreign exchange portfolio	7.3	7.1	23.1	11.3	21.1	10.3
Social and statutory	-	5.6	—	—	—	—
Tax and social security	12.1	9.5	34.1	16.6	24.0	11.7
Trading account	4.0	2.6	2.3	1.1	0.3	0.1
Other	15.4	16.3	23.7	11.6	13.1	6.4
Noncurrent liabilities						
Long-term liabilities	287.1	424.9	702.4	342.6	723.7	353.1
Deposits	114.9	183.4	326.7	159.4	338.8	165.3
Interbank deposits	—	—	1.5	0.7	1.5	0.7
Time deposits	114.9	183.4	325.2	158.7	337.3	164.6
Funds from acceptance and issuance of securities	107.6	152.1	259.0	126.3	246.0	120.1
Securities issued abroad	107.6	152.1	259.0	126.3	246.0	120.1
Derivatives	0.4	0.2	1.0	0.5	1.7	0.8
Derivatives	0.4	0.2	1.0	0.5	1.7	0.8
Borrowings and onlendings	—	1.1	0.4	0.2	—	—
Foreign borrowings	—	1.1	0.4	0.2	—	—
Other payables	64.2	88.1	115.3	56.2	137.2	66.9
Tax and social security	64.2	88.1	115.0	56.1	136.5	66.6
Other	—	—	0.3	0.1	0.7	0.3
Deferred income	0.2	0.2	2.0	1.0	3.1	1.6
Deferred income	0.2	0.2	2.0	1.0	3.1	1.6
Minority interest	—	—	—	—	0.2	0.1
Shareholders' equity	334.4	365.7	437.8	213.6	497.0	242.4
Capital—Brazilian residents	170.9	179.9	188.6	92.0	422.7	206.2
Capital reserves	0.4	0.4	0.5	0.2	—	—
Revaluation reserves	2.4	2.3	2.2	1.1	2.1	1.0
Profit reserves	24.5	28.2	32.3	15.8	11.7	5.7
Adjustment to fair value—securities and derivatives	0.5	(1.6)	5.0	2.4	1.7	0.8
Retained earnings	135.7	156.5	209.2	102.1	58.8	28.7
Total liabilities and shareholders' equity	1,213.0	2,166.8	3,088.0	1,506.4	3,363.9	1,641.0

RISK FACTORS

An investment in our preferred shares involves a high degree of risk. You should consider carefully the risks described below and all of the information contained in this offering memorandum before deciding whether to purchase our preferred shares. If any of the following risks actually occurs, our business, financial condition, results of operation, liquidity, and/or prospects may be adversely affected. As a result, the trading value of our preferred shares could decline, and you may lose all or part of your investment in our preferred shares. Other risks of which we are currently not aware may also have an adverse effect on us and on the trading value of our preferred shares.

For purposes of this section, unless otherwise expressed or if required by the context, an indication that a risk, uncertainty or problem could or will have an "adverse effect on us" or "will adversely affect us" means that the risk, uncertainty or problem could or will have an adverse effect on our business, financial condition, results of operations, financial condition, liquidity, prospects and/or the trading value of our preferred shares. Similar expressions in this section should be read as having the same meaning.

RISKS RELATING TO US AND TO THE BRAZILIAN BANKING INDUSTRY

Interest rate changes by the Central Bank could adversely affect us.

The Central Bank's Committee for Monetary Policy (*Comitê de Política Monetária*), or COPOM, periodically establishes the special overnight clearance and custodial rate (*Sistema Especial de Liquidação e Custódia*), or SELIC rate, which is the base interest rate for the Brazilian Financial System (*Sistema Financeiro Nacional*) and an important policy instrument for the achievement of inflation targets. The COPOM has frequently adjusted the SELIC rate in response to economic uncertainties and to achieve the goals of the Brazilian government's economic policies. For example, in response to economic developments, the COPOM reduced the SELIC rate during the second half of 2003 and the first half of 2004. To control inflation, the COPOM has increased the SELIC rate several times, from 16.0% per annum at August 18, 2004 to 19.75% per annum in May 2005. Throughout 2005, 2006 and the three months ended March 31, 2007, the COPOM has reduced the SELIC rate on a periodic basis by 0.25% and 0.5%. At June 26, 2007, the SELIC rate was 12.00% per annum.

Increases in the SELIC rate could adversely affect us by reducing demand for credit, increasing our cost of funding and increasing the risk of default by our clients. Decreases in the SELIC rate could also adversely affect us by decreasing the interest income we earn on our interest-earning assets and lowering our margins.

The Brazilian government regulates the operations of Brazilian banks, and changes in existing laws and regulations or the imposition of new laws and regulations may adversely affect us.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Central Bank. We cannot predict when the Brazilian government, through CMN or the Central Bank, will modify or create new regulations applicable to all or part of our operations, including regulations that impose:

- minimum capital requirements;
- compulsory deposit requirements;
- lending limits and other credit restrictions;
- foreign currency risk limits; and
- accounting and statistical requirements.

The regulatory structure governing Brazilian financial institutions is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Any of these changes could adversely affect us.

In particular, the Brazilian government has historically enacted regulations affecting banks in an effort to implement economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil (including by increasing compulsory deposit requirements and reducing the amount of resources available for financings and investments). There can be no assurance that the Central Bank will not increase or impose new reserve or compulsory deposit requirements. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. In addition, the Central Bank may decide to implement certain guidelines set forth in the Basel Agreement, which may result in a more strict risk management and may restrict the use of our resources in accordance with our strategies.

We may not be able to comply with the minimum capital requirements established by the Central Bank and the CMN in the future or to pay dividends or make other distributions as a result of such requirements.

As a general rule, the Central Bank and the CMN require that banks comply with regulations similar to those of the Basel Agreement regarding sufficiency or adequacy of capital. Under these regulations, we are required to maintain adjusted shareholders' equity which is higher than the minimum capital required by the Central Bank (whose regulations require us to maintain minimum capital equal to 11% of our risk-weighted assets plus certain adjustments for exchange rate and swap risks). We cannot assure you that we will be able to comply with these capital requirements in the future.

In addition, the calculation of our minimum adjusted shareholders' equity takes into account, among other things, the dividends or interest on shareholders' equity we distribute. Accordingly, these regulations on adequacy of our capital may limit our future distributions of dividends or interest on shareholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy" and "Regulation of the Brazilian Banking Industry—Other regulations—Capital adequacy guidelines."

Actions taken by the Central Bank toward other Brazilian financial institutions may have an adverse effect on us.

In the last quarter of 2004, the Central Bank intervened in the operations of Banco Santos S.A., causing a lack of confidence of investors in banks, especially middle-market banks such as ourselves.

We cannot guarantee that the Central Bank will not attempt to intervene in the affairs of any other Brazilian financial institutions. If the Central Bank takes these actions, we, along with other mid-sized and smaller Brazilian financial institutions, may suffer unexpected withdrawals of deposits that may adversely affect us.

Changes in regulations regarding compulsory deposits may adversely affect us.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase its compulsory deposit requirements in the future or impose new compulsory deposit requirements.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

- a portion of our compulsory deposits do not bear interest;
- a portion of our compulsory deposits must be held in Brazilian government securities; and
- a portion of our compulsory deposits must finance the Brazilian rural sector and, for certain banks, the Brazilian housing sector.

Our compulsory deposits in connection with demand and time deposits were R$40.5 million at March 31, 2007.

Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Financial Condition and Results of Operations—Compulsory Deposit Requirements."

The increasingly competitive environment in the Brazilian banking industry and in the middle-market segment may adversely affect us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks. The Brazilian banking industry underwent a period of consolidation in the 1990s, when a number of Brazilian banks were liquidated and other state-owned and private banks were sold. Competition increased during this period as foreign banks entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

Traditionally, our competitors in the middle-market and the individual lending segments have been specialized middle-sized banks. However, large domestic and foreign banks and financial institutions have recently started to operate in these segments. For example, in the individual lending segment, Banco Bradesco S.A. announced the acquisition of Banco BMC S.A., a middle-sized bank focusing on the payroll deduction loan segment, and Banco Societe Generale Brasil S.A. announced the acquisition of Banco Cacique S.A., a bank focused on the consumer credit and payroll deduction loan segments. These acquisitions may be followed by other domestic or international acquisitions and result in additional consolidation in the middle-market and the individual lending segments, which could significantly change the competitive landscape in which we operate. We cannot guarantee that we will compete successfully with these banks, primarily because they have more resources than we do and have an extensive network of branch offices and distribution channels.

In addition, our business in the payroll deduction loan segment may be adversely affected if our competitors are able to obtain exclusive agreements with governmental authorities and private-sector companies for this kind of product.

Moreover, certain of our competitors currently are or intend to become publicly-held companies, which will considerably increase their shareholders' equity and, as a result, increase the level of competition. Increased competition may reduce the spreads we earn and result in the loss of our managers, who may be hired by our competitors and decrease our marketing power.

Increased competition adversely affects us by, among other things, limiting our ability to increase our client base and expand our operations, reducing our profit margins on the banking and other services and products we offer, and increasing competition for investment opportunities. See "Business—Competition."

An increase in our loan portfolio, particularly in the middle-market segment, may adversely affect us.

An increase in our loan portfolio may increase the level of our loans in default and allowance for loan losses if this increase is caused by a less conservative management of our operations. In addition, a close relationship with corporate clients is essential to a successful performance in the middle-market segment. The increase in the volume of our loan operations and in the number of our clients may harm our relationships with corporate clients since we may lose new business opportunities and distance ourselves from our existing clients.

The middle-market segment consists of small- and medium-sized companies, which typically have lower levels of corporate governance and may provide us with incorrect information when we assess their risk. As a result, we may inadvertently grant loans to companies that do not meet our standard loan criteria, which may adversely affect us.

Limits on the maximum interest rates we are allowed to charge could adversely affect us.

We are subject to limits on the interest rates we charge on our loans to pension beneficiaries and retirees of the INSS, and to other government entities with which we have agreements governing our payroll deduction loan segment. We cannot guarantee that these entities will maintain the maximum applicable interest rates at current levels. For example, due to the reduction in the SELIC rate from 15.25% per year to 14.75% per year, on July 19, 2006, the INSS reduced the maximum interest rate applicable to its pension beneficiaries and retirees from 2.90% to 2.86% per month, and, on October 24, 2006 and March 1, 2007, it reduced such rates to 2.78% and 2.72% per month, respectively. In the event that the INSS decides to implement new reductions to the rates applicable to our loans or any other government entity reduces the limits on applicable interest rates, we could be adversely affected.

Payroll deduction loans are subject to changes in applicable laws and regulations and to the interpretation of such laws and regulations by Brazilian courts, as well as to changes in policies by public entities.

Payroll deduction loans are governed by several laws and regulations at the federal, state and municipal levels, establishing limits on the amounts that can be deducted and the irrevocability of the authorization of the payroll deduction given by the public employee, retiree or pension recipient prior to the repayment of the loan.

The adoption of any new law or regulation or the change, revocation or new interpretation of any existing law or regulation, that results in a prohibition or restriction on our ability to make these direct deductions could increase our loan portfolio's risk profile, increase the interest rates of our consumer loans and lead to a higher percentage of losses. We cannot guarantee that the laws and regulations relating to direct payroll deductions from public employees or the INSS will not be changed or revoked in the future.

In June of 2004, the Brazilian Superior Court of Justice determined that the irrevocable nature of the authorization given by a public servant from the state of Rio Grande do Sul to deduct loan payments directly from his payroll was abusive and, therefore, null and invalid. Although the same Superior Court of Justice awarded a new decision in June 2005 recognizing that the irrevocability of these authorizations is legal and valid, we cannot guarantee that this decision will be followed by other courts.

In addition, the granting of payroll deduction loans to public employees and INSS retirees and pension beneficiaries requires the authorization of the public entities to which those persons are connected. The Brazilian government or other government entities can change the regulations applicable to these authorizations. Currently, we have no authorization to offer payroll deduction loans to the employees of certain state or municipal governments because the laws of those states and municipalities will only allow state-owned banks to grant that type of loan. Other government agencies could enact regulations in the future to restrict or prevent us from offering payroll deduction loans to their employees. At March 31, 2007, approximately 15.1% of our loan portfolio was made up of payroll deduction loans to public employees and INSS retirees and pension beneficiaries, and any changes or implementation of new laws or regulations that restricts or prevents us from granting these type of loans could adversely affect us.

Our ability to make direct payroll deductions depends on the effectiveness and validity of the agreements we enter into with the private and public sector employers of the persons who have taken such loans and on those persons remaining employed.

A portion of our revenues is derived from our payroll deduction loan transactions, the payments of which are directly deducted from the employee's or retiree's paychecks. These deductions could be suspended if the agreements we entered into with our borrowers' private or public sector employers are terminated, or if these borrowers' employment is terminated, including as a result of death of the borrower.

If any of these agreements are terminated, we may need to implement a new collection system of payroll deduction loans, which may not be as effective as the previous one or have higher operating costs. As a result, our operations in this segment may decrease. If an employee has his or her employment terminated because the employee leaves his or her job, or has deceased, the payment of the loan may depend exclusively on the financial ability of the borrower or his or her estate to repay the loan. In these circumstances we may not recover all or part of the credit we extended to such persons.

In addition, if a borrower divorces, Brazilian law provides that in certain circumstances, the alimony due by the borrower may be directly deducted from his or her paycheck. These deductions may have priority over other debts of the borrower (including our credit) and, as a result, we may not receive all or part of the amount owed to us.

Any of these risks could increase the risk of our payroll deduction loan portfolio, which could adversely affect us. These risks could also cause an increase of administrative and other expenses for the collection of payments, including the implementation of a new collection system caused by termination of agreements, which could adversely affect us.

Deterioration of our relationship with, poor performance by, or bankruptcy of, our third-party service providers or sales team may adversely affect us.

We use third-party service providers to assist, support and maintain certain of our back-office departments and certain of our communications, IT and point-of-sale systems. If these third-party service providers fail to meet their assistance, support and maintenance obligations, we could be adversely affected. In addition, our revenues from payroll deduction loans are highly dependent on the willingness and ability of our banking correspondents and their independent sales agents to identify new borrowers for us. Our relationship with our banking correspondents is not exclusive, so they may generate business for other banks. If the effectiveness of our banking correspondents and their independent agents were to deteriorate, and we are unable to replace them with new banking correspondents and agents, we may lose clients, fail to gain new clients or experience significantly reduced revenues from our payroll deduction loan business, which would adversely affect us.

Changes in tax and social security regulations may adversely affect us.

To support its fiscal policies, the Brazilian government regularly implements changes to tax and social security regimes that affect our clients and us. These reforms include changes in tax rates and tax assessment criteria and the enactment of temporary taxes, the proceeds of which are earmarked for specific governmental purposes. See "Regulation of the Financial Banking Industry—Taxation of financial transactions." Some of these measures may result in increases in our payments of taxes and social contributions, which could adversely affect our profitability and ability to engage in certain transactions. In addition, changes in tax and social securities regulations may result in uncertainties in the Brazilian financial system, and increase our funding costs and the default rates of our borrowers, which may adversely affect us.

We are highly exposed to the credit risk of the Brazilian government and other public-sector entities. If the Brazilian government fails to pay its obligations in a timely manner, we may be adversely affected.

We invest in debt securities issued by the Brazilian government, most of which are long-term highly liquid securities. At March 31, 2007, 13.0% of our assets were securities issued by the Brazilian government. At March 31, 2007, the net debt of the Brazilian public sector, according to economic indices published by the Central Bank, was R$1,088.5 billion, or 45% of Brazil's gross domestic product. Any failure by the Brazilian government to make timely payments under the terms of these securities would have an adverse effect on us.

In addition, we are exposed to the credit risk of the Brazilian government and other entities in the public sector, including the INSS, to which the borrowers of our payroll deduction loans are related. On March 31, 2007, 15.1% of our total loan portfolio was made up of payroll deduction loans to public employees and INSS retirees and pension beneficiaries. Any decline in economic activity could adversely affect the taxes collected by these entities (which are their main source of revenue) and, consequently, could result in losses in our payroll deduction loan portfolio or delays in receiving the amounts that we are owed. For example, in 2003, the states of Rio de Janeiro and Goiás were late in transferring the amounts deducted from their employees' payroll as a result of regional economic crises. Any increase in losses related to our payroll deduction loan portfolio could adversely affect us.

Any imbalance between our loan portfolio and our sources of funds could adversely affect our operating results and our capacity to expand our credit transactions.

We are exposed to certain imbalances between the loans we make and our obligations to our providers of funding in relation to the interest rates and maturity dates of these loans and obligations. A portion of our loan portfolio is made up of fixed interest rate credits and the yield from our credit transactions depends on our ability to balance the cost of our funding with the interest rates charged to our clients. An increase in the market interest rates in Brazil could increase our cost of funding, especially the cost of our time deposits, and may force us to reduce the spread we charge on our loans, adversely affecting us.

Any mismatch between the maturity of our loans and our sources of funds would potentially result in an imbalance in the interest rates on these loans and funding sources, which could create problems in our liquidity if we fail to continue to be able to obtain funding at favorable rates. An increase in the total cost of our sources of funds for any of these reasons could result in an increase in the interest rates on our loans, which could, as a result, affect our ability to attract new clients. Any decrease in the level of our loan portfolio may adversely affect us.

Time deposits are an important source of funding for us.

Our sources of funding are not broadly diversified and we rely on time deposits as our principal funding source. At March 31, 2007, 49.0% of our funding was obtained from time deposits from our ten largest clients. Our ability to obtain additional funding will depend on, among other factors, our performance and future market conditions. We cannot assure you that time deposits will continue to be available on favorable terms to us or at all. If we are unable to obtain sufficient new funding, we may not be able to continue growing our loan portfolio or to respond effectively to changes in business conditions and competitive pressures, which could have an adverse effect on us.

A downgrading in our credit rating may increase our costs of funding.

Our costs of funding are influenced by a number of factors, some of which are out of our control, such as prevailing macroeconomic conditions and the regulatory environment for Brazilian banks. Any unfavorable change in these factors may cause a negative impact in our credit rating, which could restrict our ability to obtain funding, transfer loan portfolios or issue securities on acceptable terms, increasing our cost of funding.

A deterioration in the creditworthiness of the receivables our clients provide as collateral to our loans may adversely affect us.

Most of the financing we grant to our clients, particularly mid-sized companies, are secured by pledges of receivables from third parties. Any reduction in the creditworthiness of these third parties may negatively affect our ability to collect receivables from our clients and therefore may adversely affect us.

We may not successfully implement our strategies, which may adversely effect us.

We intend to implement several business strategies that we believe will be essential for our future growth. Among these strategies, we plan to expand our market share in the middle-market segment by increasing our customer base, improving our distribution structure and offering tailor-made products to our clients. We also plan to seek to consolidate and expand our market share in the individual lending segment by offering new credit products, such as payroll deduction loans in connection with fiduciary sales real estate and consumer credit for vehicle financing, and by taking advantage of our current distribution network. We cannot assure you that we will successfully implement these or any other strategies, which would have an adverse effect on us.

The loss of any of our key managers, our inability to attract and maintain additional management personnel or the non-approval by the Central Bank of the election of our independent director may adversely affect us.

Our ability to maintain our competitive position and implement our growth strategy is highly dependent on our management team. We cannot assure that we will not lose any of our current key managers or that we will be successful in attracting and maintaining qualified personnel to be part of our management team, which may adversely affect us. In addition, the election of one of our independent directors, Marco Antônio Bologna, is subject to the approval by the Central Bank, and such director may not take office until such approval is granted. We have no means of determining when or if the Central Bank will grant such approval.

RISKS RELATING TO BRAZIL

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence as well as Brazilian political and economic conditions could adversely affect us.

The Brazilian economy has been marked by frequent and sometimes significant interventions by the Brazilian government on monetary, credit, tax and other policies.

The Brazilian Government's actions to control inflation and implement other policies have in the past involved, among other measures, control over wages and prices, devaluation of the currency, controls on foreign capital and certain limits on imported merchandise and services. We cannot predict the effects of any measures or policies that the Brazilian Government might adopt in the future. We could be adversely affected by changes in public policy at the federal, state and municipal level relative to interest rates and exchange controls, as well as other factors, such as:

- variation in exchange rates;
- inflation;
- interest rates;
- liquidity in the domestic financial and stock markets and in the credit markets;
- tax policy and regulation; and
- measures of a political, social and economic nature that occur or that might affect Brazil.

Presidential elections were held in Brazil in October 2006 and resulted in the reelection of the current president, Luiz Inácio Lula da Silva. We cannot assure you that this administration will adopt or maintain economic policies that encourage the growth of the economy. Any instability of the Brazilian economy, actions by the Brazilian government and speculation regarding future government measures could adversely affect us.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our preferred shares.

Inflation, and the Brazilian government's measures to combat inflation, may contribute to economic uncertainty in Brazil, adversely affecting us.

In the past, Brazil has experienced high rates of inflation. Certain actions taken by the Brazilian government to combat inflation have had negative effects on the Brazilian economy. Annual inflation rates were 20.0% in 1999, 9.8% in 2000, 10.4% in 2001, 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.8% in

2006 and 0.9% for the three months ended March 31, 2007, as measured by the IGP-DI. The Brazilian government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to increase economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on us.

If Brazil experiences substantial inflation in the future, our results of operations may be adversely affected, negatively impacting our ability to comply with our obligations. Inflationary pressures could also reduce our ability to access foreign financial markets and lead to further government intervention in the economy, including the introduction of policies that adversely affect the performance of the Brazilian economy as a whole, and consequently, our own operations.

Exchange rate instability may adversely affect us.

As a result of several pressures, the Brazilian currency has been devalued periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. More recently, the effects of the floating exchange rate regime have led to significant exchange volatility in relation to the dollar and other currencies. At March 31, 2007, the *real*/dollar exchange rate was R$2.050 to US$1.00, representing an appreciation of the *real* to the dollar of approximately 5.6% compared to March 31, 2005. We cannot assure you that the *real*/dollar exchange rate will remain within its recent historical range.

At March 31, 2007, approximately 19.5% of our total funding was denominated in or linked to the U.S. dollar. A depreciation of the *real* against the U.S. dollar would increase the amounts in *reais* that we are required to pay under our U.S. dollar obligations. In addition, this depreciation could also increase loan defaults by our clients since they would be required to pay higher amounts in *reais* to service their debt obligations with us denominated in or linked to the U.S. dollar.

Depreciations of the *real* relative to the U.S. dollar could create additional inflationary pressures in Brazil, which may negatively affect us. Also, depreciations of the *real* restrict our ability to access foreign financial markets and may cause government intervention in the market. This intervention could lead to restrictive policies. In addition, a strong valuation of the *real* relative to the U.S. dollar could adversely affect Brazil's external payments and may hinder the increase in exports. Any of these situations would have an adverse effect on us.

Any restrictions on bank loan interest rates may adversely affect us by decreasing our revenues and limiting our ability to make loans.

Decree No. 22,626/33, also known as the Usury Law (*Lei de Usura*), prevents any person or entity from charging interest rates higher than 12.0% per annum. However, the Banking Restructuring Law (*Lei da Reforma Bancária*), together with recent court decisions, have exempted banks from this prohibition. Any changes to the courts' views about this exemption or an amendment in the applicable laws and regulations limiting the interest rates that we can charge on our loans may adversely affect us.

RISKS RELATING TO OUR PREFERRED SHARES

An active and liquid market for our preferred shares may not develop, and this could limit your ability to resell our preferred shares at the desired price and time.

Currently, there is no active public market for our preferred shares. We cannot predict to what extent investor interest in us will lead to the development of a market for trading of our preferred shares on BOVESPA or how liquid that market will be.

The Brazilian stock markets are significantly smaller, less liquid and more concentrated and volatile than the stock markets in the United States. BOVESPA had a market capitalization of approximately US$784 billion (R$1.6 trillion) on March 31, 2007 and an average daily trading volume of US$1.7 billion (R$3.5 billion) in the three months ended March 31, 2007. In comparison, the New York Stock Exchange (NYSE) had a market capitalization of US$24.5 trillion on March 31, 2007 and average daily trading volume of US$86.8 billion in the three months ended March 31, 2007. There is also significant concentration in the Brazilian stock exchange. The ten most traded shares represented approximately 49.4% of all shares traded on the BOVESPA in the three months ended March 31, 2007. These market characteristics could substantially limit your ability to sell our preferred shares at satisfactory prices and/or at the desired moment, adversely affecting the market value of our preferred shares.

The initial offering price per preferred share may not be indicative of the prices that will prevail in the open market after this offering. The market price of our preferred shares could significantly fluctuate for various reasons, including in response to the risk factors indicated in this offering memorandum or for reasons not related to our performance.

After completion of this offering, we will continue to be controlled by our indirect controlling shareholders, whose interests may conflict with the interests of our other shareholders.

After completion of this offering, our indirect controlling shareholders will continue to own approximately 74.9% of our total capital stock (or approximately 71.1%, considering the full exercise of the over-allotment option) and 100.0% of our voting capital stock, and therefore will continue to exercise control over us. In addition, our indirect controlling shareholders are also our managers. Except under certain circumstances, holders of our preferred shares will not have any voting rights. As long as our indirect controlling shareholders own, individually or by means of a shareholders' agreement, directly or indirectly, the majority of our voting stock, they will have the power, pursuant to our by-laws, to control important corporate decisions, in which the interests of our indirect controlling shareholders may conflict with the interests of minority shareholders. This power includes, among other things, decisions taken at the shareholders' meeting and the election of the majority of the members of our board of directors.

Substantial sales of our preferred shares after this offering could cause the market price of our preferred shares to decline.

We, the selling shareholders, our controlling shareholder, and the members of our board of directors and executive officers have agreed, subject to certain exceptions, not to issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any of our preferred shares or securities exchangeable or redeemable for preferred shares, as well as any derivatives represented by them, for a period of up to 180 days following the date of publication of the *Anúncio de Início*, except for the over-allotment option.

In addition, after the end of such period, the selling shareholders, and the members of our board of directors and our executive officers will still be restricted from issuing, offering, selling, contracting to sell, giving as collateral or otherwise transferring, directly or owned by them indirectly, more than 40.0% of the shares they hold or securities exchangeable or redeemable for preferred shares or allowing payment via the redemption of preferred shares, as well as any derivatives representing such securities.

After termination of the agreements restricting the sale of the preferred shares, all the shares subject to these prohibitions will be eligible for sale in the market. The market price of the preferred shares may fall significantly if a substantial number of the preferred shares are sold, or if there is an expectation in the market that these sales might occur.

We may need additional resources in the future, which may be obtained through increases in our capital; such increases in capital would dilute your ownership in us.

We may need to obtain additional resources in the future and may not be able to obtain debt financing on terms attractive to us, or at all. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to increase our capital. Furthermore, we may choose to seek additional capital if we believe it will be on terms that are advantageous to us. Any additional funding obtained through capital increases may dilute the ownership percentage held by investors who purchase our preferred shares in this offering, to the extent such investor does not purchase shares of capital stock offered by us in such capital increases at the same proportion of the preferred shares held by the investor.

If the Central Bank does not approve our capital increase in the primary offering on a timely basis, we will offer units instead of preferred shares.

Under applicable banking laws, capital increases by financial institutions are subject to approval by the Central Bank.

The Central Bank requires certain information in connection with its analysis of a request for approval of a capital increase by a financial institution, including (1) proof that at least 50.0% of the amount subscribed in the capital increase was fully-paid in *reais*; (2) deposit with the Central Bank, within five days, of the amounts received from the proposed capital increases in *reais* and/or Brazilian government or the Central Bank securities to be held until the capital increase is approved by the Central Bank; and (3) information regarding the source of funds received in connection with the capital increase. Approval of a capital increase by a financial institution is at the Central Bank's discretion, and applicable regulations do not require the Central Bank to render its approval within a specific period of time.

As a result, if the approval of our capital increase in the primary offering does not occur on a timely basis to enable us to deliver our preferred shares sold in the primary offering at the closing of this offering, investors in this offering shall receive units, each consisting of one preferred share and six subscription receipts, proportionate to the number of preferred shares that they would have been entitled to receive in this offering. The units will be split once the Central Bank approves the capital increase related to the primary offering. If we offer and sell units in this offering, the price per unit will be equal to the price of seven preferred shares as determined in the bookbuilding process for this offering.

Except for tag-along rights in case of sale of our control, the subscription receipts grant to their holders none of the rights of the preferred shares. Holders of subscription receipts will have the right to convert such subscription receipts into preferred shares only after the Central Bank approves the capital increase in the primary offering, if such approval is obtained.

In addition, as the approval of a capital increase by a financial institution is at the Central Bank's discretion and applicable banking laws do not require that the Central Bank make its determination within a specified period of time, we have no means of determining when or if the Central Bank will approve this capital increase. As a result, we cannot determine when or if the units will be split to enable us to deliver our preferred shares to investors.

We may not obtain all required authorizations to migrate to the Level 2 segment of BOVESPA, which could adversely affect the trading value of our preferred shares.

In order to migrate to the Level 2 segment, we have to obtain authorizations from the Central Bank and BOVESPA, and possibly a Presidential Decree, pursuant to Article 192 of the Brazilian Constitution and Article 52 of the transitory regulation to the Constitution. If we do not obtain all required authorizations, we may not migrate to the Level 2 segment of BOVESPA, which may adversely affect the trading value of our preferred shares. For further information on our intention to migrate to Level 2 segment of BOVESPA, see "Market Information—Level 1 and Level 2 Differentiated Corporate Governance Practices."

Holders of our preferred shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are incorporated under the laws of Brazil, and all of our board members, executive officers and independent public accountants reside or are based in Brazil. Most of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of Brazil. All of our assets are located in Brazil, and all of our directors, officers and certain of our advisors named in this offering memorandum reside in Brazil. As a result, you may not be able to effect service of process upon us or these other persons within the United States or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil to the extent such actions are predicated upon civil liability provisions of the dual securities laws of the United States.

We have been advised by Machado Meyer, Sendacz e Ópice Advogados, our Brazilian counsel, that subject to specific requirements described below, final conclusive judgments of U.S. courts or other courts outside Brazil for civil liabilities based upon the U.S. federal securities laws may be enforced in Brazil. A judgment against us or the persons described above obtained in the U.S. or other jurisdictions outside Brazil would be enforceable in Brazil, without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. Such confirmation would occur if the foreign judgment:

- fulfills all formalities required for its enforceability under the laws of the United States/of the country where the foreign judgment is granted;
- is issued by a competent court after (i) due service of process on us, or (ii) sufficient evidence of our absence has been given as required under the applicable laws;
- is final and therefore not subject to appeals;
- is for the payment of a sum certain;
- is authenticated by a Brazilian consular office in the United States and is accompanied by a sworn translation into Portuguese; and
- is not contrary to Brazilian national sovereignty, public policy and "good morals" (as set forth in Brazilian laws).

We have been further advised by Machado Meyer, Sendacz e Ópice Advogados that (i) original actions may be brought in connection with this offering memorandum predicated solely on the United States federal securities laws in Brazilian courts and that Brazilian courts may enforce liabilities in such actions against us, our directors, officers, and certain of our advisors named herein subject to Brazilian policy and national sovereignty, and (ii) the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian laws.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil. The bond must have a value sufficient to satisfy the payment of court fees and defendant's attorney fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice. Notwithstanding the foregoing, no assurance can be given that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

EXCHANGE RATES

Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

- the commercial rate exchange market; and
- the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase and sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. The floating rate market applied to certain specific transactions to which the commercial rate did not apply, including the sale of Brazilian currency to tourists and remittances related to banking guarantees and payments in connection with the provision of technical services.

On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination "exchange market," effective at March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of *reais* by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the *real*/U.S. dollar exchange rate to float freely, and, since then, the *real*/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the *real* declined relative to the U.S. dollar. The *real* appreciated against the U.S. dollar in 2004, 2005 and 2006. At March 31, 2007, the exchange rate for U.S. dollars was R$2.050 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the *real* float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The *real* may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see "Risk Factors—Risks Relating to Brazil."

The following tables set forth the commercial selling rate, expressed in *reais* per U.S. dollar (R$/US$), for the periods indicated.

Year	Period-end	Average for period[1]	Low	High
		(R$ per US$)		
2002	3.533	2.918	2.270	3.955
2003	2.889	3.071	2.821	3.662
2004	2.654	2.926	2.654	3.205
2005	2.341	2.435	2.163	2.762
2006	2.138	2.176	2.059	2.371

Source: Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the years presented.

Month	Period-end	Average for period[1]	Low	High
		(R$ per US$)		
January 2007	2.125	2.138	2.125	2.156
February 2007	2.118	2.096	2.077	2.118
March 2007	2.050	2.089	2.050	2.139
April 2007	2.034	2.032	2.023	2.048
May 2007	1.929	1.980	1.929	2.031
June 2007 (through June 26)	1.949	1.934	1.905	1.964

Source: Central Bank

(1) Represents the average of the high and low exchange rates for each period.

On June 26, 2007, the exchange rate for U.S. dollars was R$1.949 per US$1.00.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the *real* price of the preferred shares on the BOVESPA as well as the U.S. dollar equivalent of any distributions we make in *reais* with respect to our preferred shares.

Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See "Risk Factors—Risks Relating to Brazil."

USE OF PROCEEDS

Based on a public offering price of R$17.00 per preferred share, we estimate that total net proceeds to us in the initial offering will be approximately R$900.3 million, after deducting commissions and estimated expenses of the offering that are payable by us and assuming that the over-allotment option is not exercised.

We intend to use the net proceeds from this offering to expand our lending operations in the segments in which we already operate, which include the middle-market and individual lending (payroll deduction loans and consumer credit) segments.

The use of proceeds from this offering will be influenced by factors that we cannot anticipate at this time, such as future conditions in the Brazilian banking market, the demand for our products and the investment opportunities we may identify in the future. For further information on the effect of the proceeds from this offering on our capital stock, see "Capitalization."

We will not receive any proceeds from the offering of preferred shares by the selling shareholders.

CAPITALIZATION

The table below shows our capitalization at March 31, 2007. This information is also adjusted to reflect the receipt of approximately R$900.3 million in estimated net proceeds from the offering of preferred shares by us, based on the offering price per preferred share of R$17.00, after deducting commissions and estimated expenses of the offering that are payable by us and assuming that the over-allotment option is not exercised.

You should read this table in conjunction with "Presentation of Financial and Other Information," "Summary Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Other Financial and Statistical Information" and our historical consolidated financial statements and the related notes included elsewhere in this offering memorandum. There have been no significant changes in our capitalization since March 31, 2007.

	At March 31, 2007			
	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in R$ thousands)		(in US$ thousands)(2)	
Short-term liabilities				
Deposits	1,203.2	1,203.2	587.0	587.0
Money market funding	575.0	575.0	280.5	280.5
Funds from acceptance and issuance of securities	144.2	144.2	70.3	70.3
Interbank accounts	25.9	25.9	12.6	12.6
Interbranch accounts	6.9	6.9	3.4	3.4
Derivatives	1.3	1.3	0.6	0.6
Borrowings and onlendings	123.9	123.9	60.4	60.4
Other payables	59.5	59.5	29.0	29.0
Total	**2,139.9**	**2,139.9**	**1,043.8**	**1,043.8**
Long-term liabilities				
Deposits	338.8	338.8	165.3	165.3
Funds from acceptance and issuance of securities	246.0	246.0	120.1	120.1
Borrowings and onlendings	—	—	—	—
Derivatives	1.7	1.7	0.8	0.8
Other payables	137.2	137.2	66.9	66.9
Total	**723.7**	**723.7**	**353.1**	**353.1**
Total shareholders' equity	**497.0**	**1,397.3**	**242.4**	**681.6**
Total capitalization(3)	**3,360.6**	**4,260.9**	**1,639.3**	**2,078.5**

(1) Adjusted to reflect the receipt of net proceeds to us in the initial offering. It does not include proceeds received by the selling shareholders upon sale of their preferred shares.

(2) Translated into US$ solely for the convenience of the reader. The rate used to translate such amounts was R$2.050 to US$1.00 (subject to rounding adjustments), which was the exchange rate in effect at March 31, 2007 as reported by the Central Bank.

(3) Total capitalization corresponds to short and long-term liabilities plus total shareholders' equity.

DILUTION

At March 31, 2007, our shareholders' equity, derived from our audited consolidated financial statements at and for the three months ended on such date, was R$497.0 million and the book value per share (which represents our total assets net of our total liabilities, divided by the total number of common and preferred shares issued by us) was R$2.97.

Based on the issuance and offering by us of 55,082,712 preferred shares, at a price of R$17.00 per preferred share, after deducting commissions and estimated expenses related to this offering payable by us and assuming the over-allotment option is not exercised, our estimated shareholders' equity value at March 31, 2007 would have been approximately R$1,397.3 million and the estimated book value per share would have been approximately R$6.28, resulting in an immediate increase in the book value of R$3.31 to existing shareholders and an immediate dilution in the book value per share of R$10.72 to new investors. Dilution for this purpose represents the difference between the price per preferred share paid by the investors and the book value per share at March 31, 2007, adjusted for this offering.

The following table is for illustrative purposes only. *Real* amounts have been translated solely for your convenience into U.S. dollars at an exchange rate of R$2.050 per US$1.00, the exchange rate in effect at March 31, 2007. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate at that or any other date.

	At March 31, 2007	
	(R$)	(US$)
	(except percentages)	
Offering price (per preferred share)	17.00	8.29
Shareholders' equity value per preferred share at March 31, 2007	2.97	1.45
Increase in shareholders' equity value per share attributable to existing shareholders	3.31	1.61
Shareholders' equity value per share at March 31, 2007, adjusted to reflect this offering[1]	6.28	3.06
Dilution of shareholders' equity per share to new investors[1][2]	10.72	5.23
Percentage of dilution to new investors[1][3]	63.1%	63.1%

(1) Assuming the over-allotment option is not exercised and after deducting commissions and estimated expenses related to this offering payable by us.

(2) For the purpose hereof, dilution represents the difference between price per preferred share paid by investors and shareholders' equity value per share immediately after the conclusion of the offering.

(3) The percentage of dilution per share to new investors is calculated by dividing the dilution per share to new investors by the offering price per preferred share.

The net book value of our equity after giving effect to the issuance of preferred shares in this offering is further subject to adjustments resulting from changes in the price per preferred share and any other changes in the terms and conditions of this offering, which will be known only after the bookbuilding.

SELECTED FINANCIAL INFORMATION

The tables below contain a summary of our financial information at and for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007, which are based on and should be read in conjunction with our consolidated financial statements and accompanying notes included in this offering memorandum, as well as with sections "Presentation of financial and other information," "Selected financial information," "Other financial and statistical information" and "Management's discussion and analysis of financial condition and results of operation."

This offering memorandum includes our (i) balance sheets and income statements at and for the years ended December 31, 2004, 2005 and 2006 and (ii) balance sheet and income statement at and for the three months ended March 31, 2007, all derived from our consolidated financial statements at and for the years ended December 31, 2004, 2005 and 2006 and from our consolidated financial statements at and for the three months ended March 31, 2007 prepared in accordance with Brazilian GAAP, and audited by Deloitte Touche Tohmatsu Auditores Independentes. The financial information relating to our income statement for the three months ended March 31, 2006 included in this offering memorandum is derived from our consolidated financial statements for the three months ended March 31, 2006, prepared in accordance with Brazilian GAAP, and subject to a limited review by Deloitte Touche Tohmatsu Auditores Independentes.

For your convenience, the following tables also contain U.S. dollar translations of the amounts in *reais*, translated using the rate of R$2.050 to U.S.$1.00, which was the exchange rate in effect at March 31, 2007, as reported by the Central Bank.

Income Statement

	For the year ended December 31,				For the three months ended March 31,		
	2004	2005	2006	2006	2006	2007	2007
	(in R$ millions)			(in US$ millions)	(in R$ millions)		(in US$ millions)
Income from financial intermediation	245.1	316.7	476.4	232.4	80.6	158.5	77.3
Lending operations	185.1	263.2	380.1	185.4	79.5	127.4	62.1
Securities transactions	59.7	84.5	110.7	54.0	27.3	46.0	22.4
Derivatives	(2.6)	(36.6)	(26.6)	(13.0)	(27.7)	(17.3)	(8.4)
Foreign exchange operations	2.9	5.6	12.2	6.0	1.5	2.3	1.2
Compulsory investments	—	—	—	—	—	0.1	—
Expenses on financial intermediation	(111.3)	(157.5)	(246.5)	(120.2)	(48.4)	(80.0)	(39.0)
Funding operations	(96.5)	(133.6)	(199.1)	(97.1)	(41.9)	(63.4)	(30.9)
Borrowings and onlendings	0.4	(7.4)	(11.8)	(5.7)	(1.0)	(8.4)	(4.1)
Allowance for loan losses	(15.2)	(16.5)	(35.6)	(17.4)	(5.5)	(8.2)	(4.0)
Gross profit from financial intermediation	133.8	159.2	229.9	112.2	32.2	(78.5)	38.3
Other operating income (expenses)	(46.4)	(61.7)	(106.0)	(51.7)	(6.2)	(9.6)	(4.7)
Income from services provided	6.6	8.4	11.7	5.7	2.5	3.3	1.6
Personnel expenses	(19.6)	(28.5)	(35.4)	(17.3)	(7.4)	(10.8)	(5.3)
Other administrative expenses	(23.1)	(40.6)	(71.9)	(35.1)	(11.6)	(10.6)	(5.2)
Tax expenses	(7.8)	(10.9)	(16.7)	(8.1)	(4.7)	(6.1)	(3.0)
Other operating income	9.0	26.4	31.0	15.1	21.4	19.6	9.6
Other operating expenses	(11.5)	(16.5)	(24.7)	(12.0)	(6.4)	(5.0)	(2.4)
Income from operations	87.4	97.5	123.9	60.5	26.0	68.9	33.6
Nonoperating expenses	(0.1)	(0.2)	—	—	—	—	—
Income before income and social contribution taxes and minority interest	87.3	97.3	123.9	60.5	26.0	68.9	33.6
Income and social contribution taxes	(17.2)	(15.8)	(38.8)	(19.0)	(12.4)	(5.6)	(2.7)
Provision for income tax	(12.9)	(12.2)	(29.7)	(14.5)	(9.3)	(18.6)	(9.1)
Provision for social contribution tax	(4.3)	(3.6)	(9.1)	(4.5)	(3.1)	(6.3)	(3.0)
Deferred taxes	—	—	—	—	—	19.3	9.4
Net income	70.1	81.5	85.1	41.5	13.6	63.3	30.9

Balance Sheet Data

	At December 31,				At March 31,	
	2004	2005	2006	2006	2007	2007
	(in R$ millions)			(in US$ millions)	(in R$ millions)	(in US$ millions)
Assets						
Current assets	1,070.4	1,944.8	2,395.9	1,168.8	2,555.8	1,246.8
Cash	3.1	18.4	34.0	16.6	39.9	19.6
Interbank investments	138.6	784.2	854.6	416.9	843.7	411.6
Money market investments	128.9	758.5	804.3	392.4	802.0	391.3
Interbank deposits	9.7	23.6	28.1	13.7	40.2	19.6
Foreign currency investments	—	2.1	22.2	10.8	1.5	0.7
Securities and derivatives	275.1	255.5	114.9	56.1	69.8	34.0
Own portfolio	210.7	119.6	53.0	25.9	33.6	16.4
Linked to repurchase agreements	17.1	74.4	29.2	14.2	15.0	7.3
Linked to guarantees	27.0	24.3	23.7	11.4	2.8	1.3
Derivatives	20.3	37.2	9.0	4.4	18.4	9.0
Interbank accounts	5.6	2.0	6.2	3.0	13.7	6.7
Payments and receipts pending settlement	—	—	—	—	2.9	1.4
Restricted deposits—Central Bank of Brazil	0.8	1.0	1.5	0.7	7.4	3.6
Correspondents	4.8	1.0	4.7	2.3	3.4	1.7
Lending operations	602.6	860.0	1,316.7	642.3	1,508.8	736.0
Lending operations—public sector	—	—	19.3	9.4	24.4	11.9
Lending operations—private sector	621.2	888.6	1,338.6	653.0	1,523.9	743.4
(Allowance for loan losses)	(18.6)	(28.6)	(41.2)	(20.1)	(39.5)	(19.3)
Other receivables	45.0	24.2	69.2	33.8	68.8	33.6
Foreign exchange portfolio	15.3	21.7	66.7	32.6	61.5	30.0
Income receivable	—	0.1	—	—	0.1	—
Trading account	1.4	0.1	0.3	0.1	3.2	1.6
Escrow deposits	24.5	—	—	—	—	—
Other	3.4	2.3	2.2	1.1	4.0	2.0
Other assets	0.4	0.5	0.3	0.1	11.1	5.4
Repossessed assets	0.4	0.1	0.1	—	4.1	2.0
Prepaid expenses	—	0.4	0.2	0.1	7.0	3.1
Noncurrent assets						
Long-term assets	132.9	210.9	680.4	331.9	795.8	388.2
Securities and derivatives	111.2	101.4	410.4	200.2	425.1	207.4
Own portfolio	99.8	70.7	82.3	40.2	31.0	15.1
Linked to repurchase agreements	—	11.2	255.0	124.4	309.5	151.0
Linked to guarantees	1.3	12.9	63.6	31.0	82.0	40.0
Derivatives	10.1	6.6	9.5	4.6	2.6	1.3
Lending operations	21.7	73.4	222.2	108.4	280.4	136.8
Lending operations—public sector		—	25.0	12.2	23.5	11.5
Lending operations—private sector	21.9	74.5	201.6	98.3	262.6	128.1
(Allowance for loan losses)	(0.2)	(1.1)	(4.4)	(2.1)	(5.7)	(2.8)
Other receivables	—	36.1	47.8	23.3	84.0	41.0
Escrow deposits	—	36.1	47.2	23.0	56.9	27.8
Other	—	—	0.6	0.3	27.1	13.2
Other assets	—	—	—	—	6.3	3.0
Prepaid expenses	—	—	—	—	6.3	3.0
Permanent assets	9.7	11.1	11.7	5.7	12.3	6.0
Investments	0.9	0.9	0.9	0.4	0.9	0.3
Property and equipment in use	8.7	10.1	10.6	5.2	11.2	5.5
Real estate	11.1	11.1	10.9	5.3	11.2	5.5
Other	3.6	5.1	6.8	3.3	7.5	3.7
(Accumulated depreciation)	(6.0)	(6.1)	(7.1)	(3.4)	(7.5)	(3.7)
Deferred charges	0.1	0.1	0.2	0.1	0.2	0.1
Organization and expansion costs	0.2	0.3	0.4	0.2	0.4	0.2
(Accumulated organization)	(0.1)	(0.2)	(0.2)	(0.1)	(0.2)	(0.1)
Total assets	1,213.0	2,166.8	3,088.0	1,506.4	3,363.9	1,641.0

	At December 31, 2004	At December 31, 2005	At December 31, 2006	At December 31, 2006	At March 31, 2007	At March 31, 2007
	(in R$ millions)	(in R$ millions)	(in R$ millions)	(in US$ millions)	(in R$ millions)	(in US$ millions)
Liabilities and shareholders' equity						
Current liabilities	591.3	1,376.0	1,945.8	949.2	2,139.9	1,043.8
Deposits	408.9	746.2	1,021.8	498.4	1,203.2	587.0
Demand deposits	34.8	60.7	104.8	51.1	137.3	67.1
Interbank deposits	45.4	105.5	94.0	45.9	113.6	55.4
Time deposits	328.7	580.0	822.7	401.3	952.3	464.5
Other deposits	—	—	0.3	0.1	—	—
Money market funding	17.1	435.7	572.4	279.3	575.0	280.5
Own portfolio	17.1	85.4	280.1	136.7	321.0	156.6
Third parties	—	350.3	292.3	142.6	254.0	123.9
Funds from acceptance and issuance of securities	0.3	100.7	139.5	68.2	144.2	70.3
Securities issued abroad	0.3	100.7	139.5	68.2	144.2	70.3
Interbank accounts	0.1	0.5	0.3	0.1	25.9	12.6
Receipts and payments pending settlement	0.1	0.5	0.3	0.1	25.9	12.6
Interbranch accounts	0.9	1.9	6.0	2.9	6.9	3.4
Third-party funds in transit	0.9	1.9	6.0	2.9	6.9	3.4
Derivatives	3.0	7.3	1.3	0.6	1.3	0.6
Derivatives	3.0	7.3	1.3	0.6	1.3	0.6
Borrowings and onlendings	122.1	42.2	120.8	58.9	123.9	60.4
Foreign borrowings	122.1	42.2	100.9	49.2	59.3	28.9
Domestic borrowings	—	—	19.9	9.7	64.6	31.5
Other payables	38.9	41.5	83.7	40.8	59.5	29.0
Collected taxes and other	0.1	0.4	0.5	0.2	1.0	0.5
Foreign exchange portfolio	7.3	7.1	23.1	11.3	21.1	10.3
Social and statutory	—	5.6	—	—	—	—
Tax and social security	12.1	9.5	34.1	16.6	24.0	11.7
Trading account	4.0	2.6	2.3	1.1	0.3	0.1
Other	15.4	16.3	23.7	11.6	13.1	6.4
Noncurrent liabilities						
Long-term liabilities	287.1	424.9	702.4	342.6	723.7	353.1
Deposits	114.9	183.4	326.7	159.4	338.8	165.3
Interbank deposits	—	—	1.5	0.7	1.5	0.7
Time deposits	114.9	183.4	325.2	158.7	337.3	164.6
Funds from acceptance and issuance of securities	107.6	152.1	259.0	126.3	246.0	120.1
Securities issued abroad	107.6	152.1	259.0	126.3	246.0	120.1
Derivatives	0.4	0.2	1.0	0.5	1.7	0.8
Derivatives	0.4	0.2	1.0	0.5	1.7	0.8
Borrowings and onlendings	—	1.1	0.4	0.2	—	—
Foreign borrowings	—	1.1	0.4	0.2	—	—
Other payables	64.2	88.1	115.3	56.2	137.2	66.9
Tax and social security	64.2	88.1	115.0	56.1	136.5	66.6
Other	—	—	0.3	0.1	0.7	0.3
Deferred income	0.2	0.2	2.0	1.0	3.1	1.6
Deferred income	0.2	0.2	2.0	1.0	3.1	1.6
Minority interest	—	—	—	—	0.2	0.1
Shareholders' equity	334.4	365.7	437.8	213.6	497.0	242.4
Capital—Brazilian residents	170.9	179.9	188.6	92.0	422.7	206.2
Capital reserves	0.4	0.4	0.5	0.2	—	—
Revaluation reserves	2.4	2.3	2.2	1.1	2.1	1.0
Profit reserves	24.5	28.2	32.3	15.8	11.7	5.7
Adjustment to fair value—securities and derivatives	0.5	(1.6)	5.0	2.4	1.7	0.8
Retained earnings	135.7	156.5	209.2	102.1	58.8	28.7
Total liabilities and shareholders' equity	1,213.0	2,166.8	3,088.0	1,506.4	3,363.9	1,641.0

OTHER FINANCIAL AND STATISTICAL INFORMATION

The information below is included only for analytical purposes and is based on and should be read in conjunction with our consolidated financial statements and accompanying notes included in this offering memorandum, as well as with "Presentation of financial and other information", "Summary Financial Information," "Selected financial and other information" and "Management's discussion and analysis of financial condition and results of operation."

Average balance sheet and information on interest rates

The tables below set forth the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities, the interest income and expenses generated from such assets and liabilities and the average return rate for each period of the periods indicated. Data for full-year periods regarding volume and annual average balances included in this offering memorandum was calculated at 13 dates: at December 31 of the previous year and at the end of each of the following 12 months. Likewise, data regarding the average annual return rate included in this offering memorandum was calculated based on the revenues and expenses for the period, divided by the average balances calculated as indicated above. For three-month periods, the average balances were calculated using the final balance at each month within the period and the final balance of the last month of the preceding three-month period. Interest income and expense also include inflation adjustment and indexing of our assets and liabilities in *reais*; earnings and losses from assets and liabilities denominated in foreign currency; and earnings and losses both realized and to be realized in connection with securities and derivatives, except for mark-to-market adjustments of securities classified as available for sale, which are recorded under shareholders' equity and exclude applicable taxes and contributions.

	For the year ended December 31,									For the three months ended March 31,					
	2004			2005			2006			2006			2007		
	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%
	(in R$ millions, except as otherwise indicated)														
Assets															
Lending operations	535.6	185.1	34.6%	750.5	263.2	35.1%	1,205.2	380.1	31.5%	982.5	79.5	8.1%	1,680.1	127.4	7.6%
Foreign exchange portfolio[1]	3.0	2.9	97.8%	11.0	5.5	50.3%	47.8	12.2	25.4%	28.3	1.5	5.3%	45.2	2.3	5.1%
Interbank investments	176.3	21.4	12.1%	216.1	35.5	16.4%	552.0	66.7	12.1%	416.7	14.5	3.5%	797.6	22.3	2.8%
Securities and derivatives[2]	335.3	35.7	10.7%	367.2	12.5	3.4%	394.9	17.4	4.4%	343.4	(14.9)	(4.3)%	515.0	6.4	1.2%
Total interest: earning assets	**1,050.2**	**245.1**	**23.3%**	**1,344.8**	**316.7**	**23.5%**	**2,199.9**	**476.4**	**21.7%**	**1,770.9**	**80.6**	**4.6%**	**3,037.9**	**158.4**	**5.2%**

(1) Foreign exchange transactions consist of the net balance of positive and negative foreign exchange positions as recorded, respectively, under "exchange purchased pending settlement" and "exchange sold pending settlement". The results of these transactions consist of income from foreign exchange operations less expenses derived from those operations.

(2) Securities and derivatives consist of the net balance of positive and negative operations with securities and derivatives. The results of these operations consist of the income from securities and derivatives less expenses derived from those instruments.

	For the year ended December 31,									For the three months ended March 31,					
	2004			2005			2006			2006			2007		
	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%	Average balance	Revenue (expenses)	Average rate%
	(in R$ millions, except as otherwise indicated)														
Liabilities															
Funding operations															
Interbank deposits	52.6	(8.9)	16.8%	52.5	(9.1)	17.2%	81.0	(11.8)	14.6%	85.0	(3.5)	4.1%	96.9	(2.9)	2.9%
Time deposits	521.6	(82.8)	15.9%	583.5	(105.8)	18.1%	958.5	(138.4)	14.4%	755.5	(31.3)	4.1%	1,208.6	(37.0)	3.1%
Money market funding	50.9	(3.8)	7.5%	50.0	(5.7)	11.5%	274.6	(29.2)	10.7%	125.1	(2.9)	2.4%	543.6	(15.0)	2.8%
Funds from acceptance and issuance of securities[1]	107.9	2.5	(2.3)%	116.1	4.9	(4.2)%	187.3	(9.3)	4.9%	101.5	3.4	(3.4%)	397.8	7.8	(2.0)%
Total funding operations	**733.0**	**(93.0)**	**12.7%**	**802.1**	**(115.7)**	**14.4%**	**1,501.4**	**(188.7)**	**12.6%**	**1,067.1**	**(33.2)**	**2.1%**	**2,246.9**	**(47.1)**	**2.1%**
Total borrowings and onlending[2]	32.1	0.4	(1.3)%	49.8	(6.9)	13.8%	79.1	0.6	(0.8)%	149.3	(11.4)	(7.6)%	80.4	(8.4)	10.5%
Total interest-bearing liabilities	**765.1**	**(92.6)**	**12.1%**	**851.9**	**(122.6)**	**14.4%**	**1,580.5**	**(188.1)**	**11.9%**	**1,216.4**	**(22.9)**	**1.9%**	**2,327.3**	**(55.5)**	**2.4%**
Gross profit from financial intermediation (before provisions)		**152.5**			**194.1**			**288.3**			**57.7**			**102.9**	

(1) Net income (expenses) from funds derived from acceptance and issuances of securities include foreign exchange gains and losses that are recorded in our financial statements as "other operating income" in the following amounts (i) R$10.5 million in 2006, changing our net income (expenses) from funds derived from acceptance and issuances of securities from expense of R$19.7 million to expense of R$9.2 million, (ii) R$17.9 million in 2005, changing our net income (expenses) from funds derived from acceptance and issuances of securities from expense of R$13.0 million to income of R$4.9 million in 2005, (iii) R$3.5 million in 2004, changing our net income (expenses) from funds derived from acceptance and issuances of securities from expense of R$1.1 million to income of R$2.5 million, (iv) R$7.4 million in the three months ended March 31, 2006, changing our net income (expenses) from funds derived from acceptance and issuances of securities from expense of R$4.0 million to income of R$3.4 million, and (iv) R$16.2 million for the three months ended March 31, 2007, changing our net income (expenses) from funds derived from acceptance and issuances of securities from expense of R$8.4 million to income of R$7.8 million.

(2) Net income (expenses) from financing and onlending include foreign exchange gains and losses that were allocated from "other operating income" in the amount of (i) R$12.4 million in 2006, changing our net income (expenses) from financing and onlending from expense of R$11.8 million to income of R$0.6 million, (ii) R$0.5 million in 2005, changing our net income (expenses) from financing and onlending from expense of R$7.4 million to income of R$6.9 million, (iii) R$12.4 million for the three months ended March 31, 2006, changing our net income (expenses) from financing and onlending from expense of R$1.0 million to income of R$11.4 million, and (iv) R$7.0 million for the three months ended March 31, 2007, changing our net income (expenses) from financing and on lending from expense of R$1.4 million to an expense of R$8.4 million.

Changes in interest income and expenses—Volume and rates analysis

The table below sets forth the effect of changes in our interest income and expenses resulting from fluctuations in the average volumes and average yield rate for each of the periods indicated. Variations in our volumes and interest rates were calculated based on changes on our average balances during the period and changes on the average interest rates on our interest-earning assets and interest-bearing liabilities. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive or negative effects.

	For the years ended						For the three months ended		
	December 31, 2004 and December 31, 2005			December 31, 2005 and December 31, 2006			March 31, 2006 and March 31, 2007		
	Increase / decrease due to variations in			Increase / decrease due to variations in			Increase /decrease due to variations in		
	Average volume	Average rate	Net variation	Average volume	Average rate	Net variation	Average volume	Average rate	Net variation
	(in R$ millions)								
Interest-earning assets									
Loan portfolio	75.3	2.8	78.1	140.1	(23.3)	116.9	52.6	(4.6)	47.9
Foreign exchange portfolio	3.2	(0.6)	2.6	7.8	(1.1)	6.7	0.9	(0.1)	0.8
Interbank investments	5.6	8.5	14.1	37.6	(6.3)	31.2	9.9	(2.1)	7.8
Securities and derivatives	3.8	(27.0)	(23.2)	1.0	3.9	4.9	(13.5)	34.8	21.3
Total interest-earning assets	**87.9**	**(16.3)**	**71.6**	**186.5**	**(26.8)**	**159.7**	**49.9**	**28.0**	**77.8**

	For the years ended						For the three months ended		
	December 31, 2004 and December 31, 2005			December 31, 2005 and December 31, 2006			March 31, 2006 and March 31, 2007		
	Increase / decrease due to variations in			Increase / decrease due to variations in			Increase / decrease due to variations in		
	Average volume	Average rate	Net variation	Average volume	Average rate	Net variation	Average volume	Average rate	Net variation
	(in R$ millions)								
Interest-bearing liabilities									
Funding operations									
Interbank deposits	—	(0.2)	(0.2)	3.8	(1.1)	2.7	(0.6)	1.3	0.7
Time deposits	(10.5)	(12.6)	(22.9)	47.7	(15.1)	32.6	(10.1)	4.4	(5.7)
Money market funding	—	(2.0)	(1.9)	23.9	(0.4)	23.5	(11.5)	(0.6)	(12.1)
Funds from acceptance and issuance of securities	0.3	2.2	2.4	(5.5)	19.7	14.2	5.1	(0.7)	4.4
Total funding operations	**(10.2)**	**(12.6)**	**(22.6)**	**69.9**	**3.1**	**73.0**	**(17.1)**	**4.4**	**(12.8)**
Total borrowings and onlendings	**0.3**	**6.1**	**6.4**	**(9.4)**	**16.9**	**7.5**	**(3.2)**	**(16.6)**	**(19.8)**
Total interest-bearing liabilities	**(9.9)**	**(6.5)**	**(16.2)**	**60.5**	**20.0**	**80.5**	**(20.3)**	**(12.2)**	**(32.5)**

Net interest margin and net income margin

The table below sets forth the average balances of our total assets, interest-earning assets, interest-bearing liabilities, and average shareholders' equity, as well as certain related ratios, for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,	
	2004	2005	2006	2006	2007
	(in R$ millions, except as otherwise indicated)				
Average balance of total assets	1,089.5	1,395.0	2,316.4	1,832.6	3,141.9
Average balance of interest-earning assets[1]	1,050.3	1,345.7	2,199.9	1,770.9	3,037.9
Average balance of interest-bearing liabilities[2]	765.1	851.8	1,580.5	1,216.3	2,327.3
Average balance of shareholders' equity	341.6	350.7	398.5	374.2	457.2
Profitability and efficiency					
Net margin[3]	14.2%	13.1%	12.1%	2.1%	2.9%
Exceed of interest-earning assets over interest-bearing liabilities[4]	285.2	493.9	619.4	554.6	710.6
Return on average assets[5]	6.4%	5.8%	3.7%	0.7%	2.0%
Average return on interest-earning assets[6]	23.3%	23.5%	21.7%	4.6%	5.2%
Average expenses on interest-bearing liabilities[7]	12.6%	16.5%	13.3%	3.5%	3.1%
Return on average balance of shareholders' equity[8]	20.5%	23.2%	21.4%	3.6%	13.8%
Efficiency index[9]	25.8%	37.0%	38.3%	46.6%	23.3%

(1) Represents assets that generate income from financial operations.

(2) Represents liabilities that generate expenses from financial operations.

(3) Consists of gross profit from financial intermediation before allowances for loan losses as a percentage of the average balance of interest-earning assets. See " Management's Discussion and Analysis of financial condition and results of operation—Critical Accounting Policies—Loans and Allowance for Loan Losses" for a discussion of the allowance for loan losses.

(4) Consists of the average balance of interest-earning assets less the average balance of interest-bearing liabilities.

(5) Consists of net income as a percentage of the average balance of nterest-earning assets.

(6) Consists of income from financial intermediation as a percentage of the average balance of interest-earning assets.

(7) Represents expenses on financial intermediation excluding the effects of the allowance for loan losses, as a percentage of the average balance of interest-bearing liabilities.

(8) Consists of net income as a percentage of the average balance of shareholders' equity.

(9) Calculated by dividing (a) the sum of (i) personnel expenses and (ii) other administrative expenses, excluding depreciation and amortization by (b) the sum of income from services provided and gross profit from financial intermediation, excluding the effects of the allowance for loan losses. Efficiency index is not calculated using a standard methodology and may not be comparable to the definition of Efficiency index or similarly titled measures used by other companies. Efficiency index is not a measure calculated in accordance with Brazilian GAAP or U.S. GAAP. We believe that the efficiency index allow a better understanding of our operational performance.

Return on shareholders' equity and assets

The table below sets forth selected financial ratios for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,	
	2004	2005	2006	2006	2007
	(in R$ millions, except as otherwise indicated)				
Net income	70.1	81.5	85.1	13.6	63.3
Average balance of total assets	1,089.5	1,395.0	2,316.4	1,832.6	3,141.9
Average balance of shareholders' equity	341.6	350.7	398.5	374.2	457.2
Return on average assets[1]	6.4%	5.8%	3.7%	0.7%	2.0%
Return on average shareholders' equity[2]	20.5%	23.2%	21.4%	3.6%	13.8%
Percentage of average shareholders' equity on average balance of total assets	31.4%	25.2%	17.2%	20.4%	14.6%
Distribution of dividends					
Total dividends distributed[3]	45.0	57.2	28.4	—	4.6
Total dividends as percentage of net income	64.2%	70.2%	33.4%	—	7.3%

(1) Consists of net income as a percentage of the average balance of total assets.

(2) Consists of net income as a percentage of the average balance of total shareholders' equity.

(3) Total distribution of dividends and interest on shareholders' equity. On June 21, 2007, we distributed interest on shareholders' equity amounting to approximately R$8.8 million.

Composition of our securities and derivatives portfolio

The tables below set forth the detailed breakdown of the composition of securities and derivatives portfolio by account, maturity and type for each of the periods indicated. For a description on the accounting practices that are applicable to our securities portfolio, see notes to our financial statements included elsewhere in this offering memorandum.

Breakdown by maturity

Securities available for sale

	At March 31, 2007				
	Indeterminate maturity	Up to 30 days	3 to 12 months	Over 12 months	Total
		(in R$ millions)			
Brazilian government securities	—	0.8	27.5	417.8	446.1
Corporate debt securities	18.9	1.5	1.0	4.7	26.1
Shares of publicly-held companies	1.7	—	—	—	1.7
Total	**20.6**	**2.3**	**28.5**	**422.5**	**473.9**

Breakdown by type of security

Securities available for sale

	At December 31, 2004	At December 31, 2005	At December 31, 2006	At March 31 2007
	(in R$ millions)			
Own portfolio				
Letras do Tesouro Nacional—LTN (Brazilian government securities)	220.8	116.2	23.1	3.4
Letras Financeiras do Tesouro—LFT (Brazilian government securities)	27.4	6.7	14.6	2.7
Notas do Tesouro Nacional—NTN (Brazilian government securities)	—	—	6.7	22.4
Foreign fixed-income securities	44.0	47.6	67.3	13.0
Certificados de Depósitos Bancários—CDB (bank deposit certificate)	1.7	2.5	5.6	2.5
Investment fund shares	13.2	14.6	16.3	18.9
Shares of publicly traded companies	3.3	2.7	1.8	1.7
Total	**310.4**	**190.3**	**135.4**	**64.6**
Linked to repurchase agreements				
Letras do Tesouro Nacional—LTN (Brazilian government securities)	17.1	79.6	45.6	143.5
Letras Financeiras do Tesouro—LFT (Brazilian government securities)	—	6.0	142.7	98.3
Notas do Tesouro Nacional – NTN (Brazilian government securities)	—	—	95.9	82.8
Total	**17.1**	**85.6**	**284.2**	**324.6**
Linked to guarantees				
Letras do Tesouro Nacional—LTN (Brazilian government securities)	28.4	37.2	70.7	5.5
Letras Financeiras do Tesouro—LFT (Brazilian government securities)	—	—	16.5	79.2
Total	**28.4**	**37.2**	**87.2**	**84.7**
Total securities portfolio	**355.9**	**313.1**	**506.8**	**473.9**

Derivatives

	At and for the year ended December 31,						At and for the three months ended March 31,	
	2004		2005		2006		2007	
	Asset (liability)	Trade amount	Asset (liability)	Trade amount	Asset (liability)	Trade amount	Asset (liability)	Trade amount
	(in R$ millions)							
Assets								
Derivatives								
Swap transactions—differential receivable	30.4	177.6	37.6	107.3	18.5	106.1	20.8	85.7
Option premiums	—	—	6.2	280.0	—	—	—	—
Receivable from currency forward contract	—	—	—	—	0.1	6.0	0.2	6.7
Futures transactions pending settlement								
DDI (exchange coupon)	1.2	161.2	—	—	0.1	17.2	2.9	418.3
DI (interbank deposit rate)	0.1	990.3	—	—	0.2	13.7	0.3	597.4
Liabilities								
Derivatives								
Swap transactions—differential payable	(1.3)	23.0	(2.4)	56.7	(2.2)	21.4	(2.8)	21.5
Option premiums	(1.7)	30.0	(5.1)	280.0	—	—	—	—
Payable for currency forward contract	—	—	—	—	(0.1)	5.9	(0.1)	6.7
Futures transactions pending settlement								
Dollar Futures	(1.1)	150.6	(1.3)	177.2	(0.3)	61.7	(0.2)	41.3
DDI (exchange coupon)	(0.7)	249.6	(1.2)	203.2	(2.1)	404.0	—	—
Currency swap	(2.2)	266.5	—	24.2	—	—	—	—
DI (interbank deposit rate)	—	—	—	681.7	—	606	—	7.4
Total	**24.7**	**2,048.8**	**33.8**	**1,810.3**	**14.2**	**1,242.0**	**21.1**	**1,177.6**

Central Bank compulsory deposits

In compliance with the Central Bank's requirements, our balance of compulsory deposits, represented by free reserves, compulsory payments and other types of compulsory deposits, amounted to R$40.5 million at March 31, 2007. See "Regulation of the Brazilian banking industry—Regulations affecting liquidity in the financial market—Reserve requirements."

Loan portfolio

The tables below set forth our credit transactions portfolio by type of transaction for each of the periods indicated. Our total lending operations involve only borrowers resident in Brazil, denominated in *reais* and indexed to local interest rates.

	At December 31,						At March 31,	
	2004		2005		2006		2007	
	Total	%	Total	%	Total	%	Total	%
	(in R$ millions, except as otherwise indicates)							
Loans	456.2	70.0%	822.1	83.8%	1,133.4	69.2%	1,262.3	66.9%
Discounted trade notes	160.0	24.6%	132.7	13.5%	169.1	10.3%	215.4	11.4%
Financings	26.9	4.1%	8.4	0.9%	282.0	17.2%	356.7	18.9%
Total lending operations	**643.1**	**98.7%**	**963.2**	**98.2%**	**1,584.5**	**96.7%**	**1,834.4**	**97.2%**
Advances on foreign exchange contracts	8.6	1.3%	17.7	1.8%	54.7	3.3%	53.6	2.8%
Total loan portfolio	**651.7**	**100.0%**	**980.9**	**100.0%**	**1,639.2**	**100.0%**	**1,888.0**	**100.0%**

Loan portfolio maturity

The table below sets forth the maturities of our loan portfolio at March 31, 2007:

Maturity breakdown	At March 31, 2007
	(in R$ millions)
Outstanding transactions with maturity	
up to 180 days	1,336.2
181 to 360 days	234.3
over 360 days	286.1
Total outstanding transactions	**1,856.6**
Overdue transactions	
up to 30 days	11.4
61 to 180 days	12.3
181 to 360 days	7.6
over 361 days	0.1
Total overdue transactions	**31.4**
Total	**1,888.0**

According to Resolution No. 2,682, of December 21, 1999, overdue financial transactions are written off when overdue (i) for more than 360 days if their maturity terms is shorter than 36 months or (ii) for more than 720 days if their maturity exceeds 36 months.

Largest clients

The table below sets forth a summary of our largest clients at the dates presented.

	At December 31,						At March 31,	
	2004		2005		2006		2007	
	Valor	% Total	Valor	% Total	Valor	% Total	Valor	% Total
	(in R$ millions, except as otherwise indicated)							
10 largest clients	124.8	19.2%	136.7	13.9%	190.3	11.6%	202.3	10.7%
11th to 60th largest clients	217.8	33.4%	302.5	30.8%	382.3	23.3%	394.9	31.6%
61st to 160th largest clients	163.1	25.0%	238.7	24.3%	340.9	20.8%	363.9	19.3%
Other loans	146.0	22.4%	303.0	30.9%	725.7	44.3%	926.9	49.1%
Total loan portfolio	**651.7**	**100.0%**	**980.9**	**100.0%**	**1,639.2**	**100.0%**	**1,888.0**	**100.0%**

Credit approval process

For a description of our credit approval process, see "Business—Credit Policy, Risk Management and Default Rates."

Rating of our loan portfolio

The table below sets forth the rating of our credit transactions by risk levels, at March 31, 2007, where "AA" represents minimum credit risk and category "H" represents an extremely high credit risk, according to the applicable regulation issued by the Central Bank. It also sets forth the balance of our allowance for loan losses at March 31, 2007. See section "Management's Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Practices—Allowance for Loan Losses."

	At March 31, 2007			
			Allowance for loan losses	
Risk Level	Credits	% of Total	Minimum required by Central Bank	Effective
	(in R$ millions, except as otherwise indicated)			
AA	2.5	0.1%	—	—
A	435.7	23.1%	2.0	2.0
B	1,350.8	71.5%	12.8	12.8
C	54.8	2.9%	3.4	3.4
D	6.8	0.4%	1.2	1.2
E	12.2	0.6%	4.0	4.0
F	5.6	0.3%	3.1	3.1
G	3.4	0.2%	2.5	2.5
H	16.2	0.9%	16.2	16.2
Total	**1,888.0**	**100.0%**	**45.2**	**45.2**

Overdue credits and allowances for loan losses

The table below sets forth a summary of our overdue credits (defined as credits under D to H levels), most of which overdue for more than 61 and less than 360 days, as well as certain indexes of assets quality, for each period:

	At December 31,			At March 31,
	2004	2005	2006	2007
	(in R$ million, except as otherwise indicated)			
Total assets	1,213.0	2,166.8	3,088.0	3,363.9
Total loan portfolio	651.7	980.9	1,639.2	1,888.0
Overdue credits	17.1	28.0	49.3	44.2
Overdue credits as a percentage of total loan portfolio	2.6%	2.9%	3.0%	2.3%
Overdue credits as a percentage of total assets	1.4%	1.3%	1.6%	1.3%
Allowance for loan losses	(18.8)	(29.9)	(45.6)	(45.2)
Allowance for loan losses as a percentage of:				
Total loan portfolio	2.9%	3.0%	2.8%	2.4%
Total overdue credits	109.9%	106.8%	92.7%	102.3%

Allowance for loan losses

The table below sets forth the track record of our allowance for loan losses for each of the periods indicated:

	For the year ended December 31,			For the three months ended March 31,
	2004	2005	2006	2007
	(in R$ millions, except as otherwise indicated)			
Balance at the beginning of the period	16.7	18.8	29.9	44.3
Establishment of provision[1]	15.2	16.5	36.9	12.0
Write-offs	(13.1)	(5.4)	(21.2)	(11.1)
Balance at the end of the period	**18.8**	**29.9**	**45.6**	**45.2**
Credits paid	1.1	1.2	1.1	3.3
Write-off as a percentage of total loan portfolio	**2.0%**	**0.6%**	**1.3%**	**0.6%**
Allowance for loan losses as a percentage of loan portfolio	**2.9%**	**3.0%**	**2.8%**	**2.4%**

(1) The difference between the provision we established and the provision recorded in our financial statements results from losses on foreclosed assets that are recognized under "allowance for loan losses."

Deposits

Average deposits balance and interest rates

The table below sets forth the average balance of deposits and the average interest rate on the deposits for the periods presented.

	At December 31,						At March 31,	
	2004		2005		2006		2007	
	Average balance	Average interest rate	Average balance	Average interest rate	Average balance	Average interest rate	Average balance	Average interest rate
	(in R$ millions, except as otherwise indicated)							
Demand deposits	31.8	—	42.1	—	71.7	—	114.8	—
Interbank deposits	52.6	16.8%	52.7	17.2%	81.0	14.6%	96.9	2.9%
Time deposits	521.6	15.9%	585.0	18.1%	958.5	14.4%	1,208.6	3.1%
Other deposits	—	—	—	—	1.0	—	0.1	—

Maturity of deposits

The table below sets forth the maturity of our outstanding interbank deposits and time deposit at March 31, 2007:

	At March 31, 2007
	(in R$ millions)
Up to 90 days	730.2
91 to 360 days	335.7
Over 360 days	338.8
Total	**1,404.7**

Funds from acceptance and issuance of securities

Our funds from acceptance and issuance of securities consist of indebtedness denominated in foreign currency in the form of fixed rate notes issued by us. The table below sets forth the details of these notes.

Issued Amount	Balance at March 31, 2007	Interest Rate (%)	Issue Date	Maturity Date
(in US$ millions)	(in R$ millions)			
65.0	136.4	6.875%	12/14/2005	12/14/2007
120.0	253.8	7.750%	10/30/2006	10/30/2009
185.0	**390.2**			

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based on, and must be read in conjunction with, our consolidated financial statements at and for the years ended December 31, 2004, 2005 and 2006, and at and for the three months ended March 31, 2006 and 2007, and their related notes included elsewhere in this offering memorandum, as well as with the sections "Presentation of Financial and Other Information", "Summary Financial Information", "Selected Financial Information" and "Other Financial and Statistical Information."

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed in these estimates and forward-looking statements as a result of various reasons, including, but not limited to, those indicated in the sections "Forward-looking Statements" and "Risk Factors."

Overview

We are one of the leading banks that provides loans to Brazilian companies in the middle-market segment, which we define as companies with annual gross revenues between R$3.0 million and R$300.0 million. Since the late 1980s, we have offered a wide range of credit products to these companies secured by collateral. At December 31, 2006, we were the 28th largest Brazilian bank not owned by public entities in terms of volume of assets, according to Standard & Poor's. At March 31, 2007, we had assets of R$3,363.9 million, shareholders' equity of R$497.0 million and a loan portfolio of R$1,888.0 million, 8[illegible].3% of which consisted of loans made to middle-market companies.

For the three months ended March 31, 2007, our return on average shareholders' equity was approximately 13.8%, compared to 20.5%, 23.2% and 21.4% for the years ended December 31, 2004, 2005 and 2006, respectively. Based on our historical performance and our solid financial position, we believe that we will be able to maintain similar rates in the future, including during periods of unfavorable economic conditions, such as increased inflation or interest rates or higher exchange rate volatility.

We operate through 20 branches located in 13 Brazilian states. We had approximately 2,000 active middle-market clients at March 31, 2007. We believe that a significant potential client base of Brazilian small- and medium-sized companies exists, which will allow us to continue to expand our activities in the middle-market segment, which grew significantly between 2004 and 2006.

In 2004, we started operations in the individual lending market by offering payroll deduction loans under the DayCred brand. At March 31, 2007, our portfolio of such loans was R$285.0 million, which we originated through a wide distribution network consisting of 85 banking correspondents. To further benefit from the potential growth of the Brazilian individual lending segment, we began to offer vehicle financing in 2006. At March 31, 2007, our loans to individuals represented 17.7% of our total loan portfolio.

We seek to diversify our sources of funding to avoid mismatches between the respective interest rates and maturities of our funding and the loans that we grant, and to obtain liquidity to allow us to take advantage of growth opportunities. Our time deposits are our primary source of funding and amounted to R$1,289.6 million at March 31, 2007, representing 49.0% of our total funding. At December 31, 2004, 2005 and 2006, our time deposits represented 57.5%, 46.0% and 47.0% of our total funding, respectively. At March 31, 2007, this source of funding had an average cost of approximately 103.0% of the Interbank Deposit Certificate *(Certificado de Depósito Interbancário)*, or CDI, and an average term of 272 days. Our sources of funding also include debt issued in the international markets, with coupons varying from 6.875% to 7.75% per annum. The aggregate outstanding balance of such debt was R$390.2 million at March 31, 2007, representing 14.8% of our total founding. At December 31, 2004, 2005 and 2006, these notes represented 14.0%, 15.2% and 16.3%, respectively, of our total funding. Our funding denominated in U.S. dollars represented 19.5% of our total funding at March 31, 2007, and included the balance of borrowings and onlendings denominated in U.S. dollars in addition to the notes.

We also engage in foreign exchange, trade financing and asset management transactions, which complement our lending operations and allow us to achieve certain synergies with our other operations. At March 31, 2007, we managed six investment funds with total shareholders' equity of R$154.2 million. At that date, the net balance of our foreign exchange and trade financing transactions amounted to R$40.4 million.

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian Macroeconomic Conditions

As a bank in Brazil, our financial condition and results of operations are significantly affected by Brazilian macroeconomic, political and social conditions as well as the economic performance of other emerging markets.

The main indicators in the Brazilian economy showed significant improvements in 2004. GDP grew by 4.9% and Brazil had a trade balance surplus of US$33.7 billion. Brazil posted a primary fiscal surplus of 4.6% of GDP at December 31, 2004, which was above the 4.3% target set by the IMF. The average unemployment rate fell from 10.9% at December 31, 2003 to 9.6% at December 31, 2004 in Brazil's main metropolitan areas, according to unemployment estimates published by the IBGE, which resulted in an increase in the demand for goods and services. In 2004, the *real* appreciated 8.1% against the U.S. dollar. Inflation, as measured by the Consumer Price Index (*Índice Nacional de Preços ao Consumidor Amplo*), or IPCA, was 7.6%, within the average target set by the CMN. However, the Central Bank maintained a conservative monetary policy in order to meet its annual inflation target for 2005 (5.1% within a variation of up to 2.5 percentage points). Interest rates remained high and the SELIC rate reached an annual rate of 17.8% at December 31, 2004.

In 2005, the Central Bank maintained high interest rates. However, as a result of Brazil's economic slowdown during the year, the Brazilian Government started a process of gradual interest rate reductions in September 2005. On December 31, 2005, the SELIC rate was 18.0%. In 2005, GDP grew by 2.3% and Brazil had a trade balance surplus of US$44.8 billion, the largest ever in its history. The *real* appreciated 11.8% against the U.S. dollar in 2005 and the average unemployment rate in Brazil's main metropolitan regions decreased from 9.6% at December 31, 2004 to 8.3% at December 31, 2005, according to IBGE estimates. In 2005, the average inflation rate, as measured by the IPCA index, was 5.7%.

During 2006, the *real* appreciated 8.7% against the U.S. dollar. Despite this appreciation, Brazil's trade balance surplus for 2006 reached US$46.1 billion. The SELIC rate was 13.25% at December 31, 2006. Average unemployment in the principal metropolitan areas of Brazil increased from 8.3% on December 31, 2005 to 10.0% on December 31, 2006, according to the IBGE. In 2006, the inflation rate, as measured by the IPCA, was 3.1%. The Central Bank's annual inflation target for 2007 is 4.5%, as measured by IPCA, within a variation of up to two percentage points.

In the three months ended March 31, 2007, the *real* appreciated 4.1% against the U.S. dollar and the inflation rate, as measured by the IPCA index, was 1.3%. At March 31, 2007, the SELIC rate reached 12.75%.

The following table shows GDP growth, U.S. dollar exchange rates, inflation and interest rates in Brazil for the periods presented.

	At and for the years ended December 31,			At and for the three months ended March 31,	
	2004	2005[1]	2006[1]	2006[1]	2007
GDP growth	4.9%	2.3%	2.9%	4.1%	–
Inflation (IGP-M)[2]	12.4%	1.2%	3.8%	0.4%	1.1%
Inflation (IPCA)[3]	7.6%	5.7%	3.1%	1.4%	1.3%
CDI[4]	16.2%	19.1%	15.2%	17.2%	12.9%
TJLP[5]	9.8%	9.8%	6.9%	9.0%	6.5%
Appreciation (depreciation) of the *real* against the U.S. dollar	8.1%	11.8%	8.7%	7.2%	4.1%
Exchange rate at closing (R$ to US$1.00)	R$2.654	R$2.341	R$2.138	R$2.172	R$2.050
Average exchange rate (R$ to US$1.00[6]	R$2.927	R$2.934	R$2.177	R$2.197	R$2.109

(1) GDP rates stated for these periods have been adjusted to reflect IBGE's new methodology.

(2) IGP-M is the general market price index as measured by the FGV

(3) IPCA is a consumer price index calculated by the IBGE.

(4) CDI is the average interbank deposit certificate index applicable in Brazil (accumulated at the end of each month and annually).

(5) TJLP represents the interest rates applied by the BNDES for long-term financing (end of period).

(6) Average of exchange rate for the last day of each month during the period.

Sources: BNDES, Central Bank and FGV.

GDP Growth

Growth in Brazil's GDP may impact our results of operations, since such growth generally affects the overall volume of credit transactions in the country, including of our middle-market and individual clients. For the years ended in 2004, 2005 and 2006, Brazil's GDP grew 4.9%, 2.3% and 2.9%, respectively.

Effects of Fluctuation of Interest Rates on Our Financial Condition and Results of Operations

Generally, an increase in interest rates results in an increase in our income from lending operations due to higher rates that we are able to charge. However, such an increase can adversely affect our results of operations as a result of reduced overall demand for loans and greater risk of default by our clients. In addition, increased interest rates affect our funding costs, particularly time deposits and interbank deposits, and can adversely effect our profitability if we are unable to pass on our increased funding costs to our clients. On the other hand, a decrease in interest rates can reduce our income from lending operations as a result of lower rates on our loans. This reduction of income may eventually be offset by an increase in the volume of loans we make resulting from increased demand for loans and/or a decrease in our funding costs.

In addition, changes in interest rates can affect the value of our securities portfolio and therefore our financial condition and results of operations. However, the effect of these fluctuations may be limited by our use of derivative hedging instruments. See "—Information on Market Risks—Risk and Risk Management."

Inflation

Our net income may be adversely affected by higher inflation rates in Brazil, which generally increase our operating costs. In addition, higher inflation generally causes an increase in interest rates by the Central Bank to control inflation. See "—Effects of Fluctuation of Interest Rates on Our Financial Condition and Results of Operations." Inflation can also contribute to an increase in market volatility by causing economic uncertainty and reducing overall consumption levels, GDP growth and consumer confidence.

Governmental Regulation

Compulsory Deposit Requirements

The Central Bank imposes compulsory deposit requirements on financial institutions to control liquidity within the Brazilian financial system. Whenever the Central Bank modifies these requirements, the balance of our interest-bearing assets and liabilities is affected, which will, in turn, affect our interest revenues and expenses.

The compulsory deposit percentages apply to the total volume of our deposits, and the compulsory amounts must be deposited with the Central Bank. The principal compulsory deposit requirements are as follows:

- 45% of average daily demand deposits, minus R$44.0 million, for each assessment period (which begins on a Monday and ends on the Friday of the following week); and
- 8% of demand deposits and time deposits that exceed R$100.0 million.

At March 31, 2007, the balance of our compulsory deposits with the Central Bank were R$34.6 million relating to demand deposits and R$5.9 million relating to time deposits. At December 31, 2006, the balance of our compulsory deposits with the Central Bank was R$32.7 million relating to demand deposits. See "Risk Factors—Risks Relating to Us and the Brazilian Banking Industry—Changes in Regulations Regarding Compulsory Deposits may Adversely Affect Us."

Capital Requirements

As a general rule, the Central Bank requires that banks comply with regulations similar to those of the Basel Agreement regarding sufficiency or adequacy of capital, with limited exceptions. For example, the Central Bank has put in place a more stringent minimum Basel index of 11%, instead of the 8% required by the Basel Agreement, which is used for the calculation of the minimum capital we are required to maintain. At March 31, 2007, our Basel index rate was 21.7%. The Central Bank also sets capital requirements regarding foreign currency exposure, interest-rate market risks and swap transaction risks, which are part of our required capital pursuant to the Basel Agreement rules. In addition, the Central Bank imposes restrictions on banks' exposure to foreign currency. The exposure of Brazilian financial institutions in gold and in assets and liabilities indexed to foreign exchange rates cannot be greater than 60% of their adjusted shareholders' equity. For more information on how the adjusted shareholders' equity is calculated, see "Regulation of the Brazilian Banking Industry—Other regulations—Capital adequacy guidelines."

In June 2004, the banking supervision committee of the Bank for International Settlements, or BIS, endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, known as the New Basel Agreement. At December 9, 2004, the Central Bank, through bulletin no. 12,746, expressed its intention to adopt the New Basel Agreement in Brazil. The bulletin indicated that the Central Bank plans to adopt the New Basel Agreement gradually, seeking to incorporate the changes applicable to the Brazilian banking sector.

According to Resolution No. 2,099, dated August 17, 1994, the Central Bank requires banks to maintain a level of adjusted shareholders' equity that is compatible with the amount of their risk-weighted assets. The table below sets forth this calculation at the dates indicated:

Instrument/ Risk Factors

	At December 31, 2006	At March 31, 2007
	(in R$ millions, except percentages)	
Low risk (20%)	7.4	2.9
Low risk (50%)	62.1	70.9
Normal risk (100%)	1,660.3	1,883.5
Normal risk (300%)—Tax credits	—	79.7
Total risk-weighted assets	**1,729.8**	**2,037.0**
11% of risk-weighted assets	190.3	224.1
20% of swap risk	0.9	0.8
Market risk—exchange exposure	26.4	8.6
Market risk—pre-fixed rate	18.3	19.0
Required capital(1)	**235.9**	**252.5**
Adjusted shareholders' equity(2)	437.8	497.0
Margin on required shareholders' equity	**85.6%**	**96.8%**
Basel index rate(3)	20.4%	21.7%

(1) Required capital is defined by the Central Bank and in order to establish our minimum level of adjusted shareholders' equity based upon our risk-weighted assets.

(2) At the dates indicated, our adjusted shareholders' equity was equal to our shareholders' equity.

(3) Basel index corresponds to 11% of our adjusted shareholders' equity divided by the minimum amount of capital we are required to maintain pursuant to the regulations of the Central Bank.

Regulation of Payroll Deduction Loans

The Brazilian government and the Ministry of Welfare and Social Security (*Ministério da Previdência e Assistência Social*) oversee credit activities offered to pension beneficiaries and retirees of the INSS who receive benefits from the INSS. Currently, we are not permitted to charge an origination fee (*Taxa de Abertura de Crédito*), or TAC, for payroll deduction loans to individuals who receive INSS benefits. Furthermore, the INSS may review its policy related to loan deductions from payrolls and may issue new regulations imposing limitations and/or modifications in the terms and conditions on which payroll deduction loans can be offered to pension beneficiaries and retirees of the INSS. See " Risk Factors—Payroll deduction loans are subject to changes in applicable laws and regulations and to the interpretation of such laws and regulations by Brazilian courts, as well as to changes in policies by public entities".

Loan Losses

An increase in the volume of our loans in default can result in reduced revenue from our lending operations, require us to make additional provisions for loan losses or to use such provisions to write-down loans, and adversely affect our financial condition and results of operations. We comply with Central Bank regulations regarding the write-off of overdue loans, which generally require that they be written off as a loss 360 days after they mature or otherwise become due.

Changes in Tax Regulation

Our results of operations are affected by changes to the tax regulations and regimes applicable to us and our clients. These changes include changes in tax rates and tax assessment criteria and the imposition of temporary taxes, the proceeds of which are generally earmarked for specific governmental purposes.

Volatility of the **Real** *Against the U.S. Dollar*

The depreciation or appreciation of the *real* may adversely affect our financial condition and results of operations since 16.9% of our assets and 17.4% of liabilities at March 31, 2007 were denominated in or indexed to foreign currency, primarily the U.S. dollar. Our exposure to foreign exchange rate fluctuations is reduced through the use of derivative instruments or through our policy of avoiding mismatches between our funding denominated in foreign currency (particularly the U.S. dollar) and foreign-linked investments, which serves as a natural hedge.

When the *real* depreciates, we generally suffer losses from our liabilities denominated in or indexed to foreign currencies, such as our short-term and long-term indebtedness denominated in U.S. dollars and other cross-border sources of funds, because our cost in *reais* to service this indebtedness increases. However, we also have gains derived from our assets denominated in or indexed to foreign currencies since the principal and interest income on these assets, when calculated in *reais*, increase as the *real* depreciates.

Conversely, when the *real* appreciates, we generally obtain gains from our liabilities denominated in or indexed to foreign currencies as our cost in *reais* of servicing these debts decreases. However, we also incur losses from our assets denominated in or indexed to foreign currencies because the principal and interest income on these assets, when calculated in *reais*, decrease.

In addition to impacting the value of our assets and liabilities indexed to or denominated in foreign currency, fluctuations of the *real* against other foreign currencies can, among other factors, increase or decrease demand by our clients for loans indexed to foreign currency and the percentage of non-recoverable loans.

Critical Accounting Policies

The following is a description of the principal accounting policies that currently affect our financial condition and results of operation and that require us to make judgments, estimates and assumptions affecting the reported amount of our assets and the liabilities and results of operations. Our financial statements include, for example, several estimates and assumptions related to our allowance for loan losses and the market value of securities and derivatives which we acquire or trade, among others. The adoption of these estimates and assumptions requires us to make judgments related to effects of matters that are inherently uncertain. A change in these estimates and assumptions may adversely affect our financial condition and results of operations. Note 3 to our consolidated financial statements at and for the three months ended March 31, 2007 and 2006, included in this offering memorandum, contains the critical accounting policies and methods used in the preparation of our financial statements.

Provision for Contingencies

We are currently party to tax, labor and civil proceedings arising from the normal course of our business. We classify as "probable," "possible," and "remote" the risk that such contingencies arising from these lawsuits will materialize into actual losses for us. We generally record provisions for these contingencies on our books when we classify the loss related to these claims as probable, except for fiscal contingencies, which are fully provisioned regardless of their risks. We do not constitute provisions for contingencies whose risk we consider possible or remote. We base our classifications of the probability of losses on those risks on the opinion of our external and internal legal counsel, taking into consideration the analysis of the possible outcomes of the claims and the strategies for challenging or entering into agreements in relation to such claims. Any change in the circumstances taken into account in the process of classification of our risk of loss in the lawsuits to which we are party may lead us to revise our provision for contingencies.

Loans and Allowance for Loan Losses

Our loans are classified by our officers according to their risks, which are determined based on the type and amount of the loan and the collateral received, the borrower's credit history, the spread to be charged and other specific and global risks of our loan portfolio. This classification is based on the requirements of CMN Resolution No. 2,682/99, which requires us to periodically analyze our loan portfolio and classify our loans within nine levels, from "AA" (minimum risk) to "H" (maximum risk—loss).

The table below sets forth the rating of our loans by risk levels and the balance of our allowance for loan losses at March 31, 2007:

	At March 31, 2007			
			Allowance for loan losses	
Risk Level	Credits	% of Total	Minimum required by Central Bank	Effective
	(in R$ millions, except as otherwise indicated)			
AA	2.5	0.1%	—	—
A	435.7	23.1%	2.0	2.0
B	1,350.8	71.5%	12.8	12.8
C	54.8	2.9%	3.4	3.4
D	6.8	0.4%	1.2	1.2
E	12.2	0.6%	4.0	4.0
F	5.6	0.3%	3.1	3.1
G	3.4	0.2%	2.5	2.5
H	16.2	0.9%	16.2	16.2
Total	**1,888.0**	**100.0%**	**45.2**	**45.2**

Any loans classified as level "H" (which requires a provision equal to the full amount of the loan) must be written off after being so classified for a period of six months. The write-off is taken against the existing provision, is recorded for up to five years in a memorandum account and is no longer included in our balance sheet. Any eventual revenue from loans allocated to the memorandum account is recognized only upon receipt. See "Regulation of the Brazilian Banking Industry—Other Regulations—Classification of Credit Transactions and Allowance for Loan Losses."

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our assets, such as securities and derivatives, at market value.

Market value is defined as the value at which a position could be closed or sold in the market. The market value of the majority of securities we hold is determined on the basis of the value of transactions conducted on a particular day or on the business day before the date in which the transaction closes. When information regarding such transactions is not available, we determine market value on the basis of various sources. For government securities, the market value is based on the information compiled by the National Association of Open Market Institutions (*Associação Nacional de Instituições de Mercado Aberto*), or ANDIMA. The market value of securities issued abroad is based on their daily average trading price. Finally, the market value of securities in investment funds is based on the price quoted by the fund manager.

To manage our interest rate and foreign exchange rate risk exposure, we enter into option, swap and other derivative contracts. The market value of these derivatives is based on the trading price of these instruments on the exchanges on which they are traded, especially on the BM&F.

Securities

In accordance with Central Bank Circular no. 3,068 of November 8, 2001, we record securities in our portfolio as follows:

- *Trading Securities*. We record the securities we acquire for trading in our balance sheet at their acquisition cost and add any adjustments resulting from mark-to-market accounting and earnings derived from such securities. These adjustments and earnings are also recognized as revenues or expenses, as the case may be, in our income statement.

- *Securities held to maturity.* We record the securities that we intend and have the financial capacity to hold through maturity in our balance sheet at their acquisition cost and add any earnings derived from such securities. These earnings are also recognized as revenues in our income statement. We do not make mark-to-market adjustments in connection with these securities.
- *Securities available for sale.* We record any securities not classified as securities for trading nor held to maturity in our balance sheet at their acquisition cost and mark them to market. We recognize the earnings from such securities as assets on our balance sheet and as revenue in our income statement. The mark-to-market adjustments are recorded net of taxes in a separate account of our shareholders' equity.

Derivatives

In accordance with Central Bank Circular No. 3082/02, we record options, future contracts and swaps as follows:

- *Options.* A premium received is classified as a liability until the option maturity, when it is then recognized as a reduction of the cost of the acquired financial instrument underlying the option or as income, in the event of non-exercise. A premium paid is classified as an asset until the option maturity, when it is then recognized as an increase in the cost of the acquired financial instrument underlying the option or as expense, in the event of non-exercise.
- *Future contracts.* The amount recorded in our balance sheet for our future contracts is adjusted on a daily basis at market value and the corresponding revenue or expense is recorded in our income statement.
- *Swaps.* The differential receivable or payable are recorded in our balance sheet and the corresponding revenue or expense, respectively, is recorded in our income statement on a pro rata basis.
- *Currency swaps.* The gains or losses on our currency swap agreements are recorded on our balance sheet and the corresponding revenue or expense, respectively, is recorded on our income statement.

Our derivative financial operations consist mainly of future market index contracts, future CDI contracts and future foreign exchange contracts traded on the BM&F.

Other Accounting Policies

Consolidation of the financial statements

In the preparation of our consolidated financial statements, intercompany balances and transactions with our direct and indirect subsidiaries and Daycoval FIDC have been excluded. We also adjust the financial statements of our indirect foreign subsidiary to Brazilian GAAP and translate any amounts indicated therein into *reais*.

The financial information related to Daycoval Fundo de Investimento em Direitos Creditórios, or Daycoval FIDC, has been consolidated into our financial statements. As part of this consolidation, we record the balance of our receivables portfolio previously transferred to Daycoval FIDC as "lending operations" and exclude the amounts represented by our subordinated quotas in Daycoval FIDC from our balance sheet. We also recognize that receivables portfolio, net of the amounts represented by Daycoval FIDC's subordinated quotas, as "borrowings and onlendings—domestic borrowings." In our income statements, we record any income from Daycoval FIDC, as well as any increase in the market value of our subordinated quotas (which are recognized in our individual financial statements as income under "securities transactions"), as "lending operations." Any amounts due to senior quotaholders of Daycoval FIDC are recorded as costs under "funding operations". For further information on Daycoval FIDC, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Funding—Borrowings and Onlendings."

Recognition of Results of Operations

Our results of operations are recognized on the accrual basis.

Pre-paid Expenses

At January 1, 2007, we began to recognize commissions paid to our banking correspondents as prepaid expenses on our balance sheet. We adopted this change in our accounting practice to improve control over the payments made in connection with these commissions. The corresponding expense for a commission payment is recognized over the life of the loan for which the commission was paid, concurrently and in proportion to the recognition of income from the corresponding loan payments. Commission payments are recorded as other administrative expenses on our income statements. Prior to January 1, 2007, we recognized commission payments as "other administrative expenses" at the date they were made.

Deferred Income and Social Contribution Taxes

Our income tax and social contribution are recorded under current or deferred liabilities.

Current income tax and social contribution are calculated based on our taxable income at the rates of 25% (15% plus an additional 10% for taxable income in excess of R$240,000) and 9%, respectively. Brazilian tax legislation allows us to offset tax losses from prior periods against the taxable income of the current period, with no time limitation, but only up to 30% of the taxable income of each fiscal year.

Deferred income tax and social contribution include the effects from the recognition of "temporary differences," which are composed mainly of provisions usually related to contingencies which are not deductible in the calculation of taxable income when recorded, but only at a later point in time when their financial realization occurs. When calculating our income tax, we recognize all recorded provisions as temporary differences.

PRINCIPAL COMPONENTS OF OUR INCOME STATEMENT

Main Sources of Revenues and Expenses

Our principal sources of revenues and expenses are:

- *Income from financial intermediation.* Consists of income from lending operations, securities transactions, derivatives and foreign exchange operations.
- *Expenses from financial intermediation.* Consists of expenses from funding operations (through time deposits, interbank deposits and money market fundings), borrowings and onlendings, and our allowance for loan losses.
- *Other operating income (expenses).* Consists primarily of (i) income from services provided, particularly fees charged in connection with new loans and opening of new accounts; (ii) personnel expenses; (iii) other administrative expenses; (iv) tax expenses; and (ii) other operating income and other operating expenses, including exchange rate variations on our debt issued in the international markets and monetary adjustments of contingencies.

Comparison of Results of Operations

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

The following table shows certain items derived from our income statements for the periods indicated:

Income statement

	For the three months ended March 31,				
	2006	% of total	2007	% of total	Variation (%)
	(in R$ millions, except percentages)				
Income from financial intermediation	80.6	100.0%	158.5	100.0%	96.7%
Expenses from financial intermediation	(48.4)	(60.0)%	(80.0)	50.5%	65.3%
Gross profit from financial intermediation	**32.2**	**40.0%**	**78.5**	**49.5%**	**143.8%**
Other operating (expenses) income	(6.2)	(7.7)%	(9.6)	(6.0)%	54.8%
Income from operations	**26.0**	**32.3%**	**68.9**	**43.5%**	**165.0%**
Income and social contribution taxes	(12.4)	(15.4)%	(24.9)	(15.7)%	100.8%
Deferred taxes	**—**	**—**	**19.3**	**12.1%**	**—**
Net income	**13.6**	**16.9%**	**63.3**	**39.9%**	**365.4%**

Income from financial intermediation

Our income from financial intermediation increased 96.7%, from R$80.6 million in the three months ended March 31, 2006 to R$158.5 million in the same period of 2007. The table below shows the composition of our income from financial intermediation for the periods indicated:

Income from financial intermediation

	For the three months ended March 31,				
	2006	% of income from financial intermediation	2007	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Lending operations	79.5	98.6%	127.4	80.4%	60.3%
Securities transactions	27.3	33.9%	46.0	29.0%	68.5%
Derivatives	(27.7)	(34.4)%	(17.3)	(10.9)%	(37.5)%
Foreign exchange operations	1.5	1.9%	2.3	1.4%	53.3%
Compulsory deposits	—	—	0.1	0.1%	—
Total	**80.6**	**100.0%**	**158.5**	**100.0%**	**96.7%**

Lending operations

The table below contains the composition of our income from lending operations for the periods indicated.

Lending operations

	For the three months ended March 31,				
	2006	% of the total	2007	% of the total	Variation (%)
	(in R$ millions, except percentages)				
Loans	66.3	83.4%	106.1	83.3%	60.0%
Discounted trade notes[1]	12.8	16.1%	17.8	14.0%	39.1%
Financing[2]	0.3	0.4%	3.2	2.5%	966.7%
Advances on foreign exchange contracts	0.1	0.1%	0.3	0.2%	200.0%
Total	**79.5**	**100.0%**	**127.4**	**100.0%**	**60.3%**

(1) Represents income from financial instruments acquired from our clients at a discount for collection.

(2) Represents income from our direct consumer credits.

Our income from lending operations increased 60.3%, from R$79.5 million in the three months ended March 31, 2006 to R$127.4 million in the same period of 2007. This increase was due to the 71.0% increase in the average balance of our outstanding loans, from R$982.5 million in the three months ended March 31, 2006 to R$1.680.1 million in the same period of 2007. The increase in the average balance of our outstanding loans was principally due to: (i) an increase of R$492.8 million in the average balance of working capital loans made to middle-market clients, and (ii) an increase of R$202.5 million in the average balance of individual loans, especially payroll deduction loans to employees of the public sector and pension beneficiaries and retirees of the INSS, and direct consumer credits (which we began to offer in July 2006 for vehicle financing). The effect of the increase in the average balance of our outstanding loans was partially offset by a decrease in the average interest rate we charged on our loans, from 8.1% in the three months ended March 31, 2006 to 7.6% for the same period of 2007. This decrease was principally caused by the reduction in the SELIC rate from 16.5% per year as of March 31, 2006 to 12.75% per year as of March 31, 2007.

Securities transactions

Our income from securities transactions increased 68.5%, from R$27.3 million in the three months ended March 31, 2006 to R$46.0 millions in the same period of 2007, mainly due to a 61.4% increase in the average balance of our federal government securities portfolio, from R$259.5 million in the three months ended March 31, 2006 to R$418.8 million in the same period of 2007.

Derivatives

Our expenses from derivatives decreased 37.5%, from R$27.7 million in the three months ended March 31, 2006 to R$17.3 million in the same period of 2007, mainly due to lower volatility of interest rates, foreign exchange and market risks for the three months ended March 31, 2007 compared to the same period of 2006.

Foreign exchange operations

Our income from foreign exchange operations increased 53.3%, from R$1.5 million in the three months ended March 31, 2006 to R$2.3 million in the same period of 2007, as a result of a 59.7% increase in the average balance of our foreign exchange transactions (as measured by the average net balance of positive and negative foreign exchange transactions), from R$28.3 million in the three months ended March 31, 2006 to R$45.2 million in the same period of 2007.

Expenses from financial intermediation

Our expenses from financial intermediation increased 65.3%, from R$48.4 million in the three months ended March 31, 2006 to R$80.0 million in the same period of 2007. The table provides the composition of our expenses from financial intermediation for the periods indicated:

Expenses from financial intermediation

	For the three months ended March 31,				
	2006	% of income from financial intermediation	2007	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Funding operations	(41.9)	(52.0)%	(63.4)	(40.0)%	51.3%
Borrowings and onlendings	(1.0)	(1.2)%	(8.4)	(5.3)%	740.0%
Allowance for loan losses	(5.5)	(6.8)%	(8.2)	(5.2)%	49.1%
Total	**(48.4)**	**(60.0)%**	**(80.0)**	**(50.5)%**	**65.3%**

Funding operations

The table below shows the composition of our expenses from funding operations for the periods indicated:

Funding operations

	For the three months ended March 31,				
	2006	% of the total	2007	% of the total	Variation (%)
	(in R$ millions, except percentages)				
Interbank deposits	(3.6)	8.7%	(2.9)	4.6%	(19.4)%
Time deposits	(31.3)	75.6%	(37.6)	59.3%	20.1%
Money-market funding	(2.9)	7.0%	(15.0)	23.7%	417.2%
Funds from acceptance and issuance of securities[1]	(3.6)	8.7%	(7.9)	12.5%	119.4%
Total	**(41.4)**	**100.0%**	**(63.4)**	**100.0%**	**53.1%**

(1) Expenses from the issuance of securities abroad do not include earnings from exchange rate variation applicable to these operations, which are recorded as other operating income.

Our expenses from funding operations increased 51.3%, from R$41.4 million in three months ended March 31, 2006 to R$63.4 million in the same period of 2007, mainly as a result of: (i) a 60.0% increase in the average balance of time deposits, from R$755.5 million in the three months ended March 31, 2006 to R$1,208.6 million in the same period of 2007; (ii) a 334.5% increase in the average balance of repurchase transactions, from R$125.1 million in the three months ended March 31, 2006 to R$543.6 million in the same period of 2007; and (iii) a 119.4% increase in expenses incurred for payment of interest on our notes and income tax applicable to our remittances abroad, from R$3.6 million in the three months ended March 31, 2006 to R$7.9 million in the same period of 2007, due to our issuance of US$120.0 million principal amount of notes in October 2006. This increase was partially offset by a decrease in the average interest rate we had to pay on our funding operations, from 3.2% for the three months ended March 31, 2006 to 2.1% for the same period of 2007, which in turn was caused by decreased SELIC rates.

Borrowings and onlendings

Our expenses from borrowings and onlendings increased 740.0%, from R$1.0 million in the three months ended March 31, 2006 to R$8.4 million in the same period of 2007, principally as a result of the payments made to the holders of Daycoval FIDC's senior quotas in the amount of R$7.0 million for the three months ended March 31, 2007. We did not incur in any expenses relating to Daycoval FIDC for the three months ended March 31, 2006 since Daycoval FIDC was created in September 2006.

Allowance for loan losses

Our allowance for loan losses increased 49.1%, from R$5.5 million in the three months ended March 31, 2006 to R$8.2 million in the same period of 2007, principally as a result of the increased average balance of outstanding loans for the three months ended March 31, 2007 compared to the same period of 2006, which required us to record additional allowances for loan losses, particularly for the new loans generated in the period, as determined by Central Bank's risk classification rules.

Gross profit from financial intermediation

As a result of the foregoing, our gross profit from financial intermediation increased 143.8%, from R$32.2 million in the three months ended March 31, 2006 to R$78.5 million in the same period of 2007.

Other operating income (expenses)

Our other operating income (expenses) varied from an expense of R$6.2 million in the three months ended March 31, 2006 to an expense of R$9.6 million in the same period of 2007. The following table shows the composition of our other operating income (expenses) for the periods indicated:

Other operating income (expenses)

	For the three months ended March 31,				
	2006	% of income from financial intermediation	2007	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Income from services provided	2.5	3.1%	3.3	2.1%	32.0%
Personnel expenses	(7.4)	(9.2)%	(10.8)	(6.8)%	45.9%
Other administrative expenses	(11.6)	(14.4)%	(10.6)	(6.7)%	(8.6)%
Tax expenses	(4.7)	(5.8)%	(6.1)	(3.8)%	29.8%
Other operating income	21.4	26.5%	19.6	12.4%	(8.4)%
Other operating expenses	(6.4)	(7.9)%	(5.0)	(3.2)%	(21.9)%
Total	**(6.2)**	**(7.7)%**	**(9.6)**	**(6.0)%**	**54.8%**

Income from services provided

Our income from services provided increased 32.0%, from R$2.5 million in the three months ended March 31, 2006 to R$3.3 million in the same period of 2007, principally due to the increase in the average balance of our outstanding loans.

Personnel expenses

Our personnel expenses increased 45.9%, from R$7.4 million in the three months ended March 31, 2006 to R$10.8 million in the same period of 2007, mainly as a result of a 40.6% increase in the number of our employees, from 293 at March 31, 2006 to 412 at March 31, 2007. Th s increase was due to the growth of our operations in 2006, which required us to hire specialized professionals for our commercial, information technology and administrative staffs.

Other administrative expenses

Our other administrative expenses decreased 8.6%, from R$11.6 million in the three months ended March 31, 2006 to R$10.6 million in the same period of 2007, mainly as a result of changes in the accounting treatment of commission paid to our banking correspondents. Since January 1, 2007, these payments have been recognized as expenses as income is recognized from the corresponding loan agreements over the term of those agreements. Previously, commissions paid were fully recognized as expenses at the moment they were made. Accordingly, our other administrative expenses for three months ended 2007 or for future periods are not fully comparable with the other administrative expenses we recognized prior to 2007.

Tax expenses

Our tax expenses increased 29.8%, from R$4.7 million in the three months ended March 31, 2006 to R$6.1 million in the same period of 2007, mainly due to the increase in our taxable income.

Other operating income

Our other operating income decreased 8.4%, from R$21.4 million in the three months ended March 31, 2006 to R$19.6 million in the same period of 2007. This decrease was mainly due to the lower appreciation of 4.1% of the *real* against the U.S. dollar in the three months ended March 31, 2007 compared to an appreciation of 7.7% in the same period of 2006. For the three months ended March 31, 2007, we recorded exchange rate variation gains of R$16.2 million from our securities issued abroad, compared to R$19.9 million in the same period of 2006.

Other operating expenses

Our other operating expenses decreased 21.9%, from R$6.4 million in the three months ended March 31, 2006 to R$5.0 million in the same period of 2007, mainly as a result to the lower appreciation of the *real* against U.S. dollar in the three months ended March 31, 2007 compared to the same period in 2006, which decreased the exchange variation losses from our assets denominated in U.S. Dollars owned by our indirect foreign subsidiary Treetop Investments Ltd.

Income from operations

As a result of the foregoing, our income from operations increased 165.0%, from R$26.0 million in the three months ended March 31, 2006 to R$68.9 million in the same period of 2007.

Income and social contribution taxes

Our income and social contribution taxes decreased from R$12.4 million for the three months ended March 31, 2006 to R$5.6 million for the same period of 2007, mainly due to the use of deferred tax credits of R$19.3 million resulting from temporary differences recognized in the three months ended March 31, 2007. We started to recognize this type of credit only in 2007 and did not use any tax credits for the three months ended March 31, 2006. Accordingly, our income and social contribution taxes for the three months ended March 31, 2007 or for any future periods are not fully comparable with the income and social contribution taxes we recorded before 2007.

For further discussion of our deferred tax credits, see note 16 to our consolidated financial statements.

Net income

As a result of the foregoing, our net income increased 365.4%, from R$13.6 million in the three months ended March 31, 2006 to R$63.3 million in the same period of 2007.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2006

The following table shows certain items derived from our income statements for the years indicated:

Income statement

	For the years ended December 31,				
	2005	% of income from financial intermediation	2006	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Income from financial intermediation	316.7	100.0%	476.4	100.0%	50.4%
Expenses from financial intermediation	(157.5)	(49.7%)	(246.5)	(51.7)%	56.5%
Gross profit from financial intermediation	**159.2**	**50.3%**	**229.9**	**48.3%**	**44.4%**
Other operating (expenses) income	(61.7)	(19.5)%	(106.0)	(22.3)%	71.8%
Income from operations	**97.5**	**30.8%**	**123.9**	**26.0%**	**27.1%**
Non-operating income	(0.2)	(0.1)%			(100.0)%
Income and social contribution taxes	(15.8)	(5.0)%	(38.8)	(8.1)%	145.6%
Net income	**81.5**	**25.7%**	**85.1**	**17.9%**	**4.4%**

Income from financial intermediation

Our income from financial intermediation increased 50.4%, from R$316.7 million in 2005 to R$476.4 million in 2006. The table below shows the composition of our income from financial intermediation for the years indicated.

Income from financial intermediation

	For the years ended December 31,				
	2005	% of total	2006	% of total	Variation (%)
	(in R$ millions, except percentages)				
Lending operations	263.2	83.1%	380.1	79.8%	44.4%
Securities transactions	84.5	26.7%	110.7	23.2%	31.0%
Derivatives	(36.6)	(11.6)%	(26.6)	(5.6)%	(27.3)%
Foreign exchange operations	5.6	1.8%	12.2	2.6%	117.9%
Total	**316.7**	**100.0%**	**476.4**	**100.0%**	**50.4%**

Lending operations

The table below contains the composition of our income from lending operations for the years indicated.

Lending Operations

	For the years ended December 31,				
	2005	% of total	2006	% of total	Variation (%)
	(in R$ millions, except percentages)				
Loans	202.7	77.0%	320.6	84.3%	58.2%
Discounted trade notes[(1)]	58.3	22.2%	55.2	14.5%	(5.3)%
Financing[(2)]	0.9	0.3%	1.5	0.5%	66.7%
Advances on foreign exchange contracts	1.3	0.5%	2.8	0.7%	115.4%
Total	263.2	100.0%	380.1	100.0%	44.4%

(1) Represents income from financial instruments acquired from our clients at a discount for collection.

(2) Represents income from our direct consumer credits.

Our income from lending operations increased 44.4%, from R$263.2 million in 2005 to R$380.1 million in 2006. This increase was due to a 60.6% increase in the average balance of our outstanding loans, from R$750.5 million in 2005 to R$1,205.2 million in 2006. The increase in the average balance of our outstanding loans was principally due to: (i) an increase of R$358.6 million in the average balance of working capital loans to middle-market clients, and (ii) an increase of R$129.3 million in the average balance of individual loans, especially payroll deduction loans to employees of the public sector and pension beneficiaries and retirees of the INSS, and direct consumer credits (which started to be offered in July 2006 for vehicle financing). The effect of the increase in the average balance of our outstanding loans was partially offset by a decrease in the average interest rate we charged on our loans, from 35.1% in 2005 to 31.5% in 2006. This decrease was principally caused by the reduction in the SELIC rate from 18.0% per year as of December 31, 2005 to 13.25% per year as of December 31, 2006.

Securities transactions

Our income from securities transactions increased 31.0%, from R$84.5 million in 2005 to R$110.7 million in 2006, mainly due to a 7.5% increase in the average balance of our securities operations, from R$372.6 million in 2005 to R$400.5 million in 2006. This increase included (i) a 7.1% increase in the average balance of federal government securities; (ii) a 81.8% increase in the average balance of quotas issued by investment funds managed by third parties; and (iii) a 22.9% increase in the average balance of investments in securities issued abroad by other banks and by the Brazilian government.

Derivatives

Our expenses from derivatives decreased 27.3%, from R$36.6 million in 2005 to R$26.6 million in 2006, mainly due to a variation in our net gains on swap transactions, from net losses of R$11.7 million in 2005 to net gains of R$14.3 million in 2006.

Foreign exchange operations

Our income from foreign exchange operations increased 117.9%, from R$5.6 million in 2005 to R$12.2 million in 2006, mainly due to the increase of 338.5% in the average balance of our foreign trade transactions (as measured by the net average balance of positive and negative foreign exchange operations), from R$10.9 million in 2005 to R$47.8 million in 2006.

Expenses from financial intermediation

Our expenses from financial intermediation increased 56.5%, from R$157.5 million in 2005 to R$246.5 million in 2006. The table below provides the composition of our expenses from financial intermediation for the years indicated:

Expenses from financial intermediation

	For the years ended December 31,				
	2005	% of income from financial intermediation	2006	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Funding operations	(133.6)	(42.2)%	(199.1)	(41.7)%	49.0%
Borrowings and onlendings	(7.4)	(2.3)%	(11.8)	(2.5)%	59.5%
Allowance for loan losses	(16.5)	(5.2)%	(35.6)	(7.5)%	115.8%
Total	**(157.5)**	**(49.7)%**	**(246.5)**	**(51.7)%**	**56.5%**

Funding operations

The table below shows the composition of our expenses from funding operations for the years indicated:

Funding operations

	For the years ended December 31,				
	2005	% of the total	2006	% of the total	Variation (%)
	(in R$ millions, except percentages)				
Interbank deposits	(9.1)	6.8%	(11.8)	5.9%	29.7%
Time deposits	(105.8)	79.2%	(139.1)	69.9%	31.5%
Money-market funding	(5.7)	4.3%	(29.2)	14.7%	412.3%
Funds from acceptance and issuance of securities[1]	(13.0)	9.7%	(19.0)	9.5%	46.2%
Total	**(133.6)**	**100.0%**	**(199.1)**	**100.0%**	**49.0%**

[1] Expenses from the issuance of securities abroad do not include earnings from exchange rate variation applicable to these operations, which are recorded as other operating income.

Our expenses from funding operations increased 49.0%, from R$133.6 million in 2005 to R$199.1 million in 2006, mainly as a result of: (i) a 63.8% increase in the average balance of time deposits, from R$585.0 million in 2005 to R$958.5 million in 2006; (ii) a 150.5% increase in the average balance of repurchase transactions, from R$203.4 million in 2005 to R$509.6 million in the 2006; and (iii) a 46.2% increase in expenses incurred for payment of interest on our notes and income tax applicable to the remittances abroad, from R$13.0 million in 2005 to R$19.0 million in 2006, due to the issuance of a US$65.0 million in principal amount of notes in December 2005. This increase was partially offset by a decrease in the average interest rate we had to pay on our funding operations, from 14.4% in 2005 to 12.6% in 2006, which in turn was caused by the decreased SELIC rates.

Borrowings and onlendings

Our expenses from borrowings and onlendings increased 59.5%, from R$7.4 million in 2005 to R$11.8 million in 2006, mainly as a result of an increase in the expenses we incurred in connection with our credit facilities executed with other financial institutions outside Brazil to finance our clients' import and export transactions, from R$7.4 million in 2005 to R$9.6 million in 2006, coupled the payments we made to the holders of Daycoval FIDC's senior quotas in the amount of R$2.2 million in 2006. We did not incur any expenses in connection with Daycoval FIDC in 2005.

Allowance for loan losses

Our allowance for loan losses increased 115.8%, from R$16.5 million in 2005 to R$35.6 million in 2006, principally as a result of the increased average balance of our outstanding loans.

Gross profit from financial intermediation

As a result of the foregoing, our gross profit from financial intermediation increased 44.4%, from R$159.2 million in 2005 to R$229.9 million in 2006.

Other operating income (expenses)

Our other operating income (expenses) varied from an expense of R$61.7 million in 2005 to an expense of R$106.0 million in 2006. The following table shows the composition of our other operating income (expenses) for the years indicated:

Other operating income (expenses)

	For the years ended December 31,				
	2005	% of income from financial intermediation	2006	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Income from services provided	8.4	2.6%	11.7	2.5%	39.3%
Personnel expenses	(28.5)	(9.0)%	(35.4)	(7.5)%	24.2%
Other administrative expenses	(40.6)	(12.8)%	(71.9)	(15.1)%	77.1%
Tax expenses	(10.9)	(3.4)%	(16.7)	(3.5)%	53.2%
Other operating income	26.4	8.3%	31.0	6.5%	17.4%
Other operating expenses	(16.5)	(5.2)%	(24.7)	(5.2)%	49.7%
Total	**(61.7)**	**(19.5)%**	**(106.0)**	**(22.3)%**	**71.8%**

Income from services provided

Our income from services provided increased 41.0%, from R$8.4 million in 2005 to R$11.7 million in 2006, principally due to the increase in the average balance of our outstanding loans.

Personnel expenses

Our personnel expenses increased 24.2%, from R$28.5 million in 2005 to R$35.4 million in 2006, as a result of a 35.3% increase in the number of our employees, from 266 at December 31, 2005 to 360 on December 31, 2006. This increase was due to the growth of our operations in 2006, which required us to hire specialized professionals for our commercial, information technology and administrative staffs throughout that year.

Other administrative expenses

Our other administrative expenses increased 77.1%, from R$40.6 million in 2005 to R$71.9 million in 2006, mainly due to the increase in the average balance of our outstanding loans, which in turn increased the amount of commission we paid to our banking correspondents.

Tax expenses

Our tax expenses increased 53.2%, from R$10.9 million in 2005 to R$16.7 million in 2006, mainly due to the increase in our taxable income.

Other operating income

Our other operating income increased 17.4%, from R$26.4 million in 2005 to R$31.0 million in 2006. This increase was mainly due to the growth of the principal amount of our securities issued abroad denominated in U.S. dollars, from R$252.9 million in 2005 to R$398.4 million in 2006, but it was substantially offset by the lower appreciation of 8.7% of the *real* against the U.S. dollar in 2006 compared to appreciation of 11.8% in 2005. In 2006, we recorded exchange rate variation gains of R$22.9 million from our U.S. dollar denominated securities, compared to R$18.4 million in 2005.

Other operating expenses

Our other operating expenses increased 49.7%, from R$16.5 million in 2005 to R$24.7 million in 2006, as a result of (i) payments made to CVM under an administrative procedure, which generated expenses of R$3.0 million in 2006, and (ii) the monetary adjustment of our tax contingencies, which generated an expense of R$2.1 million in 2006.

Income from operations

As a result of the foregoing, our income from operations increased 27.1%, from R$97.5 million in 2005 to R$123.9 million in 2006.

Income and social contribution taxes

Our income and social contribution taxes increased 145.6%, from R$15.8 million in 2005 to R$38.8 million in 2006, mainly as a result of our increased taxable income in 2006.

Net income

As a result of the foregoing, our net income increased 4.4%, from R$81.5 million in 2005 to R$85.1 million in 2006.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

The following table shows certain items derived from our income statements for the years indicated:

Income Statement

	For the years ended December 31,				
	2004	% of income from financial intermediation	2005	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Income from financial intermediation	245.1	100.0%	316.7	100.0%	29.2%
Expenses from financial intermediation	(111.3)	(45.4)%	(157.5)	(49.7)%	41.5%
Gross profit from financial intermediation	**133.8**	**54.6%**	**159.2**	**50.3%**	**19.0%**
Other operating income (expenses)	(46.4)	(18.9)%	(61.7)	(19.5)%	33.0%
Income from operations	**87.4**	**35.7%**	**97.5**	**30.8%**	**11.6%**
Non-operating income	(0.1)	(0.1)%	(0.2)	(0.1)%	100.0%
Income before income and social contribution taxes on income	**87.3**	**35.6%**	**97.3**	**30.7%**	**11.5%**
Income and social contribution taxes	(17.2)	(7.0)%	(15.8)	(5.0)%	(8.1)%
Net income	**70.1**	**28.6%**	**81.5**	**25.7%**	**16.3%**

Income from financial intermediation

Our income from financial intermediation increased 29.2%, from R$245.1 million in 2004 to R$316.7 million in 2005. The table below shows the composition of our income from financial intermediation for the years indicated:

Income from financial intermediation

	For the years ended December 31,				
	2004	% of total	2005	% of total	Variation (%)
	(in R$ millions, except percentages)				
Lending operations	185.1	75.5%	263.2	83.1%	42.2%
Securities transactions	59.7	24.4%	84.5	26.7%	41.5%
Derivatives	(2.6)	(1.1)%	(36.6)	(11.6)%	1,307.7%
Foreign exchange operations	2.9	1.2%	5.6	1.8%	93.1%
Total	**245.1**	**100.0%**	**316.7**	**100.0%**	**29.2%**

Lending operations

The table below contains the composition of our income from lending operations for the years indicated:

Lending operations

	For the years ended December 31,				
	2004	% of the total	2005	% of the total	Variation (%)
	(in R$ millions, except percentages)				
Loans	131.5	71.0%	202.7	77.0%	54.1%
Discounted trade notes[1]	52.0	28.1%	58.3	22.2%	12.1%
Financing[2]	1.6	(0.9)%	0.9	0.3%	(43.8)%
Advances on foreign exchange contracts	—	—	1.3	0.5%	100.0%
Total	**185.1**	**100.0%**	**263.2**	**100.0%**	**42.2%**

(1) Represents income from financial instruments acquired from our clients at discount for collection.

(2) Represents income from our direct consumer credits.

Our income from lending operations increased 42.2%, from R$185.1 million in 2004 to R$263.2 million in 2005. This increase was principally due to the 50.5% increase in the average balance of our outstanding loans, which grew from R$651.7 million in 2004 to R$980.9 million in 2005. The increase in the average balance of our outstanding loans was principally due to: (i) an increase of R$193.8 million in the average balance of working capital loans made to middle-market clients, and (ii) an increase of R$26.0 million in the average balance of individual loans, especially payroll deduction loans to employees of the public sector and pension beneficiaries and retirees of the INSS, and direct consumer credits (which started to be offered in July 2006 for vehicle financing). To a lesser extent, our income from lending operations also increased as a result of higher average interest rate we charged on our loans, which increased from 34.6% in 2004 to 35.1% in 2005.

Securities transactions

Our income from securities operations increased 41.5%, from R$59.7 million in 2004 to R$84.5 million in 2005, mainly as a result of the sale of R$48.1 million of securities in our portfolio, particularly federal government securities indexed to the SELIC rate and other securities with fixed rates, due to what we believed to be favorable market opportunities. The effect of these sales was partially offset by the decrease in the balance of our securities portfolio from R$355.9 million in 2004 to R$313.1 million in 2005.

Derivatives

Our expenses from derivatives increased from R$2.6 million in 2004 to R$36.6 million in 2005, mainly due to higher volatility of interest rates, foreign exchange and market risks in 2005 compared to 2004.

Foreign exchange operations

Our income from foreign exchange operations increased 93.1%, from R$2.9 million in 2004 to R$5.6 million in 2005, as a result of our strategy to increase our foreign exchange operations by offering diversified foreign trade financing products such as foreign exchange contracts (ACC), advances on exchange delivered (ACE) and export prepayment transactions. The average balance of our foreign trade transactions (as measured by the average net balance of positive and negative foreign exchange operations) increased 279.3%, from R$2.9 million in 2004 to R$11.0 million in 2005.

Expenses from financial intermediation

Our expenses from financial intermediation increased 41.5%, from R$111.3 million in 2004 to R$157.5 million in 2005. The table below shows the composition of our expenses from financial intermediation for the years indicated:

Expenses from financial intermediation

	For the years ended December 31,				
	2004	% of income from financial intermediation	2005	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Funding operations	(96.5)	(39.4)%	(133.6)	(42.2)%	38.4%
Borrowings and onlendings	0.4	0.2%	(7.4)	(2.3)%	(1,950.0)%
Allowance for loan losses	(15.2)	(6.2)%	(16.5)	(5.2)%	8.6%
Total	**(111.3)**	**(45.4)%**	**(157.5)**	**(49.7)%**	**41.5%**

Funding operations

The table below shows the composition of our expenses from funding operations for the years indicated:

Funding operations

	For the years ended December 31,				
	2004	% of the total	2005	% of the total	Variation (%)
	(in R$ millions, except percentages)				
Interbank deposits	(8.9)	9.2%	(9.1)	6.8%	2.2%
Time deposits	(82.8)	85.8%	(105.8)	79.2%	27.8%
Money-market funding	(3.8)	3.9%	(5.7)	4.3%	50.0%
Funds from acceptance and issuance of securities(1)	(1.0)	1.1%	(13.0)	9.7%	1,200.0%
Total funding	**(96.5)**	**100.0%**	**(133.6)**	**100.0%**	**38.4%**

(1) Expenses from the issuance of securities abroad do not include earnings from exchange rate variation applicable to these operations, which are recorded as other operating income.

Our expenses from funding operations increased 38.4%, from R$96.5 million in 2004 to R$133.6 million in 2005, principally as a result of: (i) an 12.2% increase in the average balance of time deposits, from R$521.6 million in 2004 to R$585.0 million in 2005; and (ii) an increase in expenses incurred with the payment of interest on our notes and income tax applicable to the remittances abroad from R$1.0 million in 2004 to R$13.0 million in 2005, as a result of the issuance of US$45 million in principal amount of notes in December 2004. The increase in our expenses from funding operations was also caused by an increase in the average interest rate we had to pay on our funding operations, from 12.7% in 2004 to 14.4% in 2005, which in turn was caused by our strategy of increasing the balance of our longer-term deposits by offering higher returns on these deposits.

Borrowings and onlendings

Our expenses from borrowings and onlendings increased from R$0.4 million in 2004 to R$7.4 million in 2005. Due to the accounting reclassification that took place in 2005, exchange variation losses that were previously recorded as other operating expenses started to be recognized as expenses from borrowings and onlendings. In 2005, these exchange variation losses amounted to R$6.5 million.

Allowance for loan losses

Our allowance for loan losses increased 8.6%, from R$15.2 million in 2004 to R$16.5 million in 2005, principally as a result of the increased average balance of lending operations.

Gross profit from financial intermediation

As a result of the foregoing, our gross profit from financial intermediation increased 19.0%, from R$133.8 million in 2004 to R$159.2 million in 2005.

Other operating income (expenses)

Other operating income (expenses) varied from an expense of R$46.4 million in 2004 to an expense of R$61.7 million in 2005. The table below shows the composition of our other operating income (expenses) for the years indicated:

Other operating income (expenses)

	For the years ended December 31,				
	2004	% of income from financial intermediation	2005	% of income from financial intermediation	Variation (%)
	(in R$ millions, except percentages)				
Income from services provided	6.6	2.7%	8.4	2.6%	27.3%
Personnel expenses	(19.6)	(8.0)%	(28.5)	(9.0)%	45.4%
Other administrative expenses	(23.1)	(9.4)%	(40.6)	(12.8)%	75.8%
Tax expenses	(7.8)	(3.2)%	(10.9)	(3.4)%	39.7%
Other operating income	9.0	3.7%	26.4	8.3%	193.3%
Other operating expenses	(11.5)	(4.7)%	(16.5)	(5.2)%	43.5%
Total	**(46.4)**	**(18.9)%**	**(61.7)**	**(19.5)%**	**33.0%**

Income from services provided

Our income from services provided increased 27.3%, from R$6.6 million in 2004 to R$8.4 million in 2005, principally due to the increase in the average balance of our outstanding loans.

Personnel expenses

Our personnel expenses increased 45.4%, from R$19.6 million in 2004 to R$28.5 million in 2005, mainly as a result of a 22.0% increase in the number of our employees, particularly qualified professionals, from 218 on December 31, 2004 to 266 on December 31, 2005.

Other administrative expenses

Our other administrative expenses increased 75.8%, from R$23.1 million in 2004 to R$40.6 million in 2005, mainly as a result of the increase in the total amount of commissions we paid to our banking correspondents.

Tax expenses

Our tax expenses increased 39.7%, from R$7.8 million in 2004 to R$10.9 million in 2005, mainly due to the increase in our taxable income, which is the tax base used for the calculation of the PIS and Cofins.

Other operating income

Our other operating income increased 193.3%, from R$9.0 million in the 2004 to R$26.4 million in 2005. This increase was mainly due to the appreciation of 11.8% of the *real* against the U.S. dollar in 2005 compared to an appreciation of 8.1% in 2004. In 2005, we recorded exchange rate variation gains of R$18.4 million of our U.S. denominated securities, compared to R$4.2 million in 2004.

Other operating expenses

Our other operating expenses increased 43.5%, from R$11.5 million in 2004 to R$16.5 million in 2005, mainly as a result of the monetary adjustment of tax contingencies, which generated an expense of R$9.0 million in 2005, compared to R$5.9 million in 2004.

Income from operations

As a result of the foregoing, our income from operations increased 11.5%, from R$87.3 million in 2004 to R$97.3 million in 2005.

Income and social contribution taxes

Our income and social contribution taxes decreased 8.1%, from R$17.2 million in 2004 to R$15.8 million in 2005, mainly as a result of certain expenses that we used to reduce our total tax basis in 2005 that were not used to reduce our tax basis in the previous year.

Net income

As a result of the foregoing, our net income increased 16.3%, from R$70.1 million in 2004 to R$81.5 million in 2005.

Liquidity and Capital Resources

Liquidity

Our asset and liability management policy is designed to ensure that our capital position is adequate for our risk profile and consistent with applicable regulatory standards and guidelines. In particular, our policy is designed to avoid material mismatches between our assets and liabilities, optimize our risk-return ratio and ensure that we have sufficient liquidity to meet obligations for deposit withdrawals, repay other liabilities at maturity, make loans or enter into other transactions with our customers and meet our working capital needs.

We seek to maintain access to diversified funding sources at reasonable costs, within the framework of our asset and liability management policy, which establishes limits with respect to risks, interest rate sensitivity, funding gaps and limitations of asset concentration.

We review the main aspects of our asset and liability management, as well as our liquidity and capital resources, in regular monthly meetings of our committees. These committees review and evaluate our liquidity position to establish a minimum liquidity level and, when necessary, hold extraordinary meetings to review and evaluate our liquidity position as a result of macroeconomic changes.

To avoid a liquidity crisis, we monitor our investments on a daily basis to seek to maintain at least 30.0% of our deposits in cash and cash equivalents. We also generally maintain the average term of our total funding higher than the average term of our loan portfolio. In order to deal with an unanticipated need for substantial liquidity, we have prepared a contingency plan consisting of the use of additional funds from our current facilities and the reduction of our total loan portfolio, including through the interruption of our lending operations. In addition, we and other financial institutions in Brazil have unused pre-approved credit lines with the Central Bank, which are limited to the amount of government-issued securities we hold. Since our creation, we have never used these credit lines.

Our treasury department is responsible for managing our liquidity and funding sources, including trading securities denominated in *reais* and in foreign currency. Our treasury department maintains what we believe is a proper balance between scheduled maturities and diversification of funding sources. With our current level of capital resources and capacity to access additional funding, we believe that our overall liquidity is sufficient to meet our existing obligations to our customers and creditors, satisfy anticipated changes in our asset and liability levels and fulfill our ordinary course working capital needs.

Sources of Funding

The following table shows the composition of our funding at the dates indicated:

	At December 31,						At March 31,	
	2004		2005		2006		2007	
	(in R$ millions, except percentages)							
Demand deposits	34.8	4.5%	60.6	3.6%	104.8	4.3%	137.3	5.2%
Interbank deposits	45.4	5.9%	105.5	6.4%	95.4	3.9%	115.1	4.4%
Time deposits	443.6	57.5%	763.5	46.0%	1,147.9	47.0%	1,289.6	49.0%
Other deposits	—	—	—	—	0.4	—	—	—
Money market instruments	17.1	2.2%	435.7	26.2%	572.4	23.5%	575.0	21.9%
Funds from acceptance and issuance of securities	107.9	14.0%	252.8	15.2%	398.5	16.3%	390.2	14.8%
Borrowings and onlendings	122.1	15.9%	43.3	2.6%	121.2	5.0%	123.9	4.7%
Total funds	**770.9**	**100.0%**	**1,661.4**	**100.00%**	**2,440.6**	**100.00%**	**2.631,1**	**100.0%**

We believe that our current sources of funding provides us with adequate resources for our lending operations. As a result of our increased capital base after completion of this offering, we expect to improve our credit ratings, which we believe will allow us to diversify and extend the maturity of our funding sources while reducing their costs, including through new debt issuances in the international markets. In addition, we expect that the decrease in our funding costs and the extension of our funding maturity will enhance our ability to extend credit to our clients on competitive terms.

Interbank deposits

We receive interbank loans from Brazilian financial institutions in open market operations. Our balance of interbank deposits increased 20.6%, from R$95.4 million at December 31, 2006 to R$115.1 million at March 31, 2007, in line with the expansion of our operating activities and mainly through the execution of new credit facilities.

Time deposits

A significant portion of our funding are in the form of time deposits. Usually, these deposits result from the sale of Bank Deposit Certificates (*Certificados de Depósitos Bancários*), or CDBs, to Brazilian companies, pension funds and individuals. Most of our CDBs bear an interest rate equivalent to the CDI plus a spread. Usually, CDBs have a lower average cost and longer average maturity than our assets. Our balance of time deposits increased from R$1,147.9 million at December 31, 2006 to R$1,289.6 million at March 31, 2007. This increase was mainly due to the expansion of our operating activities and the increase of our deposit client portfolio from 586 clients at December 31, 2006 to 614 clients at March 31, 2007.

The table below shows the composition of our CDB and CDI portfolios by maturity at the dates indicated.

	At December 31,			At March 31,
	2004	2005	2006	2007
	(in R$ millions)			
Up to 90 days	231.7	514.1	686.6	730.2
From 91 to 360 days	142.4	171.5	230.0	335.7
Over 360 days	114.9	183.4	326.7	338.8
Total	489.0	869.0	1,243.3	1,404.7

The table below shows the concentration of our CDB and CDI portfolios by depositors:

	At December 31,			At March 31,
	2004	2005	2006	2007
Largest depositor	6.6%	4.2%	4.3%	3.4%
10 largest depositors	36.3%	29.2%	24.7%	25.5%
20 largest depositors	48.7%	42.7%	37.0%	36.9%
50 largest depositors	71.2%	65.1%	57.5%	57.6%
100 largest depositors	89.3%	82.7%	77.7%	77.2%
Total number of depositors	**322**	**424**	**586**	**614**

Money Market Funding

We manage our liquidity position by performing overnight operations with other financial institutions, generally for a one-business-day term, backed up by federal treasury bonds and buy-back commitments. These operations represent an important instrument in the management of our treasury operations. At December 31, 2006 and March 31, 2007, our own portfolio of money market funding transactions totaled R$572.4 million and R$575.0 million, respectively.

Funds from acceptance and issuance of securities

These funds include debt issued in the international markets and decreased from R$398.5 million as of December 31, 2006 to R$390.2 million as of March 31, 2007, principally as a result of the appreciation of *real* against the U.S. dollar of 4.1% in the three months ended March 31, 2007. On December 14, 2005, we issued US$65.0 million in aggregate principal amount of notes due December 14, 2007, with a coupon of 6.875% per annum and an outstanding balance of R$136.4 million at March 31, 2007. At October 30, 2006, we issued US$120.0 million notes due October 30, 2009, with a coupon of 7.75% per annum and an outstanding balance of R$255.3 million at March 31, 2007.

Borrowings and onlendings

A portion of our funding from borrowings and onlendings consists of the amounts received from Daycoval FIDC, which was created in 2006 to securitize part of our loan portfolio. The capital stock of Daycoval FIDC consists of 80.0% senior quotas owned by third-party investors and 20.0% subordinated quotas owned by us. As part of our funding strategy, we transfer to Daycoval FIDC our receivables against receipt of cash advances. Daycoval FIDC collects these receivables and pays to its senior quota holders, on an annual basis, interest at 106.0% of the CDI. As the holder of the subordinated quotas, we are liable for any losses suffered by Daycoval FIDC up to the total value of our quotas and are entitled to receive any surplus after payments are made to the senior quotaholders. At March 31, 2007, the outstanding balance of receivables transferred to the FIDC was R$106.0 million, compared to R$56.3 million at December 31, 2006. Daycoval FIDC is managed by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., or Intrag, and its quotas are held in book-entry form with Banco Itaú S.A. Intrag is not a party related to us. When FIDC was created, it was rated brAAA+ by Standard & Poors.

In addition to funds from Daycoval FIDC, funds from borrowings and onlendings also include resources from credit facilities executed with other financial institutions located outside Brazil to finance the import and export operations of our clients. At March 31, 2007, the outstanding balance of these facilities was R$59.3 million, compared to R$101.4 million at December 31, 2006.

Use of Funds

We mainly use our funds to carry out our lending operations and acquire interbank financial investments. We also use a substantial portion of our funding to acquire securities, including federal government securities issued by the National Treasury and by the Central Bank, which have lower risk and, consequently, higher liquidity.

The following table presents our main uses of funds at the dates indicated.

	At December 31,						At March 31,	
	2004	% of total assets	2005	% of total assets	2006	% of total assets	2007	% of the Total[(1)]
	(in R$ millions, except percentages)							
Total assets	1,213.0		2,166.8		3,088.0		3,363.9	
Cash	3.1	0.3%	18.4	0.8%	34.0	1.1%	39.9	1.2%
Interbank instruments	138.6	11.4%	784.2	36.2%	854.6	27.7%	843.7	25.1%
Securities and derivatives	386.3	31.8%	356.9	16.5%	525.3	17.0%	494.9	14.7%
Loan portfolio	651.7	53.7%	980.9	45.3%	1.639.2	53.1%	1.888.0	56.1%
Foreign exchange portfolio	15.3	1.3%	21.7	1.0%	66.6	2.1%	61.5	1.8%
Total use of funds	**1,195.0**	**98.5%**	**2.162.1**	**99.8%**	**3.119.7**	**101.0%**	**3.328.0**	**98.9%**

Compulsory Deposits with the Central Bank

The Central Bank requires that certain financial institutions either deposit a determined amount of funds with the Central Bank or purchase and hold Brazilian federal treasury securities. These compulsory deposits can be used only for limited purposes. The Central Bank determines the interest to be paid on these deposits, if any.

Investments

From 2004 to 2006, we have made substantial investments in our information technology system and facilities. Our investments in information technology relate mainly to updating and maintaining information technology equipment and systems in accordance with the industry trends. In 2005, we moved our head office to a new building located at Avenida Paulista in order to accommodate our expected growth. Our investments in 2004, 2005 and 2006 totaled R$2.0 million, R$12.0 million and R$4.0 million, respectively. In 2007, we expect to make investments of approximately R$5.0 million, mainly in information technology systems and improvements in our facilities. However, we cannot guarantee that these investments will be carried out and, if so, that the amounts actually invested will not be greater or less than the estimated amounts.

Capital Adequacy

We must comply with the capital requirements established by the Central Bank, which reflect the directives of the Basel Agreement with certain modifications. Central Bank regulations require that banks maintain a minimum capital level of 11% of risk-weighted assets. This percentage is higher than the 8.0% established in the Basel Agreement. The capital requirements are calculated on a consolidated basis.

The following table presents our capital positions in relation to our total of risk-weighted assets, as well as the minimal capital requirements by the Central Bank, on the dates presented.

	At December 31,			At March 31
	2004	2005	2006	2007
	(in R$ millions, except percentages)			
Risk weighting factor				
Low risk (20%)	1.7	1.5	7.4	2.9
Low risk (50%)	12.3	23.6	62.1	70.9
Normal risk (100%)	760.4	1.087.8	1.660.3	1.883.5
Normal risk (300%)—Tax credits	4.9	0.1	—	79.7
Total risk-weighted assets	**779.3**	**1,113.0**	**1,729.8**	**2,037.00**
11% of risk-weighted assets	85.7	122.4	190.3	224.1
20% of swap operations credit risk	1.9	1.5	0.9	0.8
Market risk—foreign exchange exposure	39.1	26.2	26.3	8.6
Market risk—pre-fixed rate	8.2	10.2	18.3	19.0
Required shareholders' equity[1]	134.9	160.3	235.8	252.5
Adjusted shareholders' equity[2]	334.4	365.7	437.8	497.0
Margin on the required shareholders' equity	**147.9%**	**128.1%**	**85.7%**	**96.8%**
Basel index[3]	27.2%	25.1%	20.4%	21.7%

[1] Required capital is defined by the Central Bank and it establishes the minimum level of adjusted shareholders' equity based upon our risk-weighted assets.

[2] At the dates indicated, our adjusted shareholders' equity was equal to our shareholders' equity.

[3] Basel index corresponds to 11% of our adjusted shareholders' equity divided by the minimum amount of capital we are required to maintain pursuant to the regulations of the Central Bank.

Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of March 31, 2007. The table does not include deferred income tax liability and estimated payments of interest on such obligations.

Contractual Obligations	Less than one year	From one to three years	From three to five years	Five years or more
	(in R$ millions)			
Funds from acceptance and issuance of securities	144.2	246.0	—	—
Borrowings and onlendings	123.9	—	—	—
Derivatives	1.3	1.7	—	—
Exchange transactions	21.1	—	—	—
Rents	4.7	9.5	9.5	71.1

Off-Balance Sheet Transactions

Except for the bank guarantees we provide in the ordinary course of our business, we do not have any off-balance sheet transactions. In addition, we do not control any company that is not consolidated or otherwise included in our financial statements, nor do we own any equity interest in any special purpose company.

Information on Market Risks

Risk and Risk Management

In the ordinary course of our business, we are exposed to various risks inherent to banking activities. The way we manage these risks directly affect our activities and operations and, consequently, our results. The most significant risks to which we are exposed to are:

- market risk;

- exchange rate risk;
- interest rate risk;
- liquidity risk; and
- operating risk.

The manner in which we manage and identify these risks is essential for our profitability. Our management of these risks involves different levels of our management team and encompasses a series of policies and strategies.

Market Risk

We identify market risk through the impact on the value of our assets and liabilities of variations such as in the interest rate and exchange rate curves. Since most of our assets and liabilities are subject to market risk, we have developed our own tools to make it possible to carry out real-time diagnosis of our entire assets and liabilities exposure, as well as offering us alternative scenarios and the impacts of the same on the value of our positions, such as the development of studies and economic-financial analysis that evaluate the impact of different scenarios in the market positions, reports that monitor the risks to which we are subject and periodic tests that evaluate the controls on these risks and also verify the adequacy of our methodology. We also use a risk system called Value at Risk (VaR) to measure the exposure of our positions to market risk. The VaR consistently applies to all products and markets, allowing the comparison of risks among different portfolios. This system is based on the parametric assessment technique within a 1 year-period and with approximately 99.0% confidence interval. The efficacy of this system is tested through procedures that indicate the historical degree of adhesion of the results, and the figures obtained in the current measurement.

Exchange Rate Risk

Most of our transactions are denominated in *reais*. However, we also have obligations denominated in or indexed to foreign currencies, especially the U.S. dollar. At December 31, 2006 and March 31, 2007, our consolidated foreign exchange exposure was R$52.7 million and R$(15.7) million, respectively, equivalent to 12.0% and 3.5% of our adjusted shareholders' equity.

Our consolidated exchange rate exposure equals to the difference between the assets and liabilities linked to a foreign currency, including derivatives at market value. The Central Bank requires that financial institutions maintain a consolidated exchange rate exposure lower than 60.0% of the adjusted shareholder's equity.

We engage in derivative financial transactions to minimize the effect of foreign exchange rates on our dollar-indexed assets and liabilities or if we instructed to do so by our clients. These operations involve various types of derivatives, including interest rates swaps, foreign exchange rate swaps and future contracts. At December 31, 2006 and March 31, 2007, our derivative contracts amounted to R$1,211.3 million and R$1,185.2 million, respectively.

The table below shows our assets and liabilities indexed in foreign currencies, in terms of purchased and sold operations, respectively, at the dates indicated.

	Position in US$		Position in EURO	
	At December 31, 2006		At December 31, 2006	
	(in R$ millions, except Percentages)		(in R$ millions, except percentages)	
	Purchase	Sold	Purchased	Sold
Assets denominated in foreign currency				
Cash	0.5	—	2.1	—
Interbank investments	22.2	—	—	—
Loan portfolio	51.2	—	—	—
Other credits – foreign exchange portfolio	52.0	—	2.0	—
Investments	45.4	—	—	—
Total	**171.3**	**—**	**4.1**	**—**
Liabilities denominated in foreign currency				
Securities issued abroad	—	399.7	—	—
Interbranch accounts	—	5.7	—	0.2
Borrowings and onlending	—	61.0	—	1.4
Other payables	—	22.2	—	—
Total	**—**	**488.6**	**—**	**1.6**
Derivatives	**451.1**	**83.6**	—	—
Consolidated foreign exchange exposure	622.4	572.2	4.1	1.6
Adjusted shareholders' equity	432.7		432.7	
Consolidated foreign exchange exposure as % of the adjusted shareholders' equity	11.6		0.6	
Limit of consolidated foreign exchange exposure	259.6		259.6	

Interest Rate Risk

Interest rate risk results from the potential changes in the prices of our assets and liabilities, unexpected oscillations in the inclination and form of interest yield curves and changes in the correlation between interest rates of different financial instruments. We are exposed to interest rate risk when there are mismatches between the interest rates of our funding and the loans we grant.

Liquidity Risk

Liquidity risk represents the possibility of mismatch between maturity dates of our assets and liabilities, which could result in our inability to meet our obligations within the established terms. Our general policy is to maintain appropriate levels of liquidity that make it possible for us to meet our current and future obligations, while at the same time being able to take advantage of any opportunities that may arise. In addition, we are subject to the liquidity requirements established by the Central Bank.

We control liquidity risk on a daily basis through static analysis of our mismatch structures, especially in the short-term. We also simulate these structures with estimates for renewal of portfolios. In parallel, we analyze on a monthly basis liquidity rates derived from the balances of the accounts of the balance sheets. In addition, we analyze stress scenarios specifically focused on liquidity.

Operating Risk

Operating risks are related to the possibility of losses resulting from failure, deficiency or inadequacy of internal procedures, persons and systems, or external events. Due to the increase in the volume of banking operations and greater dependency on computer systems, the maintenance of a proper technological base became essential to us. Thus, we have allocated substantial funds to assure the stability and availability of our computer systems.

INDUSTRY OVERVIEW

Recent changes in the Brazilian banking industry

The Brazilian banking industry has experienced an important structural shift, from the high-inflation environment in the 1980s and early 1990s to greater stability since 1994, with the introduction of the *Plano Real*, or Real Plan. Prior to 1994, the industry benefited from high inflationary gains and was characterized by the strong influence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures.

The monetary stability in Brazil achieved in 1994 led to a continuous increase in the demand for credit in the country. This increase, coupled with lower inflationary gains, led the banking industry to pursue operational efficiency, which resulted in a period of rationalization and consolidation in the industry. The Brazilian government actively monitored this process through the creation of programs designed to protect savings, including measures to ensure the system's solvency, reduce the participation of state-owned institutions and strengthen competition among private banks. The Brazilian government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

In recent years, the banks that focus on the middle-market segment, such as us, have been responsible for dynamic and innovative changes in the banking industry. Banks operating in this segment have been able to develop new products and to quickly explore market opportunities at lower costs when compared to large-sized banks. In addition, we believe that these banks continuously seek to diversify their funding sources and increase their leverage within the limits established by the Basel Agreement and the Central Bank.

Credit in Brazil

The Brazilian banking industry still has a low penetration rate (measured in terms of credit as a percentage of GDP) compared to more developed countries. However, this rate has constantly increased in the recent years from 26.2% in 2003, 26.9% in 2004, 28.1% in 2005, 30.8% in 2006 and 31.3% for the three months ended March 31, 2007. The table below compares total credit volume in Brazil and in developed countries as a percentage of GDP in 2004 (latest data disclosed).


Switzerland
164
USA
146
England
136
Germany
118
Denmark
118
Japan
107
Canada
84
Brazil
27
0
50
100
150
200

Source: National Bureau of Economic Research

When compared to other major emerging countries, Brazil ranks ahead of Russia, Mexico and Argentina, but after India and China, in terms of credit as a percentage of GDP in 2004, as shown in the table below:


China 154
Thailand 100
Chile 61
Bolivia 56
Uruguay 53
Philippines 41
India 30
Brazil 27
Argentina 19
Mexico 18
Russia 16
0 50 100 150 200

The Brazilian credit market has also shown material growth during the past several years, due mainly to stable economic conditions resulting from the implementation of the Real Plan in 1994. The table below sets forth the credit growth as evidenced by the balances of loans in billions of *reais* within the Brazilian Financial System that are funded by non-directed resources for the periods presented:


Average Compound Annual Growth = 17.6%
23.5%
188
66
122
220
82
138
237
87
150
256
101
155
318
138
180
404
191
213
498
238
260
421
202
219
520
251
269
2000
2001
2002
2003
2004
2005
2006
March/06
March/07
Companies
Individuals

Source: Central Bank

The Brazilian credit market is composed of loans to individuals and corporations. At March 31, 2007, the National financing system had a total of R$520 billion of outstanding loans funded by non-directed resources, 52% of which corresponding to the corporate loan portfolio and 48% to the individual loan portfolio, according to the Central Bank. The total balance of loans granted to corporations increased at a compound annual growth rate of 13.5% from December 31, 2000 to December 31, 2006, reaching approximately R$260 billion at December 31, 2006, and the total balance of loans to individuals increased to a compound annual growth rate of 24% during the same period, amounting to R$239 billion at December 31, 2006. The total balance of loans granted to corporations and individuals increased 23% and 24%, respectively, from March 31, 2006 to March 31, 2007.

Corporate loans

According to data disclosed by the Central Bank, the volume of corporate loans (including directed funds) increased significantly at a compound annual growth rate of 17.3% per year, from approximately R$292 billion at December 31, 2004 to R$402 billion at December 31, 2006. Particularly, loans of up to R$100,000 and between R$100,000 and R$10.0 million increased at a compound annual growth rate of 18.6% and 18.0% per year, respectively, during such period. The table below shows the monthly evolution of corporate loans per volume range.


(R$ billions)
200
180
160
140
120
100
80
60
40
Dec-04
May-05
Oct-05
Mar-06
Aug-06
Feb-07
Up to R$100,000
From R$100,000 to R$10 million
Above R$10 million

Additionally, as shown in the table above, loans ranging between R$100,000 and R$10.0 million represent the greatest portion of corporate loans, accounting for 42% of the total amount at February 2007.

There is a trend towards extension of the average maturity of corporate loans. Although very short-term loans (maturing within 180 days) still accounted for 46% of the total loans to corporations at February 2007, medium- and long-term loans have increased from December 2004 to February 2007 according to the Central Bank.

The table below sets forth the percentage of outstanding corporate loans in the Brazilian banking industry by maturity.

	Term of Maturity of Corporate Loans					
% of total	**Very short-term**	**Short-term**	**Medium-term**	**Long-term**	**Indefinite term**	**Total**
December 31, 2004	49.3%	13.5%	18.5%	16.1%	2.6%	100.0%
December 31, 2005	46.7%	14.4%	20.4%	15.4%	3.1%	100.0%
December 31, 2006	45.9%	14.7%	20.9%	18.7%	0.2%	100.0%
February 28, 2007	45.7%	14.4%	20.7%	18.1%	1.1%	100.0%

Source: Central Bank.

Notes: Very short-term: up to 180 days; Short-term: from 181 to 360 days; Medium-term: from 361 to 1088 days; Long-term: over 1088 days.

The key products available to corporations are revolving credit, working capital loans, "*compror*" and "*vendor*" loans and note discounting. Below is a brief summary of each of these products:

Revolving credit is a short-term revolving line of credit available to companies according to their needs, which guarantees immediate liquidity. In general, the interest charged is calculated daily based on the outstanding balance plus the tax on financial transactions (*Imposto sobre Operações Financeiras*), or IOF, payable on the first business day of the month following the transaction.

Working capital loans consist of advances of funds to meet borrowers' working capital needs. In general, the repayment period for this type of loan is up to 180 days and the interest rate varies according to the borrowers' credit risk and the collateral provided as a guarantee for the loan payments.

Note discounting transactions consist of providing advances on amounts relating to instruments such as trade acceptance bills, promissory notes, credit card sale receipts or postdated checks to anticipate the cash flow of the borrower companies. In this type of loan, the bank providing these advances recourse against the borrower is available to in the event of non-payment of the notes.

Loans in the middle-market segment

We define the middle-market lending segment as loans made to companies with annual gross revenues between R$8.0 million and R$300.0 million. As a general rule, these companies need to fund their operations, but have limited access to attractive credit sources when compared to large corporations.

These companies have historically had a level of indebtedness that is significantly below the standards of companies operating in developed countries. Due to the need of financing to clients and the market practice of fragmented purchases and sales, these companies have a growing need for cash management products. However, the lack of transparency, liquidity and audited balance sheets restrict their funding ability, requiring them to turn to very-short term loans with liquid guarantees, particularly bank credits.

In order to meet their daily cash flow needs, medium-sized companies in Brazil typically work with different banks to enjoy a sufficiently broad credit line in the market. They also try to concentrate a portion of their transactions on one bank, so as to increase their bargaining power To reach this status, in addition to a good relationship with the manager of the institution, the bank usually requires a long-standing relationship with the borrower that will provide it with a certain financial stability. The borrower generally reciprocates this with use of more profitable products, better guarantees and other incentives.

We believe that medium-sized companies will benefit from the current stability of the Brazilian economy and increasing availability of credit, which will boost the increasing and diversified demand for financial products and services. This, in turn, will lead these companies to increase and diversify their demand for financing products and services.

Individual lending

The *Brazilian individual lending market*

According to data disclosed by the Central Bank, the total outstanding loans to individuals in Brazil increased at an average compound annual growth rate of 24.6% per year from December 31, 2000 to December 31, 2006, when it reached R$191.9 billion and represented 26.6% of all outstanding credit in Brazil. At March 31, 2007, the total amount of loans to individuals in Brazil was R$204.5 billion, representing 27.0% of all outstanding credit in Brazil. At that date, financing for vehicles accounted for 32.7% of all outstanding individual lending.

The table below shows the growth of individual lending outstanding in Brazil by product:

	Outstanding balance (R$ billions)[1]		
	December 31, 2005	December 31, 2006	% Variation
Overdraft facility	11.0	11.8	7.2
Consumer credit	63.4	79.9	25.9
Consumer credit excluding payroll deduction loans	31.7	31.7	(0.1)
Payroll deduction loans	31.7	48.2	52.0
Financing for vehicles	50.7	63.5	25.2
Credit card financing	11.3	13.5	19.5
Credit plans	10.2	10.8	5.3
Other	8.6	12.5	45.5
Total	**155.2**	**191.9**	**23.6**

(1) Credit cooperatives are not included. Source: Central Bank.

Overdraft facilities in Brazil are usually offered by institutions that accept demand deposits, generally the major retail banks, including the major foreign conglomerates. Charges are relatively high, so we believe consumers use this line of credit as a last resource.

Consumer credit (with no specific use) is characterized by relatively high interest rates to offset equally high levels of default. This type of credit is frequently used by consumers with limited access to credit, and is not accompanied by the grant of security or a specific use of proceeds. The major retail banks offer this product to their existing client base through their branch network, while niche-focused small- and medium-sized banks operate through small units in Brazil's major cities.

The vehicle financing segment is primarily controlled by the major retail banks that are gradually gaining positions previously occupied by the financial companies owned by vehicle manufacturers. The interest rates in this market are extremely competitive and access to an attractive source of funding is an important advantage. The smaller institutions acting in this market in most cases focus on the semi-new vehicle segment. Default rates are relatively low and loans are secured by the vehicles being financed, which can be recovered and sold in a forced sale in an event of default.

Credit card financing is controlled by the major retail banks that operate their own labels associated with international labels such as MasterCard and Visa. This type of financing shows relatively high levels of default, so interest rates are also high.

In-store financing relates to financing of durable consumer goods, such as construction materials, household appliances, and non-durable goods, such as clothing and food. The in-store financing market is the most fragmented segment of the individual lending segment in Brazil. The major retail chain stores traditionally finance their clients' purchases; however, recently stores have reached agreements with banks interested in providing financing for such operations.

The expansion of the market for payroll deduction loans

Payroll deduction loans resulted from the demand for an alternative source of unsecured credit in Brazil. Historically, the cost of access to more traditional credit facilities has been high for various reasons, including competition within the banking industry, legal and institutional structures and the nature of the credit risks. According to statistical data from the Central Bank, retail banks charged, on average, annual interest rates of 140.8% on overdraft facilities and 53.4% on consumer credits (including payroll deduction loans) as of March 31, 2007. At that date, the annual average interest rates of financing for vehicle and credit plans were 31.2% and 55.4% per year, respectively. At March 31, 2007, the average annual interest rate on payroll deduction loans was 32.4%. This credit replaced traditional consumer credit as the most attractive alternative to unsecured credit. As a percentage of the outstanding balance of loans to individuals in Brazil, payroll deduction loans increased from 34.8% as of December 31, 2004 to 54.3% as of December 31, 2006 and to 55.4% as of March 31, 2007. The table below shows the evolution of the payroll deduction loans in Brazil:

Evolution of Payroll Deduction Loans in Brazil (R$ billions)


17.2
2.5
31.7
3.8
48.2
6.0
52.8
5.6
2004
2005
2006
1Q07
Public Sector
Private Sector

Source: Central Bank

The table below sets forth the outstanding balance of payroll deduction loans for public or private sector employees or the pension paid to beneficiaries and retirees of the INSS, as the case may be, who are the borrowers under such loans, at the dates indicated:

	Outstanding balance (in R$ billions)[1]				
	Public Sector and INSS	Private Sector	Total Payroll Deduction Credit	Consumer Credit	Individual Lending[1]
December 31, 2004	14.6	2.5	17.2	15.1	34.8
March 31, 2005	18.9	2.8	21.7	17.3	38.5
June 30, 2005	22.4	3.3	25.7	18.8	41.4
September 30, 2005	25.8	3.9	29.7	20.0	43.9
December 31, 2005	27.9	8.8	31.7	20.4	44.8
March 31, 2006	31.5	4.3	35.8	21.3	47.0
June 30, 2006	25.2	4.9	40.1	22.6	49.5
September 30, 2006	39.1	5.5	44.7	23.9	52.3
December 31, 2006	42.2	6.0	48.2	25.1	54.3
March 31, 2007	46.1	6.6	52.8	26.3	55.4

(1) Including loans granted by credit cooperatives. Source: Central Bank.

The recent trend among Brazilian consumers has been to use the funds from payroll deduction loans to settle more expensive loans, such as the overdraft facility. According to a recent survey conducted by IBOPE at our request, at December 8, 2005, 72.0% of all payroll deduction credits we offer INSS retirees and beneficiaries were used to settle overdraft facility debts and other outstanding individual lending, while the remaining portion was used to purchase assets.

We believe that payroll deduction loans are the fastest-growing type of individual lending in Brazil and may be made available to a large portion of the population that does not have a personal checking account or access to traditional banking credit channels.

REGULATION OF THE BRAZILIAN BANKING INDUSTRY

The basic institutional structure of the Brazilian Financial System was established by Law No. 4,595 of December 31, 1964, or the Banking Reform Law, which created the CMN, and granted the Central Bank the right to issue Brazil's currency and exercise credit control, among other things.

Principal regulatory bodies

The Brazilian Financial System comprises the following regulatory and fiscal bodies:

- the CMN;
- the Central Bank;
- the Brazilian Securities Commission, or CVM;
- the SUSEP; and
- the Complementary Pension Secretariat (*Secretaria de Previdência Complementar*).

The CMN and the Central Bank regulate the Brazilian banking industry. The CVM is responsible for implementing the CMN policies related to the securities market. We summarize below the main responsibilities and powers of each of these regulatory bodies.

The CMN

The CMN is the highest authority of the Brazilian Financial System, responsible for monetary and credit policies and promoting the economic and social development of the country. CMN policies include, among other objectives, the following:

- adjusting the volume of currency to the needs of the Brazilian economy;
- regulating the domestic value of Brazil's currency;
- regulating the value of Brazil's currency outside of the country and regulate the country's balance of payments;
- directing the investment of funds by financial institutions;
- enabling improvement of the resources of financial institutions and of financial instruments;
- monitoring the liquidity and solvency of financial institutions;
- coordinating monetary, credit, budgeting, fiscal, and public debt policies; and
- establishing the policy to be followed in the organization and operation of the Brazilian securities market.

The Minister of Finance is the chairman of the CMN, which also includes the Minister of Planning, Budgeting, and Management, and the President of the Central Bank.

The Central Bank

The Banking Reform Law empowered the Central Bank to implement the monetary and credit policies of the CMN, as well as to supervise public and private financial institutions and, when needed, apply the penalties set forth in the law to such institutions. According to the Banking Reform Law, the responsibilities of the Central Bank include, among others, controlling credit and foreign capital, receiving mandatory payments and voluntary demand deposits made by financial institutions, engaging in rediscount transactions and loans to banking financial institutions, and being the depository of official reserves of gold and foreign currency. The Central Bank also controls and approves the operation, acquisition of control, and corporate reorganization of financial institutions.

The President of the Central Bank is appointed by the President of Brazil, subject to ratification by the Senate, to hold office for an indefinite period of time.

The CVM

The CVM is the agency responsible for implementing CMN policy for the securities market and regulating, developing, controlling, and supervising the securities market, pursuant to Brazilian corporation law and the securities laws. The CVM's role include, among other things, regulate, oversee and inspect publicly held companies and transactions in securities markets and in derivatives markets, as well as to organize, regulate and operate the stock exchanges and commodities and futures exchanges. With headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, and jurisdiction over the entire Brazilian territory, the CVM is an agency of the Ministry of Finance.

According to Law No. 10,303 of October 31, 2001, regulation and supervision of mutual funds (originally regulated and supervised by the Central Bank) were transferred to the CVM.

The CVM is managed by a president and four officers appointed by the President of Brazil among individuals of high repute who are known for their expertise in matters of the capital markets, and ratified by the Senate. The Board of Officers of the CVM (including its President) is a staggered board with term of office of five years, reappointment not being permitted, and one fifth of such officers being appointed each year.

Principal Financial Institutions

According to the Central Bank, 136 multiple banks, 21 commercial banks, 17 investment banks and several brokers and other financial institutions operated in Brazil in January 2007.

Public institutions

The federal government controls commercial banks and other financial institutions that play a significant role in the Brazilian banking industry. These financial institutions hold a significant portion of total deposits and assets of the Brazilian Financial System and are stronger than private banks in certain market segments, such as real estate and agricultural financing. Moreover, development banks act as regional development branches.

The three major banks controlled by the Brazilian government are as follows:

- Banco do Brasil S.A., which has a full range of products for public and private companies. Banco do Brasil is Brazil's largest commercial bank and the main financial agent of the Brazilian government;
- BNDES, a development bank that offers mid-term and long-term financings to public companies in Brazil, specially to the manufacture industry. The BNDES provides funds, directly and indirectly, through onlendings in other public and private financial institutions; and
- Caixa Econômica Federal raises funds from deposits and offers financings for real estate and urban infrastructure.

Private institutions

The most significant private banks are as follows:

- multiple service banks, which are authorized to offer a broad range of services such as trade, investment (including underwriting and negotiation of securities) and other corporate and individual lending, according to their portfolios;
- commercial banks, which offer retail and wholesale banking services to individuals and corporate clients. These banks coordinate demand and call deposits and provide working capital loans; and
- investment banks, which underwrite securities and offer structured transactions.

Brazilian Financial System legal reform—Amendment to the Brazilian Constitution

Former Article 192(3) of the Brazilian Constitution, enacted in 1988, established a 12% per year ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, such rate has never been enforced due to lack of regulation. Several attempts were made to regulate the limitation on interest charged by banks, but none of them were implemented.

In May 2003, Constitutional Amendment No. 40/03, or EC 40/03, was passed to replace all subsections and paragraphs of Article 192 of the Brazilian Constitution. EC 40/03 replaced these restrictive constitutional provisions and allowed the Brazilian Congress to generally regulate the Brazilian Financial System through specific laws.

Principal limitations and restrictions on financial institutions

The activities carried out by financial institutions are subject to several limitations and restrictions. These limitations and restrictions are generally related to the granting of credits, risk concentration, investments and sales under repurchase transactions, foreign currency loans, asset management, micro-credit and payroll deduction loans.

Restrictions on granting of credits

Financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances. For this purpose, the law defines an affiliate as:

- any company or individual that holds more than 10% of the capital stock of the financial institution;
- any entity whose board of executive officers is made up of the same or substantially the same members as that of the financial institution's board of executive officers;
- any company in which the financial institution holds more than 10% of the capital stock or which is under common control with the financial institution; or
- executive officers and directors of the financial institution and their family members, and any company in which these persons hold more than 10% of the capital stock or in which they are also managers.

The restrictions with respect to transactions with related parties do not apply to transactions entered into with financial institutions in the interbank market.

Moreover, there are currently certain restrictions imposed on financial institutions limiting the extension of credit to public-sector entities, such as government-subsidiaries and governmental agencies, which are in addition to certain limits on indebtedness to which these public sector entities are already subject.

Risk concentration

Brazilian law prohibits financial institutions from having aggregate amount of loans extended to a single borrower or economic group that exceeds 25% of the financial institution's adjusted shareholders' equity. This limitation applies to all transactions involving extension of credit, including:

- loans and advances;
- guarantees; and
- the underwriting, purchase and renegotiation of securities.

Investments

Financial institutions may not:

- hold, on a consolidated basis, permanent assets in excess of 50% of their adjusted shareholders' equity;

- own real property, other than real property for its own offices and branches; or
- acquire equity investments in other financial institutions abroad, without prior approval by the Central Bank.

When a bank receives real estate in satisfaction of a debt, such property must be sold within one year. This one-year limit may be extended for two additional one-year periods, subject to the Central Bank's approval.

Repurchase transactions

Repurchase transactions (*operações compromissadas*) are transactions involving assets that are sold or purchased subject to the occurrence of certain conditions. Upon the occurrence of any such conditions, and depending on the terms of the particular agreement, the seller or the buyer may be required to repurchase or resell the assets, as the case may be. The conditions triggering the repurchase or resale obligation vary from one transaction to the other, and typically must occur within a particular time frame.

Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution's shareholders' equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted shareholders' equity. Within that limit, repurchase transactions involving private securities may not exceed twice the amount of adjusted shareholders' equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Foreign currency loans

Upon registering with the Central Bank, financial institutions may borrow foreign currency-denominated funds in the international markets without the prior written consent of the Central Bank, including onlending such funds in Brazil to Brazilian corporations and other financial institutions. Banks make those onlending transactions through loans payable in Brazilian currency and linked to such foreign currency. The terms of the onlending must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may only charge an onlending commission.

The Central Bank may establish limitations on the term, interest rate and general conditions of foreign-currency loans. The Central Bank has frequently changed these limitations in accordance with the economic environment and the monetary policy of the Brazilian government.

Asset management

Asset management was previously regulated by the Central Bank and the CVM. Pursuant to Law No. 10,198 of February 14, 2001 and Law No. 10,303 of October 21, 2001, the regulation and supervision of both financial mutual funds and variable income funds were transferred to the CVM. On July 5, 2002, the CVM and the Central Bank entered into a memorandum of understanding under which they agreed on the general terms and conditions for the transfer of such duties to the CVM.

Only individuals or entities authorized by the CVM may act as managers of third-party assets. Financial institutions must segregate the management of third-party assets from their other activities. These institutions must appoint an officer as the agent responsible for the management and supervision of the third-party assets.

The Central Bank, except in very specific circumstances, has prohibited institutions that manage third-party assets and their affiliated companies from investing in fixed rate income funds which they also manage. The CVM allows investments in equity funds. There are specific rules regarding mutual funds portfolio diversification and composition, which aim to reduce exposure to certain types of risk.

Since February 2002 Central Bank require investment fund managers to mark-to-market their fixed- and variable-income securities and results of the fund's portfolio assets must be accounted for at their fair market value, unless the quotaholder expressly declares that he intends to hold the securities until their maturity dates.

On August 18, 2004, the CVM enacted Instruction 409, as amended by Instruction 450, that sets forth, on a consolidated basis, the rules applicable to financial mutual funds and variable funds.

Micro-credit

The Brazilian government has taken several measures intended to encourage lower-income individuals to have greater access to the Brazilian Financial System. Such measures include the requirement for credit allocation, the simplification of banking procedures, and the adjustment of credit union (*cooperativas de crédito*) regulations.

Since 2003, commercial banks, full service banks licensed to provide commercial banking services, and the CEF must allocate 2% of their cash deposits to low-interest-rate loan transactions designated for lower-income individuals, small companies and informal entrepreneurships, following a specific methodology. Interest rates on these loans cannot exceed 2% per month (or 4% per month in specific production finance transactions), the repayment term cannot be less than 120 days except in specific circumstances, and the principal amount of the loan cannot exceed R$1,000 for individuals and R$3,000 for micro-enterprises (or R$10,000 in specific production finance transactions).

Payroll Deduction Loans

Payroll deduction loans are a type of individual lending to private sector employees, under the Consolidated Labor Law (*Consolidação das Leis do Trabalho*), or CLT, public sector employees, retirees and pension beneficiaries of the INSS. These transactions are governed by agreements executed among the creditor and the borrowers' public or private sector employers or with the INSS, which deducts the installment due with respect to the loan from the individual's salary or benefit and forwards it to the creditor. These deductions are limited to a 30.0% monthly cap of the salary or benefit of the (i) private sector employees or beneficiaries, in accordance to Law 10,820 dated December 17, 2003, and (ii) retirees and pension beneficiaries of the INSS. Public entities may determine at their sole discretion the applicable limit to their respective employees. To date, payroll deduction loans have had a lower default risk than other types of lending operations, which has reduced the banking spread on such loans.

Payroll deduction loans to retirees and pension beneficiaries of the INSS were authorized by Law 10,953 dated December 27, 2004. On September 29, 2005, the INSS issued a normative ruling, which placed a 36-month limit on the period over which deductions can be made. On October 24, 2006, the INSS enacted reduced the maximum interest rate applicable to the INSS retirees and pension beneficiaries of the INSS to 2.72% per month, including credit card operations.

Legality of Payroll Deduction Loans

Payroll deduction loans are governed by several laws and regulations at the federal, state and municipal levels, setting forth limits to the amounts that can de deducted and the irrevocability of the authorization of the payroll deduction given by the public employee, retiree or pension recipient prior to the repayment of the loan.

In 2004, the Brazilian Superior Court of Justice declared that the clause establishing the irrevocability of the authorization of payroll deduction loans imposed to a public employee of the state of Rio Grande do Sul was abusive, on the grounds that salaries and compensation were inalienable. This decision was effective only for the authorization of payroll deduction loans granted to this public employee in particular, and did not affect the other payroll deduction loan transactions, or other judges to decide in a similar way.

In 2005, the Brazilian Superior Court of Justice tried Special Appeal No. 728.563 and unanimously declared the validity of the payroll deduction loans. This appeal had been filed by the Cooperative for the Economy and Mutual Lending of the Public Employees of Porto Alegre (*Cooperativa de Economia e Crédito Mútuo dos Servidores Públicos Municipais de Porto Alegre*), against the decision of the Court of Justice of Rio Grande do Sul that had declared that the payroll deduction loan was illegal, on the grounds that the compensation received by public employees was inalienable and could not be discounted as such compensation was generally the only source of revenues for the public employees. There was dissent in the vote of the ministers of the Brazilian Superior Court of Justice. The reporting minister Aldir Passarinho Júnior and other four ministers did not consider the payroll deduction loans as a salary attachment. Ministers Nancy Andrighi and Castro Filho admitted the possibility of payroll deduction loan discounts against the will of the public employee only in the case of lending granted by a nonprofit institution. They have noted that the issue would be decided differently if the lender was a for-profit bank. Nevertheless, the final decision taken by the Brazilian Superior Court of Justice confirmed the validity of the payroll deduction loans on the grounds that the clause that defines it is not abusive.

Other Regulations

Internal compliance procedures

All financial institutions must establish internal policies and procedures to control their:

- activities;
- financial, operational and management information systems; and
- compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals at all levels of the institution. The board of executive officers is also responsible for verifying compliance with internal procedures.

Either an internal audit department, which reports directly to the board of directors of the institution, or the institution's external auditors, must be responsible for monitoring the internal control system.

Independent auditors and audit committee

Regulations enacted by the CMN on May 30, 2003, and on January 30, 2004, as amended on May 27, 2004, established certain requirements in respect of financial institutions' independent auditors and required financial institutions that meet certain financial ratios to have an audit committee.

Independent auditors must audit all financial institutions. Independent auditors can only be hired if they are registered with the CVM, certified in specialized banking analysis and if they meet several requirements that assure their independence. Moreover, financial institutions must replace their independent auditing firm at least every five consecutive years. Former auditors can be rehired only after three complete years have passed since the last day they provided prior services. The financial institutions must designate a technically qualified senior manager to be responsible for compliance with all regulations regarding financial statements and auditing.

In addition to preparing an audit report, the independent auditors must prepare:

- a report on the financial institution's internal controls showing all accounting deficiencies found; and
- a description of the financial institution's non-compliance with applicable regulation material to the financial institution's financial statements.

Pursuant to Resolution No. 3,198, issued by the CMN on May 27 2004, as amended by Resolution No. 3,416 dated October 24, 2006, all financial institutions (i) with a adjusted shareholders' equity or a consolidated adjusted shareholders' equity equal to or greater than R$1 billion, (ii) managing third parties assets in the amount equal to or grater than R$1 billion or (iii) managing third parties assets and deposits in the aggregate amount equal to or greater than R$5 billion must create an internal audit committee. The audit committee must be created pursuant to the financial institution's by-laws and must be composed of, at a minimum, three individuals, at least one of whom is an expert in accounting and auditing. The audit committee must report directly to the board of directors.

Members of the audit committee of banks with shares traded on stock exchanges may not be, or had been over the last twelve months: (i) an officer of the bank or its associate companies; (ii) an employee of the bank or its associate companies; (iii) technical manager, officer, manager, supervisor or any other team manager involved in auditing within the bank; or (iv) a member of the fiscal council of the bank; spouses and first and second degree relatives, direct or indirect. In addition the members of the audit committee of publicly-held banks are forbidden to receive any compensation by the bank or its associate companies in addition to their payment as members of the audit committee. If the member of the audit committee of the bank or its associate companies is also a member of the board of directors of the bank or its associate companies, he/she will be paid a compensation relative to one position only, at his/her choice.

Moreover, Brazilian law allows a group of companies to only have one committee. In this case, the audit committee must be responsible for any and all banks from the same group included in the requirements of the above paragraph.

Independent auditors and the audit committee must inform the Central Bank, within three business days of the relevant identification, the existence or evidence of error or fraud represented by:

- noncompliance with rules and regulations that may affect the continuation of the audited company;
- any type of fraud by the bank's management;
- significant fraud by the bank's employees or third parties; or
- errors resulting in significant mistakes in the company's financial statements.

Auditing requirements

Brazilian law requires financial institutions to prepare their financial statements in accordance with certain standards set forth by Brazilian corporation law and other applicable regulations. As a financial institution we are required to have our financial statements audited every six months. Quarterly financial information, as required by the CVM and Central Bank regulation, is subject to review by the independent auditors.

Capital adequacy guidelines

Brazilian financial institutions must comply with guidelines established by the Central Bank and the CMN that are similar to those of the Basel Agreement on risk-based capital adequacy. The requirements imposed by the Central Bank and the CMN differ from the Basel Agreement in a few aspects. Among other differences, the Central Bank and the CMN:

- impose a minimum capital requirement of 11% in lieu of the 8% minimum capital requirement of the Basel Agreement;
- require that swaps, interest rates and exchange transactions be accounted for in the calculation of the adjusted shareholders' equity; and
- assign different risk weights to certain assets and credit conversion amounts, including a risk weight of 300% on deferred tax assets relating to income and social contribution taxes.

Adjusted shareholders' equity is considered for the determination of operating limits of Brazilian financial institutions, and is represented by the sum of the Tier 1 equity and Tier 2 equity:

Tier 1 equity is represented by the net shareholders' equity plus the balance of positive income accounts and of the deposit in the account designated to compensate capital deficiency, less the amounts corresponding to the balances of negative income accounts, revaluation reserves, contingency reserves, and special profit reserves concerning mandatory dividends not distributed, preferred shares issued with a redemption clause and preferred shares with cumulative dividends, certain tax credits, deferred fixed assets (less the premiums paid on acquiring the investments), and the balance of non-accounted gains or losses resulting from mark-to-market securities classified in the "securities available for sale" category and derivatives used for hedging cash flow.

Tier 2 equity is represented by revaluation reserves, contingency reserves, special reserves of profits concerning mandatory dividends not distributed, preferred cumulative stock issued by financial institutions authorized by the Central Bank, preferred redeemable stock, subordinated debt and hybrid debt capital instruments and the balance of non-accounted gains or losses resulting from mark-to-market securities classified in the "securities available for sale" category, and derivatives used for hedging the cash flow

The total amount of Tier 2 equity is limited to the total amount of Tier 1 equity, provided that (i) the total amount of revaluation reserves is limited to 25% of the Tier 1 equity; (ii) the total amount of subordinated debt plus the total amount of redeemable preferred shares with an original maturity below 10 years is limited to 50% of the total amount of the Tier 1; and (iii) a 20% to 100% reduction will be applied to the amount of subordinated debt authorized for Tier 2 equity and of redeemable preferred shares during the period between 60 and 12 months preceding their respective maturities.

Financial institutions must calculate the adjusted shareholders' equity on a consolidated basis. At July 2007, the balances of assets represented by shares, hybrid equity and debt instruments, subordinated debt instruments and other financial instruments authorized by the Central Bank for inclusion in Tier 1 and Tier 2, issued by financial institutions authorized by the Central Bank, must be deducted from the adjusted shareholders' equity. In addition, investment fund quotes proportional to these instruments must also be deducted from the adjusted shareholders' equity, as well as amounts relating to (i) equity in financial institutions which information the Central Bank does not have access to; (ii) excess funds applied to permanent assets pursuant to the current regulation; and (iii) funds delivered to or available by third parties for related transactions.

In addition to the minimum limits of realized capital and shareholders' equity set forth under Brazilian law, financial institutions must keep an adjusted shareholders' equity compatible with the exposure of their assets, liabilities, and offsetting accounts. Financial institutions may only distribute income on any account in amounts that exceed the amounts for the capital and shareholders' equity standards required by law.

Corporate structure

Subject to certain exceptions provided in the law, financial institutions must be organized as corporations (*sociedades anônimas*) and be subject to the provisions under Brazilian corporation law and the regulations issued by the Central Bank, and to inspections by the CVM if they are registered as publicly held corporations.

The capital stock of financial institutions may be divided into voting or non-voting shares, where non-voting shares may not exceed 50% of the total capital stock.

Classification of credit transactions and allowance for loan losses

Under Central Bank regulations, financial institutions are required to classify their loan transactions into nine categories, ranging from AA to H, in accordance with their risk. Risk assessment includes an evaluation of the borrower, the guarantor and the relevant loans. Credit classifications are determined in accordance with Central Bank criteria relating to:

- characteristics of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
- characteristics of the transaction, such as its nature and purpose, the sufficiency of the collateral, the level of liquidity and the total amount of the loan.

The regulations specify, for each category of loans, a minimum provision, as follows:

Loan Rank	Minimum Provision
AA	—
A	0.5%
B	1.0%
C	3.0%
D	10.0%
E	30.0%
F	50.0%
G	70.0%
H	100.0%

In general, banks must review the loan classifications annually. However, except for loans amounting to less than R$50,000, banks must review loans:

- semi annually in any case where the aggregate amount of loans extended to a single borrower or economic group exceeds 5% of the bank's adjusted shareholders' equity; and
- monthly in case the loans become overdue.

A loan may be upgraded if it has a credit support or downgraded if it is in default. Banks must write-off loans six months after they are ranked H.

For loans that are overdue, the regulations establish maximum risk classifications, as follows:

Number of Days Overdue[1]	Minimum Classification
Up to 14 days	A
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1) In the case of loans with maturity in excess of 36 months, the overdue period is doubled for the purpose of calculating the loan risk.

Finally, financial institutions are required to make their lending and loan ranking policies available to the Central Bank and to their independent accountants. They must also provide information relating to their loan portfolio along with their financial statements, including:

- breakdown of lending activities and nature of the borrower
- maturity of the loans;

- amounts of rolled-over, written-off and recovered loans;
- loan portfolio diversification in accordance with the risk classification; and
- overdue loans, divided between loans past due up to 15 days and loans past due over 15 days.

Central Bank credit risk system

Financial institutions are required to provide information to the Central Bank concerning the extension of credit and guarantees provided to clients. The information is used to:

- strengthen the Central Bank's supervisory capacity;
- make information concerning debtors available to other financial institutions (however, other institutions can only access information subject to debtor's authorization); and
- prepare macroeconomic analyses.

If the aggregate amount of transactions with clients exceeds R$5,000, the financial institution must provide the Central Bank with:

- the identity of such client;
- a breakdown of such client's transactions, including any guarantees rendered by the bank with respect to the client's obligations; and
- information regarding the client's credit risk classification based on the credit risk classification policy described above.

For transactions that, in the aggregate, are below or equal to R$5,000, the financial institution must only report the total amount of transactions per client.

Anti-money laundering laws

Pursuant to the Brazilian anti-money laundering law, financial institutions must:

- identify and maintain up to-date records regarding their clients;
- maintain internal controls and records;
- review transactions or proposals with characteristics which may indicate the existence of a money laundering crime;
- keep records of transactions involving checks for a period of at least five years;
- keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identifications, for a period of at least five years;
- inform the appropriate authorities (without the client's knowledge) of any suspicious transaction or set of transactions performed by individuals or entities pertaining to the same group of companies; and
- inform the competent authority, within 24 hours, of any operation that the bank considers suspect.

Non-compliance with any of the above subjects the bank and its managers to penalties ranging from fines (from 1% to 100% of the amount of the transaction, or 200% of the profit obtained from it) to the ineligibility of the managers for any office in banks and/or the cancellation of the bank's operating license.

Pursuant to Law No. 9,613/98, the Brazilian government created the Department of Control of Financial Activities (*Conselho de Controle de Atividades Financeiras*), or COAF, a local financial intelligence unit, under the supervision of the Ministry of Finance. COAF's task is to investigate, analyze, identify and impose administrative penalties to any suspicious or illegal activities related to money laundry in Brazil. COAF is comprised of one president, appointed by the Brazilian President and recommended by the Ministry of Finance, and nine members, each appointed by one of the following entities: (i) the Central Bank; (ii) the CVM; (iii) the Ministry of Foreign Relations; (iv) the SUSEP; (v) the Federal Revenue; (vi) the attorney-general of the National Treasury; (vii) the Federal Police; (viii) the Brazilian Intelligence Agency (*Agência Brasileira de Inteligência*); and (ix) the Brazilian Controller Office. The term of office of the president of COAF and the other board members is three years.

Bank secrecy

Banks must keep secrecy about their banking operations and services provided to their clients. Pursuant to Complementary Law No. 105, of January 10, 2001, or Bank Secrecy Law, the following are not considered violation of bank secrecy:

- exchange of information between banks, for their own records;
- disclosure of information about check issuers without provision of funds and nonperforming debtors, to credit protection entities;
- disclosure of information to the competent authorities about criminal or illegal administrative activities, including information about resources resulting from any criminal activity;
- disclosure of privileged information with the express consent of the interested parties; and
- under certain circumstances, disclosure of information to the Federal Revenue in order to identify taxpayers and the aggregate amounts paid in each transaction.

In accordance to the Bank Secrecy Law, disclosure of information to the Central Bank is not a violation of the bank secrecy when the Central Bank is inspecting operations, including illegal activities carried out by managers, controllers, attorneys-in-facts, and representatives of banks, or when the Central Bank is investigating a bank subject to a special regime. The CVM can also have access to privileged information when it is investigating operations and services in the securities market, including banks that are publicly-held companies.

The Parliamentary Inquiry Commissions (*Comissões Parlamentares de Inquérito*), or CPIs, may obtain privileged information and confidential documents deemed necessary directly from the banks, through the Central Bank or the CVM, provided that the requirements are approved by the House of Representatives, the Federal Senate or the respective CPIs.

In accordance to the Bank Secrecy Law, the Central Bank or the CVM may exchange information with foreign governmental authorities pursuant to the terms of the treaties in effect.

Anti-tax evasion law

In accordance with Decree No. 3,724, of January 10, 2001, that regulates the Bank Secrecy Law, the Federal Revenue may request information from the banks that are generally protected by bank secrecy without any court authorization, provided that there is an investigation in course and any of the following events, among others:

- underassessment of the amounts of the operations, including those of foreign trade, purchase or sale of assets or rights, based on the corresponding market values;
- loans from non-financial entities or individuals, when the borrower fails to prove receipt of proceeds;
- any operation involving tax havens;
- failure to report income or net earnings, resulting from fixed or variable income investments;
- operations subject to tax and that do not have appropriate tax payers records; and
- evidence of criminal tax activity.

Regulations affecting liquidity in the financial market

Reserve requirements

The Central Bank currently imposes several compulsory reserve requirements to financial institutions. Financial institutions must deposit these reserves with the Central Bank. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the financial system. The reserves imposed on demand deposits, savings deposits and time deposits account for substantially all amounts required to be deposited with the Central Bank.

Demand deposits. Pursuant to Circular No. 3,274, dated February 10, 2005, banks and other financial institutions are generally required to deposit 45% of the daily average balance of their demand deposits, bank drafts, collection of receivables, collection of tax receipts, debt assumption transactions and proceeds from the realization of guarantees granted to financial institutions in excess of R$44 million with the Central Bank on a non-interest-bearing basis. At the end of each day, the balance in such account must be equivalent to at least 80% of the reserve requirement for the respective calculation period, which begins on Monday of one week and ends on Friday of the following week.

Savings accounts. Currently, pursuant to Circular No. 3,093, dated March 1, 2002, as amended, the Central Bank has established that Brazilian financial institutions are generally required to deposit in an interest-bearing account with the Central Bank, on a weekly basis, an amount in cash equivalent to 20% of the average aggregate balance of savings accounts during the prior week. In addition, a minimum of 65% of the total amount of deposits in savings accounts of the entities of the Brazilian Savings and Loans System (*Sistema Brasileiro de Poupança e Empréstimo*), or SBPE, must be used to finance residential real estate or the housing construction sector, except for very limited exceptions. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate loans, and certain other financings, all as specified in guidance issued by the Central Bank. Pursuant to Resolution No. 3,023, dated at October 11, 2002, the CMN established an additional reserve requirement of 10% on the savings account funds captured by the entities of SBPE. At the end of each day, the balance of the financial institution's account must be equivalent to 100% of the required deposit in each week. We are not authorized by the Central Bank to have savings accounts.

Time deposits. Pursuant to Circular No. 3,091, dated March 1, 2002, as amended, 15% of financial institutions' time deposits and certain other amounts in excess of R$300 million have to be deposited in an account with the Central Bank, which is remunerated based on the daily average rate of the transactions with Brazilian government securities carried out in the SELIC system. At the end of each day, the amount of such securities shall be equivalent to 100% of the reserve requirement.

Additional reserve requirement (demand deposits, saving accounts and time deposits). On August 14, 2002, the Central Bank, by means of Circular No. 3,144, as amended by Circular No. 3,157, dated at October 11, 2002, established an additional reserve requirement on deposits captured by multiple-service banks, investment banks, commercial banks, development banks, credit, financing and investment companies, real estate companies and savings and loan associations.

Pursuant to such regulations, the aforesaid entities are required to deposit into an interest-bearing account with the Central Bank, on a weekly basis, the cash equivalent to the sum of the following amounts in excess of R$100 million: (i) 8% of the arithmetic average of the time deposits funds and certain other amounts subject to the respective reserve requirement; (ii) 10% of the arithmetic average of the savings deposits funds subject to the respective reserve requirement; and (iii) 8% of the arithmetic average of the demand deposits funds subject to the respective reserve requirement. At the end of each day, the balance in such account must be equivalent to 100% of such additional reserve requirement.

Foreign currency and gold exposure. Pursuant to Circular No. 3,352 of the Central Bank dated June 8, 2007, the total consolidated exposure of a financial institution to foreign currencies and gold cannot exceed 30% of its adjusted shareholders' equity.

Rural lending. According to the Manual of Rural Lending, as published by the Central Bank, financial institutions are required to maintain a daily average balance of rural lending not lower than 25% of the daily balance of all accounts subject to compulsory reserve requirements. Financial institutions must provide the Central Bank with evidence of compliance with such requirement by the fifth business day of each month. A financial institution that does not meet this requirement will be subject to payment of fines calculated over the daily difference between the requirement and the portion actually used for rural lending and a pecuniary penalty or, at the financial institution's discretion, to deposit the unused amount until the last business day of the subsequent month in a non-interest bearing account maintained with the Central Bank.

Repurchase agreements, export notes, etc. The Central Bank has established from time to time a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments. Central Bank Circular No. 2,820 dated May 27, 1998 currently sets this reserve requirement at zero.

Guarantees. The Central Bank has established from time to time a reserve requirement that a financial institution deposit in a non-interest-bearing account with the Central Bank an amount equivalent to 60% of the total amount of guarantees given by such financial institution in relation to loans and financings entered into by non-financial legal entities and individuals. However, such percentage was reduced to zero by Central Bank Circular No. 2,704 of July 3, 1996.

Reinvestment of deposits linked to interbank rates. Pursuant to CMN Resolution No. 2,172 of June 30, 1995, financial institutions were permitted to accept deposits with interest calculated by reference to an Average Interbank Interest Rate (*Taxi Básica Financeira*), or TBF, subject to a reserve requirement and provided that such deposits are made for a minimum of 90 days.

In addition, in the past the Central Bank has imposed on other types of transactions certain compulsory deposit requirements that are no longer in effect, and could re-impose these requirements or impose similar restrictions in the future. For more information on Central Bank restrictions, see "Risk factors—Risks Relating to US and to the Brazilian Banking Industry."

Taxation of financial transactions

Financial transactions in Brazil are generally subject to the income tax, the temporary contribution on financial flows (*Contribuição Provisória sobre a Movimentação Financeira*) or CPMF, and to the IOF. The income on financial transactions received by Brazilian entities are also subject to the Contribution for the Social Integration Program (*Programa de Integração Social*), or PIS, and the Contribution for Social Security (*Contributição para o Financiamento da Seguridade Social*), or COFINS. The PIS and COFINS rates are currently reduced to zero regarding most financial revenues received by entities subject to the non-cumulative PIS/COFINS taxation system.

Income tax

The income tax assessed on the interest received on financial transactions by Brazilian residents generally depend on: (i) the type of investment (fixed or variable income, as defined by Brazilian law, the later usually having more favorable treatment), and (ii) the investment maturity (long-term investments are usually subject to lower rates). Investments in Brazilian financial and capital markets by persons resident or domiciled abroad are generally subject to the same taxation rules applicable to Brazilian residents, except for foreign investments made in accordance with the rules set forth by the CMN, which currently benefit from a special taxation regime.

Contributions to PIS and COFINS

PIS and COFINS contributions are social contributions owed by corporations based on the gross revenues of a corporation, regardless the accounting treatment of such revenues. In the case of financial institutions, total revenues consist of the gross revenues derived from services provided.

Brazilian law accounts for two regimes for calculating PIS and COFINS, a cumulative and non-cumulative regime.

The non-cumulative regime was established by Law No. 10,637 and 10,833, respectively, for PIS and COFINS. Under this regime, corporations may recover the amounts paid to PIS and COFINS in the acquisition of certain goods. Among the permitted credit under Article 3 of Law No. 10,833 of December 29, 2003, are credits equivalent to depreciation taxes for corporations that are taxable under the non-cumulative regime. The applicable rates are generally 1.65% for PIS and 7.6% for COFINS. However, other rates may apply, depending on the kind of revenue or activity of the taxpayer. The non-cumulative regime is applicable to corporations taxed on real income.

The cumulative regime, on the other hand, is applicable, among other, to corporations taxed on presumed income, at rates of 0.65% and 3% for PIS and COFINS, respectively, and has no right to use any credits for owed taxes.

Although financial institutions are subject to the cumulative regime, they are taxed differently from the other corporations. The PIS and COFINS rates applicable to financial institutions are 0.65% and 4%, respectively. In addition, financial institutions are also authorized to deduct funding expenses from their tax base in the calculation of PIS and COFINS.

Tax on financial transactions (IOF)

IOF, as set forth in Law No. 8,894, of June 21, 1994, and Decree No. 4,494, of December 3, 2002, is a federal tax levied on four different types of transactions at different rates. At the date of this offering memorandum, rates are much lower than their legal limit. However, IOF rates may at any time be altered by the Brazilian government by means of an Executive Decree, up to their legal limit, without need of congressional approval. Changes in the IOF legislation are also immediately applicable, although any increase in IOF rates would only be applicable only to future transactions (i.e., would not be retroactive).

Foreign exchange transactions performed by institutions authorized to deal with foreign exchange are potentially subject to the IOF at a maximum rate of 25%. Such rate is presently reduced to zero (the current general rule), except for limited cases, including (i) inflows of funds into Brazil relating to currency loans with minimum average terms of up to 90 days, which are subject to a 5% rate, and (ii) exchange transactions entered by the banks and resulting from the acquisition of goods and services from abroad by a credit card user, which are subject to a 2% rate.

The IOF also applies to credit transactions in general performed by financial or non-financial entities (except for foreign credit transactions) which are subject to a 0.0041% daily rate, up to a limit of 1.5% annually. In limited cases, the IOF rate on credit transactions may be reduced to zero.

The IOF on transactions relating to securities and negotiable instruments has a maximum rate of 1.5% per day. Current rates vary, however, from 0% to 1.5% depending on the type of transaction. Investments in variable income, including those taking place in stock exchanges and futures and commodities exchanges, are not subject to the IOF.

Temporary contribution on financial transactions (CPMF)

The CPMF is a tax imposed on any transfers of *reais* held in bank accounts with certain limited exemptions such as stock market transactions. The CPMF is applicable to the entire transfer amount and its current rate is 0.38%. Financial institutions are subject to a zero CPMF rate on financial transactions entered into in the ordinary course of their business. At December 19, 2003, a Constitutional Amendment extended the period for the collection of the CPMF until December 31, 2007. On July 13, 2004, Law No. 10,892 created the so-called "investment accounts" which allow investors to make financial investments and migrate funds from one to another without paying CPMF (except for the first transfer of funds to the investment account).

The Brazilian government may extend the applicability of CPMF or change its rate at any time, subject to the limits established by the Brazilian Constitution.

Regulations affecting our relationship with our clients

The relationship between financial institutions and their clients is regulated in general by laws applicable to all commercial transactions, and by the Brazilian Civil Code in particular. However, regulations established by the CMN and the Central Bank address specific issues relating to banking activity and contracts, complementing the general regulation.

The Consumer Defense Code and the Banking Client Defense Code

In 1990, the Brazilian Consumer Defense Code (*Código de Defesa do Consumidor*) was enacted to govern the relationship between product and service providers and consumers and to protect final consumers. In June 2006, the Brazilian Supreme Court of Justice ruled that the Brazilian Consumer Defense Code also applies to transactions between financial institutions and their clients. Financial institutions are also subject to specific regulation of the CMN, which governs the relationship between financial institutions and their clients. Accordingly, interest charges in connection with individual lending and consumer-directed credit transactions are subject to judicial review if considered abusive.

CMN Resolution No. 2,878 dated July 26, 2001, as amended by Resolution No. 2,892 dated September 27, 2001, established new rules with respect to the settlement of financial transactions and to services provided by financial institutions to clients and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions. The new regulation consolidates all the previous related rules. These rules are summarized below:

- financial institutions must ensure that clients are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect the counterparties against abusive practices. All queries, consultations or complaints regarding agreements or the publicity of clauses must be promptly answered, and fees, commissions or any other forms of service or operational remuneration cannot be increased unless reasonably justified (in any event these cannot be higher than the limits established by the Central Bank);
- financial institutions are prohibited from transferring funds from their clients' different accounts without prior authorization;
- financial institutions cannot require that transactions linked to one another must both be carried out by the same institution. If the transaction is dependent on another transaction, the client is free to enter into the latter with any financial institution he or she wishes;
- financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services. Financial institutions are liable for any damages caused to their clients by their misrepresentations;
- interest charges in connection with individual lending and consumer-directed credit transactions must be proportionally reduced in case of anticipated settlement of debts;
- clients have the right to withdraw up to R$5,000 upon request. For higher amounts, clients are required to give the financial institution at least twenty-four hours' prior notice; and
- adequate treatment for the elderly and physically disabled.

Bank failure

Intervention, administrative liquidation and bankruptcy

The Central Bank may intervene in the operations of a financial institution not controlled by the Brazilian government if there is a material risk for creditors, or if the financial institution frequently violates applicable regulations. The Central Bank may also intervene if liquidation can be avoided or it may perform administrative liquidation or, in some circumstances, require the bankruptcy of any financial institution except those controlled by the Brazilian government.

Administrative liquidation

An administrative liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian government) may be carried out by the Central Bank if it can be established that:

- debts of the financial institution are not being paid when due;
- the financial institution is deemed insolvent;
- the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors;
- management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or upon
- cancellation of its operating authorization, a financial institution's ordinary liquidation proceedings are not carried out within 90 days or are carried out with delay representing a risk to its creditors, at the Central Bank's discretion. Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution's officers or by the intervener appointed by the Central Bank in the intervention proceeding.

Administrative liquidation proceedings may cease:

- at the discretion of the Central Bank if the parties concerned assume the administration of the financial institution after having provided the necessary guarantees;
- when the liquidator's final accounts are rendered and approved, and subsequently filed with the competent Public Registry;
- when converted to an ordinary liquidation; or
- when the financial institution is declared bankrupt.

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime (*Regime de Administração Especial Temporaria*), or RAET, which is a less restrictive form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally.

The RAET may be imposed by the Central Bank in the following circumstances:

- continuous practice of transactions by the institution contrary to the economic and financial policies established by Brazilian federal law;
- the institution fails to comply with the compulsory reserves rules;
- the institution has operations or circumstances which call for an intervention;
- reckless or fraudulent management of the institution;

- the institution faces a shortage of assets; and
- the occurrence of any of the events described above that may result in a declaration of intervention.

The main object of the RAET is to assist the recovery of the financial conditions of the institution under special administration. Therefore, the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continues to operate in its ordinary course.

Repayment of creditors in liquidation

The Credit Insurance Fund (*Fundo Garantidor de Crédito*) is a deposit insurance system which guarantees a maximum amount of R$60,000 of deposits and credit instruments held by an individual against a financial institution (or against financial institutions of the same financial group). The Credit Insurance Fund is funded principally by mandatory contributions from all Brazilian financial institutions that work with client deposits. The payment of unsecured credit and client deposits not payable under the Credit Insurance Fund is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

Brazilian payment system

In December 1999 the Brazilian government released new rules for the settlement of payments in Brazil, based on the guidelines adopted by the BIS. After a period of tests and gradual implementation, the Brazilian Payment and Settlement System began operating in April 2002. The Central Bank and CVM have the power to regulate and supervise this system. Pursuant to these rules, new clearing houses may be created and all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and the risks currently borne by the Central Bank. The most important principles of the Brazilian Payment System are:

- the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearing houses;
- the clearing houses, with some exceptions, will be liable for the payment orders they accept; and
- bankruptcy laws do not affect the payment orders made through the credits of clearing houses, nor the collateral granted to secure those orders. However, clearinghouses have ordinary credits against any participant under bankruptcy laws.

The systems comprising the Brazilian clearing systems are responsible for creating safety mechanisms and rules for controlling risks and contingencies, for loss sharing among market participants and for direct execution of participants' positions, performance of their agreements and foreclosure of collateral held under custody. In addition, clearing houses and settlement services providers that are considered important to the system are obligated to set aside a portion of their assets as an additional guarantee for the settlement of transactions.

Under these rules, responsibility for the settlement of a transaction is assigned to the clearinghouses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement services provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions chartered by the Central Bank are also required under these rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

- maintain and document criteria for measuring liquidity risks and mechanisms for managing them;
- analyze economic and financial data to evaluate the impact of different market scenarios on the institution's liquidity and cash flow;

- prepare reports to enable the institution to monitor liquidity risks;
- identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;
- adopt system controls and testing them periodically;
- promptly provide to the institution's management available information and analysis regarding any liquidity risk identified, including any conclusions or remedies adopted; and
- develop contingency plans for handling liquidity crisis situations.

Foreign investment and the Brazilian Constitution

Foreign banks

The Brazilian Constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Foreign investment in Brazilian financial institutions

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government.

Foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions negotiated on a stock exchange, such as the preferred shares issued under this offering, or units depositary receipts offered abroad representing non-voting shares or other securities, including subscription receipts, backed by non-voting shares, without specific authorization. See "Risk Factors—Risks Relating to our Preferred Shares—If the Central Bank does not approve our capital increase in the primary offering on a timely basis, we will offer units instead of preferred shares" for more information about the securities that may be offered under this offering.

BUSINESS

Overview

We are one of the leading banks that provides loans to Brazilian companies in the middle-market segment, which we define as companies with annual gross revenues between R$8.0 million and R$300.0 million. Since the late 1980s, we have offered a wide range of credit products to these companies secured by collateral. At December 31, 2006, we were the 28th largest Brazilian bank not owned by public entities in terms of volume of assets, according to Standard & Poor's. At March 31, 2007, we had assets of R$3,363.9 million, shareholders' equity of R$497.0 million and a loan portfolio of R$1,888.0 million, 81.3% of which consisted of loans made to middle-market companies.

For the three months ended March 31, 2007, our return on average shareholders' equity was approximately 13.8%, compared to 20.5%, 23.2% and 21.4% for the years ended December 31, 2004, 2005 and 2006, respectively. Based on our historical performance and our solid financial position, we believe that we will be able to maintain similar rates in the future, including during periods of unfavorable economic conditions, such as increased inflation or interest rates or higher exchange rate volatility.

We operate through 20 branches located in 13 Brazilian states. We had approximately 2,000 active middle-market clients at March 31, 2007. We believe that a significant potential client base of Brazilian small- and medium-sized companies exists, which will allow us to continue to expand our activities in the middle-market segment, which grew significantly between 2004 and 2006.

In 2004, we started operations in the individual lending market by offering payroll deduction loans under the DayCred brand. At March 31, 2007, our portfolio of such loans was R$285.0 million, which we originated through a wide distribution network consisting of 85 banking correspondents. To further benefit from the potential growth of the Brazilian individual lending segment, we began to offer vehicle financing in 2006. At March 31, 2007, our loans to individuals represented 18.7% of our total loan portfolio.

We seek to diversify our sources of funding to avoid mismatches between the respective interest rates and maturities of our funding and the loans that we grant, and to obtain liquidity to allow us to take advantage of growth opportunities. Our time deposits are our primary source of funding and amounted to R$1,289.6 million at March 31, 2007, representing 49.0% of our total funding. At December 31, 2004, 2005 and 2006, our time deposits represented 57.5%, 46.0% and 47.0% of our total funding, respectively. At March 31, 2007, this source of funding had an average cost of approximately 103.0% of the Interbank Deposit Certificate (*Certificado de Depósito Interbancário*), or CDI, and an average term of 272 days. Our sources of funding also include debt issued in the international markets, with coupons varying from 6.875% to 7.75% per annum. The aggregate outstanding balance of such debt was R$390.2 million at March 31, 2007, representing 14.8% of our total founding. At December 31, 2004, 2005 and 2006, these notes represented 14.0%, 15.2% and 16.3%, respectively, of our total funding. Our funding denominated in U.S. dollars represented 19.5% of our total funding at March 31, 2007, and included the balance of borrowings and onlendings denominated in U.S. dollars in addition to the notes.

We also engage in foreign exchange, trade financing and asset management transactions, which complement our lending operations and allow us to achieve certain synergies with our other operations. At March 31, 2007, we managed six investment funds with total shareholders' equity of R$154.2 million. At that date, the net balance of our foreign exchange and trade financing transactions amounted to R$40.4 million.

We believe that the quality of our services, our credibility and our solid reputation are recognized in the Brazilian financial market, as evidenced by our being named as the best middle-market bank by *Gazeta Mercantil*/Austin Ratings in 2005, 2006 and 2007 and by FGV/*Conjuntura Econômica* magazine in 2006. We have some of the highest local ratings among Brazilian medium-sized banks: "A+" from Austin Ratings, "A-" from Fitch Ratings and "BBB+" from Standard & Poor's.

The following tables highlight certain of our financial information for the periods indicated:

	At December 31,				At March 31,	
	2004	2005	2006	2006	2007	2007
	(R$ millions, Except percentages)			(US$ millions, except percentages)[1]	(R$ millions, except percentages)	(US$ millions, except percentages)[1]
Total assets	1,213.0	2,166.8	3,088.0	1,506.3	3,363.9	1,640.9
Shareholders' equity	334.4	365.7	437.8	213.6	497.0	242.4
Loan portfolio	651.7	980.9	1,639.2	799.6	1,888.0	921.0
Deposits	523.7	929.6	1,348.6	657.9	1,542.1	752.2
Funds from acceptance and issuance of securities	107.9	252.9	398.4	194.3	390.2	190.3
Basel index[2]	27.2%	25.1%	20.4%	20.4%	21.7%	21.7%
Cash, interbank investments and securities and derivatives	528.0	1,159.5	1,413.9	689.7	1,378.5	672.4
Allowance for loan losses as a percentage of total loan portfolio	2.9%	3.0%	2.8%	2.8%	2.4%	2.4%

	For the year ended December 31,				For the three months ended March 31,		
	2004	2005	2006	2006	2006	2007	2007
	(R$ millions, except percentages)			(US$ millions, except percentages)[1]	(R$ millions, except percentages)		(US$ millions, except percentages)[1]
Net income	70.1	81.5	85.1	41.5	13.6	63.3	30.9
Return on average shareholders' equity	20.5%	23.2%	21.4%	21.4%	3.6%	13.8%	13.8%
Return on average assets	6.4%	5.8%	3.7%	3.7%	0.7%	2.0%	2.0%
Efficiency index[3]	26.8%	37.0%	38.3%	38.3%	46.6%	23.3%	23.3%

(1) Translated into US$ solely for the convenience of the reader. The rate used to translate such amounts was R$2.050 to US$1.00 (subject to rounding adjustments), which was the selling exchange rate in effect at March 31, 2007, respectively, as reported by the Central Bank.

(2) Basel index corresponds to 11% of our adjusted shareholders' equity divided by the minimum amount of capital we are required to maintain pursuant to the regulations of the Central Bank.

(3) Efficiency index is calculated by dividing (a) the sum of (i) personnel expenses and (ii) other administrative expenses, excluding depreciation and amortization by (b) the sum of income from services provided and gross profit from financial intermediation, excluding the effects of the allowance for loan losses. Efficiency index is not calculated using a standard methodology and may not be comparable to the definition of efficiency index or similarly titled measures used by other companies. Efficiency index is not a measure calculated in accordance with Brazilian GAAP or U.S. GAAP. We believe that the efficiency index allow a better understanding of our operational performance.

Our Strengths

We believe that our leadership position among medium-sized Brazilian banks is a result of the following strengths:

Significant and Solid Operations in the Middle-Market Lending Segment

We have operated in the Brazilian middle-market lending segment since 1989. This segment has experienced significant growth in recent years as a result of the low level of indebtedness of small- and medium-sized Brazilian companies, a more stable economic environment and decreasing interest rates in Brazil. We have developed a solid and close relationship with our clients by offering high-quality services and a broad range of credit products that are tailor-made to their particular needs and adjusted to reflect the specific requirements of the middle-market segment. We believe that our network of branches and other distribution channels, together with our team of specialized sales managers, allow us to efficiently respond to our clients' needs, including by rapidly approving loans without compromising our conservative risk policies. We believe that these features represent a significant competitive advantage in relation to other banks that do not specialize in the middle-market lending segment and place us in a favorable position to benefit from future growth of this segment in Brazil

Conservative and Solid Financial Position

Our activities are based on the maintenance of a solid financial position and the adoption of conservative credit and investment policies. We seek to maintain our liquidity by investing at least 30.0% of our deposits in cash and cash equivalents. To minimize liquidity risks, we also seek to avoid mismatches between our credit portfolio and our sources of funds by diversifying and extending the maturity of our funding. At March 31, 2007, our funding was composed of demand deposits, interbank deposits, time deposits, other deposits, money market funding, funds from acceptance and issuance of securities, and borrowings and onlendings, which represented 4.4%, 49.0%, 21.9% and 14.8% of our total funding, respectively. Our Basel index at March 31, 2007 was 21.7%, which was significantly higher than the 11.0% rate required by the Central Bank and higher than the average of the Basel indexes of all other banks currently listed on the BOVESPA. Our financial strength is confirmed by our local ratings, which are among the best of same-sized Brazilian banks operating in the same segments as us: "A+" from Austin Ratings, "A-" from Fitch Ratings, and "BBB+" from Standard & Poor's.

Quality of Loan Portfolio

We believe that the quality of our loan portfolio and the low level of loan defaults that we have experienced are principally a result of our ability to select clients with an acceptable risk profile and to closely monitor the collateral that they grant us with respect to the loans that we make. At March 31, 2007, 94.8% of our loan portfolio was classified as AA to B, according to the risk classification system established by the Central Bank, compared to an average of 81.5% for the Brazilian financial system. At December 31, 2004, 2005 and 2006, the percentage of our loan portfolio represented by AA to B credits was 88.8%, 92.9% and 94.0%, respectively. In addition, our allowance for loan losses represented 2.4% of our total loan portfolio at March 31, 2007, compared to an average of 6.2% for the Brazilian financial system. At December 31, 2004, 2005 and 2006, our allowance for loan losses represented 2.9%, 3.0% and 2.8%, respectively, of our total loan portfolio. In order to mitigate the risks that could result from a concentrated client base, our credit policy establishes limits on the percentages that each industry or client may represent in our total loan portfolio. At March 31, 2007, our ten largest middle-market clients represented 10.7% of our total loan portfolio, compared to 19.2%, 13.9% and 11.6% at December 31, 2004, 2005 and 2006.

In addition, the nature of the segments in which we operate contributes to the quality of our loan portfolio. Most of our middle-market loans are guaranteed by what we believe to be high-quality collateral. In addition, we believe that our payroll deduction loans have a reduced risk profile compared to other credit products since the installments on such loans are directly deducted from the payroll of the public or private sector employees or the pension paid to beneficiaries and retirees of the Social Security Agency (*Instituto Nacional da Seguridade Social*), or INSS, as the case may be, who are the borrowers under such loans.

Growth Potential with Low Marginal Costs

We believe that the segments in which we operate are among those with the greatest potential for growth in the Brazilian credit industry. We believe that we have the capacity to grow our operations with low marginal costs due to the combination of the following factors:

- we have a state-of-art technology platform with differentiated proprietary systems to evaluate and monitor loans and the capacity to support a significant increase in our client base;

- our database contains historical information on over 750,000 companies and individuals, including current and potential clients, which allows us to rapidly and safely evaluate their credit risk and the quality of the collateral they are able to provide;
- our brand is strongly recognized, partially as a result of the awards we have received (such as the best middle-market bank according to *Gazeta Mercantil*/Austin Ratings in 2005, 2006 and 2007 and by FGV/*Conjuntura Econômica* magazine in 2006), which we believe helps us to attract new clients without significant marketing initiatives and enhances our credibility in the market;
- we have expertise in the development of efficient distribution channels for our products, which we believe will allow us to further expand them at reduced marginal costs; and
- we recently moved to new headquarters at Avenida Paulista, one of the main financial centers in the city of São Paulo and in Latin America, that will allow us to accommodate future personnel increases without additional investments in real estate.

Agility and Efficiency in Developing New Products

We believe that our solid and flexible operating structure, together with the expertise of our experienced management team, have allowed us to develop new products and to quickly explore market opportunities at low costs and in compliance with our stringent return and risk exposure criteria. For example, in 2004 we identified the substantial growth potential of the individual lending segment and started to offer payroll deduction loans. We rapidly implemented an efficient operating structure for offering such loans which, at March 31, 2007, consisted of 90 agreements entered into with private employers and governmental entities and a distribution network comprised of 85 banking correspondents. In 2006, we continued to expand our individual lending portfolio and began offering financing for new and used vehicles.

Experienced Management Committed to High Standards of Corporate Governance

Our senior executives, who are also our shareholders, have substantial experience in the Brazilian financial markets and are fully committed to our interests and goals. Our chief executive officer has more than 40 years, and our other senior executives have more than 15 years, of experience in the Brazilian banking industry and extensive knowledge of our business. We believe that our management is capable of identifying potential growth opportunities that arise in the market and establishing competitive strategies that increase our profitability while reducing our costs and the risks in our portfolio. Our administrative structure is based on the strict definition of activities for each of our areas of operation, which enhances our efficient decision-making process. We seek to stimulate and retain our employees by offering attractive compensation plans which have contributed to our low employee turnover. We also seek to implement high standards of corporate governance, such as the creation of a board of directors that includes independent directors with experience in the financial markets.

Our Strategy

We seek to continue to grow on a sustainable and consistent basis and to create value for our shareholders through the following strategies:

Continue to Focus on the Middle-market Segment

Our main strategy will be to continue to focus on lending operations in the Brazilian middle-market lending segment. We believe that there are numerous potential middle-market clients in the regions in which we operate, and we intend to take advantage of the growth opportunities of this segment by:

- increasing our selected customer base while continuing to apply our credit and collateral quality criteria;
- growing and diversifying our distribution structure through the increase of our sales team and the opening of new branches in attractive locations, such as the states of Alagoas, Rio Grande do Sul, Ceará, Mato Grosso, Santa Catarina and São Paulo.

- retaining clients by offering a broad product portfolio that better serves their needs and differs us from our competitors, as well as through the development of new products, longer-term loans and foreign exchange financing. We are in the process of opening of a branch outside Brazil to improve our product portfolio and support the increasing volume of our foreign exchange transactions; and
- developing our activities for factoring receivables due from entities controlled by Brazilian federal, state and municipal governments in view of the high spreads of these transactions and our experience in dealing with these entities in our payroll deduction loan operations.

Continue to Take Advantage of Opportunities in the Individual Lending Segment

We intend to improve our market share in the individual lending segment by taking advantage of our experience in the lending market and our existing operating structure, as well as by offering new products that we deem attractive and by:

- increasing the volume of our payroll deduction loans through (i) the execution of new agreements with public entities, primarily federal agencies and smaller municipalities, (ii) the use of exclusive and innovative information technology tools to reach to new clients, and (iii) the strengthening of our relationships with banking correspondents through "loyalty" programs such as incentive and training initiatives;
- expanding our offering of vehicle financing products, which we started to provide in June 2006, through national coverage and a focus on higher value-added products such as financing heavy vehicles;
- offering real estate financing for fiduciary sales as part of our payroll deduction loan operations, which we believe is an undeveloped product in Brazil and has significant potential growth due to recent incentives adopted by the Brazilian government; and
- using our existing distribution channels to develop and offer new products, in order to realize economies of scale and reduce our marginal costs.

Diversify our Sources of Funding

As a result of our increased capital base after completion of this offering, we expect to improve our credit ratings, which we believe will allow us to diversify and extend the maturity of our funding sources while reducing their costs, including through new debt issuances in the international markets. In addition, we expect that the decrease in our funding costs and the extension of our funding maturity will enhance our ability to extend credit to our clients on competitive terms.

Maintain our Solid Financial Base

We intend to maintain the quality of our assets by continuing to apply our conservative credit and risk management policies, which we believe have been critical for the reduced default levels of our clients in recent years. In addition, we believe that our high liquidity level has also allowed us take advantage of growth opportunities. Accordingly, we intend to continue to invest at least 30.0% of our deposits in cash and cash equivalents. We will continue to seek to maintain adequate liquidity levels that are compatible with market standards and that provide us with long-term financial stability.

History

We were created in 1968 as Daycoval Distribuidora de Títulos e Valores Mobiliários Ltda. In 1989, our name was changed to Banco Daycoval S.A. after we were authorized to operate as a multiple-service bank by the Central Bank. Since then, we have offered financing for middle-market companies. In 1994, we were authorized by the Central Bank to operate commercial portfolios and in 1995, to conduct foreign exchange transactions to support our middle-market lending operations.

In March 2007, we created Dayprev Vida e Previdência S.A., or Dayprev Vida, to operate in the insurance business. Dayprev Vida will commence operations after we obtain approval from the Superintendence for Private Insurance (*Superintendência de Seguros Privados*), or SUSEP.

In March 2007, we and our shareholders completed a corporate restructuring that resulted in the creation of Daycoval Holding Financeira S.A., which holds 100.0% of our capital stock and is controlled by the Dayan family. After the completion of the offering, assuming no exercise of the over-allotment option, the Dayan family will hold 100.0% of our voting shares and 74.9% of our total capital stock.

The following chart indicates our corporate structure before the completion of the offering:


Daycoval Holding Financeira S.A.(1)
Total: 85.0%
Common: 100.0%
Salim Dayan
Total: 5.0%
Preferred: 33.3%
Carlos Moche Dayan
Total: 5.0%
Preferred: 33.3%
Morris Dayan
Total: 5.0%
Preferred: 33.3%
Banco Daycoval S.A.
ACS Participações Ltda.
Total: 99.9%
Daycoval Asset Management Adm. de Recursos Ltda.
Total: 99.9%
SCC Assessoria em Cad. e Cobr. Ltda.
Total: 99.9%
IFP Planej. e Consult. em Informática Ltda.
Total: 99.9%
Treetop Investments Ltd.
Total: 99.9%

(1) Daycoval Holding Financeira S.A. is controlled by the Dayan family. For further discussion of Daycoval Holding Financeira S.A.'s corporate ownership, see "Principal and Selling Shareholders."

Our executive offices are located at Avenida Paulista, 1793, in the City of São Paulo, in the State of São Paulo, CEP 01311-200, Brazil. Our investor relations telephone number is +55 (11) 3138-0504.

Subsidiaries

Our principal subsidiaries are as follows:

Daycoval Asset Management Administração de Recursos Ltda.

We own 99.99% of Daycoval Asset Management, which manages investment funds and asset portfolios of our clients. At March 31, 2007, Daycoval Asset Management had shareholders' equity of R$1.7 million.

ACS Participações Ltda.

ACS Participações Ltda., or ACS, is our wholly owned subsidiary, and holds 99.99% of the ownership interests of Treetop Investment Ltd., SCC Assessoria em Cadastro e Cobrança Ltda. and IFP Planejamento e Consultoria em Informática Ltda. At March 31, 2007, ACS's shareholders equity was $37.4 million.

Treetop Investment Ltd.

Treetop Investment Ltd., or Treetop, is a company incorporated in the Bahamas and is used mainly as a investment vehicle for our operations. At March 31, 2007, Treetop's shareholders equity was R$42.2 million.

SCC Assessoria em Cadastro e Cobrança Ltda. and IFP Planejamento e Consultoria em Informática Ltda.

SCC Assessoria em Cadastro e Cobrança Ltda, or SCC, and IFP Planejamento e Consultoria em Informática Ltda, or IFP, ceased operating in February 2006. Both SCC and IFP provided services that complemented our credit operations. At March 31, 2007, the shareholders equity of each of the companies amounted to R$0.1 million.

Principal Products

Our principal activity is providing loans to Brazilian companies in the middle-market segment, which we define as companies with annual gross revenues between R$8.0 million and R$300.0 million. We offer to these companies credit products such as working capital loans, foreign trade financing, bank guarantees and the factoring of receivables, in each case secured by collateral provided by the borrower. We also offer credit products to individuals including payroll deduction loans, vehicle financing and direct consumer credit. In addition, we provide directly or through our subsidiaries services that are complementary to our credit products, such as asset management and receivables collection.

The table below shows the breakdown of our loan portfolio by major clients:

	At March 31, 2007	
	Amount	% of total loan portfolio
	(in R$ millions)	
10 largest clients	202.3	10.7%
11th to 60th largest clients	394.9	20.9%
61st to 160th largest clients	363.9	19.3%
Other loans	926.9	49.1%
Total loan portfolio	**1,888.0**	**100.0%**

Middle-market lending

At March 31, 2007, our total credit portfolio to middle-market companies was R$1,553.8 million and our client base included companies from more than 30 different sectors in the Brazilian economy. At that date, our largest client accounted for less than 4.0% of our total loan portfolio and we had 1,744 active middle-market clients. The principal types of collateral that we take are trade bills, receivables, checks and pledges.

Working Capital. Working capital loans are provided in local and foreign currency and generally have short or medium-term maturities. Our broad range of working capital loans is designed to meet the specific needs of each of our customers and includes bank credit certificates, loan agreements, and "*compror*" and "*vendor*" loans. The "*vendor*" loan consists of financing under which a company can sell its products on credit while receiving payment in cash. The main advantage of this type of financing is that the sale is financed by the bank, not the seller. Under this type of financing, the buyer is the main obligor of the loan and the seller remains liable for the buyer's default on loan payments. Under the "*compror*" loans, the bank finances the buyer's acquisition of the goods and seller is not liable for any payments due under the loan. At March 31, 2007, our working capital loans amounted to R$1,262.3 million, or 66.9% of our total loan portfolio.

Factoring of Receivables. Another receivable-based product that we offer is the factoring of receivables. We advance funds to our clients by acquiring their receivables at a discount. This discount varies depending on various factors, including the maturity dates and the credit quality of the receivables. At March 31, 2007, our factoring of receivables operations totaled R$215.4 million, or 11.4% of our total loan portfolio.

Foreign trade financing. Our foreign trade financing consists mainly of advances on foreign exchange contracts (ACC), advances on exchange delivered (ACE) and export prepayment transactions. Under the ACC and ACE agreements, we advance funds in *reais* to the exporter before the goods are shipped. After we receive the shipment documents, we forward them abroad to the importer of the goods against payment in foreign currency. If the importer defaults on any payments due under the exports transaction, we have recourse against the exporter for the full amount of the credit granted. In export prepayment transactions, we offer collateral to foreign banks that advance funds directly to Brazilian exporters on behalf of the importer. The average term of our foreign trade financing is 120 days. At March 31, 2007, we had R$76.1 million in outstanding foreign trade financing, or 4.0% of our total loan portfolio.

Bank Guarantees. Under our bank guarantees, we guarantee our clients' cash obligations to third parties. These guarantees consist mainly of financial guarantees for payments due under debt instruments issued by our clients (aval) or for other general personal obligations (*fiança*). At March 31, 2007, the outstanding amount of the guarantees we provided was R$29.3 million, or 1.6% of our total loan portfolio.

Individual lending

In 2004, we started our operations in the individual lending segment by offering payroll deduction loans. In 2006, we expanded our operations to include vehicle financing and direct consumer credit. We intend to improve our market share in the individual lending segment by offering new products, including real estate financing for fiduciary sales. At March 31, 2007, the total balance of our individual loan portfolio amounted to R$334.2 million, or 17.7% of our total loan portfolio.

Payroll Deduction Loans

In 2004, we started offering payroll deduction loans to public sector employees under the DayCred brand, of which we filed an application for registration with the INPI. Currently, our payroll deduction loan portfolio includes public sector employees at the Brazilian federal, state and municipal levels (including, at the federal level, members of Brazil's armed forces), employees from Brazil's private sector, and pension beneficiaries and retirees in the INSS system.

Our payroll deductions loans are governed by agreements we have executed with our borrowers' public and private sector employers and with the INSS. At March 31, 2007, we were party to approximately 90 of these agreements, most of which have an indefinite duration and are subject to termination upon prior notice by either party. Some of those agreements have a defined term ranging from one to three years. If these agreements are terminated, the private employers or the public entities, as the case may be, remain responsible for withholding payments related to the outstanding credit we granted prior to such termination.

Our income from payroll deduction loans increased 20.6%, from R$236.3 million on December 31, 2006 to R$285.1 million in the three months ended March 31, 2007, and amounted R$2.5 million and R$66.5 million on December 31, 2004 and 2005, respectively.

The table below shows our payroll deduction loan portfolio by type of employer at March 31, 2007:

Entity	% of total payroll deduction loan portfolio
INSS	45.7
Federal government	3.5
State governments	29.6
Municipal governments	6.3
Armed forces	14.6
Private sector employers	0.3

INSS. A significant portion of our loan portfolio consists of payroll deduction loans to pension beneficiaries and retirees of the INSS. Under these loans, the pension beneficiary or retiree authorizes the INSS to deduct each installment of the loan directly from the benefit. These deductions are limited to a 30.0% monthly cap established by law. On September 29, 2005, the INSS issued a normative ruling, which placed a 36-month limit on the period over which deductions can be made. On October 24, 2006, the CNPS reduced the maximum interest rate applicable to the INSS pension beneficiaries and retirees to 2.78% and 2.72% per month, respectively. Currently, there is no age restriction applicable to beneficiaries and retirees for the execution of these loans, although the Brazilian Civil Code may restrict such execution in limited cases. At March 31, 2007, our INSS payroll deduction loans amounted to R$127.5 million, or 6.8% of our total loan portfolio.

Public sector employees. Brazilian law allows governmental entities to deduct repayment installments of loans directly from the payroll of their employees, provided that certain conditions are satisfied. The employee must authorize the public entity to make such deductions prior to their commencement. As with deductions for INSS recipients, this deduction is limited to an amount that, combined with other optional deductions (such as association payments and retirement plan and life insurance contributions) and other mandatory deductions (such as withheld income tax, social security contributions, union contributions, alimony and child support, and other withholdings required by law) equals 30.0% of the employee's monthly salary. If optional and mandatory deductions exceed 70.0% of the employee's monthly gross salary, the optional deductions in excess of that amount (including the payroll deduction loans we grant) may be suspended. At March 31, 2007, our payroll deduction loans for public sector employees amounted to R$150.8 million, or 8.0% of our total loan portfolio.

Private sector employees. Brazilian law also allows employees employed by private entities to authorize the deduction of loan installments from their paycheck. This deduction is limited, together with other deductions, to a cap of 30.0% of the employee's compensation (excluding mandatory deductions). We intend to increase the volume of these loans in 2007, as they currently account for a small portion of our portfolio. At March 31, 2007, our payroll deduction loans for private sector employees amounted to R$1.1 million, or 0.1% of our total loan portfolio.

Other Individual Loan Products

In addition to payroll deduction loans, we increased our individual lending portfolio in July 2006 by offering financing for new and used vehicles. This product is distributed by agents that operate in vehicle dealerships and shops strategically located in the most developed regions of Brazil. As of March 31, 2007, our financing for vehicles amounted to R$49.2 million, or 2.6% of our total loan portfolio.

Collection Services

We provide services for the collection of credit instruments held by our clients based on our own collection procedures. Our fee for providing these services varies according to the terms and conditions of each agreement.

Other Services and Products

We also engage in foreign exchange and asset management transactions, which complement our lending operations and allow us to achieve certain synergies in our operations.

Treasury Operations

Our treasury operations seek to avoid mismatches between the respective interest rates and maturities of our funding and the loans we grant, as well as to obtain liquidity. We do not establish minimum performance goals for our treasury operations, but we usually arbitrate price distortions detected in the market to generate earnings. We operate mainly with government bonds instruments, which are recorded in our financial statements as available for sale and therefore have their value subject to value mark-to-market adjustments. To a lesser extent, we also use derivative instruments and debt and equity issuances to manage our liquidity.

Clients

Our clients are principally composed of small- and mid-sized companies with annual gross revenues between R$8.0 million and R$300.0 million. We have an extensive and diversified client base and do not significantly depend on any particular client. We also operate in the individual lending segment, in which our client portfolio consists of individuals and is highly fragmented. The diversification of our client base is an essential aspect of our business strategy.

At March 31, 2007, our client base consisted of 1,744 active middle-market clients and 140,000 individuals.

The table below shows the composition of our loan portfolio by sector in which our clients operate at the dates indicated:

	At December 31,			At March 31,
	2004	2005	2006	2007
	(in R$ millions)			
Industry	232.1	294.6	444.3	471.3
Trade	158.9	183.2	262.5	298.4
Financial intermediation services	17.7	41.0	48.5	39.1
Other services	233.9	385.3	561.2	677.8
Individuals	9.1	76.8	278.4	353.5
Public sector	—	—	44.3	47.9
Total	**651.7**	**980.9**	**1,639.2**	**1,888.0**

Below is a description of the criteria we use for the clarification of our middle-market clients in each of the sectors.

- industry: loans granted to companies that operate in the manufacturing, mineral extraction, processing and transformation, construction and utility sectors, among others;
- trade: loans granted to companies that operate as intermediaries in the sale and purchase of products in the wholesale or retail segments;
- financial intermediation services: loans granted to banks, securities and exchange brokers and insurance companies;
- other services: loan granted to companies that render services relating to air, maritime, road or rail transportation, communication, education, culture and entertainment, among others;
- individuals: loans to individuals; and
- public sector: loans to public sector entities at the federal, state and municipal levels.

Credit Policy, Risk Management and Default Rates

We use conventional instruments of credit analysis and records to evaluate our middle-market clients. We usually initiate our credit operation through our commercial managers who are responsible for client prospecting. Subsequently, we analyze client data and verify the credit rating of the clients with credit protection agencies. If we do not identify any problems, a branch manager or superintendent contacts the potential client to formalize the relationship and conclude the prospecting process. Once this phase is finalized, we gather data and documents to create a client's credit file. Such documents and data, used to analyze the credit limit to be established, includes registration and accounting data, analytic indebtedness position, authorization to check the client's status with the risk department of the Central Bank, corporate documents and site visit reports drafted by the branch manager or superintendent.

Each credit proposal, with the exception of loans made to individuals, must be pre-approved by one executive officer or the entire board of executive officers, taking into account the type and amount of the loan and the collateral received, the borrower's credit history, spread to be charged and specific and global risks of our loan portfolio. The decision-making process in connection with the approval of our middle-market loans is as follows:

- loans of up to R$1.0 million: a special committee composed of three members must approve the transaction, subject to ratification by our board of executive officers,
- between R$1.0 million and R$5.0 million: one of our executive officers must approve the transaction, and
- over R$5.0 million: our entire board of executive officers must approve the transaction.

The credit limit approval is valid for a 180-day period. After that period, the credit limit must be reassessed. We are implementing a project to decentralize our decision-making process. As a result, we expect that part of the responsibilities of our board of executive officers, which has not yet been defined, will be delegated to a special committee.

For individual loans, we usually verify the credit rating of the individuals with credit protection agencies and request for income statements and proof of the residential address before granting any loans. These loans are approved by at least one of our executive officers.

The criteria we use to classify loans in our portfolio correspond to those established by the Central Bank. All of our clients receive a risk classification, and each loan granted to each client also receives a risk classification, depending on the risk level of the transaction and the amount we received as collateral. Classifications are determined by the credit line cap, type and amount of collateral to be received and spread to be applied. All transactions are confirmed by our back-office, which confirms the limits and receipt of all relevant documentation.

At March 31, 2007, 94.8% of our total loan portfolio was classified as AA to B according to the risk classification system established by the Central Bank, compared to 94.0%, 92.9% and 88.9% at December 31, 2006, 2005 and 2004, respectively. At March 31, 2007, our loans in default for more than 60 days represented 1.1% of our total loan portfolio, compared to 1.5%, 1.7% and 1.0% at December 31, 2006, 2005 and 2004, respectively. Our allowance for loan losses represented 1.7% of our total loan portfolio at March 31, 2007, compared to 2.8%, 3.0% and 2.9% at December 31, 2006, 2005 and 2004, respectively.

We believe that our risk management policy is essential for the maintenance of the quality of our loan portfolio and our low level of loan defaults, since it is designed to allow us select clients with an appropriate risk profile and to closely monitor the collateral that they grant us on the loans that we make. Our default levels are below average for banks in our segment in Brazil. The collateral granted to us is usually liquid and consist of trade bills, receivables, checks and pledges.

Distribution Network

Middle-market Segment

In 2006, we operated through 20 branches located in thirteen states of Brazil, and we plan to open additional branches in 2007. In addition, our distribution system currently includes 118 salesmen, as compared to 85, 80 and 45 at December 31, 2006, 2005 and 2004, respectively. Besides our physical presence, our internet banking system allows every client to conduct all of its banking transactions remotely, making our services accessible from cities where we are not physically present. We rely heavily on information technology resources to carry out our activities, and we intend to make new investments in this area in 2007 to increase our capacity to service clients via internet banking.

Individual Segment

Our main distribution channel in this segment is our network of 85 banking correspondents spread throughout Brazil. These banking correspondents are responsible for promoting, offering and selling our payroll deduction loan products, collecting all relevant documentation and agreements from clients and providing all information we request during the credit approval process. These banking correspondents have an extensive network of independent agents who further broaden our distribution network. We place independent agents in supermarkets and department, lottery and retail stores, as well as in vehicle dealerships (in the case of vehicle financing products). Banking correspondents are paid on a commission-fee basis calculated on the principal amount of loans granted.

As is customary in this market, our relationship with our banking correspondents is not exclusive, so they may generate business for other banks. Our revenues from payroll deduction loans and other credit products designed for lower-income classes are highly dependent on the willingness and ability of our banking correspondents and their independent sales agents to identify new borrowers for us.

Information Technology

Our information technology systems have been developed to meet our security and performance requirements. As a result, we use information technology systems that we believe are among the most cutting-edge in the market.

We believe that our security policy is well-disseminated among and abided by our employees. This policy regulates the access and use of all our information technology resources by our employees, and encompasses human, physical and logical security requirements, as well as encrypted resources. Additionally, our data center is equipped with a "no-break" system, fire extinguishing system and biometric access control. We maintain back-up tapes stored at a specialized company and a monitoring system that checks over 150 items on our network and notifies our operators in the event of any system failure. If any information technology system problem develops, we are able to continue our activities through our back-up site developed by the company ".comDominio". Our contingency plan activated by the site allows us access to 30 workstations and activates the essential banking systems for our operations within two hours.

Our principal systems were migrated to a state-of-the-art development platform so that they can also be accessed via web. In 2007, we intend to invest in new servers, expand our security system and data storage technology and enhance the availability of our database. Additionally, we are seeking to develop the expertise of our information technology team and we believe that 100% of our employees who operate these systems will be certified as "Microsoft Certified Professional (MCP)" by the end of 2007.

Competition

The financial services market in Brazil is highly competitive. We face direct competition from major multi-service banks in Brazil, such as Banco Bradesco S.A., Banco do Brasil S.A., Banco Safra S.A., Banco ABN AMRO S.A., Banco Santander Banespa S.A., Unibanco—União de Bancos Brasileiros S.A. and Banco Itaú S.A., as well as from medium-sized banks focused on the same business segments as ourselves, such as Banco Safra S.A., Banco J. Safra S.A., Banco BBM S.A., Banco Fibra S.A. and Banco Indusval S.A. In the individual lending segment, we face competition from Banco Panamericano S.A., Banco Bonsucesso S.A. and Banco BMG, among others.

Since 1990, the banking industry in Brazil has been going through a period of consolidation. Some banks have been liquidated, many major state-owned banks have been privatized and many medium-sized private-sector banks have been sold. Recently, Banco BMC S.A. was acquired by Banco Bradesco S.A. and Banco Cacique S.A. was acquired by Banco Societe Generale Brasil S.A. For more details, see "Regulation of the Brazilian Banking Industry—Principal financial institutions."

Marketing

We believe that the strong recognition of our brand is primarily the result of the solid and transparent image we have built with our clients and the awards that we have received (such as the best middle-market bank granted by *Gazeta Mercantil*/Austin Ratings in 2005, 2006 and 2007 and by FGV/*Conjuntura Econômica* magazine in 2006). We believe the strong recognition of our brand helps us to attract new clients without significant marketing initiatives and signals our credibility in the market. Unlike some of our competitors, our marketing efforts are usually limited to specific and focused marketing events.

Human Resources

Employees

On March 31, 2007, we had 412 employees. The table below shows the number of our employees by geographic location at the dates indicated:

Location	At December 31, 2004	At December 31, 2005	At December 31, 2006	At March 31 2007
São Paulo	215	253	299	332
Salvador	3	5	8	8
Belo Horizonte	6	8	9	9
Campinas	6	8	7	8
Londrina	—	—	5	6
Manaus	—	—	4	4
Porto Alegre	—	—	5	5
Recife	—	—	8	17
Rio de Janeiro	—	7	6	9
Ribeirão Preto	4	4	4	5
São Bernardo do Campo	6	8	8	9
Total	**240**	**293**	**363**	**412**

In addition to our employees, at March 31, 2007 we also had 79 service providers and 10 interns, who perform a number of different supporting activities.

Training

In order to meet the Central Bank's requirements, as well as improve the quality of our credit products, we regularly provide courses, seminars and conferences for our employees in their respective areas of expertise, including courses related to the prevention of money laundering. We also regularly pay for other courses and seminars requested by employees that we deem useful for our activities.

Payroll and Benefits

For the three months ended March 31, 2007, we had payroll expenses of R$10.6 million, including expenses in connection with salaries, payroll charges and benefits. These benefits include: (i) meal vouchers, (ii) food vouchers, (iii) fuel allowance (for commercial department only), and (iv) life insurance and private pension funds. We also maintain a profit sharing plan regulated by a collective bargaining agreement with the National Banks Federation (*Federação Nacional de Bancos*), or FENABAN, and the Banking Trade Union. In 2006, we distributed R$2.1 million to our employees as part of our profit sharing plan.

Unions and Collective Bargaining Agreements

Our employees are members of the Banking Trade Union (*Sindicato dos Bancários*) and we are members of the Bank Association (*Sindicato dos Bancos*). We believe we have good relationship with our employees and unions and we have never experienced a strike or other labor slowdown.

Properties

We rent the building where our head office is located as well as other buildings located in the cities of São Bernardo do Campo, Campinas, São Paulo and Ribeirão Preto (all of them in the State of São Paulo), Salvador (in the State of Bahia), Manaus (in the State of Amazonas), Rio de Janeiro (in the State of Rio de Janeiro), Porto Alegre (in the State of Rio Grande do Sul), Belo Horizonte (in the State of Minas Gerais), Londrina (in the State of Paraná) and Recife (in the State of Pernambuco). At March 31, 2007, we also owned properties due to our foreclosure of loans backed by real estate. Pursuant to regulations established by the Central Bank, we are required to sell this real estate within a year following its acquisition.

Intellectual Property

We own the "Daycoval" brand as well its respective logo, which is registered with the Brazilian Institute of Industrial Property (*Instituto Nacional de Propriedade Industrial*), or INPI. In addition, we have filed application for registration of the "DayCred" brand, which is currently being examined by the INPI.

We own the domain names "daycoval.com.br", "bancodaycoval.com.br" and "daycred.com.br", which are duly registered with the Information and Coordination Center Dot Br (*Núcleo de Informação e Coordenação do Ponto Br*), or NIC.br, the entity responsible for registering domain names in Brazil.

Insurance

We maintain insurance policies with Unibanco AIG and AGF Seguros to cover the risks we believe may affect our operations. Our insurance policies are renewed on an annual basis and contain standard terms and conditions applicable to insurance policies with similar coverage.

Our defined risk insurance policy provides coverage against damages caused by fire, electric short circuits, robbery and aggravated theft in our head offices at Avenida Paulista, as well any damage to our furniture and devices within such premise. The maximum aggregate indemnification to be paid under this insurance policy is R$20.0 million.

Our comprehensive business insurance policy covers the risks that may affect our units in the cities of São Paulo, Salvador, Belo Horizonte, Campinas, São Bernardo do Campo, Ribeirão Preto, Porto Alegre and Rio de Janeiro against damages caused by fire, lightning, explosions, electrical short circuits, damages to movable equipment, robbery and aggravated theft. The maximum aggregate indemnification to be paid under this insurance policy varies according to the covered location, ranging between R$0.5 million and R$ 1.6 million.

Material Agreements

We are parties to several agreements arising out of the normal course of our business, such as agreements for telecommunications, supply of goods and several services, such as banking services, security, collection and, information technology. We do not believe that any of those agreements taken individually is material.

At March 31, 2007, we had five agreements entered into with private employers and governmental entities, including with the municipality of the city of São Paulo and the Association of Public Employees of the Judicial System of the State of Rondônia (*Associação dos Funcionários do Poder Judiciário do Estado de Rondônia*), governing our payroll deduction loans.

Legal Proceedings

We are party to various judicial and administrative proceedings, including civil, labor and tax proceedings, arising in the ordinary course of our business. At March 31, 2007, our provisions for legal proceedings were approximately R$127.6 million, of which R$127.0 million related to tax proceedings, R$0.4 million related to civil proceedings and R$0.1 million related to labor proceedings. We believe that our provisions for judicial and administrative proceedings are sufficient to meet our probable losses. We do not believe that any individual pending proceedings, if adversely decided, would have a material adverse effect on us.

Tax Proceedings

We are party to a number of lawsuits involving the payment of certain taxes and contributions. Our principal tax proceedings are summarized below:

- IRPJ proceedings: we have disputed (i) the deduction of the amounts we pay for Social Contribution on Net Profits (*Contribuição Social sobre o Lucro Líquido*), or CSLL, from the tax base used for the calculation of IRPJ and (ii) the effect from the non-recognition of monetary adjustments of our balance sheet. At March 31, 2007, we had provisions of R$36.0 million in connection with these proceedings;
- CSLL proceedings: we have challenged (i) the effect from the non-recognition of monetary adjustments of our balance sheet, and (ii) the application of a differentiated tax rate for the calculation of the CSLL, and (iii) the deduction of CSLL paid from our tax base relating to the fiscal year ended December 31, 1996 of interest on shareholders' equity we paid in that year. At March 31, 2007, we had provisions of R$21.6 million in connection with these proceedings;
- Contribution for the Financing of Social Security (*Contribuição para o Financiamento da Seguridade Social*), or COFINS, proceedings: we have disputed the tax base for the calculation for the COFINS, which we believe is applicable to our net income as opposed to our total income from financial intermediation. At March 31, 2007, we had provisions of R$60.4 million in connection with these proceedings;
- Program for Social Integration (Programa de Integração Social), or PIS, proceedings: we have disputed the tax base for the calculation of the PIS, which we believe is applicable to our net income as opposed to our total income from financial intermediation. At March 31, 2007, we had provisions of R$9.0 million in connection with this proceedings.

Labor Proceedings

Most of our labor proceedings relate to the payment of overtime allegedly worked by our employees and the recognition of employment relationship by employees from outsourced service providers.

MANAGEMENT

Pursuant to our bylaws and Brazilian Corporation Law, we are managed by a *Conselho de Administração*, or board of directors, and a *Diretoria*, or board of executive officers. Our bylaws provide for a non-permanent fiscal council.

Board of Directors

Pursuant to our bylaws, our board of directors is composed of a minimum of three and a maximum of six directors, of which 20% must be independent directors. Should this percentage result in a fractional number, our board of directors may proceed to round it up, if the fraction is equal to or higher than 0.5, or down, if lower than 0.5. Therefore, if our board of directors comprises three members, at least one member must be an independent director. The minutes of the shareholders' meeting that elects the independent director must clearly identify such director.

Our board of directors is responsible for defining our general business policies and overall guidelines, including our long-term strategies, and for controlling and monitoring our performance. The duties of our board of directors include, among other things, electing or removing our executive officers and supervising our management team.

The members of our board of directors are elected at a shareholders' meeting for two-year terms, reelection being permitted. The board members may be removed at any time pursuant to a decision of a shareholders' meeting. All our directors must be individuals who reside in Brazil and hold at least one of our shares.

As a result of the execution of an agreement to join the Level 1 segment of BOVESPA and of our adherence to the Level 1 regulation, our directors are required to sign an instrument of adherence to this regulation and our agreement with the BOVESPA prior to taking office. In addition, under our by-laws, the members of our board of directors are required to adhere to the regulation of the market arbitration chamber established by the BOVESPA.

In accordance with Brazilian corporation law, minority shareholders of a listed company, whose interest in the voting shares represent a minimum of 15.0% of the company's voting capital stock, have the right to elect one director in a separate voting process. In addition, holders of non-voting preferred shares or preferred shares with restricted voting rights that represent at least 10.0% of the company's capital stock, or holders of either common or preferred shares in the aggregate representing a minimum of 10.0% of the capital stock, have the right to elect one member of the board of directors by a separate voting process.

We expect that, after completion of this offering, our capital stock will consist of 80,215,333 preferred shares representing 36.0% of our total capital stock, of which 55,881,013 preferred shares, or 25.1% of our total capital stock, will be held by investors other than members of the Dayan family. Accordingly, these investors will be entitled to elect one member of our board of directors. All the other members of our board of directors will be elected by Daycoval Holding Financeira S.A., which will continue to hold all of our voting shares after completion of this offering.

Currently, our board of directors is composed of four members, two of whom are independent directors. The term of office of our directors extends through the annual shareholders' meeting to be held to analyze and approve our financial statements at and for the year ended December 31, 2008.

The table below shows the names, age, position and date of election of the current members of our board of directors.

Name	Age	Position	Election Date
Ibrahim Dayan[(1)]	70	Chairman	May 4, 2007
Sasson Dayan[(1)]	67	Member	May 4, 2007
Gustavo Henrique de Barroso Franco	51	Independent Member	May 4, 2007
Marco Antonio Bologna[(2)]	52	Independent Member	June 6, 2007

(1) Our directors Ibrahim Dayan and Sasson Dayan are siblings.

(2) The election of our independent director Marco Antônio Bologna is subject to approval by the Central Bank.

We set out below brief biographical description of the members of our board of directors:

Ibrahim Dayan. Mr. Ibrahim Dayan is currently the chairman of our board of directors. He started his career in Lebanon at Casa Bancária Salim A. Dayan, which was founded by his father. In 1968, he incorporated Daycoval DTVM in Brazil together with his brother Sasson Dayan. In 1970, they also founded Valco Corretoras de Valores Mobiliários, which had significant operations in the BOVESPA . In 1989, Daycoval DTVM was authorized to operate as a multiple bank and became Banco Daycoval S.A.

Sasson Dayan. Mr. Sasson Dayan is currently a member of our board of directors. He started his career in Lebanon at Casa Bancária Salim A. Dayan, which was founded by his father. In 1968, he incorporated Daycoval DTVM in Brazil together with his brother Ibrahim Dayan. In 1970, they also founded Valco Corretoras de Valores Mobiliários, which had significant operations in the BOVESPA. . In 1989, Daycoval DTVM was authorized to operate as a multiple bank and became Banco Daycoval S.A.

Gustavo Henrique de Barroso Franco. Mr. Gustavo Franco is currently an independent member of our board of directors. From 1986 to 1993, he was a professor, researcher and consultant specialized in inflation, stabilization and international economic. From 1993 to 1999, he was the adjunct secretary of economic policy of the Ministry of Finance, director for international affairs and president of the Central Bank. Mr. Gustavo Franco played an essential role in the formulation and structuring of the Real Plan, among other activities. In 1999, he worked as a professor of the economics department of Pontifícia Universidade Católica do Rio de Janeiro, or PUC-Rio. In 2000, he founded Rio Bravo Investimentos S.A. , a consulting financial company, in which he serves as the CEO. He is also a member of the board of directors of various companies, as well as consultant and speaker in corporate events. Mr. Gustavo Franco holds a degree in economics from PUC-Rio and a master degree in economics from PUC-Rio. He is also a Ph.D in economics from Harvard University.

Marco Antônio de Bologna. Mr. Marco Bologna is currently an independent member of our board of directors. From 1977 to 2001, he worked in the financing markets, including Banco Francês e Brasileiro, Lloyds Bank, Chase Manhattan, Banco Itamarati, Banco SRL and Banco Inter American Express S.A. In 2001, he became the finance and management vice-president and investors relation officer of TAM S.A. and, in 2004, its chief executive officer. Mr. Marco Bologna holds a degree in production engineering from the Escola Politécnica da Universidade de São Paulo and a master degree in financial services from Manchester Business School.

Board of Executive Officers

Under our by-laws, our board of executive officers is composed of a minimum of four and a maximum of nine members, one of whom is designated as our chief executive officer, one of whom is designated as our investor relations officer, up to five of whom are designated as executive officers and the rest simply designated as officers. Our executive officers are our legal representatives, responsible for the day-to-day management of our operations and for implementing the policies and general guidelines set by our board of directors.

Under Brazilian corporation law, our executive officers must reside in Brazil, but do not need to be shareholders.

Our executive officers are elected by our board of directors for two-year terms, reelection being permitted. Under the Brazilian corporation law, a maximum of one-third of our directors may also serve as our executive officers. In addition, our executive officers may be removed at any time pursuant to a decision taken by our board of directors.

Like our directors, our executive officers are also required to execute a management statement under which they are personally responsible for complying with Level 1 regulation and the agreement with BOVESPA, prior to taking office. In addition, under our by-laws, our executive officers are required to adhere to the regulation of the market arbitration chamber established by the BOVESPA.

Currently, our board of executive officers is composed of four members. The table below shows the names, age, titles and date of election of our current officers.

Name	Age	Position	Election Date
Sasson Dayan[(1)]	67	Chief Executive Officer	March 15, 2007
Morris Dayan[(1)]	38	Investors Relation Officer	March 15, 2007
Salim Dayan[(1)]	37	Executive Officer	March 15, 2007
Carlos Moche Dayan[(1)]	34	Executive Officer	March 15, 2007

(1) Our executive officers Salim Dayan and Carlos Moche Dayan are the sons of Sasson Dayan. Our executive officer Morris Dayan is the son of Ibrahim Dayan.

Below is brief biographical description of the members of our board of executive officers:

Sasson Dayan. Mr. Sasson Dayan has been our chief executive officer since 1989. See "—Board of Directors" for a description of Mr. Sasson Dayan's resume.

Morris Dayan. Mr. Morris Dayan has been our officer since March 1998 and our investor relations officer since March 2007. From 1991 to 1992, he worked as a trainee in the Republic National Bank of New York. Since 1992, he has worked with us as trader and from 1992 to 1994, participated in various courses in the BM&F. Mr. Morris Dayan graduated from the University of Jerusalem with degrees in economics and philosophy.

Salim Dayan. Mr. Salim Dayan has been our officer since March 1998 and has worked with us as a sales manager since 1991. Mr. Morris Dayan graduated from the Universidade de São Paulo, or USP, with a degree in production engineering and he holds his MBA from Instituto Brasileiro de Mercado de Capitais, or IBMEC.

Carlos Moche Dayan. Mr. Carlos Dayan has been our officer since March 1998 and has worked with us as a sales manager since 1994. Mr. Carlos Dayan graduated from USP with a degree in economics and he holds his MBA from Fundação Getúlio Vargas, or FGV.

Fiscal Council

Under Brazilian corporation law, our fiscal council is a corporate body independent of the management and our independent auditors. A fiscal council may be either permanent or non-permanent, in which case it will be installed at the request of shareholders that represent at least 0.1% of the voting shares or 5% of the non-voting shares, presented in any shareholders' meeting in a specific year. Our fiscal council is non-permanent, according to our by-laws. When installed, the fiscal council will be composed of a minimum of three and a maximum of five members and their respective alternates, according to the Brazilian corporation law. Under our by-laws, our fiscal council members are subject to the rules of the market arbitration chamber established by the BOVESPA. As our fiscal council is not currently installed, we have not elected any fiscal council members.

The primary responsibilities of the fiscal council are monitoring management activities, reviewing the company's financial statements and reporting its findings to the shareholders. Under the Brazilian corporation law, we are required to pay to fiscal council members, as compensation, a minimum of 10% of the average annual amount paid to our executive officers.

Under the Brazilian corporation law, our fiscal council may not include members that are (i) on our board of directors, or (ii) on our board of executive officers, or are (iii) employed by us or (iv) employed by a subsidiary or company under common control with us, or are (v) spouses or close family members of any member of our board of directors or board of executive officers.

Compensation

Under our by-laws, our shareholders are responsible for establishing, at a shareholders' meeting, the aggregate amount we pay to the members of our board of executive officers and our board of directors. A board of directors' meeting must in turn allocate this amount among our directors and executive officers.

Our shareholders' meeting set the aggregate compensation of the members of our board of directors and board of executive officers for the year 2007 at up to R$10.0 million.

Stock option plans

At the date of this offering memorandum, we have no stock option plans. We do not currently plan to implement a stock option plan following the offering.

Shares held by our directors and officers

The table below indicates the number of our shares that are directly held by our directors and executive officers, as well as the respective individual percentages that their ownership represent in the total number of our shares, on the date of this offering memorandum.

Directors and executive officers	Common shares	%	Preferred shares	%	% of our total shares
Sasson Dayan	1	0.0	0	0.0	0.0
Ibrahim Day	1	0.0	0	0.0	0.0
Morris Dayan	0	0.0	8,377,539	33.3	5.0
Salim Dayan	0	0.0	8,377,540	33.3	5.0
Carlos Moche Dayan	0	0.0	8,377,540	33.3	5.0
Gustavo Henrique de Barroso Franco	0	0.0	1	0.0	0.0
Marco Antonio Bologna[(1)]	0	0.0	1	0.0	0.0
Total	**2**	**0.0**	**25,132,621**	**100.0**	**15.0**

(1) The election of our independent director Marco Antônio Bologna is subject to approval by the Central Bank.

Except for Gustavo Henrique de Barros Franco and Marco Antônio Bologna, all of our directors and executive officers own common and/or preferred shares of our controlling shareholder Daycoval Holding Financeira S.A., which in turn owns 99.9% of our common shares. See "Principal and Selling Shareholders."

PRINCIPAL AND SELLING SHAREHOLDERS

The table below contains information relating to the ownership of common and preferred shares by our shareholders at the date of this offering memorandum and following the closing of this offering:

	Shares beneficially owned before the offering						Shares beneficially owned after the offering[2]					
Shareholders	**Common shares**	**%**	**Preferred shares**	**%**	**Total**	**%**	**Common shares**	**%**	**Preferred shares**	**%**	**Total**	**%**
Daycoval Holding Financeira S.A.	142,418,177	100.0	—	—	142,418,177	85.0	142,418,177	100.0	—	—	142,418,177	64.0
Morris Dayan[1]	—	—	8,377,539	33.3	8,377,539	5.0	—	—	8,111,438	10.1	8,111,438	3.6
Salim Dayan[1]	—	—	8,377,540	33.3	8,377,540	5.0	—	—	8,111,440	10.1	8,111,440	3.6
Carlos Moche Dayan[1]	—	—	8,377,540	33.3	8,377,540	5.0	—	—	8,111,440	10.1	8,111,440	3.6
Other directors and officers	2	—	2	—	4	—	2	—	2	—	4	—
Free float	—	—	—	—	—	—	—	—	55,881,013	69.7	55,881,013	25.1
Total	**142,418,179**	**100.0**	**25,132,621**	**100.0**	**167,550,800**	**100.0**	**142,418,179**	**100.0**	**80,215,333**	**100.0**	**222,633,512**	**100.0**

(1) Selling shareholders.

(2) Assuming the over-allotment options is not exercised.

On the date of this offering memorandum, the members of our board of directors and boards of executive officers collectively directly held 2 common shares and 25,132,621 preferred shares, representing a total of 15.0% of our capital stock and virtually zero per cent of our voting stock. After the closing of this offering, we expect they will collectively directly hold 2 common shares and 24,334,320 preferred shares, representing a total of 10.9% of our capital stock and virtually zero percent of our voting stock.

Daycoval Holding Financeira S.A., our principal shareholder, is also controlled by the Dayan family. The table below contains information relating to the ownership of common and preferred shares by its shareholders at March 31, 2007.

Shareholders	**Ordinary shares**	**%**	**Preferred shares**	**%**	**Total**	**%**
Ibrahim Dayan	41,890,200	50.0	10,705,289	18.3	52,595,489	36.9
Sasson Dayan	41,890,200	50.0	9,084,342	15.5	50,974,542	35.8
Morris Dayan	—	—	6,529,750	11.1	6,529,750	4.6
Salim Dayan	—	—	15,353,726	26.2	15,353,726	10.8
Carlos Moche Dayan	—	—	15,353,726	26.2	15,353,726	10.8
Rony Dayan	3	—	1,620,947	2.8	1,620,947	1.1
Total	**83,780,400**	**100.0**	**56,647,780**	**100.0**	**142,428,180**	**100.0**

Selling shareholders

Morris Dayan, Salim Dayan and Carlos Moche Dayan will sell a total of 798,301 preferred shares in the secondary offering, assuming the over-allotment option is not exercised.

The selling shareholders have agreed, subject to certain exceptions, not to sell or offer to sell, contract to sell, grant call options, pledge or otherwise dispose of, the preferred shares, directly or indirectly, or file any request for registration with the SEC or the CVM involving the preferred shares, or securities convertible into or exchangeable or exercisable for shares or warrants or other rights to acquire the shares, or give notice to the market of any intent to make such offer, sale, disposition or filing within the period of 180 days following the date of publication of the announcement of commencement of this offering. These restrictions are not applicable to transfers occurring upon prior consent from the lead underwriter and the underwriter of the international offering or to transfers made to our subsidiaries, provided these subsidiaries should expressly adhere to such transfer restrictions. See "The Offering—Lock Up Agreement."

Shareholders' agreements

At the date of this offering memorandum, there are no shareholders' agreements in effect involving our shares.

RELATED PARTY TRANSACTIONS

According to the Brazilian law, financial institutions are not allowed to grant loans or make cash advances or guarantee transactions carried out by their controlling shareholders, affiliates, directors or officers, or close family members of their directors and officers. For more detailed information on the restrictions to which financial institutions are subject, see "Regulation of the Brazilian banking industry—Principal limitations and restrictions on financial institutions." Accordingly, we have not granted loans or made cash advances to, or guaranteed the transactions of, any of our non-financial affiliates or to our directors, officers or close family members of our directors and officers.

Certain affiliates, shareholders and subsidiaries maintain demand and time deposits with us and have executed derivative financial instruments with us, pursuant to transactions carried out on an arm's length basis. At March 31, 2007, the total net amount of our related party transactions was R$12.4 million, as we were entitled to receive R$45.9 million and were required to pay R$33.5 million thereunder. See note 21 to our consolidated financial statements for a discussion about our related party transactions.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of certain material provisions of our bylaws, the Brazilian Corporation Law, CVM regulations and the listing rules of the Level 1 segment of the BOVESPA relating to our capital stock, management, periodic information disclosure and other corporate issues as if we were already registered as a publicly-held company with CVM and our preferred shares were already listed on the Level 1 segment of the BOVESPA. As part of the listing and registration process, we were required to include in our by-laws certain corporate governance provisions pursuant to the rules of the Level 1 segment of BOVESPA and the CVM. The following summary is a summary description of the matters described herein and therefore does not contain complete information on any matter addressed herein.

General

We are currently a privately held company of authorized capital stock, created under Brazilian law. Our corporate documentation is duly registered with the Board of Trade of the State of Sao Paulo (*Junta Comercial do Estado de São Paulo*), or JUCESP. On May 8, 2007, we applied for registration with the CVM as a publicly held company, which is under CVM's review. After the granting of the public company status and registration of the offering with the CVM, which is expected at June 27, 2007, we will become a publicly held company, created under Brazilian law. Our head office is located in the City of São Paulo, State of São Paulo.

At May 31, 2007, we entered into an agreement to join the Level 1 segment of BOVESPA, which will become effective on the date of the announcement of the commencement of this offering.

Capital stock

At the date of this offering memorandum, our capital stock was R$422,737,061.47 divided into 167,550,800 shares, all of which had been fully paid-in, divided into 142,418,179 common and 25,132,621 preferred shares, without par value. Based on the initial offering price of our preferred shares, after the closing of this offering our capital stock will be R$1,359,143,165.47, divided into 142,418,179 common and 80,215,333 preferred shares, without considering the exercise of the over-allotment option.

Our by-laws provide that our share capital may be increased by resolution of our shareholders without need to amend our by-laws, up to the authorized limit of R$1,200.0 million. All capital increases in excess of the authorized limit must be approved at a shareholders' meeting. Pursuant to the rules of the Level 1 segment of BOVESPA, we may not issue participation certificates, and in accordance with Law No. 4,595, we may not issue debentures.

Treasury stock

At the date of this offering memorandum, we do not have treasury stock.

Corporate purpose

Under our by-laws, our corporate purpose is to participate in active, passive and accessory transactions related to our authorized portfolios (commercial, investment, leasing and credit, financing and investment and foreign exchange), including foreign currency exchange, according to applicable laws and regulations.

Rights of preferred shares

Each common share entitles its owner to one vote in our general and special shareholders meetings. Our preferred shares do not have voting rights in our shareholders' meetings, but the preferred shares do have the following rights and benefits:

- the right to be included in any public tender offer to acquire shares, in the same conditions and price paid for common shares that are part of a controlling stake, as a result of the sale or transfer of our control;

- the right to be included in a public tender offer for acquisition of shares at a minimum price that shall correspond to the economic value of the shares, as appraised by a valuation report, according to our by-laws and the applicable laws, as a result of (i) our delisting from the Level 1 segment of BOVESPA; (ii) the corporate reorganization where the surviving company is not admitted to trade its shares on the Level 1 segment of BOVESPA; (iii) limitation or revocation, except is as a consequence of the applicable law or regulations issued by CVM, of the provisions of our by-laws related to (1) public tender offer to be done in case of disposition of control; (2) participation of independent directors in our board of directors, in the minimum percentage of 20% of the total number of members, (3) binding powers of the arbitration clause; and (4) any other event in which a public tender offer for acquisition of shares must be done, as well as related to its terms and conditions;
- the right to participate in the distribution of profits in the same conditions established to common shares;
- preemptive rights to participate, in proportion to their ownership interest in our capital stock, in the distribution of any residual assets in the event of our liquidation, with no premium.

In the event of our liquidation, our shareholders are entitled to capital reimbursement in the proportion of their stock holdings after our debts and liabilities have been satisfied. Except in certain specific cases foreseen in Brazilian corporation law and as explained below under "—Preemptive Rights", our shareholders are entitled to participate in our capital stock increases in the proportion of their stock holdings.

Shareholders' agreements

At the date of this offering memorandum, our shareholders had not entered into any shareholders' agreement.

Shareholders' meetings

At shareholders' meetings regularly called and convened, our common shareholders are generally empowered to take any action relating to our corporate objective and to adopt such resolutions as they may deem necessary. Common shareholders at the annual general shareholders' meeting have the exclusive power to approve our financial statements and to determine the allocation of our net income and the payment of dividends with respect to the year ended immediately prior to the shareholders' meeting. The election of our directors typically takes place at the annual shareholders' meeting, although Brazilian corporation law provides that directors may also be elected at a special shareholders' meeting. In addition, holders of non-voting preferred shares or preferred shares with restricted voting rights that represent at least 10.0% of the company's capital stock, or holders of either common or preferred shares in the aggregate representing a minimum of 10.0% of the capital stock, have the right to elect one member of the board of directors by a separate voting process. According to our by-laws, we must elect independent directors in proportion of 20% of the total number of member of our Board of Directors. Members of our fiscal council, if the necessary number of common and preferred shareholders requires its establishment, may be elected at any shareholders' meeting. The holders of our preferred shares do not vote in our shareholders' meetings. However, according to the Brazilian corporation law, if the mandatory dividend that they are entitled to is not paid for three consecutive fiscal years, the holders of our preferred shares will acquire and hold the right to vote in shareholders' meetings until the date of payment of such dividends.

A special shareholders' meeting may be held at any time, including concurrently with our annual general shareholders' meeting. According to our by-laws, our common shareholders may take decisions at our shareholders' meetings concerning several matters, including: (i) amendment of our by-laws; (ii) election and dismissal of the members of our board of directors; (iii) determination of the aggregate compensation of the members of the board of directors, our executive officers, and the fiscal council, if the necessary number of shareholders require its establishment; (iv) approval of management accounts and financial statements;

(v) approval of the allocation of our profits and the payment of dividends, based on a proposal submitted by our executive officers; (vi) election of the liquidator and election of the members of the fiscal council that should operate during the liquidation proceedings; (vii) delisting from the Level 1 segment of BOVESPA; (viii) suspension of the rights of a shareholder who has violated Brazilian corporation law or our by-laws; (ix) approval of our transformation into a limited liability company (*sociedade limitada*) or into any other corporate form contemplated by Brazilian corporation law; (x) approval of our merger, consolidation or spin-off; and (xi) approval of our dissolution and liquidation, and approval of the reports prepared by the liquidators. Common shareholders are prevented from changing any of the rights of the preferred shareholders discussed in "—Rights of the Preferred Shares" above.

Under Brazilian corporation law, the resolutions of our shareholders' meetings may not deprive our common shareholders of the following rights: (i) the right to cast a vote in resolutions of the shareholders' meetings; (ii) the right to participate in dividend distributions; (iii) the right to participate, in the proportion of their stock holdings in our share capital, in the distribution of any remaining residual assets in case of our liquidation; (iv) preemptive rights in the event of subscription of shares, convertible debentures and subscription warrants, except under certain circumstances foreseen in Brazilian corporation law and described below under "—Preemptive Rights"; and (v) the right to withdraw from the Bank in the cases specified in Brazilian corporation law, as described below under "—Withdrawal Rights and Redemption."

Quorum

As a general rule, Brazilian corporation law sets forth that a quorum for purposes of a shareholders' meeting consists of shareholders representing no less than 25% of a company's issued and outstanding voting capital stock on the first call and, if that quorum is not reached, any number of our voting capital stock on the second call. A quorum for purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding capital stock on the first call and any percentage on the second call.

In the case of publicly held companies with a significant degree of free float shares (i.e., the shares not held by our controlling shareholder and management) that results in holders of voting shares representing a minimum of 50% of the voting capital stock not attending three consecutive shareholders' meetings, the CVM may authorize a reduction of such quorum for resolutions.

As a general rule, the affirmative vote of shareholders representing at least a majority of our issued and outstanding voting capital present at a shareholders' meeting in person, or represented by a proxy, is required to approve any proposed action, with abstentions not being taken into account. However, the affirmative vote of shareholders representing at least 50% of our issued and outstanding voting capital is required, among other things, for: (i) reducing the mandatory dividend for distribution to our common shareholders; (ii) changing our corporate objectives; (iii) approving our consolidation or merger with another company; (iv) approving the spin-off of a portion of our assets or liabilities; (v) approving our participation in a group of companies (as defined in Brazilian corporation law); (vi) suspending our liquidation; and (vii) approving our dissolution.

Notice of a shareholders' meeting

Brazilian corporation law requires that all shareholders' meetings be called by means of at least three publications in the *Diário Oficial do Estado do São Paulo*, the official newspaper of the State of *São Paulo*, and in another widely circulated newspaper, currently the newspaper *Valor Econômico*. The first notice must be published no later than 15 days before the date of the meeting, and the second, no later than eight days before the date of the meeting. However, in certain circumstances, at the request of any shareholder and after hearing us, the CVM may require that the shareholders' meeting to be postpone to be realized within 30 days of the first notice.

Location of a shareholders' meeting

Our shareholders' meetings are held at our head offices at Avenida Paulista, 1793, in the city of São Paulo, State of São Paulo. Brazilian corporation law allows our shareholders to hold meetings outside our head offices in the event of *force majeure*, provided that the meetings are held in the city of São Paulo and the relevant notice contains a clear and accurate indication of the place where the shareholders' meeting should take place.

Who may call our shareholders' meetings

Our board of directors should call the shareholders' meetings. In addition to our board of directors, shareholders' meetings may also be called by: (i) any shareholder if our directors and officers fail to call a shareholders' meeting within more than 60 days after the date on which they were required to do so under Brazilian corporation law; (ii) holders of at least 5% of our capital stock if our directors and officers fail to call a meeting within eight days after receipt of a duly justified shareholder request to call the meeting indicating the proposed agenda; (iii) holders of at least 5% of our capital stock if our directors and officers fail to call a meeting within eight days after receipt of a request to call a meeting to establish the fiscal council; and (iv) our fiscal council if it is active, if our directors and officers delay the calling of an annual shareholders' meeting for more than one month from the date originally scheduled. When active, the fiscal council may also call a special shareholders' meeting at any time if it believes that there are important or urgent matters to be addressed.

Conditions of admission to a shareholders' meeting

In order to attend a shareholders' meeting, our shareholders should prove their capacity as shareholders and their ownership of the shares.

Our shareholders may be represented at shareholders' meetings by a proxy, as long as the proxy is appointed less than one year before the meeting and is also (i) a shareholder, (ii) one of our directors or officers, or (iii) a lawyer. Investment funds should be represented by their manager.

Board of directors

Election

Our by-laws require that our board of directors consist of a minimum of three and a maximum of six directors, one of them denominated Chairman and the other members denominated Directors. The exact number of directors is set by a vote of a majority of our common shares. According to our by-laws, at least 20% of the members of our board of directors should be independent. Brazilian corporation law allows cumulative voting at the request of at least 10% of our voting capital stock.

In addition, under Brazilian corporation law, each member of our board of directors must hold at least one share issued by us. Our directors are not subject to a mandatory retirement age.

We currently have two independent directors, Gustavo Henrique de Barroso Franco and Marco Antônio Bologna, which are not related to us other than by virtue of their service as members of our board of directors. The election of Marco Antônio Bologna is subject to approval by the Central Bank. See "Management—Board of Directors."

Transactions of interest to our directors

Brazilian corporation law prohibits a director from: (i) performing any act consisting of a concession by using corporate assets to our detriment, as well as borrowing funds or obtaining any loan with, or borrowing any corporate assets from us, or using the benefits from our assets, services or credits, according to his own and personal interests, or benefit any company through which he has any interest, without prior written authorization of our shareholders or board of directors; (ii) by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the by-laws or from a shareholders' meeting; and (iii) taking part in any corporate transaction in which he or she has an interest that conflicts with an interest of the corporation, or in the decisions made by other directors on the matter.

Withdrawal rights and redemption

Withdrawal rights

Shareholders who dissent from certain actions taken by our shareholders at a shareholders' meeting have the right to withdraw from us and to receive the net equity of their shares.

Under Brazilian corporation law, shareholder withdrawal rights may be exercised in the following circumstances, among others: (i) a modification in preferences, privileges or a condition of redemption or amortization conferred upon our preferred shares or creation of a new, more favored class of preferred shares (in which case, only the shareholders adversely affected by such modification or creation will have withdrawal rights); (ii) a spin-off from our Bank (in the specific circumstances described below); (iii) a reduction in our mandatory dividends; (iv) a change in our corporate objectives; (v) our merger into or consolidation with another company (in the specific circumstances described below); (vi) our participation in a centralized group of companies (as defined in Brazilian corporation law and in the specific circumstances described below); (vii) a change in our corporate form through transformation; (viii) a merger of all our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company; and (ix) the acquisition by us of the control of another company for a price that exceeds certain limits provided by law.

Brazilian corporation law further provides that a spin-off of any of our assets will not trigger withdrawal rights unless the spin-off: (i) causes a change in our corporate objectives, except if the equity is spun off to a company primary activities of which are consistent with our corporate objectives; (ii) reduces our mandatory dividends; or (iii) results in our participation in a centralized group of companies (as defined in Brazilian corporation law).

In the case of our (i) merger into or consolidation with another company or (ii) our participation in a centralized group of companies (as defined in Brazilian corporation law), our shareholders will not be entitled to withdraw if our shares: (a) are liquid, that is, are part of the BOVESPA index or other stock exchange index (as defined by the CVM) and (b) are widely held such that the controlling shareholder or its affiliates hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders' meeting. Additionally, we are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of this period, by call of our board of directors, if we deem that the payment of the refunding amount to the dissenting shareholders would jeopardize our financial stability.

Upon the exercise of withdrawal rights, shareholders are entitled to receive the book value for the shares, based on our most recent balance sheet approved by our shareholders. If the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent approved balance sheet, the shareholder may demand, together with the reimbursement, that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date.

In this case, we must immediately pay 80% of the reimbursement amount, calculated on the basis of the most recent balance sheet approved by our shareholders, and the balance within 120 days after the date of the resolution of the shareholders' meeting.

Redemption

According to Brazilian corporation law, we may redeem our shares upon resolution of our shareholders at a special shareholders' meeting. The redemption must be made through a drawing of lots.

Registration of our shares

Our shares are held in book-entry form with Banco Bradesco S.A. Transfer of our shares is carried out by means of an entry in its accounting system, debiting the share account of seller and crediting the share account of purchaser, upon a written order of the transferor or a judicial authorization or order.

Preemptive rights

Except as described in the paragraph below, our shareholders have a general preemptive right to subscribe for shares in any capital stock increase according to the proportion of their shareholdings at the time of such capital stock increase. Our shareholders also have a general preemptive right to subscribe for subscription warrants that we may issue. A period of at least 30 days following the publication of notice of a capital stock increase is allowed for the exercise of the preemptive right, which may be sold or transfer by a shareholder.

However, under Brazilian corporation law and our by-laws, our board of directors is authorized to exclude preemptive rights or reduce the exercise period with respect to the issue of new shares and subscription warrants up to the limit of the authorized capital stock if the distribution of those shares or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company. This offering should be carried out with the exclusion of our shareholders' preemptive rights.

Policy on the trading of our securities by us and our controlling shareholders, our directors and officers

We adopted the rules conveyed under CVM Instruction No. 358 for the trading of our securities. As a result, we, our controlling shareholders, directors, officers and members of our fiscal council, when it is active, and of any committees or bodies performing technical or advisory functions, created under our by-laws (who are considered insiders under the Brazilian securities regulation), are prohibited from trading in our securities, including derivatives based on our securities, as follows:

- before the public disclosure of any material act or fact with respect to our business;
- persons that are no longer members of our management team are prohibited from trading in our securities before the disclosure of material information regarding us that happened during their term of office and the prohibition from trading our securities is extended for a period of six months as from the date on which such persons quit their positions or up to the date of disclosure to the public of such material information unless the trading in our securities may interfere in the conditions of the business in detriment to us or our shareholders;
- whenever a procedure is ongoing for purchase or sale of our shares by us or our controlled or affiliated companies, or other companies that share control with us, or an option or mandate has been granted for the same purpose, or there is an intention to merge us into another company or to carry out our total or partial spin-off, consolidation, transformation or corporate reorganization;
- during the 15-day period before the disclosure of our quarterly ("ITR") and annual financial information and statements ("IAN" and "DPF", respectively), as required by CVM; and
- with respect only to our controlling shareholders, directors and officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Pursuant to lock-up agreements restricting the sale of our shares, we, the selling shareholders, Daycoval Holding Financeira S.A. and our directors and officers have agreed that, subject to certain exceptions, we and they should not issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, for a period of 180 days following the date of publication of the *Anúncio de Início*, without the prior written consent of underwriters, any preferred shares or any securities convertible into or exchangeable or exercisable for preferred shares issued by us.

In addition, our management team and our shareholders agree that for a period of six months after our preferred shares begin trading on this segment of the BOVESPA, our controlling shareholder, directors and officers may not sell and/or offer to sell preferred shares issued by us or securities traded on futures markets or other assets backed by our preferred shares held prior to the date that our preferred shares begin trading on the Level 1 segment of BOVESPA, which restriction also applies for an additional period of six months in respect of trading in more than 40% of our preferred shares or securities traded on futures markets or other assets backed by our preferred shares, which are held by our controlling shareholder, directors and officers, except the over-allotment shares.

Purchases of our own shares by us

Our by-laws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares and maintain the acquired shares in treasury or to cancel them may not, among other things: (i) result in the reduction of our share capital; (ii) require the use of resources greater than our retained earnings or reserves recorded in our most recent financial statements, except the legal reserve (as defined in the applicable regulation); (iii) create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice, as a result of any action or omission; (iv) be used for the acquisition of unpaid stock or shares held by our controlling shareholders; or (v) be conducted during the course of a public offering to purchase our shares.

We may not keep in treasury more than 10% of our outstanding shares, excluding the shares held by our controlling shareholders, but including the shares held by subsidiaries.

Any acquisition of our shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market, and cannot be made in a private transaction or at a price higher than the market price unless prior approval is received from the CVM. We may also purchase our shares for the purpose of going private. Additionally, we may acquire or issue put or call options related to our shares.

Disclosure of information

As a publicly held company, we should be subject to the reporting requirements established by Brazilian corporation law and the CVM. Furthermore, once we are listed on the Level 1 segment of BOVESPA, we should also follow the disclosure requirements set forth in the Level 1 segment of BOVESPA regulation.

Periodical and occasional publication of information

Pursuant to the Brazilian securities regulation and CVM Instruction 358, we must provide certain information to the CVM and BOVESPA on a periodic basis, including annual information, quarterly information and the quarterly management reports and reports of independent auditors. Brazilian securities regulations also require public companies to file with the CVM all shareholders' agreements and notices and minutes of the shareholders' meetings.

In addition to the disclosure requirements imposed by Brazilian corporation law and the CVM, we must also observe the following rules of the Level 1 segment of BOVESPA:

- after the release of our financial statements relating to the second fiscal year after the listing of our preferred shares on the Level 1 segment of BOVESPA, we must, no later than four months after the end of the fiscal year, (i) release financial statements or consolidated financial statements in accordance with U.S. GAAP, or International Financing Report Accounting Standards, or IFRS, in *reais* or U.S. dollars, which must be disclosed in their entirety, in the English language, together with (a) the management report, (b) the explanatory notes which shall include the net income and shareholders' equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as management's proposal for allocation of net income, and (c) the independent auditors' report; or

(ii) disclose, in the English language, the full financial statements, management report and explanatory notes, prepared in accordance with Brazilian corporation law, accompanied by (a) an additional explanatory note regarding the conciliation of the year-end results and shareholders' equity calculated in accordance with Brazilian corporation law and U.S. GAAP or IFRS, as the case may be, which shall include the main differences between the accounting principles used, and (b) the independent auditors' report; and

- after the disclosure of information as established above, by no later than 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into the English language; or (ii) disclose our financial statements or consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors' review report.

The rules of the Level 1 segment of BOVESPA provide that we must also observe the following disclosure requirements:

- no later than six months following the listing of our preferred shares on the Level 1 segment of BOVESPA, we must disclose the Bank's financial statements and consolidated financial statements to be prepared at the end of each quarter (except for the last quarter of each year) and at the end of each year, including a statement of our cash flow and consolidated, which must indicate, at least, the changes in our cash and cash equivalents, divided into operational, finance and investment cash flow for the relevant quarter or year; and
- we must send to the BOVESPA and disclose information regarding every agreement entered into between us and our controlled and affiliated companies, our controlling shareholders, directors and officers, and subsidiaries and affiliates of our controlling shareholder and directors and officers, as well as other companies in the same group as those persons or entities, in one instrument or successive documents that have the same or different purposes, which amounts to, or is greater than, R$200,000.00 or one percent of our net equity, whichever is greater, for any one-year period.

Disclosure of quarterly information

In addition to the information required pursuant to applicable legislation and regulation, a company with shares listed on the Level 1 segment of BOVESPA, such as us, must disclose the following information: (i) a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders; (ii) any direct or indirect ownership interest exceeding 5% of shares of each class, looking through to any ultimate individual beneficial owner; (iii) the number and characteristics of the securities held directly or indirectly by the controlling shareholders and members of the board of directors, executive officers and fiscal council, if active; (iv) changes in the number of securities held by the controlling shareholders and members of the board of directors, executive officers and fiscal council, if active, within the immediately preceding 12 months; (v) include a statement of cash flow, and consolidated, in the explanatory notes; (vi) the number of free float shares and their respective percentage in relation to the total number of shares issued; and (vii) notify that a binding arbitral clause is in place.

The information relating to the second, third, fourth, sixth and seventh items above must also be included in the chart "Additional Information Deemed Relevant by the Company" of the quarterly report ("ITR"), and the information relating to the third, fourth and seventh items above must be included in the chart "Additional Information Deemed Relevant for a Better Understanding of the Company" of the annual report ("IAN").

Disclosure of trading by our controlling shareholder, directors, officers or members of the fiscal council

Our management, controlling shareholders and members of our fiscal council, if active, or of any technical or advisory committee are required to disclose to us, to the CVM and to the BOVESPA the number, type and manner of acquisition of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions. The information regarding the acquisition of such securities (such as name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition) must be provided to us within ten days following the end of the month in which they were traded.

In addition, the rules of the Level 1 segment of BOVESPA require our controlling shareholders, our directors, executive officers and members of our fiscal council, if active, to disclose the above-mentioned information to the BOVESPA, including information regarding derivatives.

According to CVM Instruction No. 358, if any controlling shareholders, whether direct or indirect, or shareholders entitled to elect our directors and fiscal council members either individually or in a group of persons or entities sharing similar interests, should directly or indirectly increase or reduce their interest in our capital stock by more than 5%, such persons or entities must disclose to us, the CVM and the BOVESPA the following information: (i) name and qualification of the person acquiring the shares; (ii) reason for the participation and aimed quantity of shares; (iii) number of shares, subscription warrants, rights of subscription of shares, and call options, by class and type, directly or indirectly held by the acquirer or any person related to him; and (iv) information regarding any agreement providing for the exercise of voting rights or the purchase and sale of the securities.

Disclosure of material developments

CVM Instruction No. 358 regulates the disclosure and use of information related to material facts and acts of publicly held companies. Disclosure requirements include provisions that: (i) establish the concept of a material fact, which includes decisions made by the controlling shareholders, resolutions of the general shareholders' meeting or of the management team of publicly held companies, or any other facts of a political administrative, technical, business or financial and economic nature that are related to the company's business and that may significantly influence (a) the price of its publicly traded securities; (b) the decision of investors to buy, sell or keep such securities; and (c) the decision of investors to exercise any of such securities' underlying rights; (ii) specify examples of facts that are considered to be material, which include, among others, the execution of shareholders' agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies; (iii) require the investor relations officer, the controlling shareholders, other officers, directors, members of the fiscal council and of any technical or advisory committees to disclose material facts to the CVM; (iv) require simultaneous disclosure of material facts to all markets in which the corporation's securities are admitted for trading; (v) require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation's shares, within one year; (vi) establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and (vii) restrict the use of insider information.

According to the CVM Instruction No. 358, under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments when our controlling shareholder or officers believe that disclosure would place our legitimate interest at risk.

Going private process

We may become a private company if we or our controlling shareholders conduct a public offering for the acquisition of all of our free float shares, pursuant to the provisions of Brazilian corporation law and the rules and regulations issued by the CVM. The minimum offering price must be at least equal the fair value of our shares, as appraised by a specialized company by adopting any recognized and accepted calculation method or another criterion defined by the CVM.

The appraisal report should be prepared by a specialized and experienced appraiser that is independent from the Bank, its management team and controlling shareholders. The appraiser will be chosen by our board of directors, by the affirmative vote of the majority of members present at the meeting, provided that at least one of these votes shall be by one independent director. The costs relating to the preparation of the valuation report will be borne by the offeror.

Arbitration

According to our by-laws, we, our shareholders, our directors and officers, and the members of our fiscal council commit to submit to arbitration any and all disputes or controversies which may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violation of the provisions of Brazilian corporation law, our by-laws, the rules and regulations of the CMN, the Central Bank, and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets, in addition to the listing regulations of the Level 1 segment of BOVESPA, our listing agreement for adhesion to the Level 1 segment of BOVESPA, and Arbitration Regulation of the Market Arbitration Chamber.

Delisting from the Level 1 segment of corporate governance of the BOVESPA

We may at any time request the delisting of our preferred shares from the Level 1 segment of corporate governance of the BOVESPA, pursuant to a resolution obtained at a shareholders' meeting by shareholders holding the majority of the capital stock and provided that the BOVESPA receives 30 days' prior written notice. Delisting from the Level 1 segment of BOVESPA does not imply the cancellation of trading of our preferred shares on the BOVESPA.

According to our by-laws, if our shareholders at a general shareholders' meeting deliberate: (i) our delisting from the Level 1 segment of BOVESPA in order for our preferred shares to be traded outside the Level 1 segment of BOVESPA; or (ii) the corporate reorganization where the surviving company is not admitted to trade its shares on the Level 1 segment of BOVESPA, our controlling shareholders will have to conduct a public tender offer for the shares of all our other shareholders at a minimum price that shall correspond to the economic value of the shares, as appraised by a valuation report prepared in accordance with the information in "—Going Private Process." The BOVESPA has to be notified of the public tender offer and the information has to be immediately disclosed to the market after approval by the shareholders at a general shareholders' meeting of the delisting from the Level 1 segment of BOVESPA or corporate reorganization.

The controlling shareholders will not be required to conduct the public tender offer if the differentiated corporate governance practices of the Level 1 segment of BOVESPA are discontinued because (i) we entered a participation agreement on the Level 2 or *Novo Mercado* special listing segments of the BOVESPA, or (ii) if the surviving company resulting from the corporate reorganization is registered on this segment of the BOVESPA.

MARKET INFORMATION

General

Prior to this offering, there was no public market for our preferred shares. On At May 31, 2007, we executed a listing agreement with the BOVESPA in order to register our preferred shares to be traded under the Level 1 listing segment of the BOVESPA, under the symbol " DAYC4", which shall be effective at the date of the commencement of this offering. The BOVESPA is currently our only trading market. We cannot assure you that an active trading market will develop for our preferred shares, or that our preferred shares will publicly trade subsequent to the offering at or above the initial public offering price. See "Risk Factors—Risks Relating to the Offering and Our Preferred shares," "Management" and "Description of Capital Stock." Our preferred shares will not be registered with the U.S. Securities and Exchange Commission or any other governmental agency outside Brazil.

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198, dated February 14, 2001, Law No. 10,303, dated October 31, 2001 and Law No. 10,411, dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 of December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, as well as Brazilian Corporation Law and regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian Corporation Law, a company is either publicly held and listed, a *sociedade por ações de capital aberto*, or privately held and unlisted, a *sociedade por ações de capital fechado*. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either at the BOVESPA or the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BOVESPA, a company must apply for registration with the BOVESPA and the CVM.

The trading of securities of a listed company on the BOVESPA may be halted at the request of such company in anticipation of a material announcement, and companies are sometimes required by law to request such suspension. Trading may also be suspended on the initiative of the BOVESPA or the CVM, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA, among other reasons.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly-held company to be traded on this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax regulations. See "—Regulation of Foreign Investment."

In order to maintain high standards of corporate governance, we will enter into an agreement with the BOVESPA to comply with the requirements for listing on the Level 1 listing segment of the BOVESPA.

Trading on the BOVESPA

The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms. Trading is conducted between 10:00 a.m. and 5:00 p.m., or between 11:00 a.m. and 6:00 p.m. during daylight savings time in Brazil, on an electronic trading system called Megabolsa. Additionally, the BOVESPA also permits trading from 5:30 p.m. to 7:00 p.m. or from 6:30 p.m. to 7:30 p.m. (during the daylight saving time) on an online system connecting regular brokers and Internet brokers called After Market. Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our preferred shares in Brazil.

When shareholders trade preferred shares on the BOVESPA, the trade is settled three business days after the trade date without adjustment of the purchase price for inflation. The seller is required to deliver the shares to the exchange on the morning of the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

In order to better control BOVESPA index variation, the BOVESPA adopted a "circuit breaker" system pursuant to which trading sessions are suspended for a period of 30 minutes or one hour whenever the index of the BOVESPA falls below 10% or 15%, respectively, relative to the closing index of the previous trading session.

The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading of securities listed on the BOVESPA, including the Level 1 listing segment, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. BOVESPA had a market capitalization of approximately US$784 billion (R$1.6 trillion) on March 31, 2007 and an average daily trading volume of US$1.7 billion (R$3.5 billion) in the three months ended March 31, 2007. In comparison, the New York Stock Exchange (NYSE) had a market capitalization of US$24.5 trillion on March 31, 2007 and average daily trading volume of US$86.8 billion in the three months ended March 31, 2007. There is also significant concentration in the Brazilian stock exchange. The ten most traded shares represented approximately 49.4% of all shares traded on the BOVESPA in the three months ended March 31, 2007. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares at the time and price you desire. See "Risk Factors—Risks Relating to the Offering and Our Preferred shares."

Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulation. With limited exceptions, non-Brazilian holders may trade on the Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 2,689 of January 26, 2000, or Resolution No. 2,689, and of Law No. 4,131 of September 3, 1962, or Law No. 4,131. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See "—Regulation of Foreign Investments" and "Taxation—Brazil."

Level 1 and Level 2 Differentiated Corporate Governance Practices

In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the *Novo Mercado*, aimed at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA by prompting such companies to follow good corporate governance practices. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian Corporation Law. These rules generally increase shareholders' rights and enhance the quality of information provided to shareholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) sign the Adhesion Agreement of Corporate Governance Level 1 with BOVESPA (ii) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (iii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (iv) comply with minimum quarterly disclosure standards including cash flow statements, (v) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (vi) submit any existing shareholders' agreements and stock option plans to the BOVESPA; and (vii) make an annual calendar announcing scheduled corporate events, bringing information on the company, the event, date and time it is going to take place; any changes in the schedule shall be promptly forwarded to BOVESPA and published.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) sign the Adhesion Agreement of Corporate Governance Level 2 with BOVESPA (ii) comply with all of the listing requirements for Level 1 companies, (iii) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block to all common shareholders and 80% of the price paid per share for the controlling block to all preferred shareholders, (iv) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any transformation of the company into another corporate form, (b) any merger, consolidation or spin-off of the company, (c) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (e) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (f) any changes to these voting rights, (v) have a board of directors comprised of at least five members, of which at least 20% shall be independents, as defined by the BOVESPA, with a term limited to two years, (vi) if it elects to delist from the Level 2 segment, hold a tender offer by the company's controlling shareholder (where the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital who is not party to voting agreements with other shareholders) to comply with complementary rules to be issued by BOVESPA; (vii) disclose: (a) quarterly financial statements in English prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS); and (b) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS), in U.S. dollars or *reais*, and (viii) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

At May 31, 2007, we, our controlling shareholders, our directors and officers entered into an agreement with the BOVESPA to comply with the requirements to become a Level 1 company. In addition, we intend to transfer in the near future the listing of our common shares from the Level 1 to the Level 2 segment of the BOVESPA when we obtain the necessary authorizations from the Central Bank and BOVESPA, and possibly a Presidential Decree, pursuant to Article 192 of the Brazilian Constitution and Article 52 of the transitory regulation to the Constitution. Although we have not yet migrated to Level 2 of the BOVESPA, in addition to complying with the Level 1 requirements, our by-laws also complies with certain Level 2 requirements such as (i) granting tag-along rights for all preferred shareholders in connection with a transfer of our control, offering the same price paid per share for the common shares in the controlling block, in certain situations provided by our by-laws, (ii) requiring a board of directors in which at least 20% of its members are independent, and (iii) requiring us to adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving us or of our controlling shareholders, officers and directors.

Regulation of Foreign Investment

Foreign investors may either register their investments in our preferred shares as a foreign direct investment under Law No. 4,131/62 and Circular 2,997, dated August 15, 2000, of the Central Bank or as a portfolio investment under CMN Resolution No. 2,689 and CVM Instruction No. 325, both as amended. Foreign investors, regardless of whether their investments are made as foreign direct investments or portfolio investments, must be enrolled with the Brazilian internal revenue service (*Secretaria da Receita Federal*) pursuant to its Regulatory Instruction No. 568, dated September 8, 2005. This registration process is undertaken by the investor's legal representative in Brazil.

Law No. 4,131/62 and Circular 2,997/00 provide that after a foreign direct investment is made, an application for its registration with the Central Bank must be submitted by the investee and the non-resident investor, through its independent representatives in Brazil, within 30 days. The registration of the foreign direct investment with the Central Bank allows the foreign investor to remit abroad resources classifiable as capital return, resulting either from: (i) the transfer of corporate interests to Brazilian residents, (ii) capital reduction, or (iii) the liquidation of a company, as well as funds classifiable as dividends, profits or interest on shareholders' equity. Foreign investors with foreign direct investments may also divest those investments through private transactions or transactions conducted through the stock exchange or the over-the-counter market and are generally subject to less favorable tax treatment as compared to foreign investors with investments in portfolios pursuant to CMN Resolution No. 2,689 and CVM Instruction No. 325. See "Taxation—Brazil."

There are no restrictions on ownership of our preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of the shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their investment in our preferred shares under Law No. 4,131 or under Resolution No. 2,689. Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax-haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See "Taxation—Brazil" for further description of tax incentives extended to non-Brazilian holders who qualify under Resolution No. 2,689.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, futures or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the exchange market.

Under Resolution No. 2,689, a non-Brazilian investor must:

- appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
- appoint an authorized custodian in Brazil for its investment;
- register as a non-Brazilian investor with the CVM; and
- register its foreign investment with the Central Bank.

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

CPMF Tax

As a general rule, transactions carried out in Brazil that result in the transfer of *reais* from an account maintained with a Brazilian financial institution are subject to the Provisional Contribution on Financial Activities (*Contribuição Provisória sobre Movimentações Financeiras*), or CPMF, at the rate of 0.38%. However, since the passing of Law No. 11.312, on June 27, 2006, the CPMF tax rate was reduced to zero on transfer of *reais* for the purchase of preferred shares in public offerings, provided that the offering is registered with the CVM and the issuer is listed on the Brazilian stock exchange.

DIVIDENDS AND DIVIDEND POLICY

Dividend policy

Brazilian corporation law and our by-laws govern the circumstances in which we may declare and pay dividends and/or interest on shareholders' equity. Our board of directors may approve distributions of dividends and/or interest on shareholders' equity based on our annual, semi-annual or quarterly financial statements. The amount of any distribution will depend on several factors, such as our results of operations, our financial condition, our need for funding, our perspectives and other factors that our board of directors and shareholders may deem relevant.

Our by-laws require us to distribute a mandatory dividend corresponding to a minimum of 25% of our annual net income, as adjusted pursuant to Brazilian corporation law. For further information, see "—Mandatory Dividend—Interest on Shareholders' Equity."

The table below sets forth our history of distribution of dividends and interest on shareholders' equity for the periods indicated.

	Years ended December 31,		
	2004	2005	2006
	(in R$ millions)		
Dividends	20.0	26.2	0.0
Interest on shareholders' equity	25.0	31.0	28.4
Total	**45.0**	**57.2**	**28.4**

On March 7, 2007 and June 21, 2007, we distributed approximately R$4.5 million and R$8.8 million, respectively, of interest on shareholders' equity.

Calculation of distributable amounts

At each annual shareholders' meeting, our common shareholders (except in the situations indicated in "—Rights of Preferred Shares") approve the allocation of our net income from the preceding year and whether to distribute dividends to shareholders. Brazilian corporation law defines as "net income" for any year the results of operations in a given year after the deduction of accrued losses from previous years, the provisions for taxes and social contributions for that year and any amounts allocated to profit sharing payments to management team.

In accordance with Brazilian corporation law, our by-laws provide that the amounts available for the distribution of dividends to our shareholders should correspond to our net income results of operations in each year, as adjusted pursuant to the provisions of Brazilian corporation law, by means of the following allocations:

- to the legal reserve;
- to the by-laws reserves, if any;
- to the contingency reserve, if necessary;
- to the unrealized profit reserve;
- to the profit retention reserve,
- reversal of reserves recorded in previous years, in accordance with Brazilian GAAP; and
- reversal of amounts allocated to the unrealized profit reserve, upon realization and if not absorbed by losses.

The payment of dividends to our shareholders may be limited to the realized amount of our net income, provided the difference should be recorded in an unrealized profit reserve, as discussed below. The calculation of our distributable net income is made in accordance with Brazilian GAAP.

Under Brazilian corporation law and pursuant to our by-laws, we are required to maintain a legal reserve to which we must allocate 5.0% of our annual net income until the aggregate amount of the reserve equals 20.0% of our paid-in capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. Any net loss may be offset against the amounts allocated to the legal reserve. If not used for this purpose, this reserve may only be used to increase our capital stock or to offset losses. The amounts allocated to such reserve must be approved by our shareholders in the annual shareholders' meeting, and it can be transfer to capital stock. Therefore, they are not available for the payment of dividends in subsequent years. Our calculations of net income and allocations to reserves in any given year are based on our unconsolidated annual financial statements, prepared in accordance with Brazilian corporation law.

Under Brazilian corporation law, we are permitted to provide for the allocation of a portion of our net income to discretionary or by-laws reserve accounts that may be established in accordance with our by-laws, which must also indicate precisely the purpose, calculation criteria to determine the annual portion of net income for the allocation and maximum amount of the reserve. Our by-laws do not contain a provision requiring the recording of by-laws reserves.

Pursuant to a decision obtained in a shareholders' meeting based on a proposal submitted by our board of directors and our executive officers, a portion of our net income may be allocated to create a contingency reserve to offset in future years the decrease in income resulting from anticipated losses that are deemed probable in future years and which amount can be estimated. Therefore, the amount available for distribution may be increase by the reversion of a contingency reserve in the year which a loss that had been anticipated fails to occur as projected.

Under Brazilian corporation law, the amount by which the mandatory dividend exceeds the "realized" net income in a given year may be allocated to an unrealized profit reserve account and payment of the mandatory dividend may be limited to the "realized" net income. The "realized" net income is the amount by which our net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting, if any; and (ii) the profits that should be received by us after the end of the subsequent year. To the extent that the amounts allocated to the unrealized profits reserve are realized in subsequent years, those amounts should be added to the payment of dividends related to the year of the realization. Profits recorded in the unrealized profit reserve, when realized and not absorbed by losses in subsequent years, must be added to the first dividend distributed after the realization.

Under Brazilian corporation law, our shareholders may decide in a shareholders' meeting to retain a portion of our net income, pursuant to a previously approved capital expenditure budget prepared by our management team for the purpose of expanding our facilities or other investments in property or in working capital. Upon the implementation of any such investment plans, we may maintain this retained profits reserve until our shareholders decide to allocate it, fully or partially, to a capital stock increase or to the accumulated losses reserve. Under Brazilian corporation law, if a project to which we allocate a portion of our capital reserves should last more than one year, the budget for this project should be submitted annually to our shareholders' meeting until the completion of the project.

Under Brazilian corporation law, all allocations of profits made pursuant to our by-laws, including the unrealized profits reserve, should be approved by our shareholders in a meeting, and may be used to increase our capital stock or to distribute dividends in subsequent years.

The balance of our profit reserve accounts, except for the contingency reserve and the unrealized profits reserve, may not exceed our capital stock. Should this happen, a shareholders' meeting would vote on whether the excess should be used to pay in subscribed and unpaid capital, or to subscribe new shares, or to distribute dividends.

Also under Brazilian corporation law, net income not allocated as described above, should be distributed as dividends.

Mandatory dividend

The by-laws of Brazilian companies must specify a minimum percentage of the net income for the yearly distribution of dividends to the shareholders by the company, known as mandatory dividend. The mandatory dividend should not be less than 25% of our adjusted net income. Our by-laws require the distribution of a mandatory dividend corresponding to at least 25% of the preceding year's net income, calculated according to Brazilian corporation law and Brazilian GAAP.

While under Brazilian corporation law we are required to pay mandatory dividends every year, we are also allowed to suspend such dividend distribution if our board of directors should report to our annual shareholders' meeting that the distribution would be inadvisable given our financial condition. The fiscal council, if one is in place at the time, should review any suspension of the mandatory dividend. In addition, as we are a publicly held company, our management team should submit a report to the CVM setting out the reasons for the suspension within five days of the shareholders agreement. Net income not distributed by virtue of a suspension is allocated to a separate special reserve and, if not absorbed by subsequent losses, is required to be distributed as dividends as soon as the financial condition of the Bank permits the payment.

Dividends

We are required by Brazilian corporation law and our by-laws to hold an annual shareholders' meeting no later than April 30 of each year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. Pursuant to our by-laws, our board of directors may declare interim dividends based on semi-annual or quarterly financial statements. Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian corporation law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders' resolution should set another payment date, which, in any event, should occur before the end of the year in which the dividend is declared. Dividends paid and not claimed are no subjected to interest and inflation adjustments. Shareholders have a three-year period from the date of the dividend payment to claim the dividends or interest on shareholders' equity attributed to their shares, after which the aggregate amount of any unclaimed dividend would legally revert to us.

Interest on shareholders' equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on shareholders' equity to holders of equity securities, as an alternative to dividends, and to treat those payments as a deductible expense for purposes of calculating corporate income tax and, since 1998, the social contribution tax. The payment of interest should be done by recommendation of the Board of Directors and it must be approved by the shareholders' meeting. The rate applied in calculating interest on shareholders' equity cannot exceed the prorated daily variation of the TJLP. The amount of the tax deduction in each year is also limited to the greater of

(i) 50.0% of our net income (after the deduction of the provision for social contribution on net income, but before the calculation of the provision for income tax and the interest on shareholders' equity) for the period in respect of which the payment is made; and

(ii) 50.0% of the aggregate of accumulated earnings and profits reserve accounts at the beginning of the year in respect of which the payment is made.

For accounting purposes, besides being reflected in the statement of results to be tax deducted, the burden is reverted before the calculation of the net income based on the financial statements and deducted from the shareholders' equity in the same way it should be done for dividends. Any payment of interest on shareholders' equity to our shareholders, whether or not residing in Brazil, is subject to Brazilian withholding tax at the rate of 15.0% (or 25.0% if the shareholder is a resident of a tax haven jurisdiction), but this tax is usually paid by the company on behalf of the shareholders.

Payments of interest on shareholders' equity, net of withholding income tax, may be computed as part of the mandatory dividend distribution.

TAXATION

The following discussion addresses certain principal Brazilian and U.S. federal income tax considerations of acquiring, holding and disposing of our preferred shares.

The tax consequences described below do not take into account the effects of a possible future income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. Holders of our preferred shares.

Each prospective purchaser is urged to consult its independent tax advisor about the Brazilian and U.S. federal income tax consequences with respect to an investment in our preferred shares in light of their particular investment circumstances.

Material Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of shares by a holder that is not domiciled in Brazil (a "Non-Resident Holder"). The following discussion summarizes the principal tax consequences applicable under Brazilian law to a Non-Resident Holder of shares in general, and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. It is based upon the tax laws of Brazil as in effect on the date of this offering memorandum, which are subject to change, and to differing interpretations. Any change in that law may change the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian tax consequences to it of an investment in our preferred shares.

Income tax

Dividends

Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of shares, are currently not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to withholding income tax in Brazil at varying rates, according to the tax legislation applicable to each corresponding year.

Interest attributable to shareholders' equity

Law No. 9,249, of December 26, 1995, as amended, permits a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax, and, since 1997, social contribution tax as well. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (TJLP), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

- 50% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and
- 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Tax Haven—that is, a country or location that does not impose taxation or where the income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment ("Tax-Haven Residents"). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, the gains recognized on a disposition or sale of assets located in Brazil, such as our preferred shares, by a Non-Resident Holder are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the Non-Resident Holder to a resident or person domiciled in Brazil or not.

In general, capital gains realized as a result of the disposition of shares are the positive difference between the amount realized on the disposition of the shares and the respective acquisition cost. There is a controversy regarding the currency that should be considered for the purposes of determining the acquisition cost of the investment in Brazil, more specifically if such acquisition cost is to be determined in foreign or local currency.

Capital gains assessed by a non-resident holder on a sale or disposition of shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

- exempt from income tax when earned by a non-resident holder that (i) has registered its investment in Brazil with Central Bank under the rules of Resolution No. 2,689 ("2,689 holder"); and (ii) is not a tax-haven resident; and
- subject to income tax at a rate of 15% in any other case, including gains earned by a non-resident holder that is not a 2,689 holder or is a tax-haven resident. In this situation, a withholding tax of 0.005% will apply on the sale value, which can be offset against the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is carried out outside a Brazilian stock exchange will be subject to income tax at a rate of 15%, except for tax-haven resident, which, in this case, are subject to income tax at the rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Tax on foreign exchange and financial transactions ("IOF TAX")

Foreign exchange transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, due on the conversion of *reais* into foreign currency and on the conversion of foreign currency into *reais*. Although the current applicable rate for almost foreign currency exchange transactions is zero (including exchange transaction involving U.S dollars) the Ministry of Finance is permitted to increase the rate at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on transactions involving bonds and securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, applicable on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving stocks is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

Temporary contribution on financial transactions ("CPMF Tax")

Any transaction carried out by a holder of securities in Brazil that results in the transfer of *reais* from a checking account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF Tax, at the rate of 0.38%. Currently, the CPMF Tax rate applicable to the transfer of funds for the acquisition of shares on a Brazilian stock exchange or organized over-the-counter market is reduced to zero. In addition, according to Law No. 11,312, dated as of June 27, 2006, the CPMF Tax rate is reduced to zero on withdrawals from bank accounts used to acquire shares in a public offering provided that (a) the public offering is registered with the Comissão de Valores Mobiliários (CVM) and (b) the issuer is listed on a Brazilian stock exchange.

When applicable, the CPMF Tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Although the CPMF Tax will remain in effect until December 31 2007, no assurance can be given that such term will not be extended.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of stocks, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of shares.

U.S. Federal Income Taxation

The following summary describes certain principal U.S. federal income tax consequences relating to the acquisition, holding and disposition of our preferred shares. This summary only applies to preferred shares held as capital assets and does not discuss all the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

- financial institutions;
- insurance companies;
- tax-exempt organizations;
- real estate investment trusts;
- regulated investment companies;
- grantor trusts;
- persons that have a functional currency other than the U.S. dollar;
- persons that will own preferred shares through partnerships or other pass through entities;
- dealers or traders in securities or currencies;
- certain former citizens or long-term residents of the United States; or
- persons that will hold our preferred shares as a position in a "straddle" or as a part of a "hedging", "conversion" or other risk reduction transaction for U.S. federal income tax purposes.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of our preferred shares. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, holding and disposing of our preferred shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our preferred shares who for U.S. federal income tax purposes is:

- an individual citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A Non-U.S. Holder is a beneficial owner of our preferred shares that is neither a U.S. Holder nor a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U S. federal income tax purposes) holds our preferred shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Such a partner or partnership considering the acquisition of our preferred shares should consult its independent tax advisor as to its tax consequences.

Persons considering the purchase of our preferred shares should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

U.S. Internal Revenue Service Circular 230 Disclosure

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISORS.

Distributions

Subject to the discussion below under "—Passive foreign investment company considerations", the gross amount of any distribution made to you under our preferred shares, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, withheld therefrom, will be includible in income on the day on which the dividends are actually or constructively received by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles.

Under current law, the dividends will not be eligible for the dividends-received-deduction generally allowed to United States corporations in respect of dividends received from other United States corporations and will not be eligible for the 15% preferential dividend rate applicable to certain "qualified dividend income" received by individuals. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distributions, will be treated as a non-taxable return of capital to the extent of your adjusted basis in our preferred shares and as a capital gain to the extent it exceeds your basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by our company generally will be treated as dividends for U.S. federal income tax purposes.

Dividends paid to U.S. Holders in *reais* will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not converted into U.S. dollars at that time. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in Reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of *reais* into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss. If dividends received in *reais* are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends on our preferred shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or at a U.S. Holder's election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific "baskets" of income. For this purpose, for taxable years beginning after December 31, 2006, the dividends should generally constitute "passive category income," or in the case of certain U.S. Holders, "general category income."

The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under "—Backup withholding tax and information reporting requirements", a Non-U.S. Holder of preferred shares will not be subject to U.S. federal income or withholding tax on dividends received on the preferred shares, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or exchange of preferred shares

Subject to the discussion below under "—Passive foreign investment company considerations", a U.S. Holder generally will recognize gain or loss on the sale or exchange of our preferred shares equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any Brazilian tax) on such sale or exchange and the U.S. Holder's adjusted tax basis in our preferred shares. The initial tax basis of the preferred shares to a U.S. Holder will be the purchase price determined on the date of purchase. Subject to the discussion below under "—Passive foreign investment company considerations", such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such preferred shares exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder that receives *reais* upon a sale or other disposition of our preferred stock will realize an amount equal to the U.S. dollar value of the *reais* on the date of sale or other disposition (or in the case of cash basis and, if election made, an accrual basis taxpayers, on the settlement date). A U.S. Holder will have a tax basis in the *reais* received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. Holder on a subsequent conversion of *reais* into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss.

If any gain from the sale or exchange of our preferred shares is subject to Brazilian tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be United States source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Subject to the discussion below under "—Backup withholding tax and information reporting requirements", a Non-U.S. Holder of our preferred shares will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such preferred shares unless:

- such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or
- in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

The determination of whether we are classified as a "passive foreign investment company", or a PFIC, is a factual determination that is made annually based on the categories and amounts of income that we earn and categories and valuation of our assets, all of which are subject to change. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is "passive income" (the "Income Test") or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income" (the "Asset Test")

In the case of a company engaged in an active banking business, special rules apply for determining the character of income and assets. The Internal Revenue Service (the "IRS") has issued a notice (the "Notice") that would classify a non-U.S. bank that satisfies the requirements of the Income Test and the Assets Test as a PFIC unless, among other things, deposits represent at least 50 percent of the liabilities and the loans to unrelated persons represent at least 50 percent of the outstanding principal of all loans. Subsequent to the issuance of the Notice, the U.S. Department of Treasury issued proposed regulations (the "Proposed Regulations"), not yet in effect which would markedly modify the Notice and which, if finalized, would apply retroactively from taxable years beginning after December 31, 1994. In order to be an active bank under the Proposed Regulations, a foreign corporation must meet certain licensing, deposit-taking, and lending and gross income requirements. We believe that we would meet the standards necessary to be treated as an active bank under both the Notice and the Proposed Regulations, assuming that the Proposed Regulations are finalized in their current form. Therefore, based upon our current and projected income, assets and activities, we believe that we would not be classified as a PFIC for the taxable year ended December 31, 2007 or any subsequent year. However, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the Proposed Regulations (although retroactive in application) are not currently in force, there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year. Further, although the Proposed Regulations generally would apply retroactively, there can be no assurance that the Proposed Regulations will be finalized in their current form.

If we were a PFIC, a U.S. Holder of our preferred shares generally may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, our preferred shares.

If we were a PFIC, a U.S. Holder of our preferred shares should consider making a mark-to-market election or a qualified electing fund election (a "QEF-election") that may alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making a QEF-election will not apply in the case of our preferred shares, because the Company does not expect to make available the information necessary for U.S. Holders to report income and certain losses in a manner consistent with those elections. U.S. Holders should consult their independent tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions on, and to proceeds from the sale or redemption of, our preferred shares made within the United States or by a U.S. payor or U.S. middleman to a holder of our preferred shares, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions on, or the proceeds from the sale or redemption of, our preferred shares within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax. A U.S. Holder will be entitled to credit any amounts withheld under the backup withholding rules against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's U.S. federal income tax liability by filing a refund claim with the IRS.

Foreign Tax Credit for Brazilian Taxes

Except for Brazilian tax covered in the section "Distributions," all other transfer and other taxes covered in the "Brazilian Tax " section (below) will not be creditable against U.S. federal income taxes

The above summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the ownership of preferred shares. Prospective purchasers of preferred shares should consult their independent tax advisors concerning the tax consequences of their particular situations.

PLAN OF DISTRIBUTION

References to "preferred shares" in this section "Plan of Distribution" should be read as references to both our preferred shares and to the units we will issue if the Central Bank does not approve our capital increase prior to the closing of this offering.

Pursuant to the terms of an underwriting agreement dated June 26, 2007, Goldman Sachs do Brasil Banco Múltiplo S.A. and Banco UBS Pactual S.A. and have severally agreed with the selling shareholders and us to place the 55,881,013 preferred shares that the selling shareholders and we are offering.

Goldman Sachs do Brasil Banco Múltiplo S.A. and Banco UBS Pactual S.A. will act as joint bookrunners. Goldman, Sachs & Co. will act as agent on behalf of Goldman Sachs do Brasil Banco Múltiplo S.A. and UBS Securities LLC will act as agent on behalf of Banco UBS Pactual S.A. Banco ABN AMRO Real S.A. and BES Investimento do Brasil S.A.—Banco de Investimento will act as co-managers (*coordenadores contratados*) in connection with the placement of preferred shares in Brazil. ABN AMRO Bank N.V., London Branch and Banco Espírito Santo de Investimento, S.A. will act as agents on behalf of Banco ABN AMRO Real S.A. and BES Investimento do Brasil S.A.—Banco de Investimento, respectively, in connection with the placement of preferred shares outside Brazil. Bulltick, LLC will also act as an agent in connection with the placement of preferred shares outside Brazil.

All placements of preferred shares in the United States will be made by U.S. registered broker-dealers. ABN AMRO Bank N.V., London Branch and Banco Espírito Santo de Investimento, S.A. are not registered broker-dealers in the United States, and, to the extent that they intend to effect any placement of preferred shares in the United States, they may do so only through U.S. registered broker-dealers.

The underwriting agreement provides that the obligation of the underwriters to place the preferred shares is subject to, among other conditions, the delivery of certain legal opinions by our and their legal counsel and comfort letters from our auditors. The underwriting agreement also provides that, if any of the preferred shares are not placed, the underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. The preferred shares will initially be offered by the underwriters and the agents at the price to be indicated on the cover page of this offering memorandum. After the initial offering of the preferred shares, the offering price and other selling terms may from time to time be varied by the underwriters. We have also entered into a placement facilitation agreement with the agents relating to the placement of our preferred shares outside Brazil, which contains conditions for the placement of the preferred shares by the agents similar to those of the underwriting agreement.

The selling shareholders will grant to Banco UBS Pactual S.A. an option, which may be exercised by joint decision with Goldman Sachs do Brasil Banco Múltiplo S.A., to place to 8,382,151 additional preferred shares to cover over-allotments for a period of up to 30 days from the first trading day of the preferred shares. The option, if exercised, will be at the price per preferred share indicated on the cover page of this offering memorandum, less the underwriting discount.

Pursuant to the underwriting agreement and the placement facilitation agreement, we and the selling shareholders will have agreed to indemnify the underwriters, the agents and each of their directors and officers and any person who controls the underwriters or agents against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters and the agents may be required to make in respect thereof.

We and the selling shareholders have been advised by the agents that they propose to place the preferred shares initially to persons in the United States whom the agents reasonably believes to be "qualified institutional buyers" as defined under Rule 144A and to non-US persons in transactions meeting the requirements of Regulation S under the Securities Act.

Our preferred shares have not been registered under the Securities Act and will be subject to significant resale restrictions. See "Transfer Restrictions." Until 40 days after the commencement of this offering of the preferred shares, an offer or sale of preferred shares within the United States by a broker dealer, whether or not it is participating in this offering, may violate the registration requirements of the Securities Act if such offer to sale is made otherwise than in accordance with Rule 144A.

The capital increase in connection with the primary offering of our preferred shares is subject to approval by the Central Bank. If this approval is not obtained prior to the closing date of this offering, we will deliver to investors units representing one preferred share in this offering and six subscription receipts, each of which will be required to be redeemed for one preferred share to be issued by us following approval of the capital increase by the Central Bank. See "Summary—The Offering" and "Risk Factors—Risks Relating to our Preferred Shares."

The following table shows the per share offering price, underwriting discount to be paid by us and the selling shareholders to the underwriters and proceeds, before expenses, to us and the selling shareholders. This information is presented assuming either no exercise or exercise in full of the over-allotment option.

(in reais)	Per share	Without over-allotment option	With over-allotment option
Offering price	17.00	949,977,221.00	1,092,473,788.00
Underwriting discount	0.60	33,249,202.74	38,236,582.58
Proceeds, before expenses, to us	16.41	903,631,890.36	903,631,890.36
Proceeds, before expenses, to the selling shareholders	16.41	13,096,127.91	150,605,315.06

The expenses will be paid by us and the underwriting discount will be divided pro rata among the selling shareholders and us, based on the number of preferred shares placed in the primary and secondary offerings.

We have requested that our preferred shares be approved for listing and trading on the Level 1 segment of the BOVESPA under the symbol "DAYC4."

Prior to the offering, there has been no public market for the preferred shares. The initial public offering price has been negotiated among the underwriters and us. Among the factors considered in determining the initial public offering price of the preferred shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of banks in related businesses.

In connection with this offering, Banco UBS Pactual S.A., acting through UBS Corretora de Câmbio e Valores Mobiliários S.A., as representative on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the preferred shares, and the underwriters' representative may engage in stabilization activity for a period of up to 30 days after the date of publication of the announcement of the commencement of the offering. Specifically, the underwriters' representative may over-allot in connection with the offering, creating a syndicate short position. In addition, the underwriters' representative may bid for, and purchase, preferred shares in the open market to cover syndicate short positions or stabilize the price of the preferred shares. Any of these activities may stabilize or maintain the market price of the preferred shares above independent market levels or may delay a decline in the market price of the preferred shares. The underwriters' representative is not required to perform these activities every day and may terminate these activities at any time. Reports of stabilization activity are required to be furnished to the CVM. Such stabilization activity shall be in compliance with all laws, regulations and rules.

The preferred shares may be offered outside of Brazil only to investors registered with the CVM and acting through custody accounts managed by local agents pursuant to CVM Instruction No. 325, dated January 27, 2000, and CMN Resolution No. 2,689 of January 26, 2000, as amended.

Other than with respect to this offering on the Level 1 segment of the BOVESPA, no action has been or will be taken in any country or jurisdiction by us, the selling shareholders, the underwriters or the agents that would permit a public offering of the preferred shares, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this offering memorandum comes are required by us, the selling shareholders, the underwriters and the agents to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver preferred shares or have in their possession or distribute such offering material, in all cases at their own expense.

Preferred Shares Eligible for Future Sale

We, the selling shareholders, our controlling shareholder and each of our directors and executive officers have agreed with the underwriters and the agents, for a period of 180 days following the date of publication of the announcement of the commencement of the offering, not to issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase, make any short sale or otherwise, directly or indirectly, dispose of, or grant any rights or, in our case, file a registration statement under the Securities Act or Brazilian laws, in all cases with respect to any preferred shares or any options or warrants to purchase any preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive preferred shares. Additionally, we, the selling shareholders and each of our directors and executive officers have agreed with the underwriters and agents, for the 180-day period referred to in the preceding sentence, not to enter into any swap or other arrangement that transfers to another party, in whole or in part, any of the economic consequences of the ownership of preferred shares or of any securities convertible into or exercisable or exchangeable for preferred shares, or of warrants or other rights to purchase preferred shares, whether any such transaction is to be settled by delivery of preferred shares or such other securities, in cash or otherwise, and not to publicly announce an intention to effect any transaction described in this paragraph. We call such actions, other than issuance, "transfer."

Under this agreement, transfers of these securities could be made under the following circumstances:

- pursuant to bona fide gifts;
- pursuant to dispositions to any trust for the direct or indirect benefit of the transferor and/or the immediate family of the transferor; or
- with the prior consent of the underwriters and agents, such consent not to be unreasonably withheld.

In either of the first two cases, it will be a condition of the transfer that the transferee agrees that it is receiving and holding the transferred securities subject to the provisions of the lock-up agreement and that the transferee will not transfer the securities except in accordance with the lock-up agreement for the remainder of its term. It will also be a condition that any such transfer of securities will not involve a disposition for value.

We cannot assure you that the underwriters and the agents will not waive these lock-up obligations, in which case these preferred shares would become eligible for sale earlier.

We cannot predict the effect, if any, that future sales of the preferred shares, or the availability of such preferred shares for future sales, will have on the market price of the preferred shares prevailing from time to time or on our ability to raise capital in the future. Sales of substantial amounts of preferred shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the preferred shares and our ability to sell preferred shares in the future at a time and at a price that we deem appropriate.

Relationships with underwriters

UBS AG and/or its affiliates may enter into derivative transactions in connection with the preferred shares, acting at the order and for the account of their clients. UBS AG and/or its affiliates may also purchase some of the preferred shares in this offering as a hedge for such transactions. Such transactions may have an effect on demand, price or other terms of the offering.

In addition to the placement of preferred shares in connection with this offering, the underwriters and/or their affiliates maintain a commercial relationship with us in accordance with ordinary course market practices. The underwriters and/or their affiliates provide us with services in connection with our exchange market transactions and may, in the future, provide us with investment banking services or other financial services. In each case, the underwriters and/or their affiliates have received and may continue to receive customary fees.

In addition to the placement of preferred shares in connection with this offering, the underwriters and/or their affiliates maintain a commercial relationship with the selling shareholders in accordance with ordinary course market practices. The underwriters and/or their affiliates provide investment banking services to the selling shareholders and may, in the future, assist the selling shareholders in investments or other transactions in accordance with ordinary course practices. In each case, the underwriters and/or their affiliates have received and may continue to receive customary fees.

TRANSFER RESTRICTIONS

References to "preferred shares" in this section "Transfer Restrictions" should be read as references to both our preferred shares and to the units we will issue if the Central Bank does not approve our capital increase prior to the closing of this offering.

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of our preferred shares.

United States

Our preferred shares have not been registered under the Securities Act. They may not be offered or sold within the United States except:

- in compliance with the registration requirements of the Securities Act and all applicable securities laws in the states of the United States; or
- pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of the states of the United States.

Accordingly, our preferred shares are being offered and sold only

- inside the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act; and
- outside the United States in accordance with Rule 903 under the Securities Act.

In addition, purchasers of our preferred shares may not be able to exercise the preemptive rights relating to the preferred shares unless an exemption from the registration requirements of the Securities Act is available or a registration statement under the Securities Act is effective with respect to those rights. We are not obligated to file a registration statement with respect to the preferred shares relating to these preemptive rights, and we may not file such a registration statement.

Each purchaser of our preferred shares in the United States will be deemed to have agreed not to deposit such preferred shares into an unrestricted American depositary receipt facility for as long as those shares are "restricted securities" within the meaning of Rule 144A under the Securities Act and also to have represented and agreed as follows:

1. It understands and acknowledges that the preferred shares have not been registered under the Securities Act or any other applicable securities law, are being offered in transactions not requiring registration under the Securities Act or any other securities law, and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act, or any other applicable securities law, pursuant to an exemption from registration or in a transaction not subject to registration. We make no representation as to the availability of the exemption provided by Rule 144 under the Securities Act for resales of our preferred shares.
2. It understands that the preferred shares (to the extent they are in certified form in the future), unless otherwise determined in accordance with applicable law, will bear a legend substantially to the following effect:

   THIS SHARE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY

PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THIS SHARE.

3. It is not an affiliate (as defined in Rule 144 under the Securities Act) of us or acting on our behalf and it is either:

   - a qualified institutional buyer as defined under Rule 144A (or a QIB) and is aware that any sale of the preferred shares to it will be in reliance on an exemption from the Securities Act. Such acquisition will be for its own account or for the account of another QIB; or

   - a person who, at the time the buy order for the preferred shares was originated, was outside the United States and was not a US person (and was not purchasing for the account or benefit of a US person) within the meaning of Regulation S under the Securities Act.

4. If it is a purchaser in a sale that occurs outside the United States within the meaning of Regulation S under the Securities Act, it agrees that until the expiration of a 40 day "distribution compliance" period within the meaning of Rule 903 of Regulation S under the Securities Act, no offer or sale of the preferred shares shall be made by it to a US person or for the account or benefit of a US person within the meaning of Rule 902(k) of the Securities Act except to a QIB and in compliance with the applicable selling restrictions.

5. Pursuant to CMN Resolution No. 2,689 of January 26, 2000, as amended, transfers of preferred shares, including by or between residents of jurisdictions outside Brazil, may be effected only in Brazil. See "Market Information."

6. Neither we, the selling shareholders, the underwriters nor any person representing us or the underwriters have made any representation to it with respect to us or the offering or sale of any preferred shares, other than the information contained in this offering memorandum, which has been delivered to it and upon which it is relying in making its investment decision with respect to the preferred shares. It acknowledges that no representation or warranty is made by the underwriters or their agents as to the accuracy or completeness of such materials. It has had access to such financial and other information concerning us and the preferred shares as it has deemed necessary in connection with its decision to purchase the preferred shares, including an opportunity to ask questions of and request information from us and the underwriters or their agents.

7. It acknowledges that we, the selling shareholders, the underwriters and their agents and our respective counsel will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if any of the acknowledgments, representations or warranties deemed to have been made by its purchase of preferred shares are no longer accurate, it shall notify us and the underwriters. In the event that it is acquiring any shares as a fiduciary or agent for one or more investment accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account. In the event that an agent or representative of the purchaser is making any acknowledgment, representation or agreement on behalf of the purchaser, such agent or representative represents that it is duly authorized to execute the subscription agreement on behalf of the purchaser and has confirmed the foregoing acknowledgments, representations and agreements with the purchaser.

Offers and Sales in Canada

This offering memorandum is not, and under no circumstance is to be construed as, an advertisement or a public offering of the preferred shares in Canada or any province or territory thereof. Any offer or sale of the preferred shares in Canada will be made only pursuant to an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) our preferred shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our preferred shares which has been approved by the competent authority in that Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our preferred shares may be offered to the public in that Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than EUR43,000,000 and (iii) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts; or
- in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "our preferred shares may be offered to the public" in relation to any of our preferred shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our preferred shares to be offered so as to enable an investor to decide to purchase our preferred shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Our preferred shares may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done in relation to our preferred shares in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our preferred shares in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this offering memorandum is directed only at: (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering memorandum relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Germany

The preferred shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (*Gesetz über die Erstellung, Billigung und Veröffentlichung des Prospekts, der beim öffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veröffenlichen ist—Wertpapierprospektgesetz*) as of 22 June 2005, effective as of 1 July 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (*Verkaufsprospeckt*) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Netherlands

Each of the agents is a professional market party (or PMP) within the meaning of Section 1(e) of the Exemption Regulation of 26 June 2002 in respect of the Act on the Supervision of the Credit System 1992 (*Vrijstellingsregeling Wet toezicht kredietwezen 1992*), as amended from time to time (or Exemption Regulation), where applicable read in conjunction with the policy rules of the Dutch Central Bank (de Nederlandsche Bank N.V.) on key concepts of market access and enforcement of the Act on the Supervision of the Credit System 1992 (*Wet towzicht kredietwezen* 1992) published on 29 December 2004 (*Beleidsregel* 2005 *kernbegrippen markttoetreding en handhaving Wtk* 1992) (or Policy Rules), and Section 2 of the Policy Rules, as amended, supplemented and restated from time to time. The preferred shares have been offered or sold and will be offered or sold, directly or indirectly, as part of the initial distribution or at any time thereafter, exclusively to PMPs as reasonably identified by the issuer on the closing date, provided that the preferred shares have a denomination of 100,000 (or the equivalent in other currency) and shall upon their issuance be included in a clearing institution that is established in an EU Member State, the United States of America, Japan, Australia, Canada or Switzerland; so that it can reasonably be expected that the agents will transfer the preferred shares exclusively to other PMPs.

Hong Kong

The preferred shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the preferred shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to preferred shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the preferred shares may not be circulated or distributed, nor may the preferred shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the preferred shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the preferred shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The preferred shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and the preferred shares are not to be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS AND INDEPENDENT ACCOUNTANTS

Machado Meyer , Sendacz e Ópice Advogados, our Brazilian counsel, will pass on the validity of our preferred shares and certain other matters of Brazilian law. Skadden, Arps, Slate, Meagher & Flom LLP, our U.S. counsel, will pass on certain legal matters for us. Pinheiro Neto Advogados, Brazilian counsel to the underwriters and agents, and Clifford Chance US LLP, U.S. counsel to the underwriters and agents, will pass on certain legal matters for the underwriters and agents.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Banco Daycoval S.A. at and for the years ended December 31, 2004, 2005 and 2006 and at and for the three months ended March 31, 2007 included in this offering memorandum were audited by Deloitte Touche Tohmatsu Auditores Independentes, independent auditors, as stated in their report appearing herein.

With respect to the unaudited consolidated income statement, changes in shareholders' equity and changes in financial position for the three months ended March 31, 2006, which are included herein, Deloitte Touche Tohmatsu Auditores Independentes, independent auditors, have applied limited procedures in accordance with the standards of IBRACON for a review of such information. However, as stated in their report appearing herein, Deloitte Touche Tohmatsu Auditores Independentes did not audit and they do not express an opinion on that financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

INDEX TO FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Daycoval S.A.

Individual and Consolidated Financial Statements Including the Balance Sheets as of March 31, 2007 and December 31, 2006 and the Statements of Income, Changes in Shareholders' Equity and Changes in Financial Position for the Quarters Ended March 31, 2007 and 2006 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Banco Daycoval S.A.
São Paulo—SP

1. We have audited the accompanying individual (Bank) and consolidated balance sheets of Banco Daycoval S.A., its subsidiaries and special purpose entities represented by receivables investment funds as of March 31, 2007, and the related statements of income, changes in shareholders' equity (Bank), and changes in financial position for the quarter then ended, all expressed in Brazilian reais and prepared under the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Bank and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by the Bank's management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual (Bank) and consolidated financial position of Banco Daycoval S.A. as of March 31, 2007, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the quarter then ended in conformity with Brazilian accounting practices.

4. The individual and consolidated statements of income, changes in shareholders' equity and changes in financial position for the quarters ended March 31, 2006, presented for comparative purposes, were reviewed by us. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries. Since this review did not constitute an audit in accordance with Brazilian auditing standards, we do not express an opinion on the aforementioned financial statements. Based on our limited review, we are not aware of any material modification that should be made to the financial statements referred to in this paragraph for them to be in conformity with Brazilian accounting practices.

Deloitte Touche Tohmatsu

5. We had previously audited the individual and consolidated financial statements of the Bank as of December 31, 2006 and issued an unqualified opinion thereon, dated April 5,2007.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Sao Paulo, April 30. 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Clodomir Felix Fialho Cachem Junior
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO DAYCOVAL S.A.
BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reais—R$)

		3/31/2007		12/31/2006	
	Note	Bank	Consolidated	Bank	Consolidated
ASSETS					
CURRENT ASSETS		2,424,066	2,555,735	2,321,429	2,395,956
Cash		39,699	39,898	33,975	34,017
Interbank investments	4	843,751	843,751	854,614	854,614
Money market investments		802,124	802,124	804,315	804,315
Interbank deposits		40,161	40,161	28,064	28,064
Foreign currency investments		1,466	1,466	22,235	22,235
Securities and derivatives	5 and 6	40,600	69,759	95,714	114,909
Own portfolio		4,446	33,605	33,799	52,994
Linked to repurchase commitments		15,005	15,005	29,174	29,174
Linked to guarantees		2,777	2,777	23,676	23,676
Derivatives		18,372	18,372	9,065	9,065
Interbank accounts		13,687	13,687	6,198	6,198
Payments and receipts pending settlement		2,858	2,858	12	12
Restricted deposits—					
Central Bank of Brazil		7,440	7,440	1,509	1,509
Correspondents		3,389	3,389	4,677	4,677
Lending operations	7	1,406,814	1,508,773	1,261,770	1,316,677
Lending operations—public sector		24,405	24,405	19,323	19,323
Lending operations—private sector		1,418,092	1,523,871	1,282,329	1,338,594
(Allowance for loan losses)	8	(35,683)	(39,503)	(39,882)	(41,240)
Other receivables		68,450	68,802	68,824	69,207
Foreign exchange portfolio	9.a)	61,538	61,538	66,647	66,647
Income receivable		5	55	6	42
Trading account	6.a)	3,196	3,196	274	274
Other	9.c)	3,711	4,013	1,897	2,244
Other assets		11,065	11,065	334	334
Repossessed assets		4,092	4,092	147	147
Prepaid expenses		6,973	6,973	187	187
NONCURRENT ASSETS		828,204	795,812	648,726	680,355
Securities and derivatives		457,626	425,109	378,770	410,389
Own portfolio		63,520	31,003	50,721	82,340
Linked to repurchase commitments		309,536	309,536	255,021	255,021
Linked to guarantees		81,987	81,987	63,576	63,576
Derivatives		2,583	2,583	9,452	9,452
Lending operations	7	280,250	280,375	222,205	222,215
Lending operations—public sector		23,479	23,479	24,976	24,976
Lending operations—private sector		262,489	262,614	201,644	201,654
(Allowance for loan losses)	8	(5,718)	(5,718)	(4,415)	(4,415)
Other receivables		84,043	84,043	47,751	47,751
Escrow deposits		56,856	56,856	47,156	47,156
Other	9.c)	27,187	27,187	595	595
Other assets		6,285	6,285	—	—
Prepaid expenses		6,285	6,285	—	—
PERMANENT ASSETS		51,945	12,315	65,584	11,672
Investments		47,755	889	61,704	908
Investments in domestic subsidiaries	10	46,867	—	60,807	—
Other investments		888	889	897	908
Property and equipment in use	11	3,996	11,210	3,748	10,606
Real estate		—	11,174	—	10,875
Other		5,886	7,488	5,440	6,846
(Accumulated depreciation)		(1,890)	(7,452)	(1,692)	(7,115)
Deferred charges		194	216	132	158
Organization and expansion costs		354	457	280	384
(Accumulated amortization)		(160)	(241)	(148)	(226)
TOTAL ASSETS		3,304,215	3,363,862	3,035,739	3,087,983

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reais—R$)

	Note	3/31/2007 Bank	3/31/2007 Consolidated	12/31/2006 Bank	12/31/2006 Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES		2,081,481	2,139,826	1,886,668	1,945,802
Deposits	12	1,208,417	1,203,245	1,021,844	1,021,835
Demand deposits		137,397	137,367	104,763	104,754
Interbank deposits		113,609	113,609	93,951	93,951
Time deposits		957,405	952,263	822,723	822,723
Other deposits		6	6	407	407
Money market funding	12	574,969	574,969	572,376	572,376
Own portfolio		320,928	320,928	280,052	280,052
Third parties		254,041	254,041	292,324	292,324
Funds from acceptance and issuance of securities	13	145,590	144,198	139,486	139,486
Securities issued abroad		145,590	144,198	139,486	139,486
Interbank accounts		25,885	25,885	309	309
Receipts and payments pending settlement		25,885	25,885	309	309
Interbranch accounts		6,873	6,873	5,954	5,954
Third-party funds in transit		6,873	6,873	5,954	5,954
Derivatives	6	1,283	1,283	1,320	1,320
Derivatives		1,283	1,283	1,320	1,320
Borrowings and onlendings	14	59,318	123,879	62,971	120,818
Foreign borrowings		59,318	59,318	62,971	100,925
Domestic borrowings		—	64,561	—	19,893
Other payables		59,146	59,494	82,408	83,704
Collected taxes and other		964	964	513	513
Foreign exchange portfolio	15.a)	21,088	21,088	23,096	23,096
Tax and social security	15.b)	23,907	24,044	32,830	34,046
Trading account	6.b)	257	257	2,334	2,334
Other	15.c)	12,930	13,141	23,635	23,715
NONCURRENT LIABILITIES		722,604	723,666	709,312	702,415
Deposits	12	338,842	338,842	332,120	326,739
Interbank deposits		1,537	1,537	1,490	1,490
Time deposits		337,305	337,305	330,630	325,249
Funds from acceptance and issuance of securities	13	246,048	245,958	260,473	258,957
Securities issued abroad		246,048	245,958	260,473	258,957
Derivatives	6	1,683	1,683	962	962
Derivatives		1,683	1,683	962	962
Borrowings and onlendings	14	—	—	421	421
Foreign borrowings		—	—	421	421
Other payables		136,031	137,183	115,336	115,336
Tax and social security	15.b) and 17	135,501	136,503	114,980	114,980
Other	15.c)	530	680	356	356
DEFERRED INCOME		3,118	3,118	1,992	1,992
Deferred income		3,118	3,118	1,992	1,992
MINORITY INTEREST		—	240	—	7
SHAREHOLDERS' EQUITY	18	497,012	497,012	437,767	437,767
Capital-Brazilian residents		422,737	422,737	188,561	188,561
Capital reserves		—	—	453	453
Revaluation reserves		2,149	2,149	2,199	2,199
Profit reserves		11,679	11,679	32,252	32,252
Adjustment to fair value—securities and derivatives		1,690	1,690	5,049	5,049
Retained earnings		58,757	58,757	209,253	209,253
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,304,215	3,363,862	3,035,739	3,087,983

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)
(In thousands of Brazilian reais- R$, except earnings per share)

	Note	3/31/2007 Bank	3/31/2007 Consolidated	3/31/2006 Bank (Unaudited)	3/31/2006 Consolidated (Unaudited)
INCOME FROM FINANCIAL INTERMEDIATION		151,518	158,537	84,059	80,568
Lending operations		124,722	127,442	79,503	79,503
Securities transactions		41,677	45,976	25,313	27,260
Derivatives	6.g)	(17,321)	(17,321)	(22,266)	(27,704)
Foreign exchange transactions		2,315	2,315	1,509	1,509
Compulsory investments		125	125	—	—
EXPENSES ON FINANCIAL INTERMEDIATION		(72,872)	(79,966)	(48,543)	(48,352)
Funding operations		(63,571)	(63,334)	(41,954)	(41,795)
Borrowings and onlendings		(1,090)	(8,421)	(1,068)	(1,036)
Allowance for loan losses	8	(8,211)	(8,211)	(5,521)	(5,521)
GROSS PROFIT FROM FINANCIAL OPERATIONS		78,646	78,571	35,516	32,216
OTHER OPERATING INCOME (EXPENSES)		(9,722)	(9,585)	(9,772)	(6,199)
Income from services provided		3,178	3,304	2,443	2,521
Personnel expenses		(10,606)	(10,756)	(7,330)	(7,444)
Other administrative expenses	19.a)	(10,408)	(10,595)	(11,378)	(11,592)
Tax expenses		(6,033)	(6,085)	(4,675)	(4,738)
Equity in subsidiaries		(21)	—	(7,537)	—
Other operating income	19.b)	17,601	19,565	21,273	21,399
Other operating expenses	19.c)	(3,433)	(5,018)	(2,568)	(6,345)
INCOME FROM OPERATIONS		68,924	68,986	25,744	26,017
NONOPERATING EXPENSES		(30)	(52)	(3)	(2)
INCOME BEFORE INCOME AND SOCIAL SOCIAL CONTRIBUTION TAX		68,894	68,934	25,741	26,015
INCOME AND SOCIAL CONTRIBUTION TAXES	16	(5,599)	(5,639)	(12,095)	(12,369)
Provision for income tax		(18,580)	(18,607)	(9,048)	(9,247)
Provision for social contribution tax		(6,285)	(6,298)	(3,047)	(3,122)
Deferred taxes		19,266	19,266	—	—
NET INCOME		63,295	63,295	13,646	13,646
EARNINGS PER SHARE—R$		0.38		4.20	
NUMBER OF SHARES		167,550,800		3,251,132	

The accompanying notes are an integral part of these financial statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)
(In thousands of Brazilian reais- R$, except interest on capital per share)

	Capital	Capital increase	Capital reserves	Revaluation reserves	Profit reserves: Legal reserve	Profit reserves: Unrealized profit reserve	Adjustment to fair value - securities and derivatives	Retained earnings	Total
BALANCE AS OF DECEMBER 31, 2005	170,909	8,996	417	2,326	16,319	11,834	(1,614)	156,476	365,663
Capital increase (approval)	8,996	(8,996)	—	—	—	—	—	—	—
Adjustment to fair value of securities and derivatives	—	—	—	—	—	—	2,343	—	2,343
Realization of revaluation reserve	—	—	—	(50)	—	—	—	50	—
Income and social contribution taxes on subsidiary's revaluation	—	—	—	1	—	—	—	—	1
Net income	—	—	—	—	—	—	—	13,646	13,646
BALANCES AS OF MARCH 31, 2006 (UNAUDITED)	179,905	—	417	2,277	16,319	11,834	729	170,172	381,653
BALANCE AS OF DECEMBER 31, 2006	179,905	8,656	453	2,199	20,573	11,679	5,049	209,253	437,767
Capital increase:									
Capital increase (approval see note 18.a)	8,656	(8,656)	—	—	—	—	—	—	—
On March 8, 2007 (see note 18.a)	3,897	—	—	—	—	—	—	—	3,897
On March 9, 2007 (see note 18.a)	230,279	—	(453)	—	(20,573)	—	—	(209,253)	—
Adjustment to fair value of securities and derivatives	—	—	—	—	—	—	(3,359)	—	(3,359)
Realization of revaluation reserve	—	—	—	(48)	—	—	—	48	—
Income and social contribution taxes on subsidiary's revaluation	—	—	—	(2)	—	—	—	—	(2)
Net income	—	—	—	—	—	—	—	63,295	63,295
Allocations:									
Interest on capital (R$ 1,38 per share—see note 18.c)	—	—	—	—	—	—	—	(4,586)	(4,586)
BALANCE AS OF MARCH 31, 2007	422,737	—	—	2,149	—	11,679	1,690	58,757	497,012

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)
(In thousands of Brazilian reais—R$)

	3/31/2007		3/31/2006	
	Bank	Consolidated	Bank	Consolidated
			(Unaudited)	(Unaudited)
SOURCES OF FUNDS	320,806	332,780	586,072	596,121
ADJUSTED NET INCOME	63,533	63,663	21,324	13,939
Net income	63,295	63,295	13,646	13,646
Depreciation and amortization	210	361	141	293
Equity in subsidiaries	21	—	7,537	—
Allowance for losses on tax incentive investments	7	7	—	—
INCOME AND SOCIAL CONTRIBUTION TAXES ON SUBSIDIARY'S REVALUATION	2	2	(1)	(1)
ADJUSTMENT TO FAIR VALUE—SECURITIES AND DERIVATIVES	(3,359)	(3,359)	2,343	2,343
CHANGE IN DEFERRED INCOME	1,126	1,126	354	354
FROM SHAREHOLDERS:	3,897	3,897	—	—
Capital increase	3,897	3,897	—	—
FROM THIRD PARTIES	233,930	267,218	562,052	579,486
INCREASE IN LIABILITIES	223,067	225,925	85,373	103,836
Deposits	193,295	193,513	41,205	42,832
Money market funding	2,593	2,593	—	—
Interbank and interbranch accounts	26,495	26,495	6,133	6,133
Derivatives	684	684	—	—
Borrowings and onlendings	—	2,640	20,607	—
Other payables	—	—	17,428	54,871
DECREASE IN ASSETS	10,863	41,293	475,650	475,650
Interbank investments	10,863	10,863	475,650	475,650
Securities and derivatives	—	30,430	—	—
DISPOSAL OF PERMANENT ASSETS	—	—	1,029	—
Investments	—	—	1,029	—
DIVIDENDS RECEIVED FROM SUBSIDIARIES	21,677	—	—	—
NET CHANGE IN MINORITY INTEREST	—	233	—	—
USES OF FUNDS	315,082	326,899	589,419	599,166
DIVIDENDS AND INTEREST ON CAPITAL	4,586	4,586	—	—
ADDITIONS TO	8,206	941	7,995	508
Investments	7,760	—	7,516	29
Property and equipment in use	446	941	479	479
DEFERRED CHARGES	74	74	—	—
INCREASE IN ASSETS	280,969	304,363	160,456	180,804
Securities and derivatives	23,742	—	63,122	83,644
Interbank and interbranch accounts	7,489	7,489	2,055	2,055
Lending operations	203,089	250,256	67,064	67,064
Other receivables	35,918	35,887	26,980	26,806
Other assets	17,016	17,016	1,235	1,235
DECREASE IN LIABILITIES	14,962	10,650	420,968	417,853
Money market funding	—	—	306,545	306,545
Funds from acceptance and issuance of securities	8,321	8,287	113,772	108,375
Derivatives	—	—	651	651
Borrowings and onlendings	4,074	—	—	2,282
Other payables	2,567	2,363	—	—
INCREASE (DECREASE) IN CASH	5,724	5,881	(3,347)	(3,045)
REPRESENTED BY:				
CASH:				
At beginning of quarter	33,975	34,017	18,227	18,438
At end of quarter	39,699	39,898	14,880	15,393
INCREASE (DECREASE) IN CASH	5,724	5,881	(3,347)	(3,045)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL
STATEMENTS INCLUDING THE BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006 AND THE STATEMENTS OF INCOME, CHANGES IN SHAREHOLDERS' EQUITY AND CHANGES IN FINANCIAL POSITION FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1. OPERATIONS

Banco Daycoval S.A. (the "Bank") is a multiple service bank authorized to operate commercial, foreign exchange, investment, credit and financing portfolios and, through its direct and indirect subsidiaries, is active in third-party asset management and provision of services.

2. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying individual (Bank) and consolidated financial statements have been prepared in accordance with Brazilian corporate law and standards established by the Central Bank of Brazil Standard Chart of Accounts for Financial Institutions (COSIF), resolutions of the National Monetary Council (CMN) and, standards of the Brazilian Securities Commission (CVM).

The consolidated financial statements include the accounts of the following companies:

- Banco Daycoval S.A. (the "Bank");
- Direct subsidiaries—ACS Participações Ltda. ("ACS"), Daycoval Asset Management Administração de Recursos Ltda. ("Daycoval Asset Management") and Dayprev Vida e Previdência S.A. ("Dayprev");
- Indirect subsidiaries through ACS—Treetop Investment Ltd. ("Treetop"), IFP Planejamento e Consultoria em Informática ("IFP") and SCC Assessoria em Cadastro e Cobrança Ltda. ("SCC"); and
- Daycoval Fundo de Investimento em Direitos Creditórios ("Daycoval FIDC").

In consolidation, intercompany balances and transactions have been eliminated, and the financial statements of the foreign indirect subsidiary have been adjusted to conform to Brazilian accounting practices and translated into Brazilian reais (R$).

In the consolidation of Daycoval FIDC, the balance of the receivables portfolio was incorporated into the Bank's loan portfolio, with recording of the financing under the caption "Borrowings and on endings—domestic borrowings", net of investments in investment fund shares represented by subordinated shares held by the Bank in Daycoval FIDC.

Additionally, income from Daycoval FIDC receivables was recorded under the caption "Lending operations" in the statement of income, and the cost of financing was recorded under the caption "Funding operations". The income earned by the Bank from appreciation of its shares in the Fund, which was originally recorded under the caption "Securities transactions", was reclassified to the caption "Lending operations", in order to present fairly the operation in the consolidated financial statements.

As of March 31, 2007 and December 31, 2006, there were no unrealized profits from lending operations assigned by the Bank to Daycoval FIDC.

Banco Daycoval S.A.

a) The balance sheet and statement of income balances of the direct and indirect subsidiaries included in the consolidated financial statements are as follows:

	ACS		Daycoval Asset Management		Dayprev	
	March 2007	December 2006	March 2007	December 2006	March 2007	December 2006
Current assets	6,393	3,759	350	323	8,026	—
Noncurrent assets	6,975	7,306	1,435	1,420	—	—
Permanent assets	25,421	49,232	1	1	—	—
Total assets	38,789	60,357	1,786	1,744	8,026	—
Liabilities and shareholders' equity Current liabilities	237	1,204	98	85	7	—
Noncurrent liabilities	1,152	—	—	—	—	—
Shareholders' equity	37,400	59,153	1,688	1,659	8,019	—
Total liabilities and shareholders' equity	38,789	60,357	1,786	1,744	8,026	—

Statements of income	Quarter ended:		Quarter ended:		Quarter ended:	
	March 2007	March 2006	March 2007	March 2006	March 2007	March 2006
	(Unaudited)		(Unaudited)		(Unaudited)	
Other operating income (expenses)	(103)	(150)	36	(18)	26	—
Equity in subsidiaries	78	(2,343)	—	—	—	—
Income from operations	(25)	(2,493)	36	(18)	26	—
Nonoperating income (expenses)	(22)	3	(6)	—	—	—
Income and social contribution taxes	(28)	(40)	—	—	—	—
Net income (loss)	(75)	(2,530)	30	(36)	26	—

	Treetop		IFP		SCC	
	March 2007	December 2006	March 2007	December 2006	March 2007	December 2006
Assets						
Current assets	14,432	15,307	114	117	111	113
Noncurrent assets	3,534	64,814	—	—	—	—
Total assets	17,966	80,121	114	117	111	113
Liabilities and shareholders' equity Current liabilities	3	37,954	1	4	2	4
Shareholders' equity	17,963	42,167	113	113	109	109
Total liabilities and shareholders' equity	17,966	80,121	114	117	111	113

Statements of income	Quarter ended:		Quarter ended:		Quarter ended:	
	March 2007	March 2006	March 2007	March 2006	March 2007	March 2006
	(Unaudited)		(Unaudited)		(Unaudited)	
Other operating income	1,289	383	—	18	—	17
Income from operations	1,289	383	—	18	—	17
Income and social contribution taxes	—	—	—	(4)	—	(4)
Net income	1,289	383	—	14	—	13

b) Daycoval FIDC—Since the control over receivables assigned to the Fund still lies with the Bank (receiving, transfer and collection) and, in essence, the Bank provides guarantees to the investors of Daycoval FIDC relating to expected income and gains, the Bank's management decided to consolidate the balance of receivables into the consolidated financial statements as of March 31, 2007 and December 31, 2006, pursuant to CVM (Brazilian Securities Commission) Official Letter No. 31, of March 20, 2007.

Daycoval FIDC is managed by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. and was established as a closed-end fund available to qualified investors according to prevailing regulation. Daycoval FIDC started operations on September 13, 2006, for a term of 3 years from the first payment of 1st series senior shares of the Fund.

I. Name, type, purpose and activities of Daycoval FIDC

The purpose of Daycoval FIDC is to provide its investors with the appreciation of its shares by investing money principally in the acquisition of receivables from the financial industry, arising from lending operations between the assignor (Bank) and its customers.

The Fund will seek to achieve, but will not guarantee, yield equivalent to 106% of the DI (interbank deposit rate). This benchmark applies to senior shares and there is no reestablished benchmark for subordinated shares.

II. Share of Daycoval FIDC's net assets and profits

In accordance with article 24, item XV, of CVM Instruction No. 356, with wording of CVM Instruction No. 393, and article 47 of the Fund Regulation, the ratio of the Funds' net assets to the senior share values will be 80% and the remaining 20% of net assets will be represented by subordinated shares. This ratio will be determined daily and will be made available to the Fund's investors monthly.

III. Nature of Bank's involvement with Daycoval FIDC and type of exposure to loss, if any, arising from this involvement

It is solely the responsibility of the Assignor (Bank) to ensure that the receivables satisfy assignment conditions, without affecting the assignee's (Daycoval FIDC) right to do so, directly or by means of third parties.

IV. Amount and nature of receivables and payables between the Bank and Daycoval FIDC, assets transferred by the Bank and rights of use of Daycoval FIDC's assets

As of March 31, 2007 and December 31, 2006 the Bank assigned to the Fund, without co-obligation, R$139,165 and R$99,369, respectively, relating to lending operations. These operations did not have effects on the Bank.

Additionally, as of March 31, 2007 the Bank recognized expenses of R$(501) from investments in subordinated shares of Daycoval FIDC under the caption "Securities transactions" as of December 31, 2006.

V. The balance sheet of Daycoval FIDC as of March 31, 2007 was as follows:

	March 2007	December 2006		March 2007	December 2006
Assets			*Liabilities*		
Federal government securities	76,504	116,478	Other	260	77
			Net assets	179,225	172,346
Receivables	102,084	54,917	Senior shares	141,702	137,322
Other	897	1,028	Subordinated shares	37,523	35,024
Total assets	179,485	172,423	Total liabilities	179,485	172,423

VI. Guarantees, sureties, mortgages or other collateral in favor of Daycoval FIDC

The Bank has provided no guarantee, surety, mortgage or other collateral in favor of Daycoval FIDC or its investors.

VII. Identification of the principal beneficiary or group of principal beneficiaries of Daycoval FIDC's activities

The Bank holds all subordinated shares of Daycoval FIDC and the senior shares are held by qualified investors.

3. SIGNIFICANT ACCOUNTING PRACTICES

Significant accounting practices applied in the preparation of the individual (Bank) and consolidated financial statements are as follows:

a) Results of operations are determined on the accrual basis.

b) Interbank investments and other receivables, except securities and derivatives, are stated at cost, plus monetary and exchange variations and interest earned through the balance sheet date. When fair value is lower than carrying amount, an allowance is recorded to adjust the asset to realizable value.

c) Shares are valued based on the average quotation on the last day they were traded on the stock exchange.

d) Bonuses are recorded in securities portfolio only according to the respective number, without modifying the value of investments, when the corresponding shares are considered ex-rights on the stock exchange.

e) Dividends and interest on capital are recorded as income when related shares are considered ex-rights on the stock exchange.

f) Investments in investment fund shares are daily adjusted based on the share values disclosed by the investment managers.

g) Securities are stated at cost plus income earned through the balance sheet date, based on their interest rate and maturities, and can be classified in conformity with Central Bank Circular No. 3068/01 into one of the following three categories:

- Trading securities—securities bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in income for the quarter.
- Available-for-sale securities—securities not classified as either trading securities or held-to-maturity securities. Unrealized gains and losses are reported in a separate component of shareholders' equity, net of taxes, and are included in income for the quarter when realized.
- Held-to-maturity securities—securities that the enterprise has the positive intent and ability to hold to maturity and stated at cost, plus income earned, included in income for the quarter.

h) Derivatives consist of option, forward, futures and swap transactions and are reported in conformity with Central Bank of Brazil Circular No. 3082/02, as described below:

- Option transactions—premiums received or paid are included in assets or liabilities, respectively, until the exercise of the option, and reported as a decrease or increase in the cost of the asset for the exercise of the option or as income or expense in the event of non-exercise.
- Futures transactions—daily adjustments are recorded in assets or liabilities and allocated daily to income or expense.

- Currency swap transactions—differential receivable or payable is recorded in assets or liabilities, respectively, and allocated to income or expense on a pro rata basis as of the balance sheet date.
- Forward transactions—at final contract value, less the difference between that value and the cash price of the asset, with recognition of income and expenses over the contract periods through the balance sheet date.

In conformity with Central Bank of Brazil Circular No. 3082/02, derivative transactions are stated at fair value as of the balance sheet date, with gains and losses reported as described below:

- Derivatives that not qualify as hedge—in income or expense in the statement of income.
- Derivatives that qualify as hedge—classified as fair value or cash flow hedges.

Fair value hedges are intended to offset the movement in the fair value of the hedged item, with gains or losses included in income or expenses in the statement of income.

Cash flow hedges are intended to offset the change in estimated future cash flows, with gains or losses, net of taxes, included in a separate component of shareholders' equity.

i) Lending operations are classified based on Management's risk assessment, considering the past experience with prior borrowers and guarantors, economic scenario, and specific and overall portfolio risks, pursuant to National Monetary Council (CMN) Resolution No. 2682/99 ratified by the Central Bank of Brazil, which requires a periodic analysis of the portfolio and its classification into 9 rating levels from AA (minimum risk) to H (maximum risk—loss).

Income from lending operations past-due for more than 60 days, regardless of the risk level, is only recognized as income when actually received. H-rated loans remain as such for six months and, thereafter, are written off against the existing allowance and remain controlled in a memorandum account for five years, not shown on the balance sheet.

j) Foreign exchange transactions are stated at realizable values, plus income and exchange variations earned on a pro rata daily basis and allowance for losses according to CMN Resolution No. 2682/99.

k) Prepaid expenses related to commissions paid to banking correspondents are controlled by contract and accounted for under the caption "prepaid expenses". This expense is recognized in the statement of income according to the period of the related agreements and recorded under the caption "Other administrative expenses". We started this procedure in the first quarter of 2007 because the control over commissions paid to banking correspondents has been improved, allowing us to recognize these commissions in the statement of income for the period according to the maturities of the agreements from which these expenses derive.

l) Investments in subsidiaries are accounted for under the equity method. Securities recorded in subsidiaries are stated at acquisition cost plus accrued interest and monetary and exchange variations. When the fair value of these securities and other investments is lower than carrying value, an allowance is recorded for adjusting them to realizable value.

m) Property and equipment in use are stated at acquisition cost, except for real estate, which are stated at acquisition cost plus revaluation at market value. Depreciation is calculated under the straight-line method at the annual rates stated in note 11, based on the economic useful lives of the assets.

n) Amortization of deferred charges, consisting of costs of software acquisitions and development, is calculated under the straight-line method based on the estimated period of use.

o) Income and social contribution tax credits are recognized on temporary additions and deductions. These tax credits will be realized when the amounts on which they were recognized are utilized or reversed.

p) Known or estimated liabilities, payables and contingencies, including tax charges calculated based on income for the quarter, include interest and exchange or monetary variations accrued through the balance sheet date. Liabilities in foreign currency are translated into local currency at the exchange rates in effect on the balance sheet date, as informed by the Central Bank of Brazil, and liabilities subject to indexation are monetarily adjusted through the balance sheet date.

q) The provision for income tax is recorded at the rate of 15%, plus a 10% surtax when applicable. The provision for social contribution tax is recorded at the rate of 9% on taxable income for the quarter.

r) Contingent assets and liabilities and legal, tax and social security obligations.

Contingent assets and liabilities and legal obligations are determined, recognized and disclosed in conformity with the criteria set forth in CVM Resolution No. 489/2005 and IBRACON Interpretation No. 2/2006, as described below:

- Contingent assets are not recorded in the financial statements, except when there is evidence that they will be realized and are not subject to appeals.
- Contingent liabilities—are recorded in the financial statements when the risk of loss on an administrative or judicial proceeding is assessed by the legal counsel and Management as probable, with probable outflow of funds to settle obligations, and when the amounts involved can be reliably measured. Contingent liabilities classified as possible loss by the legal counsel are only disclosed in notes to the financial statements. Those classified as remote loss do not require provision and disclosure.
- Legal obligations (tax and social security)—refer to lawsuits challenging the legality and constitutionality of certain taxes. The amount under litigation is determined, accrued and adjusted monthly.

s) Earnings per share are calculated based on the number of shares at the balance sheet date.

t) Use of estimates—The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of certain assets liabilities, revenues, expenses and other transactions, such as: (i) depreciation rates of property and equipment, (ii) amortization of deferred charges, and (iii) reserves for contingencies. Actual results could differ from those estimates.

4. INTERBANK INVESTMENTS

Interbank investments are as follows:

	Bank and consolidated			
	March 2007		December 2006	
Type	Without maturity	Amount	Without maturity	Amount
Money market investments	(a)	802,124	(a)	804,315
Interbank deposits	(b)	40,161	(b)	28,064
Foreign currency investments	(c)	1,466	(c)	22,235
Total		843,751		854,614

(a) Money market investments have a maturity of 1 business day.

(b) Interbank deposits have maturities of up to 344 days.

(c) Investments in foreign currencies have maturities of up to 2 days.

Banco Daycoval S.A.

5. SECURITIES

a) By category and type

	Bank			
	March 2007		December 2006	
	Adjusted cost	Fair value	Adjusted cost	Fair value
Available-for-sale securities				
Own portfolio	67,413	67,966	83,700	84,520
National Treasury bills (LTN)	3,353	3,368	23,082	23,154
Treasury bills (LFT)	2,704	2,704	14,581	14,577
National Treasury notes (NTN)	22,222	22,368	6,334	6,657
Bank Certificates of Deposit (CDBs)	1,502	1,502	4,570	4,571
Investment fund shares	37,523	37,523	35,024	35,024
Shares of publicly-traded companies	109	501	109	537
Linked to repurchase agreements	322,554	324,541	278,853	284,195
LTN	143,067	143,491	44,965	45,629
LFT	98,270	98,258	142,729	142,694
NTN	81,217	82,792	91,159	95,872
Linked to guarantees	84,743	84,764	85,763	87,252
LTN	5,488	5,519	69,234	70,726
LFT	79,255	79,245	16,529	16,526
Total	474,710	477,271	448,316	455,967

	Consolidated			
	March 2007		December 2006	
	Adjusted cost	Fair value	Adjusted cost	Fair value
Available-for-sale securities				
Own portfolio	64,474	64,608	136,958	135,334
LTN	3,353	3,368	23,082	23,154
LFT	2,704	2,704	14,581	14,577
NTN	22,222	22,368	6,334	6,657
Foreign fixed-income securities	13,032	13,032	69,315	67,319
CDB	2,507	2,507	5,604	5,605
Investment fund shares	18,943	18,943	16,274	16,274
Shares of publicly-traded companies	1,713	1,686	1,768	1,748
Linked to repurchase agreements	322,554	324,541	278,853	284,195
LTN	143,067	143,491	44,965	45,629
LFT	98,270	98,258	142,729	142,694
NTN	81,217	82,792	91,159	95,872
Linked to guarantees	84,743	84,764	85,763	87,252
LTN	5,488	5,519	69,234	70,726
LFT	79,255	79,245	16,529	16,526
Total	471,771	473,913	501,574	506,781

Banco Daycoval S.A.

The fair value of securities is obtained through the prices and rates prevailing as of March 31, 2007 and December 31, 2006 as disclosed by ANDIMA (National Association of Financial Market Institutions) and the São Paulo Stock Exchange (BOVESPA).

b) Breakdown by maturity

Bank

	March 2007				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	800	19,425	417,520	437,745
Private-sector securities	—	1,502	—	37,523	39,025
Shares of publicly-traded companies	501	—	—	—	501
Total	501	2,302	19,425	455,043	477,271

Bank

	December 2006				
	Without maturity	Up to 3 months	3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	34,452	47,089	334,294	415,835
Private-sector securities	—	4,571	—	35,024	39,595
Shares of publicly-traded companies	537	—	—	—	537
Total	537	39,023	47,089	369,318	455,967

Consolidated

	March 2007				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	800	27,451	417,791	446,042
Private-sector securities	18,943	1,502	1,005	4,735	26,185
Shares of publicly-traded companies	1,686	—	—	—	1,686
Total	20,629	2,302	28,456	422,526	473,913

Consolidated

	December 2006				
	Without maturity	Up to 3 months	3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	34,184	48,035	356,466	438,685
Private-sector securities	16,274	5,603	—	44,471	66,348
Shares of publicly-traded companies	1,748	—	—	—	1,748
Total	18,022	39,787	48,035	400,937	506,781

6. DERIVATIVES

The Bank conducts operations involving derivative financial instruments recorded in balance sheet and memorandum accounts to meet its own and customers' needs.

Derivatives used are properly approved under the product use policy. Pursuant to this policy, prior to the implementation of each product all aspects should be analyzed, such as: objectives, forms of use, risks involved and adequate operational support infrastructure.

The components of credit and market risks involved in derivatives are monitored daily. Specific limits are set for derivative transactions, customers and custodians. Such limits are managed by a system that consolidates exposures by counterparty. Any deviations are promptly indicated and addressed for immediate solution.

The market risk of derivatives is managed by a prevailing risk policy, pursuant to which potential risks of price fluctuations in the financial markets are centralized in the Treasury department, which provides hedge for the other areas.

The Bank's Executive Board is responsible for establishing a risk policy and limits based upon projected revenue and acceptable exposure level. The responsibility for ensuring compliance with the risk guidelines established by the Executive Board lies with the Risk Management department, which is independent of business and operations processing departments.

Market risk

The Bank uses value at risk (VaR) to measure the market risk of all products and markets, providing a basis for risk comparison of various portfolios. The Bank uses the parametric VaR model for a one-year time horizon at the 99% confidence level.

At the close of the day, said method is applied to the outstanding operations base. The Risk Management department manager analyzes and approves daily the calculated figures. The reports containing the results are made available on the Bank's intranet for authorized persons. The accuracy of the VaR model is determined through back testing that consists of comparing the actual results to estimates generated from the Var model.

To measure the possible effects of unexpected market movements, which are not predicted by VaR, the Bank uses scenario analysis techniques.

The models include projected scenario analyses and stress testing, whose ultimate objective is to assure that the Bank has capacity to respond to extreme market conditions.

Risk factors

The main market risk factors of the balance sheet are: fixed interest rate, interest rate linked to exchange variation, interest rate linked to TR (a managed prime rate), IPCA (extended consumer price index), IGPM (general market price index), SELIC (Central Bank overnight rate), DI (interbank deposit rate) and foreign currency exposure.

Derivatives

The main derivatives used are: swaps, dollar futures, DI and DDI (exchange coupon), non-deliverable forwards, and dollar and DI options. Central Bank of Brazil Circular No. 3082/02 permitted a specific accounting in the cases derivatives are used to hedge against changes in fair value or cash flow (hedge accounting).

As of March 31, 2007 and December 31, 2006, the Bank and the companies included in the consolidated financial statements for the quarter and year then ended did not have derivative transactions for the purposes of fair value hedge or cash flow hedge.

Banco Daycoval S.A.

Regardless of Management's option not to qualify derivatives as hedges for accounting purposes, derivatives are used primarily to hedge against changes in assumed trading positions and to provide customers with protection against adverse economic changes.

Liquidity risk

Liquidity risk is related to the mismatching of assets and liabilities in relation to dates for inflows and outflows. The liquidity risk is controlled daily through an analysis of the Bank and its subsidiaries' mismatch, principally in the short term. In addition, simulations with estimates of portfolio index changes are performed. Concurrently, liquidity indicators from balance sheet accounts are analyzed on a monthly basis. Finally, liquidity stress testing is carried out.

The estimated fair value of the financial instruments is determined using available market information, principally prices and rates provided by the Commodities and Futures Exchange (BM&F). When applicable, mathematical models of rate interpolation for intermediate terms, and rate extrapolation for longer terms, are adopted.

The following pricing methodologies were adopted for calculating the fair value of derivatives:

- Futures transactions—quotations disclosed by the BM&F
- Swap agreements—consideration of the future cash flow, discounted to present value by future interest curves obtained from information disclosed by the BM&F
- Option premiums—determined based on each contract's characteristics.

Derivative transactions are registered with the BM&F or the CETIP (Clearinghouse for the Custody and Financial Settlement of Securities).

Differentials receivable and payable, daily adjustments and premiums paid or received for derivatives are recorded in the respective balance sheet accounts "derivatives" and "trading account" against the corresponding statement of income accounts "derivatives" and, as of March 31, 2007 and December 31, 2006, are adjusted to fair value, and the nominal values of these transactions are recorded in memorandum accounts, as shown below:

a) Breakdown of balances recorded in balance sheet accounts

	Bank and consolidated			
	March 2007		December 2006	
	Current	Noncurrent	Current	Noncurrent
Assets:				
Derivatives	18,372	2,583	9,065	9,452
Swaps—differential receivable	18,215	2,583	8,923	9,452
Receivable from currency forward contract	157	—	142	—
Trading account	3,196	—	274	—
Futures transactions pending settlement	3,196	—	274	—
DDI (exchange coupon)	2,857	—	51	—
DI (interbank deposit rate)	339	—	223	—
Liabilities:				
Derivatives	1,283	1,683	1,320	962
Swaps—differential payable	1,139	1,683	1,192	962
Receivable from currency forward contract	144	—	128	—
Trading account	257	—	2,334	—
Futures transactions pending settlement	257	—	2,334	—
Dollar futures	248	—	258	—
DDI (exchange coupon)	—	—	2,068	—
DI (interbank deposit rate)	9	—	8	—

Banco Daycoval S.A.

b) Swap agreements (Bank and Consolidated)

	March 2007					
		Cost		Fair value		
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
CDI x USD	75,920	91,125	71,853	91,130	71,916	19,214
USD x Fixed rate	10,336	11,127	13,032	12,146	14,576	(2,430)
CDI x Fixed rate	3,693	4,314	4,352	4,406	4,500	(94)
Fixed rate x CDI	9,771	11,302	11,057	12,502	11,100	1,402
USD x CDI	7,490	7,466	7,591	7,461	7,577	(116)
Total	107,210	125,334	107,885	127,645	109,669	17,976

	December 2006					
		Cost		Fair value		
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
CDI x USD	87,577	101,204	85,068	101,182	84,676	16,506
USD x Fixed rate	10,169	11,069	12,394	12,258	14,091	(1,833)
CDI x Fixed rate	6,777	7,574	7,599	7,740	7,845	(105)
Fixed rate x CDI	9,876	11,002	10,887	12,220	10,944	1,276
Fixed rate x USD	8,658	9,193	8,786	9,203	8,772	431
USD x CDI	4,413	4,403	4,418	4,364	4,418	(54)
Total	127,470	144,445	129,152	146,967	130,746	16,221

c) Currency forward contracts (Bank and Consolidated)

	March 2007					
		Cost		Fair value		
	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
Indexes	US$000	R$000	R$000	R$000	R$000	R$000
Fixed rate x USD	3,200	6,670	6,524	6,681	6,524	157
USD x Fixed rate	3,200	6,524	6,663	6,524	6,668	(144)
Total	6,400	13,194	13,187	13,205	13,192	13

	December 2006					
		Cost		Fair value		
	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
Indexes	US$000	R$000	R$000	R$000	R$000	R$000
Fixed rate x USD	2,780	5,935	5,853	5,995	5,853	142
USD x Fixed rate	2,780	5,853	5,927	5,853	5,981	(128)
Total	5,560	11,788	11,780	11,848	11,834	14

Banco Daycoval S.A.

d) Futures contracts (Bank and Consolidated)

	March 2007					
	Notional value			Daily adjustments		
Contracts	Long position	Short position	Total exposure	Receivable	Payable	Net position
Dollar futures	—	41,336	41,336	—	(248)	(248)
DDI (exchange coupon)	418,347	—	418,347	2,857	—	2,857
DI (interbank deposit rate)	597,416	7,353	604,769	339	(9)	330
Total	1,015,763	48,689	1,064,452	3,196	(257)	2,939

	December 2006					
	Notional value			Daily adjustments		
Contracts	Long position	Short position	Total exposure	Receivable	Payable	Net position
Dollar futures	61,668	—	61,668	—	(258)	(258)
DDI (exchange coupon)	386,851	17,194	404,045	51	(2,068)	(2,017)
DI (interbank deposit rate)	592,575	13,706	606,281	223	(8)	215
Total	1,041,094	30,900	1,071,994	274	(2,334)	(2,060)

e) By maturity (Bank and Consolidated)

	March 2007			
	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Swap	50,332	43,763	13,115	107,210
Futures and forward	149,560	270,116	658,315	1,077,991
Total	199,892	313,879	671,430	1,185,201

	December 2006			
	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Swap	44,372	49,867	33,231	127,470
Futures and forward	289,371	56,061	738,440	1,083,872
Total	333,743	105,928	771,671	1,211,342

f) Trading location (Bank and Consolidated)

	March 2007	December 2006
Futures and forward—		
BM&F	1,064,452	1,071,994
CETIP	13,539	11,878
Swap—		
BM&F	7,253	7,828
CETIP	99,957	119,642

Banco Daycoval S.A.

g) Guarantee margins (Bank and Consolidated)

	March 2007		December 2006	
Federal government securities	**Cost**	**Fair value**	**Cost**	**Fair value**
LTN (National Treasury bills)	5,488	5,519	69,234	70,726
LFT (Treasury bills)	79,255	79,245	16,529	16,526
Total	84,743	84,764	85,763	87,252

h) Gains and losses on derivatives (Bank and Consolidated)

As March 31, 2007 and 2006, gains and losses on derivatives were recorded directly under the caption "derivatives", in the statements of income as shown below:

	March 2007					
	Bank			Consolidated		
Derivatives	**Gain**	**Loss**	**Net**	**Gain**	**Loss**	**Net**
Swap	4,354	(1,065)	3,289	4,354	(1,065)	3,289
Currency forward contract	899	(853)	46	899	(853)	46
Futures contracts	46,400	(67,056)	(20,656)	46,400	(67,056)	(20,656)
Total	51,653	(68,974)	(17,321)	51,653	(68,974)	(17,321)

	March 2006 (unaudited)					
	Bank			Consolidated		
Derivatives	**Gain**	**Loss**	**Net**	**Gain**	**Loss**	**Net**
Swap	13,806	(3,687)	10,119	14,355	(9,674)	4,681
Currency forward contract	425	(708)	(283)	425	(708)	(283)
Options	548	(683)	(135)	548	(683)	(135)
Futures contracts	54,595	(86,562)	(31,967)	54,595	(86,562)	(31,967)
Total	69,374	(91,640)	(22,266)	69,923	(97,627)	(27,704)

7. LENDING OPERATIONS

a) Breakdown of loan portfolio by type of operation

	March 2007			
	Bank		Consolidated	
	Current	**Noncurrent**	**Current**	**Noncurrent**
Loans	1,146,453	115,841	1,146,453	115,841
Discounted trade notes	107,869	1,602	213,773	1,602
Financing	188,175	168,525	188,175	168,525
Total lending operations	1,442,497	285,968	1,548,401	285,968
Advances on foreign exchange contracts	53,610	—	53,610	—
Total	1,496,107	285,968	1,602,011	285,968

Banco Daycoval S.A.

	December 2006			
	Bank		Consolidated	
	Current	Noncurrent	Current	Noncurrent
Loans	1,037,634	95,811	1,037,634	95,811
Discounted trade notes	112,757	26	169,022	36
Financing	151,261	130,783	151,261	130,783
Total lending operations	1,301,652	226,620	1,357,917	226,630
Advances on foreign exchange contracts	54,661	—	54,661	—
Total	1,356,313	226,620	1,412,578	226,630

b) Breakdown of loan portfolio by risk level

	March 2007			
	Total portfolio		Allowance	
	Bank	Consolidated	Bank	Consolidated
AA	2,481	2,481	—	—
A	407,614	435,736	2,038	2,038
B	1,277,162	1,350,755	12,772	12,846
C	52,592	54,803	1,577	3,345
D	6,241	6,849	624	1,232
E	11,676	12,203	3,503	4,030
F	4,976	5,557	2,488	3,069
G	3,115	3,377	2,181	2,443
H	16,218	16,218	16,218	16,218
Total	1,782,075	1,887,979	41,401	45,221

	December 2006			
	Total portfolio		Allowance	
	Bank	Consolidated	Bank	Consolidated
AA	2,167	2,167	—	—
A	397,933	419,228	1,989	1,989
B	1,084,714	1,119,262	10,847	10,862
C	48,825	49,257	1,465	2,491
D	11,963	11,963	1,196	1,513
E	8,723	8,723	2,617	2,617
F	2,914	2,914	1,457	1,457
G	3,227	3,227	2,259	2,259
H	22,467	22,467	22,467	22,467
Total	1,582,933	1,639,208	44,297	45,655

Banco Daycoval S.A.

c) Breakdown by business sector

	March 2007		December 2006	
	Bank	Consolidated	Bank	Consolidated
Private sector:				
Industrial	435,446	471,285	406,266	444,299
Commercial	275,939	298,407	252,997	262,511
Financial	39,080	39,080	48,436	48,436
Other services	630,199	677,796	552,490	561,218
Individuals	353,526	353,526	278,445	278,445
Public sector	47,885	47,885	44,299	44,299
Total	1,782,075	1,887,979	1,582,933	1,639,208

d) Breakdown by maturity

	March 2007		December 2006	
	Bank	Consolidated	Bank	Consolidated
Current:				
Up to 180 days	1,241,495	1,336,178	1,119,285	1,170,462
From 181 to 360 days	227,928	234,284	202,098	202,378
Over 360 days	285,968	286,093	226,620	226,630
Total	1,755,391	1,856,555	1,548,003	1,599,470
Past-due:				
Up to 60 days	8,667	11,429	11,311	15,801
From 61 to 180 days	10,358	12,336	9,038	9,356
From 181 to 360 days	7,634	7,634	14,427	14,427
Over 360 days	25	25	154	154
Total	26,684	31,424	34,930	39,738
Total	1,782,075	1,887,979	1,582,933	1,639,208

e) Concentration of credit risk

	March 2007			
	Bank		Consolidated	
Largest debtors	Amount	% of portfolio	Amount	% of portfolio
10 largest debtors	202,253	11.35	202,253	10.71
50 largest debtors	392,423	22.02	394,883	20.92
100 largest debtors	350,466	19.67	363,923	19.28
Other debtors	836,933	46.96	926,920	49.09
Total	1,782,075	100.00	1,887,979	100.00

Banco Daycoval S.A.

Largest debtors	December 2006			
	Bank		Consolidated	
	Amount	% of portfolio	Amount	% of portfolio
10 largest debtors	158,948	10.04	190,312	11.61
50 largest debtors	366,907	23.18	382,301	23.32
100 largest debtors	334,652	21.14	340,930	20.80
Other debtors	722,426	45.64	725,665	44.27
Total	1,582,933	100.00	1,639,208	100.00

8. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses was recorded under the criteria described in note 3f and is considered sufficient to cover potential losses on lending operations. The changes in the allowance as of March 31, 2007 and December 31, 2006 are as follows:

	Bank	
	March 2007	December 2006
Beginning balance	44,297	29,895
Allowance recognized	8,211	35,594
Write-off as loss	(11,107)	(21,192)
Ending balance	41,401	44,297
Total classified in current assets	35,683	39,882
Total classified in noncurrent assets	5,718	4,415

9. OTHER RECEIVABLES

Other receivables are composed of the following:

a) Foreign exchange portfolio

	Bank and consolidated	
	March 2007	December 2006
Exchange purchased pending settlement	58,486	53,988
Rights to foreign exchange sold	13,273	22,299
(-) Advances received in local currency	(11,569)	(10,704)
Income receivable from advances	1,348	1,064
Total	61,538	66,647

b) Trading account (Bank and Consolidated)

The trading account is represented by amounts receivable from the settlement of transactions with financial assets traded and registered with stock exchanges.

c) Other

	Bank			
	March 2007		December 2006	
	Current	Noncurrent	Current	Noncurrent
Salary advances	157	—	317	—
Prepaid expenses	772	—	375	—
Tax credits (note 16.b)	—	26,558	—	—
Refundable payments	—	629	—	595
Sundry debtors	2,782	—	1,205	—
Total	3,711	27,187	1,897	595

	Consolidated			
	March 2007		December 2006	
	Current	Noncurrent	Current	Noncurrent
Salary advances	157	—	317	—
Prepaid expenses	772	—	375	—
Tax credits (note 16.b)	—	26,558	—	—
Recoverable taxes	—	—	415	—
Refundable payments	—	629	—	595
Sundry debtors	3,084	—	1,137	—
Total	4,013	27,187	2,244	595

10. INVESTMENTS

Represented substantially by investments in subsidiaries. The principal information on these investments is as follows:

10.1.Direct subsidiaries

	Centro Sul	ACS Participações		Daycoval Asset Management		Dayprev
	December 2006	March 2007	December 2006	March 2007	December 2006	March 2007
Capital	—	23,448	23,448	1,554	554	8,000
Number of shares held	—	101,947,448	101,947,448	14,253	5,078	7,760,000
Net assets	(4,989)	37,400	59,913	1,689	625	8,026
Net income (loss)		(75)	(2,530)	30	(18)	26
Ownership interest %	100.00	99.99	99.99	99.99	99.96	97.00%
Adjusted investment	—	37,400	58,909	1,682	625	7,785
Equity in subsidiaries	(4,989)	(75)	(2,530)	29	(18)	

At the Incorporation Meeting held on March 16, 2007, it was resolved and approved to establish Dayprev Vida e Previdência S.A. to operate as a life insurance and pension entity. The administrative procedures for incorporation have been submitted to the Superintendency of Private Insurance (SUSEP) for analysis.

At the Shareholders' Meeting held on March 15, 2007, the shareholders resolved and approved to pay dividends to the Bank on prior years' profits of ACS Participações S.A., in the amount of R$ 21,677.

Banco Daycoval S.A.

On January 2, 2006, the Bank acquired all shares of Central Sul Empreendimentos Ltda for the book value of R$1,018. According to the amendment to the articles of organization for capital increase, dated February 1, 2006, new shares were subscribed in the amount of R$5,000, and an agreement for merger of Centro Sul Empreendimentos Ltda. into the Bank was signed on February 14, 2006 and duly approved by the Extraordinary Shareholders' Meeting held on February 16, 2006 and by the Central Bank of Brazil on January 15, 2007.

10.2.Indirect subsidiaries

	Treetop Investment		IFP Planejamento		SCC Assessoria	
	March 2007	December 2006	March 2007	December 2006	March 2007	December 2006
Capital	5,472	30,487	20	20	20	20
Number of shares held	2,669	14,260	20	20	20	20
Net assets	17,963	42,167	113	113	109	109
Net income (loss)	629	881	—	13	—	12
Ownership interest %	100.00	100.00	99.99	99.99	99.99	99.99
Adjusted investment	17,963	42,167	112	112	108	108
Equity in subsidiaries	629	881	—	12	—	11

At the Executive Board's Meeting held on March 13, 2007, the Board resolved and approved a capital reduction in Treetop Investments Ltda., a direct subsidiary of ACS Participações S.A., from US$14,260,585.00 to US$5,259,585.00.

At the Executive Board's Meeting held on March 15, 2007, the Board resolved and approved a capital reduction in Treetop Investments Ltda., a direct subsidiary of ACS Participações S.A., from US$5,259,585.00 to US$2,668,585.00.

11. PROPERTY AND EQUIPMENT IN USE

	Bank				
	March 2007				December 2006
Description	Annual depreciation rate %	Cost	Accumulated depreciation	Net book value	Net book value
Installations	10	755	(69)	686	593
Furniture and equipment in use	10	1,568	(208)	1,360	1,334
Communication equipment	10	43	(11)	32	33
Computers and peripherals	20	1,353	(330)	1,023	815
Security equipment	10	290	(40)	250	258
Vehicles	20	1,877	(1,232)	645	715
Total		5,886	(1,890)	3,996	3,748

Banco Daycoval S.A.

	Consolidated				
	March 2007				December 2006
Description	Annual depreciation rate %	Cost	Accumulated depreciation	Net book value	Net book value
Real estate (*)	4	11,174	(4,535)	6,639	6,437
Installations	10	755	(69)	686	593
Furniture and equipment in use	10	1,592	(214)	1,378	1,352
Communication equipment	10	42	(11)	31	55
Computers and peripherals	20	2,404	(1,273)	1,131	945
Security equipment	10	291	(40)	251	258
Vehicles	20	2,404	(1,310)	1,094	966
Total		18,662	(7,452)	11,210	10,606

(*) Real estate owned by the direct subsidiary is stated at acquisition cost, plus revaluation at market value.

12. DEPOSITS AND MONEY MARKET FUNDING

Interbank deposits, time deposits and money market funding are traded at market rates. Their maturities are as follows:

	Bank				
	March 2007				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	137,397	—	—	—	137,397
Interbank deposits	—	93,714	19,895	1,537	115,146
Time deposits	—	636,470	320,935	337,305	1,294,710
Money market funding	—	574,969	—	—	574,969
Other deposits	6	—	—	—	6
Total	137,403	1,305,153	340,830	338,842	2,122,228

	Bank				
	December 2006				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	104,763	—	—	—	104,763
Interbank deposits	—	70,554	23,397	1,490	95,441
Time deposits	—	616,052	206,671	330,630	1,153,353
Money market funding	—	572,376	—	—	572,376
Other deposits	407	—	—	—	407
Total	105,170	1,258,982	230,068	332,120	1,926,340

Banco Daycoval S.A.

	Consolidated				
	March 2007				
	Without maturity	Up to 3 months	3 to 12 months	Over 12 months	Total
Demand deposits	137,367	—	—	—	137,367
Interbank deposits	—	93,714	19,895	1,537	115,146
Time deposits	—	636,470	315,793	337,305	1,289,568
Money market funding	—	574,969	—	—	574,969
Other deposits	6	—	—	—	6
Total	137,373	1,305,153	335,688	338,842	2,117,056

	Consolidated				
	December 2006				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	104,754	—	—	—	104,754
Interbank deposits	—	70,554	23,397	1,490	95,441
Time deposits	—	616,052	206,671	325,249	1,147,972
Money market funding	—	572,376	—	—	572,376
Other deposits	407	—	—	—	407
Total	105,161	1,258,982	230,068	326,739	1,920,950

13. FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

On December 14, 2005, the Bank started a global fixed-rate notes issuance program in the total amount of US$300 million. Funds raised as of March 31, 2007 were US$185 million and are recorded under the caption "Funds from acceptance and issuance of securities".

	Funding in 2006	Funding in 2005	Total
Issue date:	30/10/2006	14/12/2005	—
Maturity date	30/10/2009	14/12/2007	—
Annual interest rate	7.75%	6.875%	—
Issue in US$	120 million	65 million	185 million
Issue in R$	256,988	146,712	403,700
Balances in US$	124,488	66,518	191,006
Balances in R$	255,250	136,388	391,638
Current	9,202	136,388	145,590
Noncurrent	246,048	—	246,048

14. BORROWINGS AND ONLENDINGS

Maturity:

	Bank			
	Up to 3 months	From 3 to 12 months	Over 1 year	Total
Quarter ended March 31, 2007	15,893	43,425	—	59,318
Year ended December 31, 2006	50,158	12,813	421	63,392

Banco Daycoval S.A.

	Consolidated			
	Up to 3 months	From 3 to 12 months	Over 1 year	Total
Quarter ended March 31, 2007	15,893	107,986	—	123,879
Year ended December 31, 2006	88,112	31,706	421	121,239

Borrowings and on lending are indexed to the variation of the US dollar and carry interest rates of 4.3% to 6.3% as of March 31, 2007 and 4.1% to 6.4% as of December 31, 2006.

15. OTHER PAYABLES

a) Foreign exchange portfolio

	Bank and consolidated	
	March 2007	December 2006
Exchange sold pending settlement	12,943	22,178
Foreign exchange purchased	60,347	54,468
(-) Advances on foreign exchange contracts	(52,263)	(53,595)
Charges payable on advances received	61	45
Total	21,088	23,096

b) Tax and social security

	Bank			
	March 2007		December 2006	
	Current	Noncurrent	Current	Noncurrent
Income tax	18,580	—	29,105	—
Social contribution tax	6,285	—	8,894	—
Prepaid income and social contribution taxes	(3,090)	—	(14,351)	—
Legal obligations (note 17)	—	127,021	—	114,980
Taxes payable	2,132	—	6,263	—
Deferred income and social contribution taxes (note 16.b)	—	8,480	2,919	—
Total	23,907	135,501	32,830	114,980

	Consolidated			
	March 2007		December 2006	
	Current	Noncurrent	Current	Noncurrent
Income tax	18,607	—	29,266	—
Social contribution tax	6,298	—	8,963	—
Prepaid income and social contribution taxes	(3,114)	—	(14,485)	—
Social contribution tax on revaluation of assets	96	1,002	1,097	—
Legal obligations (note 17)	—	127,021	—	114,980
Taxes payable	2,157	—	6,286	—
Deferred income and social contribution taxes (note 16.b)	—	8,480	2,919	—
Total	24,044	136,503	34,046	114,980

(*) Recorded as a result of the adjustment to fair value of securities and derivatives, according to Central Bank of Brazil Circulars No. 3068/01 and No. 3082/02. The realization of these deferred taxes is contingent upon the write-off and/or settlement of said securities and derivatives.

c) Other

	Bank			
	March 2007		December 2006	
	Current	Noncurrent	Current	Current
Cashier's checks	43	—	472	—
Accrued liabilities	6,469	—	7,000	—
Provision for contingencies (see note 17)	—	530	—	356
Sundry creditors	6,418	—	16,163	—
Total	12,930	530	23,635	356

	Consolidated			
	March 2007		December 2006	
	Current	Noncurrent	Current	Current
Cashier's checks	43	—	472	—
Accrued liabilities	6,676	150	7,077	—
Provision for contingencies (see note 17)	—	530	—	356
Sundry creditors	6,422	—	16,166	—
Total	13,141	680	23,715	356

16. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and social contribution taxes were calculated as follows:

	Bank	
	March 2007	March 2006
Income before income and social contribution taxes, less interest on capital	64,308	25,741
Income and social contribution taxes at the rates of 25% and 9%, respectively	(21,864)	(8,752)
Additions:		
Equity in subsidiaries	(7)	(2,563)
Adjustments of derivatives	(439)	(15,712)
Allowance for loan losses	(2,792)	(1,877)
Nondeductible expenses	(1,070)	—
Other	(1,122)	(598)
Deductions:		
Adjustments of derivatives	1,441	15,965
Losses on lending operations	626	1,442
Nontaxable income	362	—
Current income and social contribution taxes	(24,865)	(12,095)

Banco Daycoval S.A.

	Consolidated	
	March 2007	March 2006
Income before income and social contribution taxes, less interest on capital	64,322	23,267
Income and social contribution taxes at the rates of 25% and 9%, respectively	(21,864)	(7,914)
Additions:		
Adjustments of derivatives	(439)	(15,712)
Allowance for loan losses	(2,792)	(1,877)
Other	(2,692)	(4,380)
Deductions:		
Adjustments of derivatives	1,441	15,965
Nontaxable income	626	1,442
Losses on lending operations	815	107
Current income and social contribution taxes	(24,905)	(12,369)

b) Income and social contribution taxes on temporary additions and deductions (assets and liabilities):

Income and social contribution tax credits calculated on the balance of temporary additions are recorded under the caption "Other receivables—Other" and will be realized when the related provisions used as basis for their recognition are utilized and/or reversed. The provisions for income and social contribution taxes on temporary deductions are recorded under the caption "Other payables—Tax and social security".

Deferred tax credits and deferred taxes consist of the following:

Tax credits:	December 2006	Recognition	March 2007
Deferred income and social contribution taxes			
In reserves for tax contingencies	—	23,538	23,538
On allowance for loan losses	—	2,323	2,323
On adjustment to fair value of securities and derivatives	—	82	82
On other temporary additions	—	615	615
Total tax credits on temporary differences (*)	—	26,558	26,558

Deferred taxes:	December 2006	Recognition/ write-off	March 2007
Deferred income and social contribution taxes			
On adjustment to fair value of securities and derivatives	2,919	(1,785)	1,134
On unrealized derivatives	—	7,076	7,076
Other	—	270	270
Total deferred taxes (*)	2,919	5,561	8,480

(*) As of December 31, 2006, tax credits, net of deferred tax liabilities, arising from temporary additions of reserves for tax contingencies, allowance for loan losses, monetary adjustment of contingencies and other temporary differences, not recorded by the Bank are R$15,267.

The realization of the tax credits is estimated as follows: (i) on the allowance for loan losses, by the end of 2009; (ii) on the adjustment to fair value of securities and derivatives, when these transactions are realized, which is estimated by the end of 2011. As for the reserve for contingencies, realization depends on the conclusion of the lawsuits to which they refer.

The write-off of deferred taxes is estimated in up to three years.

Banco Daycoval S.A.

17. CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS (TAX AND SOCIAL SECURITY)

a) Contingent assets—as of March 31, 2007 and December 31, 2006, the Bank and its subsidiaries did not recognize contingent assets.

b) Contingent liabilities classified as probable losses and legal obligations (tax and social security)

The Bank is a party to various lawsuits involving labor, civil and tax matters. Provisions are recorded based on assessments according to the criteria described in note 3r.

Provisions for the quarter are as follows:

	March 2007	December 2006
Provision for tax contingencies (*)	127,021	114,980
Labor lawsuits	140	256
Civil lawsuits	390	100
Total	127,551	115,336

	Tax		Labor		Civil	
	March 2007	December 2006	March 2007	December 2006	March 2007	December 2006
Balance at beginning of quarter	114,980	88,061	256	—	100	—
Monetary adjustment	2,532	9,749	—	—	—	—
Recognition (reversal)	9,509	17,170	(116)	256	290	100
Balance at end of quarter	127,021	114,980	140	256	390	100

(*) The Bank is challenging in court the legality of certain taxes and the amounts involved are fully accrued and updated.

The management of Banco Daycoval understands that the reserve recorded is sufficient to cover losses on these lawsuits.

The main lawsuits are:

Income tax: seeks deduction of social contribution tax amounts from the income tax basis and challenges the effect of the discontinuation of the monetary adjustment of the balance sheet.

Social contribution tax: challenges the effect of the discontinuation of the monetary adjustment of the balance sheet, the existence of different tax rates and seeks the recognition of interest on capital as deductible expense for 1996.

COFINS (tax on revenue): challenges application of Law No. 9718/98.

PIS (tax on revenue): challenges application of Law No. 9718/98 and requirement by tax authorities of determination of the PIS basis in disagreement with Constitutional Amendments No. 01/94, No. 10/96 and 17/97.

c) Contingent liabilities classified as possible losses

These contingent liabilities, represented by civil and labor lawsuits, are not recorded. Lawsuits refer principally to claims for compensation for pain and suffering and property damages, with a risk estimate of RS1,640 as of March 31, 2007 (RS 900 as of December 31, 206). As of March 31, 2006, the risk estimate for labor lawsuits is approximately RS66.

There are no significant administrative proceedings in progress for noncompliance with the rules of the National Financial System or payment of fines, which might cause a material impact on the financial position of the Bank and its subsidiaries.

18. SHAREHOLDERS' EQUITY

a) Capital

Capital is represented by registered common and preferred shares without par value.

At the Extraordinary Shareholders' Meeting held on March 9, 2207, the shareholders resolved and approved a 50-for-1 stock split of all common and preferred shares.

Breakdown of common and preferred shares:

	Number of shares	
	March 2007	December 2006
Common shares	83,775,400	1,660,826
Preferred shares	83,775,400	1,660,826
Total	167,550,800	3,321,652

a.1) Capital increase

At the Extraordinary Shareholders' Meeting held on March 8, 2007, the shareholders resolved and approved to increase the capital of Banco Daycoval S.A. by R$3,897, from R$188,561 to R$192,458, with the issuance of 29,364 shares, consisting of 14,682 common shares and 14,682 preferred shares without par value. This capital increase was approved by the Central Bank of Brazil on March 16, 2007.

At the Extraordinary Shareholders' Meeting held on March 9, 2007, the shareholders resolved and approved to increase the capital of Banco Daycoval S.A. by R$230,279, by absorption of: (i) capital reserves—R$453, (ii) profit reserves—R$20,573 and (iii) prior years' retained earnings—R$209,253. The Bank's capital was increased from R$192,458 to R$422,737. This capital increase was approved by the Central Bank of Brazil on March 27, 2007.

b) Dividends

According to the bylaws, the shareholders are entitled to minimum dividends equivalent to 10% of net income for the year adjusted according to Brazilian corporate law.

c) Interest on capital

At the Extraordinary Shareholders' Meeting held on March 7, 2007, the shareholders resolved and approved to pay interest on capital to shareholders in the amount of R$4,586.

d) Profit reserves

	March 2007	December 2006
Profit reserves		
Legal reserve(1)	(20,573)	4,254
Unrealized profit reserve(2)	—	(155)

(1) 5% of net income for the year must be allocated to this reserve until it equals to 20% of capital or 30% of capital, plus capital reserves. After this limit is achieved, allocation to the legal reserve is no longer required. The legal reserve can be used only for capital increase or to offset losses;

(2) Partial reversal of the recorded reserve relating to the net income of the indirect subsidiary Treetop Investment Ltd.

19. STATEMENTS OF INCOME

a) Other administrative expenses as of March 31, 2007 and 2006 are composed of:

	Bank	
	March 2007	March 2006 (Unaudited)
Services rendered by others	5,241	7,904
Rent expenses	1,282	232
Data processing	919	484
Communications	444	258
Charitable contributions	350	390
Surveillance and security	289	126
Assets maintenance	182	452
Public utilities	173	177
Other administrative expenses	1,528	1,355
Total	10,408	11,378

	Consolidated	
	March 2007	March 2006 (Unaudited)
Services rendered by others	5,246	7,905
Rent expenses	1,282	235
Data processing	919	484
Communications	445	259
Charitable contributions	350	390
Surveillance and security	289	126
Assets maintenance	182	480
Public utilities	173	177
Other administrative expenses	1,709	1,536
Total	10,595	11,592

b) Other operating income as of March 31, 2007 and 2006 are composed of:

	Bank	
	March 2007	March 2006
	(Unaudited)	
Recovery of charges and expenses	72	85
Exchange variation on liabilities	16,206	19,885
Other operating income	1,323	1,303
Total	17,601	21,273

	Consolidated	
	March 2007	March 2006
	(Unaudited)	
Exchange variation on liabilities	16,208	19,938
Other operating income	3,357	1,461
Total	19,565	21,399

c) Other operating expenses as of March 31, 2007 and 2006 are composed of:

	Bank	
	March 2007	March 2006
	(Unaudited)	
Monetary adjustment of taxes	2,531	2,423
Interest expenses	341	31
Other operating expenses	561	114
Total	3,433	2,568

	Consolidated	
	March 2007	March 2006
	(Unaudited)	
Monetary adjustment of taxes	2,531	2,428
Exchange variation	1,414	3,251
Interest expenses	713	552
Other operating expenses	360	114
Total	5,018	6,345

20. GUARANTEES (BANK AND CONSOLIDATED)

Guarantees provided on behalf of third parties, in the amount of R$29,268 as of March 31, 2007 (R$40,474 as of December 31, 2006), are subject to financial charges and counter-guarantees provided by beneficiaries. No losses on these operations are expected.

Banco Daycoval S.A.

21. RELATED-PARTY TRANSACTIONS

Related-party transactions were conducted at the market rates prevailing on the dates of operation, as summarized below:

Description	March 2007 Assets (liabilities)	March 2007 Income (expenses)	December 2006 Assets (liabilities)	December 2006 Income (expenses)
Demand deposits				
ACS Participações Ltda.	(14)	—	(5)	—
Daycoval Asset Management	(16)	—	(3)	—
Other (affiliates and individuals)	(82)	—	(65)	—
Time deposits				
ACS Participações Ltda.	(3,706)	(117)	(3,962)	(362)
Daycoval Asset Management	(1,436)	(44)	(1,420)	(139)
Other (affiliates and individuals)	(28,076)	(489)	(28,479)	(2,394)
Derivatives				
Other (affiliates and individuals)	8,376	767	7,213	2,340
Securities issued abroad				
ACS Participações Ltda.	(212)	(5)	(217)	(34)
Treetop Investment Ltd.	—	—	(1,309)	(17)
Assignment of receivables				
Daycoval FIDC	37,523	(501)	35,024	421

22. OPERATING LIMITS (BASEL ACCORD)

In accordance with Resolution No. 2099/94 of the National Monetary Council (CMN), Brazilian financial institutions are required to maintain shareholders' equity commensurate with their asset exposure risk. As of March 31, 2007, the Bank's shareholders' equity exceeded the minimum shareholders' equity required by the Central Bank of Brazil by 96.88% (85.60% as of December 31, 2006), thus being compatible with the Bank's asset structure. The ratio of equity to risk-weighted assets as of March 31, 2007 is 21.66% (20.42% as of December 31, 2006).

The table below shows risk-weighted assets:

	March 2007	December 2006
Risk weight factors		
Reduced risk—20%	2,934	7,404
Reduced risk—50%	70,858	62,087
Normal risk—100%	1,883,523	1,660,332
Normal risk—300% (tax credits)	79,673	—
Total risk-weighted assets	2,036,988	1,729,823
11% of risk-weighted assets	224,069	190,280
20% of credit risk of swap transactions	765	927
Market risk—foreign exchange exposure	8,582	26,350
Market risk—fixed rate	19,023	18,304
Required minimum shareholders' equity	252,439	235,861
Shareholders' equity at the balance sheet dates	497,012	437,767

Banco Daycoval S.A.

23. DIRECTORS' FEES

The Bank's directors are paid fees. These amounts were recorded under the caption "personnel expenses—directors' fees" in the amounts of R$66 as of March 31, 2007 (R$50 as of March 31, 2006).

24. OTHER INFORMATION

a) Third-party asset management—Daycoval Asset Management is responsible for managing third-party assets through investment funds, whose net assets were R$154,183 as of March 31, 2007 (R$131,926 as of December 31, 2006).

b) Despite the low risk exposure as a result of their assets not being physically concentrated, the Bank and its subsidiaries have insurance for its assets in amounts considered sufficient to cover potential losses.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Daycoval S.A.

Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Banco Daycoval S.A.
São Paulo—SP

1. We have audited the accompanying individual (Bank) and consolidated balance sheets of Banco Daycoval S.A., its subsidiaries and special purpose entities represented by receivables investment funds as of December 31, 2006, 2005 and 2004, and the related statements of income, changes in shareholders' equity (Bank), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Bank and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by the Bank's management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual (Bank) and consolidated financial position of Banco Daycoval S.A. as of December 31, 2006, 2005 and 2004, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Sao Paulo, April 5, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Clodomir Felix Fialho Cachem Junior
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$)

		2006		2005		2004	
	Note	Bank	Consolidated	Bank	Consolidated	Bank	Consolidated
ASSETS							
CURRENT ASSETS		2,321,429	2,395,956	1,931,056	1,944,757	1,050,709	1,070,306
Cash		33,975	34,017	18,227	18,438	2,492	3,063
Interbank investments	4	854,614	854,614	734,249	784,249	138,592	138,592
Money market investments		804,315	804,315	758,521	758,521	128,884	128,884
Interbank deposits		28,064	28,064	23,598	23,598	9,708	9,708
Foreign currency investments		22,235	22,235	2,130	2,130	—	—
Securities and derivatives	5 and 6	95,714	114,909	242,515	255,506	256,174	275,096
Own portfolio		33,799	52,994	106,631	119,622	191,728	210,650
Linked to repurchase agreements		29,174	29,174	74,388	74,388	17,147	17,147
Linked to guarantees		23,676	23,676	24,325	24,325	27,047	27,047
Derivatives		9,065	9,065	37,171	37,171	20,252	20,252
Interbank accounts		6,198	6,198	1,966	1,966	5,584	5,584
Payments and receipts pending settlement		12	12	1	1	3	3
Restricted deposits—Central Bank of Brazil		1,509	1,509	951	951	808	808
Correspondents		4,677	4,677	1,014	1,014	4,773	4,773
Lending operations	7	1,261,770	1,316,677	859,868	859,868	602,589	602,589
Lending operations—public sector		19,323	19,323	—	—	—	—
Lending operations—private sector		1,282,329	1,338,594	888,640	888,640	621,156	621,156
(Allowance for loan losses)	8	(39,882)	(41,240)	(28,772)	(28,772)	(18,567)	(18,567)
Other receivables	9	68,824	69,207	23,716	24,215	44,893	44,997
Foreign exchange portfolio		66,647	66,647	21,657	21,657	15,310	15,310
Income receivable		6	42	52	75	22	31
Trading account		274	274	58	58	1,380	1,380
Recoverable income tax		—	—	43	43	39	39
Escrow deposits		—	—	—	—	24,851	24,851
Other		1,897	2,244	1,906	2,382	3,291	3,386
Other assets		334	334	515	515	385	385
Repossessed assets		147	147	145	145	345	345
Prepaid expenses		187	187	370	370	40	40

(Continues)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$)

(Continued)

		2006		2005		2004	
	Note	Bank	Consolidated	Bank	Consolidated	Bank	Consolidated
ASSETS							
NONCURRENT ASSETS							
LONG—TERM ASSETS		648,726	680,355	157,839	210,905	91,036	132,950
Securities and derivatives	5 and 6	378,770	410,389	48,323	101,389	69,330	111,244
Own portfolio		50,721	82,340	17,627	70,693	57,870	99,784
Linked to repurchase agreements		255,021	255,021	11,198	11,198	—	—
Linked to guarantees		63,576	63,576	12,902	12,902	1,317	1,317
Derivatives		9,452	9,452	6,596	6,596	10,143	10,143
Lending operations	7	222,205	222,215	73,447	73,447	21,706	21,706
Lending operations—public sector		24,976	24,976	—	—	—	—
Lending operations—private sector		201,644	201,654	74,570	74,570	21,912	21,912
(Allowance for loan losses)	8	(4,415)	(4,415)	(1,123)	(1,123)	(206)	(206)
Other receivables	9	47,751	47,751	36,069	36,069	—	—
Escrow deposits		47,156	47,156	36,069	36,069	—	—
Other		595	595	—	—	—	—
PERMANENT ASSETS		65,584	11,672	64,428	11,099	70,382	9,728
Investments		61,704	908	61,464	877	69,286	910
Investments in domestic subsidiaries	10	60,807	—	60,590	—	68,421	—
Other investments		897	908	874	877	865	910
Property and equipment in use	11	3,748	10,606	2,920	10,134	1,049	8,707
Real estate		—	10,875	267	11,142	268	11,142
Other		5,440	6,846	3,884	5,107	2,476	3,568
(Accumulated depreciation)		(1,692)	(7,115)	(1,231)	(6,115)	(1,695)	(6,003)
Deferred charges		132	158	44	88	47	111
Organization and expansion costs		280	384	166	270	154	258
(Accumulated organization)		(148)	(226)	(122)	(182)	(107)	(147)
TOTAL ASSETS		3,035,739	3,087,983	2,153,323	2,166,761	1,212,127	1,212,984

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$)

		2006		2005		2004	
	Note	Bank	Consolidated	Bank	Consolidated	Bank	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY							
CURRENT LIABILITIES		1,886,668	1,945,802	1,362,105	1,375,943	578,581	591,269
Deposits	12	1,021,844	1,021,835	751,602	746,149	415,568	408,854
Demand deposits		104,763	104,754	60,657	60,630	34,773	34,747
Interbank deposits		93,951	93,951	105,483	105,483	45,423	45,423
Time deposits		822,723	822,723	585,462	580,036	335,372	328,684
Other deposits		407	407	—	—	—	—
Money market funding	12	572,376	572,376	435,698	435,698	17,133	17,133
Own portfolio		280,052	280,052	85,391	85,391	17,133	17,133
Third parties		292,324	292,324	350,307	350,307	—	—
Funds from acceptance and issuance of securities	13	139,486	139,486	106,131	100,734	265	265
Securities issued abroad		139,486	139,486	106,131	100,734	265	265
Interbank accounts		309	309	460	460	77	77
Receipts and payments pending settlement		309	309	460	460	77	77
Interbranch accounts		5,954	5,954	1,922	1,922	873	873
Third-party funds in transit		5,954	5,954	1,922	1,922	873	873
Derivatives	6	1,320	1,320	7,314	7,314	2,989	2,989
Derivatives		1,320	1,320	7,314	7,314	2,989	2,989
Borrowings and onlendings	14	62,971	120,818	19,307	42,196	104,597	122,188
Foreign borrowings		62,971	100,925	19,307	42,196	104,597	122,188
Domestic borrowings		—	19,893	—	—	—	—
Other payables		82,408	83,704	39,671	41,469	37,079	38,890
Collected taxes and other		513	513	366	366	65	65
Foreign exchange portfolio	15.a)	23,096	23,096	7,066	7,066	7,346	7,346
Social and statutory		—	—	5,631	5,631	—	—
Tax and social security	15.b)	32,830	34,046	7,712	9,461	10,298	12,086
Trading account		2,334	2,334	2,565	2,565	4,023	4,023
Other	15.c)	23,635	23,715	16,331	16,380	15,347	15,370

(Convenience Translation into English from the Original Previously Issued in Portuguese)

(Continues)

BANCO DAYCOVAL S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$) (Continued)

	Note	2006 Bank	2006 Consolidated	2005 Bank	2005 Consolidated	2004 Bank	2004 Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY							
NONCURRENT LIABILITIES							
LONG-TERM LIABILITIES		709,312	702,415	425,306	424,900	298,960	287,122
Deposits	12	332,120	326,739	183,834	183,428	114,861	114,861
Interbank deposits		1,490	1,490	—	—	—	—
Time deposits		330,630	325,249	183,834	183,428	114,861	114,861
Funds from acceptance and issuance of securities	13	260,473	258,957	152,145	152,145	119,448	107,610
Securities issued abroad		260,473	258,957	152,145	152,145	119,448	107,610
Derivatives	6	962	962	199	199	413	413
Derivatives		962	962	199	199	413	413
Borrowings and onlendings	14	421	421	1,067	1,067	—	—
Foreign borrowings		421	421	1,067	1,067	—	—
Other payables		115,336	115,336	88,061	88,061	64,238	64,238
Tax and social security	15.b) and 17	114,980	114,980	88,061	88,061	64,238	64,238
Other	15.c)	356	356	—	—	—	—
DEFERRED INCOME		1,992	1,992	249	249	221	221
Deferred income		1,992	1,992	249	249	221	221
MINORITY INTEREST		—	7	—	6	—	7
SHAREHOLDERS' EQUITY	18	437,767	437,767	365,663	365,663	334,365	334,365
Capital- Brazilian residents		188,561	188,561	179,905	179,905	170,909	170,909
Capital reserves		453	453	417	417	395	395
Revaluation reserves		2,199	2,199	2,326	2,326	2,454	2,454
Profit reserves		32,252	32,252	28,153	28,153	24,462	24,462
Adjustment to fair value—securities and derivatives		5,049	5,049	(1,614)	(1,614)	488	488
Retained earnings		209,253	209,253	156,476	156,476	135,657	135,657
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,035,739	3,087,983	2,153,323	2,166,761	1,212,127	1,212,984

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$, except earnings per share)

		2006		2005		2004	
	Note	Bank	Consolidated	Bank	Consolidated	Bank	Consolidated
INCOME FROM FINANCIAL INTERMEDIATION		474,303	476,377	314,652	316,704	247,669	245,136
Lending operations		376,607	380,123	263,214	263,214	185,106	185,106
Securities transactions		107,286	110,686	82,480	84,532	62,248	59,715
Derivatives	6.g)	(21,753)	(26,595)	(36,564)	(36,564)	(2,601)	(2,601)
Foreign exchange operations		12,163	12,163	5,522	5,522	2,916	2,916
EXPENSES ON FINANCIAL INTERMEDIATION		(244,370)	(246,510)	(158,981)	(157,505)	(112,405)	(111,336)
Funding operations		(198,379)	(199,136)	(135,063)	(133,587)	(97,575)	(96,506)
Borrowings and onlendings		(10,397)	(11,780)	(7,373)	(7,373)	404	404
Allowance for loan losses	8	(35,594)	(35,594)	(16,545)	(16,545)	(15,234)	(15,234)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION		229,933	229,867	155,671	159,199	135,264	133,800
OTHER OPERATING INCOME (EXPENSES)		(106,804)	(105,962)	(58,566)	(61,733)	(48,364)	(46,426)
Income from services rendered		11,350	11,685	8,216	8,341	6,594	6,594
Personnel expenses		(34,887)	(35,397)	(28,159)	(28,458)	(19,379)	(19,562)
Other administrative expenses	19.a)	(70,864)	(71,934)	(39,105)	(40,584)	(22,014)	(23,089)
Tax expenses		(16,551)	(16,671)	(10,829)	(10,916)	(7,742)	(7,848)
Equity in subsidiaries		(8,262)	—	(4,788)	—	(8,195)	—
Other operating income	19.b)	28,889	30,977	25,861	26,394	8,544	9,036
Other operating expenses	19.c)	(16,479)	(24,622)	(9,762)	(16,510)	(6,172)	(11,557)
INCOME FROM OPERATIONS		123,129	123,905	97,105	97,466	86,900	87,374
NONOPERATING EXPENSES		(48)	(41)	(184)	(226)	(75)	(97)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST		123,081	123,864	96,921	97,240	86,825	87,277
INCOME AND SOCIAL CONTRIBUTION TAXES	16	(37,999)	(38,781)	(15,387)	(15,705)	(16,710)	(17,164)
Provision for income tax		(29,105)	(29,668)	(11,868)	(12,089)	(12,621)	(12,939)
Provision for social contribution tax		(8,894)	(9,113)	(3,519)	(3,616)	(4,089)	(4,225)
MINORITY INTEREST		—	(1)	—	(1)	—	2
NET INCOME		85,082	85,082	81,534	81,534	70,115	70,115
EARNINGS PER SHARE—R$		25.61		25.08		22.14	
NUMBER OF SHARES		3,321,652		3,251,132		3,166,200	

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$, except dividends and interest on capital per share)

	Capital	Capital increase	Capital reserves	Revaluation reserves	Profit reserves: Legal reserve	Profit reserves: Unrealized profit reserve	Adjustment to fair value-securities and derivatives	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2003	149,667	—	371	2,582	8,737	16,719	2,307	109,345	289,728
Capital increase (see note 18.a)	21,242	—	—	—	—	—	—	—	21,242
Updating of stock exchange memberships	—	—	24	—	—	—	—	—	24
Adjustment to fair value of securities and derivatives	—	—	—	—	—	—	(1,819)	—	(1,819)
Realization of revaluation reserve	—	—	—	(193)	—	—	—	193	—
Income and social contribution taxes on subsidiary's revaluation	—	—	—	65	—	—	—	—	65
Net income	—	—	—	—	—	—	—	70,115	70,115
Allocations:									
Legal reserve	—	—	—	—	3,506	—	—	(3,506)	—
Unrealized profit reserve	—	—	—	—	—	(4,500)	—	4,500	—
Dividends from retained earnings (R$ 6.31 per share-see note 18.b)	—	—	—	—	—	—	—	(20,000)	(20,000)
Interest on capital (R$ 7.89 per share—(see note 18.c)	—	—	—	—	—	—	—	(24,990)	(24,990)
BALANCES AS OF DECEMBER 31, 2004	170,909	—	395	2,454	12,243	12,219	488	135,657	334,365
Capital increase (see note 18.a)	—	8,996	—	—	—	—	—	—	8,996
Updating of stock exchange memberships	—	—	22	—	—	—	—	—	22
Adjustment to fair value of securities and derivatives	—	—	—	—	—	—	(2,102)	—	(2,102)
Realization of revaluation reserve	—	—	—	(193)	—	—	—	193	—
Income and social contribution taxes on subsidiary's revaluation	—	—	—	65	—	—	—	—	65
Net income	—	—	—	—	—	—	—	81,534	81,534
Allocations:									
Legal reserve	—	—	—	—	4,076	—	—	(4,076)	—
Unrealized profit reserve	—	—	—	—	—	(385)	—	385	—
Dividends from retained earnings (R$ 8.06 per share—see note 18.b)	—	—	—	—	—	—	—	(26,217)	(26,217)
Interest on capital (R$ 9.53 per share—see note 18.c)	—	—	—	—	—	—	—	(31,000)	(31,000)
BALANCES AS OF DECEMBER 31, 2005	170,909	8,996	417	2,326	16,319	11,834	(1,614)	156,476	365,663

(Continues)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMEBR 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais—R$, except dividends and interest on capital per share) (Continued)

					Profit reserves				
	Capital	Capital increase	Capital reserves	Revaluation reserves	Legal reserve	Unrealized profit reserve	Adjustment to fair value-securities and derivatives	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2005	170,909	8,996	417	2,326	16,319	11,834	(1,614)	156,476	365,663
Capital increase (approval see note 18.a)	8,996	(8,996)	—	—	—	—	—	—	—
Capital increase (see note 18.a)	—	8,656	—	—	—	—	—	—	8,656
Updating of stock exchange memberships	—	—	36	—	—	—	—	—	36
Adjustment to fair value of securities and derivatives	—	—	—	—	—	—	6,663	—	6,663
Realization of revaluation reserve	—	—	—	(194)	—	—	—	194	—
Income and social contribution taxes on subsidiary's revaluation	—	—	—	67	—	—	—	—	67
Net income	—	—	—	—	—	—	—	85,082	85,082
Allocations:									
Legal reserve	—	—	—	—	4,254	—	—	(4,254)	—
Unrealized profit reserve	—	—	—	—	—	(155)	—	155	—
Interest on capital (R$ 8.55 per share—see note 18.c)	—	—	—	—	—	—	—	(28,400)	(28,400)
BALANCE AS OF DECEMBER 31, 2006	179,905	8,656	453	2,199	20,573	11,679	5,049	209,253	437,767

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2006 AND 2004
(In thousands of Brazilian reais—R$)

	2006		2005		2004	
	Bank	Consolidated	Bank	Consolidated	Bank	Consolidated
SOURCES OF FUNDS	926,294	956,367	1,129,693	1,124,513	471,384	469,447
ADJUSTED NET INCOME	94,062	86,357	86,751	82,600	78,626	71,026
Net income	85,082	85,082	81,534	81,534	70,115	70,115
Depreciation and amortization	675	1,232	417	1,012	301	896
Equity in subsidiaries	8,262	—	4,788	—	8,195	—
Allowance for losses on tax incentive investments	43	43	12	54	15	15
INCOME AND SOCIAL CONTRIBUTION TAXES ON SUBSIDIARY'S REVALUATION	67	67	65	65	65	65
ADJUSTMENT TO FAIR VALUE—SECURITIES AND DERIVATIVES	6,663	6,663	(2,102)	(2,102)	(1,819)	(1,819)
UPDATING OF STOCK EXCHANGE MEMBERSHIPS	36	36	22	22	24	24
CHANGE IN DEFERRED INCOME	1,743	1,743	28	28	(105)	(105)
FROM SHAREHOLDERS	8,656	8,656	8,996	8,996	21,242	21,242
Capital increase	8,656	8,656	8,996	8,996	21,242	21,242
FROM THIRD PARTIES	815,067	852,845	1,035,933	1,034,904	373,351	379,014
INCREASE IN LIABILITIES	813,800	852,605	994,093	1,001,377	291,081	296,911
Deposits	418,528	418,996	405,007	405,862	32,231	33,561
Money market funding	136,678	136,678	418,565	418,565	—	—
Funds from acceptance and issuance of securities	141,683	145,564	138,563	145,004	119,713	107,875
Interbank and interbranch accounts	3,881	3,881	1,432	1,432	927	927
Derivatives	—	—	4,111	4,111	—	—
Borrowings and onlendings	43,018	77,976	—	—	104,597	104,597
Other payables	70,012	69,510	26,415	26,402	33,613	49,951
DECREASE IN ASSETS	181	181	38,284	33,063	82,084	82,084
Interbank investments	—	—	—	—	70,888	70,888
Securities and derivatives	—	—	34,666	29,445	—	—
Interbank and interbranch accounts	—	—	3,618	3,618	11,196	11,196
Other assets	181	181	—	—	—	—
DISPOSAL OF PERMANENT ASSETS	1,086	59	3,556	464	186	19
Investments	1,027	—	3,092	—	169	—
Property and equipment in use	59	59	464	464	17	19
USES OF FUNDS	910,546	940,788	1,113,958	1,109,138	469,988	467,634
DIVIDENDS AND INTEREST ON CAPITAL	28,400	28,400	57,217	57,217	44,990	44,990
ADDITIONS TO:	11,108	1,792	2,819	2,902	1,684	469
Investments	9,572	36	84	84	1,384	24
Property and equipment in use	1,536	1,756	2,735	2,818	300	445
DEFERRED CHARGES	114	114	—	—	17	59
INCREASE IN ASSETS	865,693	905,251	969,699	970,094	321,551	320,370
Interbank investments	70,365	70,365	645,657	645,657	—	—
Securities and derivatives	183,646	168,403	—	—	116,744	115,949
Interbank and interbranch accounts	4,232	4,232	—	—	—	—
Lending operations	550,660	605,577	309,020	309,020	176,187	176,187
Other receivables	56,790	56,674	14,892	15,287	28,459	28,073
Other assets	—	—	130	130	161	161
DECREASE IN LIABILITIES	5,231	5,231	84,223	78,925	101,746	101,746
Money market funding	—	—	—	—	100,206	100,206
Derivatives	5,231	5,231	—	—	1,540	1,540
Borrowings and onlendings	—	—	84,223	78,925	—	—
INCREASE IN CASH	15,748	15,579	15,735	15,375	1,396	1,813
REPRESENTED BY						
CASH						
Beginning of year	18,227	18,438	2,492	3,063	1,096	1,250
End of year	33,975	34,017	18,227	18,438	2,492	3,063
INCREASE IN CASH	15,748	15,579	15,735	15,375	1,396	1,813

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO DAYCOVAL S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1. OPERATIONS

Banco Daycoval S.A. (the "Bank") is a multiple service bank authorized to operate commercial, foreign exchange, investment, credit and financing portfolios and, through its direct and indirect subsidiaries, is active in third-party asset management and provision of services.

2. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying individual (Bank) and consolidated financial statements have been prepared in accordance with Brazilian corporate law and standards established by the Central Bank of Brazil Standard Chart of Accounts for Financial Institutions (COSIF), resolutions of the National Monetary Council (CMN) and, standards of the Brazilian Securities Commission (CVM).

Certain reclassifications have been made to the balance sheets and statements of income for the years ended December 31, 2005 and 2004 to conform to the 2006 presentation, as shown below:

	2005		
	Prior balances	Reclassification amount	Reclassified balances
Current assets	1,967,125	(36,069)	1,931,056
Other receivables	59,785	(36,069)	23,716
Other	37,975	(36,069)	1,906
Long-term assets	121,770	36,069	157,839
Other receivables	—	36,069	36,069
Escrow deposits	—	36,069	36,069
Current liabilities	1,407,700	(45,595)	1,362,105
Derivatives	7,513	(199)	7,314
Tax and social security	53,108	(45,396)	7,712
Long-term liabilities	379,711	45,595	425,306
Derivatives	—	199	199
Tax and social security	42,665	45,396	88,061
Expenses on financial intermediation	(140,581)	(18,400)	(158,981)
Funding operations	(123,169)	(11,894)	(135,063)
Borrowings and onlendings	(867)	(6,506)	(7,373)
Other operating income (expenses)	(76,966)	18,400	(58,566)
Other operating income	7,461	18,400	25,861
Current liabilities	609,874	(31,293)	578,581
Securities issued abroad	—	265	265
Other payables	68,637	(31,558)	37,079
Tax and social security	41,856	(31,558)	10,298
Long-term liabilities	267,667	31,293	298,960
Funds from acceptance and issuance of securities	—	119,448	119,448
Securities issued abroad	—	119,448	119,448
Borrowings and onlendings	119,713	(119,713)	—
Foreign borrowings	119,713	(119,713)	—
Other payables	32,680	31,558	64,238
Tax and social security	32,680	31,558	64,238
Funding operations	(96,153)	(1,422)	(97,575)
Borrowings and onlendings	(1,018)	1,422	404

The consolidated financial statements include the accounts of the following companies:

- Banco Daycoval S.A. (the "Bank");
- Direct subsidiaries—ACS Participações Ltda. ("ACS") and Daycoval Asset Management Administração de Recursos Ltda. ("Daycoval Asset Management");
- Indirect subsidiaries through ACS—Treetop Investment Ltd. ("Treetop"), IFP Planejamento e Consultoria em Informática ("IFP") and SCC Assessoria em Cadastro e Cobrança Ltda. ("SCC"); and
- Daycoval Fundo de Investimento em Direitos Creditórios ("Daycoval FIDC").

In consolidation, intercompany balances and transactions have been eliminated, and the financial statements of the foreign indirect subsidiary have been adjusted to conform to Brazilian accounting practices and translated into Brazilian reais (R$).

In the consolidation of Daycoval FIDC, the balance of the receivables portfolio was incorporated into the Bank's loan portfolio, with recording of the financing under the caption "Borrowings and onlendings—domestic borrowings", net of investments in investment fund shares represented by subordinated shares held by the Bank in Daycoval FIDC.

Additionally, income from Daycoval FIDC receivables was recorded under the caption "Lending operations" in the statement of income, and the cost of financing was recorded under the caption "Funding operations". The income earned by the Bank from appreciation of its shares in the Fund, which was originally recorded under the caption "Securities transactions", was reclassified to the caption "Lending operations", in order to present fairly the operation in the consolidated financial statements.

As of December 31, 2006, there were no unrealized profits from lending operations assigned by the Bank to Daycoval FIDC.

a) The financial statements for the years ended December 31, 2006, 2005 and 2004 of the direct and indirect subsidiaries included in the consolidated financial statements can be summarized as follows:

	2006	2005	2004
ACS			
Assets			
Current assets	3,769	2,002	1,994
Long-term assets	7,306	3,417	3,813
Permanent assets	49,282	55,962	63,654
Total assets	60,357	61,381	69,461
Liabilities and shareholders' equity			
Current liabilities	1,204	1,749	1,717
Shareholders' equity	59,153	59,632	67,744
Total liabilities and shareholders' equity	60,357	61,381	69,461
Income statements			
Other operating income (expenses)	270	(610)	(639)
Equity in subsidiaries	(3,020)	(4,099)	(7,270)
Loss from operations	(2,750)	(4,709)	(7,909)
Nonoperating income (expenses)	7	(40)	(22)
Income and social contribution taxes	(546)	(320)	(202)
Net loss	(3,289)	(5,069)	(8,133)

Banco Daycoval S.A.

	2006	2005	2004
Daycoval Asset Management			
Assets			
Current assets	323	298	709
Long-term assets	1,420	406	—
Permanent assets	1	—	2
Total assets	1,744	704	711
Liabilities and shareholders' equity			
Current liabilities	85	61	28
Shareholders' equity	1,659	643	683
Total liabilities and shareholders' equity	1,744	704	711
Income statements			
Other operating income (expenses)	19	(39)	(49)
Loss from operations	19	(39)	(49)
Income and social contribution taxes	(3)	—	(14)
Net income (loss)	16	(39)	(63)

	2006	2005	2004
Treetop			
Assets			
Current assets	15,307	20,790	17,723
Long-term assets	64,814	44,223	49,939
Total assets	80,121	65,013	67,662
Liabilities and shareholders' equity			
Current assets	37,954	22,889	17,591
Shareholders' equity	42,167	42,124	50,071
Total liabilities and shareholders' equity	80,121	65,013	67,662
Income statements			
Other operating income (expenses)	881	1,059	(3,142)
Net income (loss)	881	1,059	(3,142)

	2006	2005	2004
IFP			
Assets			
Current assets	117	694	3,017
Long-term assets	—	2,795	—
Total assets	117	3,489	3,017
Liabilities and shareholders' equity			
Current liabilities	4	118	34
Shareholders' equity	113	3,371	2,983
Total liabilities and shareholders' equity	117	3,489	3,017
Income statements			
Other operating income	17	553	415
Income from operations	17	553	415
Income and social contribution taxes	(4)	(164)	(122)
Net income	13	389	293

Banco Daycoval S.A.

	2006	2005	2004
SCC			
Assets			
Current assets	113	687	2,868
Long-term assets	—	2,631	—
Total assets	113	3,318	2,868
Liabilities and shareholders' equity			
Current liabilities	4	111	32
Shareholders' equity	109	3,207	2,836
Total liabilities and shareholders' equity	113	3,318	2,868
Income statements			
Other operating income	16	525	400
Income from operations	16	525	400
Income and social contribution taxes	(4)	(154)	(116)
Net income	12	371	284

b) Daycoval FIDC—Since the control over receivables assigned to the Fund still lies with the Bank (receiving, transfer and collection) and, in essence, the Bank provides guarantees to the investors of Daycoval FIDC relating to expected income and gains, the Bank's management decided to consolidate the balance of receivables into the consolidated financial statements, pursuant to CVM (Brazilian Securities Commission) Official Letter No. 01/07, of March 20, 2007.

Daycoval FIDC is managed by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. and was established as a closed-end fund available to qualified investors according to prevailing regulation. Daycoval FIDC started operations on September 13, 2006, for a term of 3 years from the first payment of 1st series senior shares of the Fund.

I. Name, type, purpose and activities of Daycoval FIDC

The purpose of Daycoval FIDC is to provide its investors with the appreciation of its shares by investing money principally in the acquisition of receivables from the financial industry, arising from lending operations between the assignor (Bank) and its customers.

The Fund will seek to achieve, but will not guarantee, yield equivalent to 106% of the DI (interbank deposit rate). This benchmark applies to senior shares and there is no preestablished benchmark for subordinated shares.

II. Share of Daycoval FIDC's net assets and profits

In accordance with article 24, item XV, of CVM Instruction No. 356, with wording of CVM Instruction No. 393, and article 47 of the Fund Regulation, the ratio of the Funds' net assets to the senior share values will be 80% and the remaining 20% of net assets will be represented by subordinated shares. This ratio will be determined daily and will be made available to the Fund's investors monthly.

III. Nature of Bank's involvement with Daycoval FIDC and type of exposure to loss, if any, arising from this involvement

It is solely the responsibility of the Assignor (Bank) to ensure that the receivables satisfy assignment conditions, without affecting the assignee's (Daycoval FIDC) right to do so, directly or by means of third parties.

IV. Amount and nature of receivables and payables between the Bank and Daycoval FIDC, assets transferred by the Bank and rights of use of Daycoval FIDC's assets

Banco Daycoval S.A.

As of December 31, 2006 the Bank assigned to the Fund, without co-obligation, R$99,369 relating to lending operations. These operations did not have effects on the Bank.

Additionally, as of December 31, 2006 the Bank recognized income of R$421 from investments in subordinated shares of Daycoval FIDC under the caption "Securities transactions" as of December 31, 2006.

V. The balance sheet of Daycoval FIDC as of December 31, 2006 was as follows:

Assets	2006	Liabilities	2006
Federal government securities	116,478	Other	77
Receivables	54,917		
Other	1,028	Net assets	172,346
		Senior shares	137,322
		Subordinated shares	35,024
Total assets	172,423	Total liabilities	172,423

VI. Guarantees, sureties, mortgages or other collateral in favor of Daycoval FIDC

The Bank has provided no guarantee, surety, mortgage or other collateral in favor of Daycoval FIDC or its investors.

VII. Identification of the principal beneficiary or group of principal beneficiaries of Daycoval FIDC's activities

The Bank holds all subordinated shares of Daycoval FIDC and the senior shares are held by qualified investors.

3. SIGNIFICANT ACCOUNTING PRACTICES

Significant accounting practices applied in the preparation of the individual (Bank) and consolidated financial statements are as follows:

a) Results of operations are determined on the accrual basis.

b) Interbank investments and other receivables, except securities and derivatives, are stated at cost, plus monetary and exchange variations and interest earned through the balance sheet date. When fair value is lower than carrying amount, an allowance is recorded to adjust the asset to realizable value.

c) Shares are valued based on the average quotation on the last day they were traded on the stock exchange.

d) Bonuses are recorded in securities portfolio only according to the respective number, without modifying the value of investments, when the corresponding shares are considered ex-rights on the stock exchange.

e) Dividends are paid directly to the investor on the 4th business day after they are received by the Fund. Interest on capital is recorded as income when related shares are considered ex-rights on the stock exchange.

f) Investments in investment fund shares are daily adjusted based on the share values disclosed by the investment managers.

g) Securities are stated at cost plus income earned through the balance sheet date, based on their interest rate and maturities, and can be classified in conformity with Central Bank Circular No. 3068/01 into one of the following three categories:

- Trading securities—securities bought and held principally for the purpose of selling them in the near term and reported at fair value, with unrealized gains and losses included in income for the year.

- Available-for-sale securities—securities not classified as either trading securities or held-to-maturity securities. Unrealized gains and losses are reported in a separate component of shareholders' equity, net of taxes, and are included in income for the year when realized.
- Held-to-maturity securities—securities that the enterprise has the positive intent and ability to hold to maturity and stated at cost, plus income earned, included in income for the year.

h) Derivatives consist of option, forward, futures and swap transactions and are reported in conformity with Central Bank of Brazil Circular No. 3082/02, as described below:

- Option transactions—premiums received or paid are included in assets or liabilities, respectively, until the exercise of the option, and reported as a decrease or increase in the cost of the asset for the exercise of the option or as income or expense in the event of non-exercise;
- Futures transactions—daily adjustments are recorded in assets or liabilities and allocated daily to income or expense;
- Currency swap transactions—differential receivable or payable is recorded in assets or liabilities, respectively, and allocated to income or expense on a pro rata basis as of the balance sheet date;
- Forward transactions—at final contract value, less the difference between that value and the cash price of the asset, with recognition of income and expenses over the contract periods through the balance sheet date.

In conformity with Central Bank of Brazil Circular No. 3082/02, derivative transactions are stated at fair value as of the balance sheet date, with gains and losses reported as described below:

- Derivatives that not qualify as hedge—in income or expense in the statement of income;
- Derivatives that qualify as hedge—classified as fair value or cash flow hedges.

Fair value hedges are intended to offset the movement in the fair value of the hedged item, with gains or losses included in income or expenses in the statement of income.

Cash flow hedges are intended to offset the change in estimated future cash flows, with gains or losses, net of taxes, included in a separate component of shareholders' equity.

i) Lending operations are classified based on Management's risk assessment, considering the past experience with prior borrowers and guarantors, economic scenario, and specific and overall portfolio risks, pursuant to National Monetary Council (CMN) Resolution No. 2682/99 ratified by the Central Bank of Brazil, which requires a periodic analysis of the portfolio and its classification into 9 rating levels from AA (minimum risk) to H (maximum risk—loss).

Income from lending operations past-due for more than 60 days, regardless of the risk level, is only recognized as income when actually received. H-rated loans remain as such for six months and, thereafter, are written off against the existing allowance and remain controlled in a memorandum account for five years, not shown on the balance sheet.

j) Foreign exchange transactions are stated at realizable values, plus income and exchange variations earned on a pro rata daily basis and allowance for losses according to CMN Resolution No. 2682/99.

k) Prepaid expenses are stated at amounts paid in advance for goods or services to be provided in subsequent years.

l) Investments in subsidiaries are accounted for under the equity method. Securities recorded in subsidiaries are stated at acquisition cost plus accrued interest and monetary and exchange variations. When the fair value of these securities and other investments is lower than carrying value, an allowance is recorded for adjusting them to realizable value.

m) Property and equipment in use are stated at acquisition cost. Real estate held by the direct subsidiary are stated at acquisition cost plus revaluation at market value. Depreciation is calculated under the straight-line method at the annual rates stated in note 11, based on the economic useful lives of the assets.

n) Amortization of deferred charges, consisting of costs of software acquisitions and development, is calculated under the straight-line method based on the estimated period of use.

o) Income and social contribution tax credits were recognized on the adjustment to fair value of securities and derivatives, in conformity with Central Bank of Brazil Circulars No. 3068/01 and No. 3068/02. These tax credits will be realized when related securities and derivatives are realized.

p) Known or estimated liabilities, payables and contingencies, including tax charges calculated based on income for the year, include interest and exchange or monetary variations accrued through the balance sheet date. Liabilities in foreign currency are translated into local currency at the exchange rates in effect on the balance sheet date, as informed by the Central Bank of Brazil, and liabilities subject to indexation are monetarily adjusted through the balance sheet date.

q) The provision for income tax is recorded at the rate of 15%, plus a 10% surtax when applicable. The provision for social contribution tax is recorded at the rate of 9% on taxable income for the year.

r) Contingent assets and liabilities and legal obligations (tax and social security)

Contingent assets and liabilities and legal obligations are determined, recognized and disclosed in conformity with the criteria set forth in CVM Resolution No. 489/2005 and IBRACON Interpretation No. 2/2006, as described below:

- Contingent assets are not recorded in the financial statements, except when there is evidence that they will be realized and are not subject to appeals.
- Contingent liabilities—are recorded in the financial statements when the risk of loss on an administrative or judicial proceeding is assessed by the legal counsel and Management as probable, with probable outflow of funds to settle obligations, and when the amounts involved can be reliably measured. Contingent liabilities classified as possible loss by the legal counsel are only disclosed in notes to the financial statements. Those classified as remote loss do not require provision and disclosure.
- Legal obligations (tax and social security)—refer to lawsuits challenging the legality and constitutionality of certain taxes. The amount under litigation is determined, accrued and adjusted monthly.

s) Earnings per share are calculated based on the number of shares at the balance sheet date.

t) Use of estimates—The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and other transactions, such as: (i) depreciation rates of property and equipment, (ii) amortization of deferred charges, and (iii) reserves for contingencies. Actual results could differ from those estimates.

Banco Daycoval S.A.

4. INTERBANK INVESTMENTS

Interbank investments are as follows:

	Bank and consolidated					
	2006		2005		2004	
Type	Maturity	Amount	Maturity	Amount	Maturity	Amount
Money market investments	(a)	804,315	(a)	758,521	(a)	128,884
Interbank deposits	(b)	28,064	(b)	23,598	(b)	9,708
Foreign currency investments	(c)	22,235	(c)	2,130	(c)	—
Total		854,614		784,249		138,592

(a) Money market investments have a maturity of 1 business day.

(b) Interbank deposits have maturities of up to 344 days.

(c) Investments in foreign currencies have maturities of up to 2 days.

5. SECURITIES

a) By category and type

	Bank					
	2006		2005		2004	
	Adjusted cost	Fair value	Adjusted cost	Fair value	Adjusted cost	Fair value
Available-for-sale securities						
Own portfolio:	83,700	84,520	123,776	124,258	249,737	249,598
National Treasury bills (LTN)	23,082	23,154	115,980	116,179	221,552	220,841
Treasury bills (LFT)	14,581	14,577	6,682	6,683	27,394	27,390
National Treasury notes (NTN)	6,334	6,657	—	—	—	—
Bank Certificates of Deposit (CDBs)	4,570	4,571	1,005	1,005	500	501
Investment fund shares	35,024	35,024	—	—	—	—
Shares of publicly-traded companies	109	537	109	391	291	866
Linked to repurchase agreements	278,853	284,195	85,107	85,586	17,215	17,147
LTN	44,965	45,629	79,096	79,575	17,215	17,147
LFT	142,729	142,694	6,011	6,011	—	—
NTN	91,159	95,872	—	—	—	—
Linked to guarantees	85,763	87,252	36,961	37,227	28,454	28,364
LTN	69,234	70,726	36,961	37,227	28,454	28,364
LFT	16,529	16,526	—	—	—	—
Total	448,316	455,967	245,844	247,071	295,406	295,109

Banco Daycoval S.A.

	Consolidated					
	2006		2005		2004	
	Adjusted cost	Fair value	Adjusted cost	Fair value	Adjusted cost	Fair value
Available-for-sale securities						
Own portfolio	136,958	135,334	193,715	190,315	311,510	310,434
LTN	23,082	23,154	115,980	116,179	221,552	220,841
LFT	14,581	14,577	6,682	6,683	27,394	27,390
NTN	6,334	6,657	—	—	—	—
Foreign fixed-income securities	69,315	67,319	50,859	47,640	44,006	44,037
CDB	5,604	5,605	2,529	2,529	1,678	1,680
Investment fund shares:	16,274	16,274	14,569	14,569	13,241	13,241
Shares of publicly-traded companies	1,768	1,748	3,096	2,715	3,639	3,245
Linked to repurchase agreements	278,853	284,195	85,107	85,586	17,215	17,147
LTN	44,965	45,629	79,096	79,575	17,215	17,147
LFT	142,729	142,694	6,011	6,011	—	—
NTN	91,159	95,872	—	—	—	—
Linked to guarantees	85,763	87,252	36,961	37,227	28,454	28,364
LTN	69,234	70,726	36,961	37,227	28,454	28,364
LFT	16,529	16,526	—	—	—	—
Total	501,574	506,781	315,783	313,128	357,179	355,945

The fair value of securities is obtained through the prices and rates prevailing as of December 31, 2006, 2005 and 2004 as disclosed by ANDIMA (National Association of Financial Market Institutions) and the São Paulo Stock Exchange (BOVESPA).

b) By maturity

Bank

	2006				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	34,452	47,089	334,294	415,835
Private-sector securities	—	4,571	—	35,024	39,595
Shares of publicly-traded companies	537	—	—	—	537
Total	537	39,023	47,089	369,318	455,967

Bank

	2005				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	89,940	114,008	41,727	245,675
Private-sector securities	—	1,005	—	—	1,005
Shares of publicly-traded companies	391	—	—	—	391
Total	391	90,945	114,008	41,727	247,071

Bank

	2004				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	59,822	174,733	59,187	293,742
Private-sector securities	—	501	—	—	501
Shares of publicly-traded companies	866	—	—	—	866
Total	866	60,323	174,733	59,187	295,109

Consolidated

	2006				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	34,184	48,035	356,466	438,685
Private-sector securities	16,274	5,603	—	44,471	66,348
Shares of publicly-traded companies	1,748	—	—	—	1,748
Total	18,022	39,787	48,035	400,937	506,781

Consolidated

	2005				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	89,940	114,008	64,114	268,062
Private-sector securities	9,143	2,529	—	30,679	42,351
Shares of publicly-traded companies	2,715	—	—	—	2,715
Total	11,858	92,469	114,008	94,793	313,128

Consolidated

	2004				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Available-for-sale securities					
Federal government securities	—	59,822	174,733	60,065	294,620
Private-sector securities	13,241	1,953	1,850	41,036	58,080
Shares of publicly-traded companies	3,245	—	—	—	3,245
Total	16,486	61,775	176,583	101,101	355,945

Banco Daycoval S.A.

6. DERIVATIVES

The Bank conducts operations involving derivative financial instruments recorded in balance sheet and memorandum accounts to meet its own and customers' needs.

Derivatives used are properly approved under the product use policy. Pursuant to this policy, prior to the implementation of each product all aspects should be analyzed, such as: objectives, forms of use, risks involved and adequate operational support infrastructure.

The components of credit and market risks involved in derivatives are monitored daily. Specific limits are set for derivative transactions, customers and custodians. Such limits are managed by a system that consolidates exposures by counterparty. Any deviations are promptly indicated and addressed for immediate solution.

The market risk of derivatives is managed by a prevailing risk policy, pursuant to which potential risks of price fluctuations in the financial markets are centralized in the Treasury department, which provides hedge for the other areas.

The Bank's Executive Board is responsible for establishing a risk policy and limits based upon projected revenue and acceptable exposure level. The responsibility for ensuring compliance with the risk guidelines established by the Executive Board lies with the Risk Management department, which is independent of business and operations processing departments.

Market risk

The Bank uses value at risk (VaR) to measure the market risk of all products and markets, providing a basis for risk comparison of various portfolios. The Bank uses the parametric VaR model for a one-year time horizon at the 99% confidence level.

At the close of the day, said method is applied to the outstanding operations base. The Risk Management department manager analyzes and approves daily the calculated figures. The reports containing the results are made available on the Bank's intranet for authorized persons. The accuracy of the VaR model is determined through backtesting that consists of comparing the actual results to estimates generated from the Var model.

To measure the possible effects of unexpected market movements, which are not predicted by VaR, the Bank uses scenario analysis techniques.

The models include projected scenario analyses and stress testing, whose ultimate objective is to assure that the Bank has capacity to respond to extreme market conditions.

Risk factors

The main market risk factors of the balance sheet are: fixed interest rate, interest rate linked to exchange variation, interest rate linked to TR (a managed prime rate), IPCA (extended consumer price index), IGPM (general market price index), SELIC (Central Bank overnight rate), DI (interbank deposit rate) and foreign currency exposure.

Derivatives

The main derivatives used are: swaps, dollar futures, DI and DDI (exchange coupon), non-deliverable forwards, and dollar and DI options. Central Bank of Brazil Circular No. 3082/02 permitted a specific accounting in the cases derivatives are used to hedge against changes in fair value or cash flow (hedge accounting).

Banco Daycoval S.A.

As of December 31, 2006, 2005 and 2004, the Bank and the companies included in the consolidated financial statements for the years then ended did not have derivative transactions for the purposes of fair value hedge or cash flow hedge.

Regardless of Management's option not to qualify derivatives as hedges for accounting purposes, derivatives are used primarily to hedge against changes in assumed trading positions and to provide customers with protection against adverse economic changes.

Liquidity risk

Liquidity risk is related to the mismatching of assets and liabilities in relation to dates for inflows and outflows. The liquidity risk is controlled daily through an analysis of the Bank and its subsidiaries' mismatch, principally in the short term. In addition, simulations with estimates of portfolio index changes are performed. Concurrently, liquidity indicators from balance sheet accounts are analyzed on a monthly basis. Finally, liquidity stress testing is carried out.

The estimated fair value of the financial instruments is determined using available market information, principally prices and rates provided by the Commodities and Futures Exchange (BM&F). When applicable, mathematical models of rate interpolation for intermediate terms, and rate extrapolation for longer terms, are adopted.

The following pricing methodologies were adopted for calculating the fair value of derivatives:

- Futures transactions—quotations disclosed by the BM&F
- Swap agreements—consideration of the future cash flow, discounted to present value by future interest curves obtained from information disclosed by the BM&F
- Option premiums—determined based on each contract's characteristics.

Derivative transactions are registered with the BM&F or the CETIP (Clearinghouse for the Custody and Financial Settlement of Securities).

Banco Daycoval S.A.

Differentials receivable and payable, daily adjustments and premiums paid or received for derivatives are recorded in the respective balance sheet accounts "derivatives" and "trading account" against the corresponding statement of income accounts "derivatives" and, as of December 31, 2006, 2005 and 2004, are adjusted to fair value, and the nominal values of these transactions are recorded in memorandum accounts, as shown below:

a) Breakdown of balances recorded in balance sheet accounts

	Bank and Consolidated					
	2006		2005		2004	
	Current	Long-term	Current	Long-term	Current	Long-term
Assets:						
Derivatives	9,065	9,452	37,171	6,596	20,252	10,143
Swaps—differential receivable	8,923	9,452	31,020	6,596	20,252	10,143
Option premiums	—	—	6,151	—	—	—
Receivable from currency forward contract	142	—	—	—	—	—
Trading account	274	—	58	—	1,380	—
Futures transactions pending settlement	274	—	58	—	1,380	—
Dollar futures	—	—	—	—	19	—
DDI (exchange coupon)	51	—	35	—	1,247	—
DI (interbank deposit rate)	223	—	23	—	114	—
Liabilities:						
Derivatives	1,320	962	7,314	199	2,989	413
Swaps—differential payable	1,192	962	2,214	199	1,260	413
Option premiums	—	—	5,100	—	1,729	—
Payable for currency forward contract	128	—	—	—	—	—
Trading account	2,334	—	2,565	—	4,023	—
Futures transactions pending settlement	2,334	—	2,565	—	4,023	—
Dollar futures	258	—	1,342	—	1,123	—
DDI (exchange coupon)	2,068	—	1,183	—	680	—
Currency swap	—	—	24	—	2,219	—
DI (interbank deposit rate)	8	—	16	—	1	—

b) Swap agreements (Bank and Consolidated)

	2006					
		Cost		Fair value		
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
CDI x USD	87,577	101,204	85,068	101,182	84,676	16,506
USD x Fixed rate	10,169	11,069	12,394	12,258	14,091	(1,833)
CDI x Fixed rate	6,777	7,574	7,599	7,740	7,845	(105)
Fixed rate x CDI	9,876	11,002	10,887	12,220	10,944	1,276
Fixed rate x USD	8,658	9,193	8,786	9,203	8,772	431
USD x CDI	4,413	4,403	4,418	4,364	4,418	(54)
Total	127,470	144,445	129,152	146,967	130,746	16,221

Banco Daycoval S.A.

	2005					
		Cost		Fair value		
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
CDI x USD	107,255	143,804	105,389	143,804	106,643	37,161
USD x Fixed rate	13,734	13,608	15,357	15,071	16,489	(1,418)
CDI x Fixed rate	39,989	40,883	40,871	40,883	41,251	(368)
Fixed rate x CDI	259	318	367	303	366	(63)
USD x CDI	2,673	2,742	2,816	2,707	2,816	(109)
Total	163,910	201,355	164,800	202,768	167,565	35,203

	2004					
		Cost		Fair value		
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
CDI x USD	156,528	189,180	154,060	189,180	159,374	29,806
USD x Fixed rate	14,017	13,844	14,964	14,830	15,078	(248)
CDI x Fixed rate	20,816	20,993	20,995	20,993	20,982	11
Fixed rate x USD	269	270	266	270	262	8
Fixed rate x CDI	2,484	2,956	3,390	2,826	3,390	(564)
USD x CDI	6,482	6,329	6,534	6,243	6,534	(291)
Total	200,596	233,572	200,209	234,342	205,620	28,722

c) Currency forward contracts (Bank and Consolidated)

	2006					
		Cost		Fair value		
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
Fixed rate x USD	2,780	5,935	5,853	5,995	5,853	142
USD x Fixed rate	2,780	5,853	5,927	5,853	5,981	(128)
Total	5,560	11,788	11,780	11,848	11,834	14

d) Futures contracts (Bank and Consolidated)

	2006					
		Cost		Fair value		
Contracts	Notional value	Bank	Counterparty	Bank	Counterparty	Net position
Dollar futures	61,668	—	61,668	—	(258)	(258)
DDI (exchange coupon)	386,851	17,194	404,045	51	(2,068)	(2,017)
DI (interbank deposit rate)	592,575	13,706	606,281	223	(8)	215
Total	1,041,094	30,900	1,071,994	274	(2,334)	(2,060)

Banco Daycoval S.A.

Contracts	2005 Notional value	Cost Bank	Cost Counterparty	Fair value Bank	Fair value Counterparty	Net position
Dollar futures	177,219	—	177,219	—	(1,342)	(1,342)
DDI (exchange coupon)	203,177	—	203,177	35	(1,183)	(1,148)
Currency swap	24,149	—	24,149	—	(24)	(24)
DI (interbank deposit)	681,728	—	681,728	23	(16)	7
Total	1,086,273	—	1,086,273	58	(2,565)	(2,507)

Contracts	2004 Notional value	Cost Bank	Cost Counterparty	Fair value Bank	Fair value Counterparty	Net position
Dollar futures	150,645	—	150,645	19	(1,123)	(1,104)
Currency swap	266,479	—	266,479	—	(680)	(680)
DDI (exchange coupon)	88,450	161,179	249,629	1,247	(2,219)	(972)
DI (interbank deposit rate)	990,325	—	990,325	114	(1)	113
Total	1,495,899	161,179	1,657,078	1,380	(4,023)	(2,643)

c) By maturity (Bank and Consolidated)

	2006 Up to 3 months	From 3 to 12 months	Over 12 months	Total
Swap	44,372	49,867	33,231	127,470
Futures	289,371	56,061	738,440	1,083,872
Total	333,743	105,928	771,671	1,211,342

	2005 Up to 3 months	From 3 to 12 months	Over 12 months	Total
Swap	74,685	46,993	42,232	163,910
Futures	567,625	292,118	226,530	1,086,273
Total	642,310	339,111	268,762	1,250,183

	2004 Up to 3 months	From 3 to 12 months	Over 12 months	Total
Swap	54,805	66,465	69,326	200,596
Futures	1,156,397	199,971	290,710	1,657,078
Total	1,231,202	266,436	360,036	1,857,674

Banco Daycoval S.A.

f) Trading location (Bank and Consolidated)

	2006	2005	2004
Futures—			
BM&F	1,071,994	1,086,273	1,657,078
CETIP	11,878	—	—
Swap—			
BM&F	7,828	20,084	22,070
CETIP	119,642	143,826	178,526

g) Guarantee margins (Bank and Consolidated)

	2006		2005		2004	
Federal government securities	Cost	Fair value	Cost	Fair value	Cost	Fair value
LTN (National Treasury bills)	69,234	70,726	36,961	37,227	28,454	28,364
LFT (Treasury bills)	16,529	16,526	—	—	—	—
Total	85,763	87,252	36,961	37,227	28,454	28,364

h) Gains and losses on derivatives (Bank and Consolidated)

As of December 31, 2006, 2005 and 2004, gains and losses on derivatives were recorded directly under the caption "derivatives" in the statements of income, as shown below:

	2006					
	Bank			Consolidated		
Derivatives	Gain	Loss	Net	Gain	Loss	Net
Swap	26,283	(11,980)	14,303	27,428	(17,967)	9,461
Currency forward contract	6,759	(4,256)	2,503	6,759	(4,256)	2,503
Options	5,648	(6,833)	(1,185)	5,648	(6,833)	(1,185)
Futures contracts	248,822	(286,196)	(37,374)	248,822	(286,196)	(37,374)
Total	287,512	(309,265)	(21,753)	288,657	(315,252)	(26,595)

	2005			2004		
Derivatives	Gain	Loss	Net	Gain	Loss	Net
Swap	167,164	(178,814)	(11,650)	226,726	(264,704)	(37,978)
Options	5,225	(3,966)	1,259	4,728	(8,789)	(4,061)
Futures contracts	159,244	(185,417)	(26,173)	213,220	(173,782)	39,438
Total	331,633	(368,417)	(36,564)	444,674	(447,275)	(2,601)

Banco Daycoval S.A.

7. LENDING OPERATIONS

a) Breakdown of loan portfolio by type of operation

	2006			
	Bank		Consolidated	
	Current	Long-term	Current	Long-term
Loans	1,037,634	95,811	1,037,634	95,811
Discounted trade notes	112,757	26	169,022	36
Financing	151,261	130,783	151,261	130,783
Total lending operations	1,301,652	226,620	1,357,917	226,630
Advances on foreign exchange contracts	54,661	—	54,661	—
Total	1,356,313	226,620	1,412,578	226,630

	Bank and Consolidated			
	2005		2004	
	Current	Long-term	Current	Long-term
Loans	747,588	74,537	435,342	20,800
Discounted trade notes	132,713	33	159,991	1
Financing	8,339	—	25,823	1,111
Total lending operations	888,640	74,570	621,156	21,912
Advances on foreign exchange contracts	17,708	—	8,611	—
Total	906,348	74,570	629,767	21,912

b) Breakdown of loan portfolio by risk level

	2006			
	Total portfolio		Allowance	
	Bank	Consolidated	Bank	Consolidated
AA	2,167	2,167	—	—
A	397,933	419,228	1,989	1,989
B	1,084,714	1,119,262	10,847	10,862
C	48,825	49,257	1,465	2,491
D	11,963	11,963	1,196	1,513
E	8,723	8,723	2,617	2,617
F	2,914	2,914	1,457	1,457
G	3,227	3,227	2,259	2,259
H	22,467	22,467	22,467	22,467
Total	1,582,933	1,639,208	44,297	45,655

Banco Daycoval S.A.

	Bank and consolidated			
	Total portfolio		Allowance	
	2005	2004	2005	2004
AA	1,977	3,426	—	—
A	99,830	116,209	499	581
B	809,252	459,354	8,093	4,594
C	41,892	55,569	1,257	1,667
D	4,074	2,731	407	273
E	206	398	62	119
F	6,478	2,212	3,239	1,106
G	2,903	4,490	2,032	3,143
H	14,306	7,290	14,306	7,290
Total	980,918	651,679	29,895	18,773

c) Breakdown by business sector

	2006		Bank and Consolidated	
	Bank	Consolidated	2005	2004
Private sector:				
Industrial	406,266	444,299	294,550	232,092
Commercial	252,997	262,511	183,196	158,944
Financial	48,436	48,436	41,039	17,628
Other services	552,490	561,218	385,285	233,902
Individuals	278,445	278,445	76,848	9,113
Public sector	44,299	44,299	—	—
Total	1,582,933	1,639,208	980,918	651,679

d) Breakdown by maturity

	2006		Bank and Consolidated	
	Bank	Consolidated	2005	2004
Current:				
Up to 180 days	1,119,285	1,170,462	783,640	578,207
From 181 to 360 days	202,098	202,378	100,377	38,021
Over 360 days	226,620	226,630	74,570	21,912
Total	1,548,003	1,599,470	958,587	638,140
Past-due:				
Up to 60 days	11,311	15,801	5,669	7,262
From 61 to 180 days	9,038	9,356	9,540	4,812
From 181 to 360 days	14,427	14,427	7,114	1,464
Over 360 days	154	154	8	1
Total	34,930	39,738	22,331	13,539
Total	1,582,933	1,639,208	980,918	651,679

Banco Daycoval S.A.

e) Concentration of credit risk

	2006			
	Bank		Consolidated	
Largest debtors	Amount	% of portfolio	Amount	% of portfolio
10 largest debtors	158,948	10.04	190,312	11.61
50 largest debtors	366,907	23.18	382,301	23.32
100 largest debtors	334,652	21.14	340,930	20.80
Other debtors	722,426	45.64	725,665	44.27
Total	1,582,933	100.00	1,639,208	100.00

	Bank and Consolidated			
	2005		2004	
Largest debtors	Amount	% of portfolio	Amount	% of portfolio
10 largest debtors	136,740	13.94	124,784	19.15
50 largest debtors	302,480	30.84	217,762	33.42
100 largest debtors	238,665	24.33	163,061	25.02
Other debtors	303,033	30.89	146,072	22.41
Total	980,918	100.00	651,679	100.00

8. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses was recorded under the criteria described in note 3f and is considered sufficient to cover potential losses on lending operations. The changes in the allowance as of December 31, 2006, 2005 and 2004 are as follows:

	Bank		
	2006	2005	2004
Beginning balance	29,895	18,773	16,614
Allowance recognized	35,594	16,545	15,234
Write-off as loss	(21,192)	(5,423)	(13,075)
Ending balance	44,297	29,895	18,773
Total classified in current assets	39,882	28,772	18,567
Total classified in noncurrent assets	4,415	1,123	206

9. OTHER RECEIVABLES

Other receivables are composed of the following:

a) Foreign exchange portfolio

	Bank and Consolidated		
	2006	2005	2004
Exchange purchased pending settlement	53,988	19,579	12,533
Rights to foreign exchange sold	22,299	5,325	2,653
(-) Advances received in local currency	(10,704)	(3,588)	—
Income receivable from advances	1,064	341	124
Total	66,647	21,657	15,310

Banco Daycoval S.A.

b) Trading account (Bank and Consolidated)

The trading account is represented by amounts receivable from the settlement of transactions with financial assets traded and registered with stock exchanges.

c) Other

	Bank			
	2006		2005	2004
	Current	Long-term	Current	Long-term
Salary advances	317	—	75	25
Prepaid expenses	375	—	50	—
Tax credits (*)	—	—	38	1,635
Refundable payments	—	595	—	60
Sundry debtors	1,205	—	1,743	1,610
Total	1,897	595	1,906	3,330

	Consolidated			
	2006		2005	2004
	Current	Long-term	Current	Long-term
Salary advances	317	—	75	25
Prepaid expenses	375	—	50	—
Tax credits (*)	—	—	38	1,635
Recoverable taxes	415	—	475	135
Refundable payments	—	595	139	60
Sundry debtors	1,137	—	1,605	1,570
Total	2,244	595	2,382	3,425

(*) Recorded as a result of the adjustment to fair value of securities. The realization of the credits depends on the write-off and/or settlement of these securities.

10. INVESTMENTS

Represented substantially by investments in subsidiaries. The principal information on these investments is as follows:

10.1. Direct subsidiaries

	Centro-Sul	ACS Participações			Daycoval Asset Management		
	2006	2006	2005	2004	2006	2005	2004
Capital	—	23,448	23,448	23,448	1,554	554	554
Number of shares held	—	101,947,448	101,947,448	101,947,448	14,253	5,078	5,078
Shareholders' equity	—	59,153	59,632	67,744	1,659	643	683
Net income (loss)	(4,989)	(3,289)	(5,069)	(8,133)	16	(39)	(63)
Ownership interest %	100,00	99,99	99,99	99,99	99,99	99,96	99,96
Adjusted investment	—	59,148	59,948	67,739	1,659	642	682
Equity in subsidiaries	(4,989)	(3,289)	(4,749)	(8,132)	16	(39)	(63)

Banco Daycoval S.A.

On January 2, 2006, the Bank acquired all shares of Central Sul Empreendimentos Ltda. for the book value of R$1,018. According to the amendment to the articles of organization for capital increase, dated February 1, 2006, new shares were subscribed in the amount of R$5,000, and an agreement for merger of Centro Sul Empreendimentos Ltda. into the Bank was signed on February 14, 2006 and duly approved by the Extraordinary Shareholders' Meeting held on February 16, 2006 and by the Central Bank of Brazil on January 15, 2007.

10.2. Indirect subsidiaries

	Treetop Investment			IFP Planejamento			SCC Assessoria		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Capital	30,487	33,377	37,851	20	20	20	20	20	20
Number of shares held	14,260	14,260	14,260	20	20	20	20	20	20
Shareholders' equity	42,167	42,124	50,071	113	3,371	2,983	109	3,207	2,836
Net income (loss)	881	1,059	(3,142)	13	389	293	12	371	284
Ownership interest %	100.00	100.00	100.00	99.99	99.99	99.99	99.99	99.99	99.99
Adjusted investment	42,167	42,124	50,071	112	3,370	2,982	108	3,206	2,835
Equity in subsidiaries	881	1,059	(3,142)	12	388	292	11	370	283

11. PROPERTY AND EQUIPMENT IN USE

	Bank					
	2006				2005	2004
	Annual depreciation rate %	Cost	Accumulated depreciation	Net book value	Net book value	Net book value
Real estate	4	—	—	—	62	70
Installations	10	647	(54)	593	390	3
Furniture and equipment in use	10	1,504	(170)	1,334	941	273
Communication equipment	10	43	(10)	33	17	33
Computers and peripherals	20	1,080	(265)	815	435	119
Security equipment	10	291	(33)	258	268	9
Vehicles	20	1,875	(1,160)	715	807	542
Total		5,440	(1,692)	3,748	2,920	1,049

	Consolidated					
	2006				2005	2004
	Annual depreciation rate %	Cost	Accumulated depreciation	Net book value	Net book value	Net book value
Real estate (*)	4	10,875	(4,438)	6,437	6,880	7,321
Installations	10	647	(54)	593	390	3
Furniture and equipment in use	10	1,527	(175)	1,352	957	290
Communication equipment	10	65	(10)	55	40	55
Computers and peripherals	20	2,131	(1,187)	945	670	487
Security equipment	10	291	(33)	258	268	9
Vehicles	20	2,184	(1,218)	966	929	542
Total		17,720	(7,114)	10,606	10,134	8,707

(*) Real estate owned by the direct subsidiary is stated at acquisition cost, plus revaluation at market value.

Banco Daycoval S.A.

12. DEPOSITS AND MONEY MARKET FUNDING

Interbank deposits, time deposits and money market funding are traded at market rates. Their maturities are as follows:

	Bank				
	2006				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	104,763	—	—	—	104,763
Interbank deposits	—	70,554	23,397	1,490	95,441
Time deposits	—	616,052	206,671	330,630	1,153,353
Money market funding	—	572,376	—	—	572,376
Other deposits	407	—	—	—	407
Total	105,170	1,258,982	230,068	332,120	1,926,340

	Bank				
	2005				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	60,657	—	—	—	60,657
Interbank deposits	—	101,444	4,039	—	105,483
Time deposits	—	418,048	167,414	183,834	769,296
Money market funding	—	435,698	—	—	435,698
Total	60,657	955,190	171,453	183,834	1,371,134

	Bank				
	2004				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	34,773	—	—	—	34,773
Interbank deposits	—	42,378	3,045	—	45,423
Time deposits	—	189,349	146,023	114,861	450,233
Money market funding	—	17,133	—	—	17,133
Total	34,773	248,860	149,068	114,861	547,562

	Consolidated				
	2006				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	104,754	—	—	—	104,754
Interbank deposits	—	70,554	23,397	1,490	95,441
Time deposits	—	616,052	206,671	325,249	1,147,972
Money market funding	—	572,376	—	—	572,376
Other deposits	407	—	—	—	407
Total	105,161	1,258,982	230,068	326,739	1,920,950

Banco Daycoval S.A.

	Consolidated				
	2005				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	60,630	—	—	—	60,630
Interbank deposits	—	101,444	4,039	—	105,483
Time deposits	—	412,622	167,414	183,428	763,464
Money market funding	—	435,698	—	—	435,698
Total	60,630	949,764	171,453	183,428	1,365,275

	Consolidated				
	2004				
	Without maturity	Up to 3 months	From 3 to 12 months	Over 12 months	Total
Demand deposits	34,747	—	—	—	34,747
Interbank deposits	—	42,378	3,045	—	45,423
Time deposits	—	189,349	139,335	114,861	443,545
Money market funding	—	17,133	—	—	17,133
Total	34,747	248,860	142,380	114,861	540,848

13. FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

On December 14, 2005, the Bank started a global fixed-rate notes issuance program in the total amount of US$ 300 million. Funds raised as of December 31, 2006 were US$ 185 million and are recorded under the caption "Funds from acceptance and issuance of securities".

	2006	2005	2004
Issue date:	10/30/2006	12/14/2005	12/17/2004
Maturity date	10/30/2009	12/14/2007	03/17/2006
Annual interest rate	7.75%	6.875%	5.0%
Issue in US$	120 million	65 million	45 million
Issue in R$	256,988	146,712	121,135
Balances in US$	187,072	110,341	45,100
Balances in R$	399,959	258,276	119,713
Current	139,486	106,131	265
Long-term	260,473	152,145	119,448

Banco Daycoval S.A.

14. BORROWINGS AND ONLENDINGS

Maturity:

Years	Bank: Up to 3 months	Bank: 3 to 12 months	Bank: Over 1 year	Bank: Total
2006	50,158	12,813	421	63,392
2005	19,307	—	1,067	20,374
2004	104,597	—	—	104,597

Years	Consolidated: Up to 3 months	Consolidated: 3 to 12 months	Consolidated: Over 1 year	Consolidated: Total
2006	88,112	12,813	421	101,346
2005	42,196	—	1,067	43,263
2004	122,188	—	—	122,188

Borrowings and onlending are indexed to the variation of the US dollar and carry interest rates of 4.1% to 6.4% as of December 31, 2006, 3.2% to 5.4% in 2005, and 2.8% to 3.4% in 2004.

15. OTHER PAYABLES

a) Foreign exchange portfolio

	Bank and Consolidated		
	2006	2005	2004
Exchange sold pending settlement	22,178	5,411	2,855
Foreign exchange purchased	54,468	19,022	12,978
(-) Advances on foreign exchange contracts	(53,595)	(17,367)	(8,487)
Charges payable on advances received	45	—	—
Total	23,096	7,066	7,346

b) Tax and social security

	Bank					
	2006		2005		2004	
	Current	Long-term	Current	Long-term	Current	Long-term
Income tax	29,105	—	11,868	—	12,621	—
Social contribution tax	8,894	—	3,519	—	4,089	—
Prepaid income and social contribution taxes	(14,351)	—	(9,306)	—	(7,323)	—
Legal obligations (note 17)	—	114,980	—	88,061	—	64,238
Taxes payable	6,263	—	1,631	—	911	—
Deferred income and social contribution taxes (*)	2,919	—	—	—	—	—
Total	32,830	114,980	7,712	88,061	10,298	64,238

Banco Daycoval S.A.

	Consolidated					
	2006		2005		2004	
	Current	Long-term	Current	Long-term	Current	Long-term
Income tax	29,266	—	12,277	—	12,814	—
Social contribution tax	8,963	—	3,669	—	4,164	—
Prepaid income and social contribution taxes	(14,485)	—	(9,637)	—	(7,393)	—
Income tax on revaluation of assets	800	—	848	—	897	—
Social contribution tax on revaluation of assets	297	—	314	—	331	—
Legal obligations (note 17)	—	114,980	—	88,061	—	64,238
Taxes payable	6,286	—	1,648	—	920	—
Deferred income and social contribution taxes (*)	2,919	—	342	—	353	—
Total	34,046	114,980	9,461	88,061	12,086	64,238

(*) Recorded as a result of the adjustment to fair value of securities and derivatives, according to Central Bank of Brazil Circulars No. 3068/01 and No. 3082/02. The realization of these deferred taxes is contingent upon the write-off and/or settlement of said securities and derivatives.

c) Other

	Bank			
	2006		2005	2004
	Current	Long-term	Current	Current
Cashier's checks	472	—	422	10,028
Accrued liabilities	7,000	—	10,526	3,423
Provision for contingencies (note 17)	—	356	—	—
Sundry creditors	16,163	—	5,383	1,896
Total	23,635	356	16,331	15,347

	Consolidated			
	2006		2005	2004
	Current	Long-term	Current	Current
Cashier's checks	472	—	422	10,028
Accrued liabilities	7,077	—	10,574	3,446
Reserve for contingencies (note 17)	—	356	—	—
Sundry creditors	16,166	—	5,384	1,896
Total	23,715	356	16,380	15,370

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes were calculated as follows:

	Bank		
	2006	2005	2004
Income before income and social contribution taxes, less interest on capital	94,681	65,921	61,835
Income and social contribution taxes at the rates of 25%and 9%, respectively	(32,191)	(22,413)	(21,024)
Additions:			
Equity in subsidiaries	(2,809)	(1,628)	(2,787)
Allowance for loan losses	(12,102)	(5,625)	—
Other	(4,502)	(518)	(1,368)
Deductions:			
Adjustments of derivatives	1,661	8,327	8,469
Losses on lending operations	11,944	6,470	—
Current income and social contribution taxes	(37,999)	(15,387)	(16,710)

Tax credits, net of deferred tax liabilities, arising from temporary additions of reserves for tax contingencies, allowance for loan losses, monetary adjustment of contingencies and other temporary differences, not recorded by the Bank in the years ended December 31, 2006, 2005 and 2004, are R$15,267, R$6,256 and R$5,012, respectively.

	Consolidated		
	2006	2005	2004
Income before income and social contribution taxes, less interest on capital	95,464	66,240	62,287
Income and social contribution taxes at the rates of 25%and 9%, respectively	(32,458)	(22,522)	(21,178)
Additions:			
Adjustments of derivatives	(14,278)	(2,599)	—
Allowance for loan losses	(12,102)	(5,625)	(5,179)
Nondeductible expenses	(30)	—	—
Other	(7,796)	(3,927)	(4,394)
Deductions:			
Adjustments of derivatives	15,939	12,561	8,469
Losses on lending operations	11,944	6,407	5,118
Current income and social contribution taxes	(38,781)	(15,705)	(17,164)

17. CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS (TAX AND SOCIAL SECURITY)

a) Contingent assets—as of December 31, 2006, 2005 and 2004 the Bank and its subsidiaries did not recognize contingent assets.

b) Contingent liabilities classified as probable losses and legal obligations (tax and social security)

The Bank is a party to various lawsuits involving labor, civil and tax matters. Provisions are recorded based on assessments according to the criteria described in note 3r.

Banco Daycoval S.A.

Provisions for the year are as follows:

	2006	2005	2004
Provision for tax contingencies (*)	114,980	88,061	64,238
Labor lawsuits	256	—	—
Civil lawsuits	100	—	—
Total	115,336	88,061	64,238

	Tax			Labor	Civil
	2006	2005	2004	2006	2006
Balance at beginning of year	88,061	64,238	47,096	—	—
Monetary adjustment	9,749	9,040	5,887	—	—
Recognition	17,170	14,783	11,255	256	100
Balance at end of year	114,980	88,061	64,238	256	100

(*) The Bank is challenging in court the legality of certain taxes and the amounts involved are fully accrued and updated.

The management of Banco Daycoval understands that the reserve recorded is sufficient to cover losses on these lawsuits.

The main lawsuits are:

Income tax: seeks deduction of social contribution tax amounts from the income tax basis and challenges the effect of the discontinuation of the monetary adjustment of the balance sheet.

Social contribution tax: challenges the effect of the discontinuation of the monetary adjustment of the balance sheet, the existence of different tax rates and seeks the recognition of interest on capital as deductible expense for 1996.

COFINS (tax on revenue): challenges application of Law No. 9718/98.

PIS (tax on revenue): challenges application of Law No. 9718/98 and requirement by tax authorities of determination of the PIS basis in disagreement with Constitutional Amendments No. 01/94, No. 10/96 and 17/97.

c) Contingent liabilities classified as possible losses

These contingent liabilities, represented by civil lawsuits, are not recorded. Lawsuits refer principally to claims for compensation for pain and suffering and property damages, with a risk estimate of R$ 900 as of December 31, 2006.

There are no significant administrative proceedings in progress for noncompliance with the rules of the National Financial System or payment of fines, which might cause a material impact on the financial position of the Bank and its subsidiaries.

Banco Daycoval S.A.

18. SHAREHOLDERS' EQUITY

a) Capital

Capital is represented by registered common and preferred shares without par value, as shown below:

	Number of shares		
	2006	2005	2004
Common shares	1,660,826	1,625,566	1,583,100
Preferred shares	1,660,826	1,625,566	1,583,100
Total	3,321,652	3,251,132	3,166,200

a.1) Capital increases

	2006	2005	2004
Date of approval by the Extraordinary Shareholders' Meeting	12/26/2006	12/22/2005	12/20/2004
Approval by the Central Bank of Brazil	01/12/2007	01/10/2006	12/23/2004
Capital increase	8,656	8,996	21,242

b) Dividends

According to the bylaws, the shareholders are entitled to minimum dividends equivalent to 10% of net income for the year adjusted according to Brazilian corporate law. For the years ended December 31, 2005 and 2004, in addition to the interest on capital, shareholders also received dividends in the amounts of R$26,217 and R$20,000, respectively.

c) Interest on capital is paid within the limits established by Law No. 9249/95 and based on TJLP (long-term interest rate).

	2006	2005	2004
Date of approval by the Extraordinary Shareholders' Meeting	12/26/2006	12/22/2005	12/20/2004
Interest on capital	28,400	31,000	24,990

d) Profit reserve

	2006	2005	2004
Profit reserve			
Legal reserve(1)	4,254	4,076	3,506
Unrealized profit reserve(2)	(155)	(385)	(4,500)

(1) 5% of net income for the year must be allocated to this reserve until it equals 20% of capital or 30% of capital, plus capital reserves. After this limit is achieved, allocation to the legal reserve is no longer required. The legal reserve can be used only for capital increase or to offset losses;

(2) Partial reversal of the recorded reserve relating to the net income of the indirect subsidiary Treetop Investment Ltd.

Banco Daycoval S.A.

19. STATEMENTS OF INCOME

a) Other administrative expenses as of December 31, 2006, 2005 and 2004 are composed of:

	Bank		
	2006	2005	2004
Services rendered by others	53,470	21,876	7,124
Data processing	2,340	1,749	902
Assets maintenance	1,730	3,324	313
Charitable contributions	1,629	1,700	2,443
Rent expenses	1,544	3,237	1,732
Communications	1,335	1,149	656
Surveillance and security	978	236	202
Depreciation and amortization	675	418	301
Public utilities	631	279	133
Other administrative expenses	6,532	5,137	8,208
Total	70,864	39,105	22,014

	Consolidated		
	2006	2005	2004
Services rendered by others	53,504	22,653	7,173
Assets maintenance	2,800	4,803	1,388
Data processing	2,340	1,749	902
Charitable contributions	1,629	1,700	2,443
Rent expenses	1,544	3,237	1,732
Communications	1,337	1,151	658
Surveillance and security	978	236	202
Depreciation and amortization	675	418	301
Public utilities	631	279	133
Other administrative expenses	6,496	4,358	8,157
Total	71,934	40,584	23,089

b) Other operating income as of December 31, 2006, 2005 and 2004 are composed of:

	Bank		
	2006	2005	2004
Recovery of charges and expenses	448	2,003	1,799
Exchange variation on liabilities	22,913	18,400	3,943
Other operating income	5,528	5,458	2,802
Total	28,889	25,861	8,544

	Consolidated		
	2006	2005	2004
Recovery of charges and expenses	448	2,003	1,799
Exchange variation on liabilities	24,655	18,791	4,303
Other operating income	5,874	5,600	2,934
Total	30,977	26,394	9,036

c) Other operating expenses as of December 31, 2006, 2005 and 2004 are composed of:

	Bank		
	2006	2005	2004
Monetary adjustment of taxes	9,356	9,040	5,887
Other operating expenses	7,123	722	285
Total	16,479	9,762	6,172

	Consolidated		
	2006	2005	2004
Monetary adjustment of taxes	9,361	9,040	5,898
Exchange variation	6,025	6,748	5,331
Interest expenses	2,113	—	—
Other operating expenses	7,123	722	328
Total	24,622	16,510	11,557

20. GUARANTEES (BANK AND CONSOLIDATED)

Guarantees provided on behalf of third parties, in the amount of R$ 40,474 (R$ 12,215 in 2005 and R$ 9,432 in 2004), are subject to financial charges and counter-guarantees provided by beneficiaries. No losses on these operations are expected.

21. RELATED-PARTY TRANSACTIONS

Related-party transactions were conducted at the market rates prevailing on the dates of operation, as summarized below:

	2006		2005		2004	
	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)
Demand deposits						
ACS Participações Ltda.	(5)	—	(14)	—	(15)	—
Daycoval Asset Management	(3)	—	(5)	—	(4)	—
IFP Planej. e Cons. em Informática	—	—	(4)	—	(3)	—
SCC Ass. em Cadastro e Cobrança	—	—	(4)	—	(4)	—
Other (affiliates and individuals)	(65)	—	(47)	—	—	—
Time deposits						
ACS Participações Ltda.	(3,962)	(362)	—	(13)	(118)	(75)
Daycoval Asset Management	(1,420)	(139)	(406)	(93)	(698)	(115)
Treetop Investment Ltd.	—	—	—	—	(2,861)	(417)
IFP Planej. e Cons. em Informática	—	—	(2,795)	(544)	(3,012)	(439)
SCC Ass. em Cadastro e Cobrança	—	—	(2,631)	(516)	—	—
Other (affiliates and individuals)	(28,479)	(2,394)	(50,178)	(2,595)	—	—
Derivatives						
Other (affiliates and individuals)	7,213	2,340	30,788	18,624	—	—
Securities issued abroad						
ACS Participações Ltda.	(217)	(34)	—	—	—	—
Treetop Investment Ltd.	(1,309)	(17)	(5,398)	(224)	(11,968)	(293)
Assignment of receivables						
Daycoval FIDC	35,024	421	—	—	—	—

Banco Daycoval S.A.

22. OPERATING LIMITS (BASEL ACCORD)

In accordance with Resolution No. 2099/94 of the National Monetary Council (CMN), Brazilian financial institutions are required to maintain shareholders' equity commensurate with their asset exposure risk. For the year ended December 31, 2006, the Bank's shareholders' equity exceeded the minimum shareholders' equity required by the Central Bank of Brazil by 85.60% (127.98% in 2005 and 147.66% in 2004), thus being compatible with the Bank's asset structure. The ratio of equity to risk-weighted assets as of December 31, 2006 is 20.42% (25.08% in 2005 and 27.24% in 2004).

The table below shows risk-weighted assets:

	2006	2005	2004
Risk weight factors:			
Reduced risk—20%	7,404	1,505	1,712
Reduced risk—50%	62,087	23,635	12,332
Normal risk—100%	1,660,332	1,087,845	760,433
Normal rik—300% (tax credits)	—	114	4,905
Total risk-weighted assets	1,729,823	1,113,099	779,382
11% of risk-weighted assets	190,280	122,441	85,732
20% of credit risk of swap transactions	927	1,505	1,943
Market risk—foreign exchange exposure	26,350	26,238	39,116
Market risk—fixed rate	18,304	10,208	8,216
Required minimum shareholders' equity	235,861	160,392	135,007
Shareholders' equity as of December 31	437,767	365,663	334,365

23. DIRECTORS' FEES

The Bank's directors are paid fees. These amounts were recorded under the caption "personnel expenses—directors' fees" in the amounts of R$199 in 2006, R$200 in 2005 and R$194 in 2004.

24. OTHER INFORMATION

a) Third-party asset management—Daycoval Asset Management is responsible for managing third-party assets through investment funds, whose net assets were R$151,926 in 2006, R$90,543 in 2005, and R$36,827 in 2004.

b) Despite the low risk exposure as a result of their assets not being physically concentrated, the Bank and its subsidiaries have insurance for its assets in amounts considered sufficient to cover potential losses.

25. SUBSEQUENT EVENTS

a) At the Extraordinary Shareholders' Meeting held on March 8, 2007, the shareholders resolved and approved to increase the capital of Banco Daycoval S.A. by R$3,897, from R$288,561 to R$192,458, with the issuance of 29,364 shares, consisting of 14,682 common shares and 14,682 preferred shares without par value. This capital increase was approved by the Central Bank of Brazil on March 16, 2007.

b) At the Extraordinary Shareholders' Meeting held on March 9, 2007, the shareholders resolved and approved to increase the capital of Banco Daycoval S.A. by R$230,279, by absorption of: (i) capital reserves—R$453, (ii) profit reserves—R$20,573, and (iii) prior years' retained earnings—R$209,253. The Bank's capital was increased from R$192,458 to R$422,737. This capital increase was approved by the Central Bank of Brazil on March 27, 2007.

At the same Extraordinary Shareholders' Meeting, the shareholders resolved and approved a 50-for-1 stock split of all common and preferred shares.

c) At the Executive Board's Meeting held on March 13, 2007, the Board resolved and approved a capital reduction in Treetop Investments Ltda., a direct subsidiary of ACS Participações S.A., from US$14,260,585.00 to US$5,259,585.00.

d) At the Executive Board's Meeting held on March 15, 2007, the Board resolved and approved a capital reduction in Treetop Investments Ltda., a direct subsidiary of ACS Participações S.A., from US$5,259,585.00 to US$2,668,585.00.

e) At the Shareholders' Meeting held on March 15, 2007, the shareholders resolved and approved to pay dividends to the Bank on prior years' profits of ACS Participações S.A., in the amount of R$ 21,677.

f) At the Incorporation Meeting held on March 16, 2007, it was resolved and approved to establish Dayprev Vida e Previdência S.A. to operate as a life insurance and pension entity. The administrative procedures for incorporation have been submitted to the Superintendency of Private Insurance (SUSEP) for analysis.

END